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Exhibit 99.2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Data

Unless otherwise indicated, (i) the historical consolidated financial information of B Communications we present herein has been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IASB IFRS"), and (ii) the financial information of Bezeq presented herein has been prepared in accordance with Israeli International Financial Reporting Standards (IFRS) and in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010. In this Offering Memorandum, we use the term "IFRS" to refer to IASB IFRS.

This Offering Memorandum includes:

•
the audited consolidated financial statements of B Communications and its subsidiaries, as of December 31, 2010, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, which have been audited by Somekh Chaikin (KPMG Israel); and

•
the unaudited consolidated interim financial statements of B Communications and its subsidiaries, as of and for the nine months ended September 30, 2012 and 2013.

The historical results of the companies mentioned above do not necessarily indicate results that may be expected for any future period. B Communication's financial results are reported in NIS.

Effective January 1, 2013, we began applying a recently enacted amendment to IAS 19, Employee Benefits (the "Amendment"). As a result of the application of the Amendment, the measurement method of the liability regarding vacation days was changed. In addition, at the date of the first-time application of the Amendment, Bezeq recognized the full obligation to its employees who transferred from state service to Bezeq, which until that time was treated as the cost of past services and had been recognized over the future service period. The change in accounting policy will be applied retrospectively. Due to the Amendment, our unaudited consolidated interim financial statements for the nine months ended September 30, 2013 contain comparative period information for the nine months ended September 30, 2012 and for the year ended December 31, 2012, to which the change in accounting policy has been retrospectively applied. Consequently, we decreased the equity attributable to our shareholders as of September 30, 2012 by NIS 2 million. However, the information as of and for the years ended December 31, 2010, 2011 and 2012 included elsewhere in this Offering Memorandum, has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 before taking into account the application of the Amendment. We will restate our consolidated balance sheet, consolidated statements of income and our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2012 in our financial statements for the year ended December 31, 2013, giving retroactive application to the Amendment. Our financial statements for the year ended December 31, 2013, which have not yet been prepared, are expected to reflect an increase in net income attributable to owners of our company. For more information, see note 3 in the unaudited consolidated interim financial statements for the nine months ended September 30, 2013.

In addition to the above, this Offering Memorandum includes certain financial information for the twelve months ended September 30, 2013. This information was calculated by taking the results of operations for the nine months ended September 30, 2013 and adding to it the difference between the results of operations for the full year ended December 31, 2012 and the historical nine months ended September 30, 2012. The consolidated financial information for the twelve months ended September 30, 2013 has been prepared solely for the purposes of this Offering Memorandum and is for illustrative purposes only and is not necessarily representative of our results of operations for any future period or our financial condition at any future date.

Other

Unless otherwise indicated, convenience translations into dollars have been calculated as of December 31, 2012 and September 30, 2013. The representative rate of exchange was NIS 3.7330 = $1.00 at December 31, 2012 and NIS 3.5370 = $1.00 at September 30, 2013. Certain amounts and percentages presented herein have been rounded and, accordingly, the sum of amounts presented may not equal the total. See "Exchange Rate Information."

All references in this document to NIS refer to New Israeli Shekels, all references to "$" are to U.S. dollars and all references to "€" are to euro.

The financial information included in this Offering Memorandum is not intended to comply with the applicable accounting requirements of the U.S. Securities Act and the related rules and regulations that would apply if the Notes were to be registered in the United States. Compliance with such requirements would require the modification or exclusion of certain information included in this Offering Memorandum and the presentation of certain information which is not included in this Offering Memorandum.

 CERTAIN DEFINITIONS

Unless otherwise stated or the context otherwise requires, the terms "we," "us" and "our" as used in this Offering Memorandum refer to the Restricted Group.

"B Communications" refers to B Communications Ltd.

"B Communications Dividend Distribution" refers to the aggregate NIS 102 million dividend to shareholders paid by B Communications on December 3, 2013.

"B Communications Refinancing and Repayments" refers to (i) the one time early principal repayment of NIS 400 million under the Existing Bank Loan Agreement on November 5, 2013; (ii) the scheduled principal payment of NIS 120 million under the Existing Bank Loan Agreement on November 30, 2013; and (iii) the repayment of a NIS 5 million loan on February 1, 2014.

"Bezeq" refers to Bezeq—The Israel Telecommunication Corp. Ltd.

"Bezeq Debenture Issuance" refers to the issuance by Bezeq of NIS 500 million of its Series 6 debentures on November 25, 2013.

"Bezeq Group" refers to Bezeq and its subsidiaries (including YES, except that with respect to references to consolidated financial data, it does not include YES).

"Bezeq International" refers to Bezeq International Ltd., the operator of the Bezeq Group's Internet service provider, international telephony services, international and domestic data transfer and network services and information and communication technology services businesses.

"Existing Bank Loan Agreement" refers to credit agreement dated February 11, 2010 between SP2, Bank Hapoalim Ltd. (as lender, facility agent and security trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd. (a TASE Member affiliated with Discount Underwriting & Issuing Ltd.), Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as lenders), as amended.

"Existing Migdal Loan Agreement" refers to loan agreement dated February 18, 2010, between SP1 and entities within the Migdal Insurance and Financial Holdings Ltd. group.

"Existing Unsecured Notes" refers to the Series A Debentures and the Series B Debentures of B Communications traded on the TASE.

"Expected Series A Debentures Redemption" means the use of unrestricted cash on hand to redeem the NIS 186 million outstanding under our Series A Debentures as of September 30, 2013, which we intend to carry out subject to the completion of this Offering.

"Guarantors" refers to SP1 and SP2.

"Issuer" refers to B Communications.

"Means of Control" refers to the right to vote at a general meeting of a company, appoint a director or general manager of the company, or to participate in the profits of the company or a share of its remaining assets after payment of its debts upon liquidation.

"NIS" refers to New Israeli Shekels.

"Pelephone" refers to Pelephone Communications Ltd., the operator of the Bezeq Group's cellular telephony business.

"Restricted Group" refers to B Communications, SP1 and SP2.

"Series A Debentures" refers to the NIS 186 million principal amount of Series A unsecured notes of B Communications traded on the TASE that were outstanding as of September 30, 2013 and which mature in March 2016.

"Series B Debentures" refers to the NIS 706 million principal amount of Series B unsecured notes of B Communications traded on the TASE that were outstanding as of September 30, 2013 and which mature in March 2019.

"SP1" refers to B Communications (SP1) Ltd.

"SP2" refers to B Communications (SP2) Ltd.

"TACT Institutional" refers to the system of the TASE for trading securities by institutional investors.

"TASE" means the Tel Aviv Stock Exchange.

"U.S. Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" refers to the U.S. Securities Act of 1933, as amended.

"YES" refers to D.B.S. Satellite Services (1998) Ltd., which operates its business as "YES," the operator of the Bezeq Group's pay television business.

 DEFINED LEGAL AUTHORITIES

Certain of the legal authorities used in this Offering Memorandum are defined below.

"Broadcasting Authority" refers to the Israeli Broadcasting Authority.

"Broadcasting Council" refers to the Israeli Council for Cable and Satellite Broadcasting.

"Broadcasters Rights Law" refers to the Israeli Broadcasters and Performers Rights Law, 1984.

"Communications Order" refers to the Israeli Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq—The Israel Communication Corp. Ltd.) Order, 1997.

"Communications Rules" refers to the Israeli Communications (Broadcasting Licensee) Rules, 1987.

"Concentration Law" refers to the Israeli Law for Increasing Competition and Reducing Concentration, 2013.

"Control Permit" refers to the permit to control Bezeq issued to the Issuer, the Guarantors and additional members of the Eurocom Group on April 13, 2010, as supplemented.

"Director General" refers to the Director General of the Ministry of Communications.

"Hayek Committee" refers to the committee headed by Mr. Amir Hayek for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications market.

"Israeli Antitrust Authority" refers to the Israeli Antitrust Authority.

"Israeli Antitrust Law" refers to the Israeli Antitrust Law, 1988.

"Israeli Antitrust Commissioner" refers to the Israeli Commissioner of the Antitrust Authority.

"Israeli Communications Law" refers to the Israeli Communications (Telecommunications and Broadcasts) Law, 1982.

"Israeli Companies Law" refers to the Israeli Companies Law, 1999.

"Israeli Consumer Protection Law" refers to the Israeli Consumer Protection Law, 1981.

"Israeli Copyright Law" refers to the Israeli Copyright Law, 2007.

"Israeli Radiation Law" refers to the Israeli Non-Ionizing Radiation Law, 2006.

"Israeli Securities Law" refers to the Israeli Securities Law, 1968.

"Israeli Tax Ordinance" refers to the Israeli Income Tax Ordinance (New Version), 1961.

"Knesset" refers to the Israeli legislature.

"Ministers" refers to the Prime Minister of Israel and the Minister of Communications.

"Minister of Communications" refers to the Israeli Minister of Communications.

"Minister of Finance" refers to the Israeli Minister of Finance.

"Ministry of Communications" refers to the Israeli Ministry of Communications.

"Planning and Construction Law" refers to the Israeli Planning and Construction Law, 1965.

"Second Authority" refers to the Israeli Second Television and Radio Authority.

"Second Authority Law" refers to the Israeli Second Authority for Television and Radio Law, 1990.

"Telegraph Ordinance" refers to the Israeli Wireless Telegraph Ordinance (New Version), 1972.

"Wholesale Market Policy Document" refers to a policy document published by the Ministry of Communications on May 2012.

 SUBSCRIBER, MARKET AND INDUSTRY DATA

Key Operating Measures

This Offering Memorandum includes information relating to certain key operating measures of the Bezeq Group, including the number of total access lines, Average Revenue per Line ("ARPL"), churn rate, number of broadband Internet lines, number of subscribers and Average Revenue per User ("ARPU"), which track the financial and operating performance of the Bezeq Group's businesses. None of these terms are measures of financial performance under IFRS, nor have these measures been audited or reviewed by an auditor, consultant or expert. All of these measures are derived from the internal operating systems of the individual members of the Bezeq Group, including Bezeq, Pelephone, Bezeq International and YES, as applicable. As defined by the management of Bezeq, Pelephone, Bezeq International and YES or the other members of the Bezeq Group (as the case may be), the meaning of these terms may differ among Bezeq, Pelephone, Bezeq International and YES and the other members of the Bezeq Group. Additionally, such terms may not be directly comparable to corresponding or similar terms used by competitors or other companies. Please refer to the meanings of these terms as defined by Bezeq, Pelephone, Bezeq International and YES included below and elsewhere in the Offering Memorandum.

ARPU/ARPL is an average monthly measure that the Bezeq Group companies use to evaluate how effectively they are realizing revenues from subscribers for certain services. ARPU/ARPL is calculated as follows:

•
Fixed-line telephony:  By dividing the total revenues from fixed telephony lines for the period, not including revenues from fixed-line broadband Internet infrastructure access services, air time transferred to cellular telephony operators, revenues from transmission services and data communication, services to communications operators and contractors and other services, by the average number of lines for the period.

•
Fixed-line broadband Internet infrastructure access:  By dividing the total revenue from fixed-line broadband Internet infrastructure access services (including revenue from the sales of Internet equipment and revenue from directory services) for the period, by the average number of active subscribers for the period.

•
Cellular telephony:  By dividing the average monthly revenues from cellular telephony services, from Pelephone subscribers and other telecommunications operators (including revenues from cellular telephony operators who use Pelephone's network), repair services and warranty in the period, by the average number of active Pelephone subscribers for the period.

•
Multi-channel pay television:  By dividing the total revenues of YES (revenues from content and equipment, premium channels, advanced products and other revenues) for the period, by the average number of subscribers for the period.

Churn is calculated as follows:

•
Fixed-line telephony:  By dividing the sum of the total number of subscribers who disconnected from Bezeq's fixed-line telephony services during the period, by the average number of fixed-line telephony subscribers during the period.

•
Cellular telephony:  By dividing the sum of the total number of subscribers who disconnected from Pelephone's services during the period plus the number of subscribers who became inactive during the period, by the average number of active subscribers during the period.

•
ISP:  By dividing the number of ISP subscribers who became inactive during the period, by the average number of ISP subscribers during the period.

•
Multi-channel pay television:  By dividing the number of YES subscribers who disconnected from YES services during the period, by the average number of YES subscribers during the period.

Market and Industry Data

We operate in an industry in which it is difficult to obtain precise market and industry information. We have generally obtained the market and competitive position data in this Offering Memorandum from our competitors' public filings, from industry publications and from surveys or studies conducted by third party sources that we believe to be reliable. Certain information in this Offering Memorandum contains independent market research carried out by TeleGeography, Informa Telecoms & Media, World Cellular

Information Service (WCIS), The Economist Intelligence Unit (EIU) and Akamai or comes from official reports released by the Israeli Central Bureau of Statistics and Ministry of Communications, the Bank of Israel, the Organisation for Economic Co-operation and Development (OECD) and the United Nations. In addition, we calculate market share for each of our segments based on our competitors' public filings and reported subscriber base, other public information and the Bezeq Group's internal estimates, calculated as follows:

•
Fixed-line telephony:  By dividing the sum of Bezeq's active lines by the total active fixed telephony lines in Israel.

•
Fixed-line broadband Internet infrastructure access:  By dividing the sum of the total number of Bezeq's fixed-line broadband Internet infrastructure access subscribers by the total number of subscribers for such service in Israel.

•
Cellular telephony:  By dividing the sum of the total number of Pelephone's cellular telephony subscribers by the total number of subscribers for such services in Israel.

•
ISP:  By dividing the sum of the total number of Bezeq's International's ISP services subscribers by the total number of fixed-line broadband Internet infrastructure access subscribers in Israel.

•
ILD:  By dividing the sum of the total number of outgoing minutes of Bezeq's International's ILD services by the total number outgoing minutes in Israel.

•
Multi-channel pay television:  By dividing the sum of the total number of YES multi-channel pay television subscribers by the total number of subscribers for such services in Israel.

However, neither we nor the Initial Purchasers nor any of our or their respective advisors can verify the accuracy and completeness of such information and none of us, the Initial Purchasers or any of our or their respective advisors has independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information and, as far as we are aware and are able to ascertain from information published, no facts have been omitted that would render the reproduced information inaccurate or misleading.

In addition, in many cases we have made statements in this Offering Memorandum regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. Neither we nor the Initial Purchasers nor any of our or their respective advisors can assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our or their internal surveys or information has been verified by independent sources.

 FORWARD LOOKING STATEMENTS

This Offering Memorandum contains "forward-looking statements" as that term is defined by the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this Offering Memorandum, including, but without limitation, those regarding our future financial condition, results of operations and business, our product, acquisition, disposition and finance strategies, our capital expenditure priorities, regulatory or technological developments in the market, subscriber growth and retention rates, competitive and economic factors, the maturity of our markets, anticipated cost increases, liquidity, credit risk and target leverage levels. In some cases, you can identify these statements by terminology such as "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "potential", "predict", "project", "should", and "will" and similar words used in this Offering Memorandum.

By their nature, forward-looking statements are subject to numerous assumptions, risks and uncertainties. Many of these assumptions, risks and uncertainties are beyond our control. Accordingly, actual results may differ materially from those expressed or implied by the forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we operate. We caution readers not to place undue reliance on the statements, risks, uncertainties and other factors, which speak only as of the date of this Offering Memorandum, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based.

Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished.

Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this Offering Memorandum include those described under "Risk Factors."

The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•
fluctuations in currency exchange rates, inflation, Israeli consumer price index, interest rates, general economic environment and financial condition of the capital markets in Israel and worldwide;

•
competition from other telecommunications providers and recent and potential changes in the competitive environment and communications technologies;

•
regulations limiting the flexibility in managing the business of the Bezeq Group;

•
Bezeq's inability to control its tariffs for its services as a result of the government's control;

•
Bezeq's competitive disadvantage due to restrictions on intercompany relations with affiliated companies;

•
actual and alleged health risks related to cellular network sites and cellular telecommunication devices;

•
difficulties in obtaining some of the building and environmental permits required for the establishment and operation of Bezeq Group network sites;

•
economic and business conditions, trends and decrease in demand in the segments in which the Bezeq Group operates;

•
damage or interruption to the Bezeq Group's infrastructure systems;

•
limited spectrum availability in Israel;

•
the outcome of any pending or threatened litigation;

•
capital investments in services and equipment and competitor responses to Bezeq Group's products and services;

•
risks related to the Bezeq Group's licenses;

•
the Bezeq Group's ability to manage its brands and reputational risks;

•
negotiation of labor contracts or organizing activities;

•
providers of hardware, software and other outsourced services may discontinue their services or products;

•
claims against the Bezeq Group of intellectual property infringement;

•
adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations;

•
the loss of key employees and the availability of qualified personnel and a deterioration of the relationship with employee representatives;

•
any disruptions in the credit and equity markets which could affect our and Bezeq's credit instruments and cash investments;

•
barriers to entry in the Israeli domestic fixed-line communications segment have lessened considerably;

•
risks of YES not being able to obtain attractive programming on satisfactory terms for its pay television services;

•
changes in, or failure or inability to comply with, government regulations in Israel and adverse outcomes from regulatory proceedings or the Control Permit;

•
risks associated with the Concentration Law;

•
risks of becoming subject to the Investment Company Act of 1940;

•
failure to maintain effective internal control over financial reporting;

•
conflicts of interest arising between us and our parent and companies within the Eurocom Group;

•
the impact of Bezeq's future financial performance, or market conditions generally, on the availability, terms and deployment of capital;

•
events that are outside of our control, such as breaches of network or information technology security, natural disasters, political, economic and military instability, or other national emergency;

•
the obligation of our personnel to perform military service; and

•
other factors discussed in this Offering Memorandum.

The communications, domestic fixed-line telephony, cellular telephony, pay television, broadband Internet infrastructure access and Internet service provider services markets are changing rapidly and, therefore, the forward-looking statements of expectations, plans and intent in this Offering Memorandum are subject to a significant degree of risk.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Offering Memorandum.

We disclose important factors that could cause our actual results to differ materially from our expectations in this Offering Memorandum. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other conditions, results of operations and ability to make payments under the Notes.

 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The tables below set forth the summary consolidated income statement, balance sheet and cash flow statement information of B Communications as of and for the years ended December 31, 2010, 2011 and 2012 and as of and for the nine months ended September 30, 2012 and 2013, each of which has been prepared in accordance with IFRS, and summary consolidated income statement information for the twelve months ended September 30, 2013.

Our summary financial information as of and for the years ended December 31, 2010, 2011 and 2012 has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 included elsewhere in this Offering Memorandum. Such financial information was prepared in accordance with IFRS and has been audited by Somekh Chaikin (KPMG Israel). Our summary financial information as of and for the nine months ended September 30, 2012 and 2013 has been derived from our unaudited interim financial statements as of and for the nine months ended September 30, 2012 and 2013, included in this Offering Memorandum. Such financial information was prepared in accordance with IAS 34 Interim Financial Reporting. Interim results of operations are not necessarily indicative of the results of operations that may be expected for any other period or for the full year.

Information for the twelve months ended September 30, 2013 was derived by taking the results of operations for the nine months ended September 30, 2013 and adding to it the difference between the results of operations for the full year ended December 31, 2012 and the historical nine months ended September 30, 2012. The consolidated financial information for the twelve months ended September 30, 2013 has been prepared solely for the purposes of this Offering Memorandum and is for illustrative purposes only and is not necessarily representative of our results of operations for any future period or our financial condition at any future date.

The following tables should be read in conjunction with, and are qualified in their entirety by reference to our financial statements included elsewhere in this Offering Memorandum. The tables should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our and Bezeq's historical results do not necessarily indicate results that may be expected in the future.

Our financial statements reflect the consolidation of the Bezeq Group. As such, our financial statements include all of the costs and expenses incurred by us and all of the revenues, costs and expenses reflected in the consolidated financial statements of the Bezeq Group, which are also prepared in accordance with IFRS and have been audited by Somekh Chaikin (KPMG Israel).

B Communications Consolidated Statements of Income

	For the Year ended December 31,			For the Nine Months ended September 30,		For the Twelve Months ended September 30,
	2010	2011	2012	2012	2013	2013	2013(1)
	(NIS in millions)						($ in millions)
Revenues	8,657	11,373	10,278	7,829	7,154	9,603	2,715
Depreciation and amortization	2,294	2,984	2,367	1,767	1,514	2,114	598
Salaries	1,488	2,114	1,984	1,528	1,436	1,892	533
General and operating expenses	3,640	4,462	3,995	3,016	2,610	3,589	1,015
Other operating expenses (income)	5	326	(11)	52	(30)	(93)	(26)

Operating income	1,230	1,487	1,943	1,466	1,624	2,101	595
Finance expense	600	983	915	731	644	828	235
Finance income	(313)	(485)	(562)	(463)	(403)	(502)	(142)

Income after financing expenses (income), net	943	989	1,590	1,198	1,383	1,775	502
Share of losses in equity-accounted investee	235	216	245	233	195	207	59

Income before income tax	708	773	1,345	965	1,188	1,568	443
Income tax	385	653	555	404	427	578	164

Net income for the period	323	120	790	561	761	990	279

Income (loss) attributable to:
Owners of the company	(140)	(219)	45	29	113	129	37
Non-controlling interests	463	339	745	532	648	861	242

Net income for the period	323	120	790	561	761	990	279

(1)
Currency translation has been calculated using an exchange rate of NIS 3.5370 = $1.00.

B Communications Consolidated Balance Sheet

	As at December 31,			As at September 30,
	2010	2011	2012	2013	2013(1)
	(NIS in millions)				($ in millions)
Assets
Cash and cash equivalents	383	1,369	757	1,013	286
Investments, including derivative financial instruments	789	1,284	1,484	1,603	453
Trade receivables	2,701	3,059	2,927	2,791	789
Other receivables	231	295	330	345	98
Inventory	177	204	123	122	34
Assets classified as held-for-sale	194	158	164	229	65

Total current assets	4,475	6,369	5,785	6,103	1,725

Investments, including derivatives	129	119	90	90	25
Long-term trade and other receivables	1,114	1,499	1,074	700	198
Property, plant and equipment	7,392	7,143	6,911	6,590	1,863
Intangible assets	9,163	8,085	7,252	6,759	1,913
Deferred and other expenses	423	412	384	389	109
Investment in equity-accounted investee (mainly loans)	1,084	1,059	1,005	1,000	283
Deferred tax assets	254	223	126	93	26

Total non-current assets	19,559	18,540	16,842	15,621	4,417

Total assets	24,034	24,909	22,627	21,724	6,142

Liabilities
Short-term bank credit, current maturities of long-term liabilities and debentures	1,380	1,185	1,582	1,484	420
Trade payables	1,061	892	792	629	178
Other payables, including derivatives	850	840	734	849	239
Dividend payable	—	669	669	—	—
Current tax liabilities	346	499	588	774	219
Provisions	251	186	145	124	35
Employee benefits	269	389	258	248	70

Total current liabilities	4,157	4,660	4,768	4,108	1,161

Debentures	2,776	5,403	5,018	5,555	1,571
Bank loans	6,138	6,843	6,422	6,184	1,748
Loans from institutions and others	541	544	540	549	155
Dividend payable	—	636	—	—	—
Employee benefits	305	229	246	258	73
Other liabilities	150	96	67	82	23
Provisions	69	69	66	67	19
Deferred tax liabilities	1,555	1,426	1,159	1,081	306

Total non-current liabilities	11,534	15,246	13,518	13,776	3,895

Total liabilities	15,691	19,906	18,286	17,884	5,056

Total equity attributable to equity holders of the Company	1,212	936	961	1,067	302
Non-controlling interests	7,131	4,067	3,380	2,7784	73

Total equity	8,343	5,003	4,341	3,840	1,086

Total liabilities and equity	24,034	24,909	22,627	21,724	6,142

(1)
Currency translation has been calculated using an exchange rate of NIS 3.5370 = $1.00.

B Communications Consolidated Cash Flow Statement

	Year ended December 31,			Nine Months ended September 30,
	2010	2011	2012	2012	2013	2013(1)
	(NIS in millions)					($ in millions)
Net cash provided by operating activities	2,596	3,184	3,996	3,003	3,216	909
Net cash used in investing activities	(6,073)	(2,048)	(1,273)	(1,078)	(746)	(211)
Net cash provided by (used in) financing activities	2,920	(150)	(3,335)	(2,615)	(2,214)	(626)

Net increase (decrease) in cash and equivalents	(557)	986	(612)	(690)	256	72

(1)
Currency translation has been calculated using an exchange rate of NIS 3.537 = $1.00.

B Communications Other Financial Data and Pro Forma Financial Information

	As at and for the Year ended December 31,			As at and for the Nine Months ended September 30,		As at and for the Twelve Months ended September 30, 2013
	2010	2011	2012	2012	2013
	(NIS in millions except for percentages and ratios)
Other Financial Data
Revenues of the Bezeq Group	11,987	11,373	10,278	7,829	7,154	9,603
Adjusted EBITDA of the Bezeq Group(1)	5,153	4,637	4,471	3,338	3,209	4,342
Adjusted EBITDA Margin of the Bezeq Group(2)	43.0%	40.8%	43.6%	42.6%	44.9%	45.2%
Adjusted EBITDA(3)	3,524	4,471	4,310	3,233	3,138	4,215
Adjusted EBITDA Margin(4)	40.7%	39.3%	41.9%	41.3%	43.9%	43.9%
Capital expenditure	1,252	1,903	1,540	1,209	910	1,241
Capital expenditure, net(5)	1,127	1,637	1,235	1,043	691	883
Capital expenditure, net as % of revenue	13.0%	14.4%	12.0%	13.3%	9.7%	9.2%
Other Financial Data (Restricted Group)
Total cash items(6)	800	355	694	388	1,360	1,360
Total debt(7)	5,027	4,266	3,929	4,013	3,878	3,878
Total secured debt(8)	4,243	3,535	3,156	3,235	2,993	2,993
Net debt(9)	4,227	3,911	3,235	3,625	2,518	2,518
Other Financial Data (Bezeq Group)
Total cash items(10)	372	2,298	1,547	1,747	1,256	1,256
Total debt(11)	5,717	9,578	9,546	8,939	9,838	9,838
Net debt(12)	5,345	7,280	7,999	7,192	8,582	8,582

(1)
Adjusted EBITDA of the Bezeq Group represents profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization for the Bezeq Group. Bezeq presents Adjusted EBITDA because its management believes that it and similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Adjusted EBITDA may not be comparable to similarly titled measures of other companies, have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of Bezeq's operating results as reported under IFRS. For more information, see "Presentation of Financial and Other Information—Non-IFRS Financial Measures."

  The following table reconciles the Bezeq Group's net income and Adjusted EBITDA for the periods indicated:

				Nine Months ended September 30,
	Year ended December 31,					Twelve Months ended September 30, 2013
	2010	2011	2012	2012	2013
	(NIS in millions)
Net income of the Bezeq Group	2,442	2,061	1,864	1,345	1,419	1,938
Depreciation and amortization	1,409	1,395	1,436	1,075	983	1,344
Financing expenses, net	109	210	149	88	96	157
Income tax	932	755	777	597	516	696

EBITDA of the Bezeq Group	4,892	4,421	4,226	3,105	3,014	4,135

Share of loss of equity-accounted investees	261	216	245	233	195	207

Adjusted EBITDA of the Bezeq Group	5,153	4,637	4,471	3,338	3,209	4,342

(2)
Adjusted EBITDA Margin of the Bezeq Group represents Adjusted EBITDA of the Bezeq Group divided by revenues of the Bezeq Group.

(3)
Adjusted EBITDA represents our consolidated profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization. Adjusted EBITDA may not be comparable to similarly titled measures of other companies, have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS. For more information, see "Presentation of Financial and Other Information—Non-IFRS Financial Measures."

  The principal differences between Bezeq's Adjusted EBITDA and our consolidated Adjusted EBITDA results from our standalone salaries and general and operating expenses (NIS 8 million for the twelve months ended September 30, 2013), as well as from cancellations of capital gains that result from the sale of Bezeq Group assets to which we assigned fair value on the date we acquired our interest in Bezeq (NIS 119 million for the twelve months ended September 30, 2013). For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Explanation of Key Income Statement Items."

  The following table reconciles our consolidated net income and consolidated Adjusted EBITDA for the periods indicated:

				Nine Months ended September 30,
	Year ended December 31,					Twelve Months ended September 30, 2013
	2010	2011	2012	2012	2013
	(NIS in millions)
Net income for the period	323	120	790	561	761	990
Depreciation and amortization	2,294	2,984	2,367	1,767	1,514	2,114
Financing expenses, net	287	498	353	268	241	326
Income tax	385	653	555	404	427	578

EBITDA	3,289	4,255	4,065	3,000	2,943	4,008

Share of loss of equity-accounted investees	235	216	245	233	195	207

Adjusted EBITDA	3,524	4,471	4,310	3,233	3,138	4,215

(4)
Adjusted EBITDA Margin represents Adjusted EBITDA divided by revenues.

(5)
Capital expenditure, net represents the purchase of property, plant and equipment (PPE) plus investments in intangible assets, less proceeds from the sale of PPE, which primarily relate to the sale of real estate and copper in the years presented.

(6)
Total cash items of the Restricted Group represents cash and cash equivalents plus invesments, including derivative financial instruments of the Restricted Group.

(7)
Total debt of the Restricted Group represents current and non-current financial liabilities of the Restricted Group, which are comprised of bank and institutional borrowings and debentures. Amounts reflected exclude accrued interest, but include unamortized premiums, discounts and debt issuance costs.

(8)
Total secured debt of the Restricted Group represents secured debt of the Restricted Group, which is comprised of banks and institutional borrowings. Amounts reflected exclude accrued interest, but include unamortized premiums, discounts and debt issuance costs.

(9)
Net debt of the Restricted Group represents total debt of the Restricted Group less total cash of the Restricted Group.

(10)
Total cash items of the Bezeq Group represents cash and cash equivalents plus invesments, including derivative financial instruments of the Bezeq Group.

(11)
Total debt of the Bezeq Group represents current and non-current financial liabilities of the Bezeq Group, which are comprised of bank borrowings and debentures. Amounts reflected exclude accrued interest, but include unamortized premiums, discounts and debt issuance costs.

(12)
Net debt of the Bezeq Group represents total debt of the Bezeq Group less total cash of the Bezeq Group.

Bezeq Group Key Financial Data(1)

	Year ended December 31,			Nine Months ended September 30,
	2010	2011	2012	2012	2013
	(NIS in millions)
Bezeq
Revenues	5,263	4,648	4,630	3,509	3,377
EBITDA(2)	2,733	2,346	2,638	1,936	2,048
EBITDA margin	51.9%	50.5%	57.0%	55.2%	60.6%
Capital expenditures, net	900	937	658	592	353
Pelephone
Revenues	5,732	5,548	4,468	3,441	2,826
EBITDA(2)	1,984	1,921	1,423	1,127	877
EBITDA margin	43.6%	52.8%	43.6%	44.9%	41.3%
Capital expenditures, net	397	382	381	308	242
Bezeq International
Revenues	1,380	1,354	1,340	1,001	1,064
EBITDA(2)	414	350	355	260	268
EBITDA margin	30.0%	25.8%	26.5%	26.0%	25.2%
Capital expenditures, net	180	288	173	135	79
YES(3)
Revenues	1,583	1,619	1,636	1,229	1,218
EBITDA(2)	463	571	501	364	400
EBITDA margin	29.2%	35.3%	30.6%	29.6%	32.8%
Capital expenditures, net	277	264	284	212	241

(1)
Table sets forth results on a stand-alone basis prior to the elimination of intercompany revenues.

(2)
EBITDA is profit before income tax, financing expenses, net and depreciation and amortization. EBITDA for the year ended December 31, 2010 for Bezeq International includes NIS 57 million from the step acquisition of an interest in Walla! to Bezeq.

(3)
Bezeq does not consolidate YES's results into its financial statements.

Bezeq Group Other Operating Data:

	Year ended December 31,			Nine Months ended September 30, 2013
	2010	2011	2012
Bezeq
Total telephony access lines (000's)	2,366	2,367	2,268	2,223
Market Share
Fixed-Line Telephony	69%	67%	65%	63%
Fixed-Line Broadband	59%	59%	60%	62%
ARPL (NIS in millions)	81	76	73	68
Fixed-line Telephony Churn rate	12.6%	11.6%	15.3%	10%
Broadband Subscribers (000's)	1,066	1,111	1,169	1,230
Broadband Internet ARPU (NIS)	75	80	81	85
Pelephone
Subscribers (000's)	2,857	2,847	2,800	2,683
Market Share	29%	29%	28%	27%
ARPU (NIS)	111	107	95	86
Churn rate	15.3%	22.9%	22.4%	20.3%
Bezeq International
ISP Market Share	35.9%	37.5%	38.85%	40%
International Telephony Market Share	30.7%	30%	27.2%	22%
ISP Churn rate	12.7%	12.6%	18.4%	13.4%
YES(1)
Subscribers (000's)	578	586	578	593
Market Share	39%	40%	39%	40%
ARPU (NIS)	230	232	234	233
Churn rate	13.0%	11.9%	15.4%	10.4%

(1)
Bezeq does not consolidate YES's results into its financial statements.

 RISK FACTORS

An investment in the Notes involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below, as well as the other information contained in this Offering Memorandum, before purchasing the Notes. If any of the events described below, individually or in combination, were to occur, this could have a material adverse impact on our business, prospects, results of operations and financial condition and our ability to make payments on the Notes and could therefore have a negative effect on the trading price of the Notes. Described below and elsewhere in this document are the risks considered to be the most material, although there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our results of operations, financial condition, business or operations in the future. In addition, our past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

This Offering Memorandum also contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this Offering Memorandum. See "Forward Looking Statements."

Risks Relating to the Bezeq Group's Business

Competition from other telecommunications providers and recent and potential changes in the competitive environment and communications technologies could adversely affect the Bezeq Group's business, results of operations and financial condition.

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group's three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network. There can be no assurance that the measures taken by the Bezeq Group companies to streamline their respective operations and improve the services they provide to differentiate themselves from their competitors will be successful.

In recent years, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group's results. Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services (a "bundle") for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors. In addition, Bezeq expects additional competitive pressure to result from the convergence of broadcasting and communication technologies, as a result of which other participants in the Israeli media and telecommunications industries may seek to offer bundles of fixed-line telephony and cellular telephony, Internet and/or video broadcast services in competition with it. These competitive forces may create further downward pressure on prices, which may result in a decrease in the Bezeq Group's ARPU and increase the Bezeq Group companies' churn rates. In addition, the Bezeq Group companies may bear higher costs if they introduce new products or services to maintain or improve their competitive positioning and reduce subscriber churn. Furthermore, technological developments and falling equipment prices could enable other operators to provide services similar to those provided by the Bezeq Group at much lower costs. In combination with difficult economic environments, these competitive pressures could adversely impact the Bezeq Group's ability to increase, or in certain cases maintain, its ARPUs, operating cash flows and liquidity.

In May 2012, the Ministry of Communications published a policy document with respect to the expansion of competition in the fixed-line communications wholesale market, which adopted the key recommendations of a committee appointed by the Ministers' of Communications and Finance, referred to as the Hayek Committee, for significant regulatory reforms in the Israeli communications market. Regulation relating to the wholesale market implementation could entitle other communications companies network infrastructure access, which would enable such companies to lease such infrastructure from Bezeq and then sell access to their customers. Bezeq is preparing to implement a wholesale market and provide wholesale services. The effect on Bezeq will depend, in great measure, on the conditions, arrangements and similar variables associated with implementing such wholesale services, some of which have not yet been determined. Furthermore, a recent amendment to the Israeli Communications Law broadens the authorities of the Minister of Communications in connection with the supervising of competition after the implementation of the wholesale market, including authority to determine tariffs or other requirements with respect to certain fees. The manner in which the Minister of Communications exercises the authorities granted under the amendment, if exercised, could have an adverse impact on the Bezeq Group. In January 2014, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services on Bezeq's network. The implementation of the Wholesale Market Policy Document may have significant effects on the Bezeq Group. See "Regulatory—The Bezeq Group—General—Wholesale Market Regulation."

Fixed-Line Telephony.    Competition in the fixed-line telephony market is intense. We believe that competition in this market will continue to increase due to the low barriers to entry and regulations permitting new service providers who receive a license to provide telephony services using voice over Internet protocol ("VoIP") or voice over broadband ("VoB") technology. While such services utilize the fixed-line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end-users to purchase fixed-line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed-line telephony services.

In addition, the implementation of the Wholesale Market Policy Document published by the Ministry of Communications in May 2012 may have significant effects on Bezeq. Furthermore, the growth in use of cellular telephony services, which has become a popular substitute for fixed-line telephony, has exacerbated the competitive pressures that Bezeq faces as a fixed-line telephony operator. Increasing use of alternative communications technologies, such as VoIP or VoB, may also continue to negatively affect Bezeq's fixed-line call usage volumes and subscriber growth. As new competitors and new technologies enter the market and prices decrease in line with the downward pressure on telephony prices, Bezeq's fixed-line telephony business may become less profitable and experience a decline in revenues and market share.

Fixed-Line Broadband Internet Infrastructure Access.    Bezeq's principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. In addition, Bezeq's fixed-line broadband Internet infrastructure access services business faces competition from cellular telephony operators as they are increasingly able to utilize a combination of technologically advanced hand and high bandwidth technologies, such as universal mobile telecommunications system ("UMTS") and, potentially, long-term-evolution ("LTE") technology. The Ministry of Communications' policy for the establishment of a wholesale market for fixed-line telephony and broadband Internet infrastructure access, pursuant to which Bezeq would be required to provide access to its fixed-line broadband Internet network infrastructure to other service providers on a wholesale basis, may increase competition in the fixed-line broadband Internet infrastructure access market. The price for such access would be determined based on a commercial agreement between Bezeq and any such service provider, but if the Minister of Communications finds that the price and conditions for such services are anti-competitive or if the parties cannot reach a reasonable commercial agreement, he will be entitled to determine the price and conditions. To date, Bezeq has not reached any such commercial agreement and the Minister of Communications has not determined any conditions. In January 2014, the Ministry of Communications issued a hearing regarding the framework for providing wholesale services and maximum fees for wholesale services. Should the wholesale market develop, certain requirements for structural separation and limitations on bundling of products that apply to Bezeq and HOT may be lifted, as a result of which competition in the fixed-line broadband Internet infrastructure access market may increase significantly, which could negatively affect Bezeq's results of operations. See "Regulatory—The Bezeq Group—General—Wholesale Market Regulation."

Competition may also increase following the recent establishment of a telecommunications joint venture, IBC Israel Broadband Company (2013) Ltd. ("IBC"), between the government-owned Israel Electric Company ("IEC") and a consortium of non-government companies that was selected by the IEC in a tender procedure. In August 2013, IBC was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC's fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it will compete with Bezeq and HOT in the wholesale market and will provide such services directly to large business customers. Pursuant to the general license, IBC is not required to provide universal coverage, but rather is required to provide gradual universal coverage over a period of 20 years. In addition, IBC was granted a five-year special license to provide wired domestic data communications services, according to which it is entitled to provide IP virtual private network ("IPVPN") services and broadband data communications services, without an obligation to provide universal service. We believe that the significant relief granted to IBC under the general license, permitting it to gradually provide universal service, and the grant of the special license permitting it to provide services without an obligation to provide universal service, could adversely affect Bezeq's operations and results.

Cellular Telephony.    The cellular telephony market in Israel is characterized by saturation and a very high penetration level in excess of 100%. Until 2012, three cellular telephony operators, Cellcom, Partner and Pelephone, led the Israeli cellular telephony market. During 2012, a number of other cellular telephony operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone's current principal competitors, Cellcom, Partner and HOT Mobile (since February 2012), also provide ISP services and fixed-line communications, and they market a variety of joint service packages. Pelephone also faces competition from mobile virtual network operators ("MVNOs") that provide cellular telephony services under their own brand using the network infrastructure of another service provider. Following the Israeli government's decision to encourage competition in the cellular market, 11 MVNO licenses were granted to virtual operators. We believe that only four of the MVNO licensees currently provide services: Rami Levy Celluar Communications Ltd. ("Rami Levy") and Alon Blue Square Israel Ltd. ("Alon Cellular") (both of which signed hosting agreements with Pelephone), Azi Communications (which signed a hosting agreement with Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO, Cellact, which has not yet begun commercial operations, signed a hosting agreement with Pelephone. The Ministry of Communications has recently taken active steps to increase competition in the fixed-line and cellular telecommunications industries, including eliminating termination fees that operators can charge (except in limited circumstances) and since January 2013, prohibiting linkage of the price and terms of handset sales to the services or benefits of the cellular contract.

The Ministry of Communications formed an inter-ministerial task force to review regulation of the sharing of cellular infrastructures in Israel. In July 2011, the Ministry of Communications issued the following key recommendations of the inter-ministerial task force:

•
to determine a model of forced sharing of cellular infrastructure, while giving preference to the possibility of enabling the new operators (i.e., HOT Mobile and Golan Telecom) to share sites;

•
a permit to set up a cellular site will be conditional on a proposal for sharing such sites with all operators; cellular telephony operators will be required to erect sites that facilitate sharing with up to four participants;

•
all the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment); the costs of sharing sites will be shared; and

•
all license holders will be required to reduce the number of unshared sites each year.

If the foregoing recommendations are enacted into legislation, they could impose significant restrictions on Pelephone's ability to expand its network. In May 2013, the Ministry of Communications, Ministry of Health and the Ministry of the Environment announced that a pre-condition to the deployment of fourth generation cellular infrastructure is the implementation of the inter-ministerial task force's recommendations regarding the sharing of cellular infrastructures.

Since HOT Mobile and Golan Telecom have yet to complete the rollout of their networks, they use national roaming services on Pelephone and Cellcom's networks, respectively. HOT Mobile's roaming agreement with Pelephone will expire on December 31, 2014. In November 2013, Partner and HOT Mobile announced that they had entered into a 15-year network sharing agreement, the scope and terms of which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. Pursuant to the network sharing agreement, the parties agreed to form a 50%-50% joint venture, which will own, develop and operate a cellular network to be shared by both companies. As an intermediate measure,

Partner and HOT Mobile have entered into a rights of use agreement, which will be valid until no later than December 31, 2016, under which Partner will grant HOT Mobile, when possible, rights of use of its cellular network in order to supplement HOT Mobile's network coverage. For additional information, see "Description of Our Business—Networks—Cellular Telephony (Pelephone)." On December 9, 2013, Pelephone entered into an agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive elements of cell sites for existing networks. For additional information, see "Description of Our Business—Networks—Cellular Telephony (Pelephone)." Effectiveness of each of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner, as well as an additional indefeasible right of use agreement between Cellcom and Golan Telecom regarding Cellcom's 2G and 3G radio networks. There is no assurance that the agreements will receive the requisite regulatory approvals. If either of the network sharing agreements obtains the requisite approvals and becomes effective while the other does not, the competitive position of the parties to the agreement that has not been approved could be adversely affected.

International Telephony.    The ILD market in Israel is characterized by a high degree of competition. At the end of 2012, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular telephony operators began to offer ILD services as part of the unlimited packages they offered. In addition, a recent hearing published by the Ministry of Communications proposes the adoption of a new regulatory regime allowing domestic fixed-line operators and cellular telephony operators to provide ILD services as part of the service packages they offer to their subscribers (see "Regulatory—The Bezeq Group—Bezeq International—Recent Regulatory Developments—Offering of ILD Services by Cellular Telephony Operators; Hearing re Proposed Regulatory Regime in the ILD Market"). We expect competition in this market, including price competition, to increase in the future.

Internet Service Providers.    Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider. While there are only two fixed-line broadband Internet infrastructure access service providers in Israel (Bezeq and HOT), many telecommunication companies hold ISP licenses in Israel, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net (since February 2012) and numerous minor niche players. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per customer.

Pay Television.    The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, YES and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air digital terrestrial television ("DTT") channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure. We believe that the implementation of certain regulatory changes, including the expansion in the number and variety of free-to-air DTT channels and the possible appointment of a private entity to operate the DTT system instead of the Second Authority, which is the public authority that supervises commercial broadcasting in Israel, may increase competition in the television market.

The Bezeq Group operates in a highly regulated telecommunications market, which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

•
regulations requiring structural separation between the members of the Bezeq Group;

•
regulations restricting the Bezeq Group's ability to market bundles;

•
price regulation for certain services that the Bezeq Group provides;

•
rules and regulations imposed on telecommunications service providers with significant market share;

•
rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

•
regulations governing the prohibition of exit-fees or cancellation charges;

•
regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

•
regulations governing roaming charges and other billing and customer service matters;

•
rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

•
requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

•
rules and regulations relating to payment of royalties (zero rate as of 2013);

•
rules and regulations relating to universal service provision and requirements to extend the Bezeq Group's services to areas of Israel even where it is not economically profitable to do so; and

•
regulations restricting the number of television channels YES can own and specifying the minimum investment YES is required to make in local content productions.

For additional information see "Regulatory."

Bezeq's tariffs for its fixed-line services are subject to government control, which harms its ability to compete and places downward pressure on its tariffs, which adversely affects its business.

Bezeq's fixed-line operation is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Further, alternative payment packages, which should provide an immediate alternative to the regulated tariffs, are currently subject to certain conditions which often render the alternative payment package option moot. For additional information regarding government control over Bezeq's tariffs, including conditions for the offer of alternative payment packages, see "Regulatory—The Bezeq Group—Bezeq—Control of Bezeq's Tariffs." The foregoing factors harm Bezeq's ability to compete and place downward pressure on its tariffs, which adversely impacts its business.

Following the recommendations of the Hayek Committee, the Ministry of Communications has the power to set the price at which Bezeq sells its services to license holders. In addition, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services on Bezeq's network. An application of low prices by the Ministry may adversely affect Bezeq's revenues and profits. See "Regulatory—The Bezeq Group—General—Wholesale Market Regulation."

The Bezeq Group is subject to restrictions on intercompany relations with its principal subsidiaries, which harms its ability to compete and adversely affects its business.

Bezeq's general license for domestic fixed-line communication services obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to various limitations as a result of the State of Israel declaring it a monopoly in the fixed-line services business. In addition, Bezeq is subject to limitations set forth in merger approvals granted by the Israeli Antitrust Authority. As a result of such limitations, separation of Bezeq and its principal subsidiaries' management, financial and marketing systems, assets and employees is required, which results in high administrative overheads. Bezeq is also subject to limitations with respect to the offering of bundles with its principal subsidiaries, which adversely impacts its business, particularly in light of the entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Potential health risks related to cellular network sites and cellular telecommunication devices could have a material adverse effect on Pelephone's business, results of operations and financial condition.

A number of studies have been conducted to examine the health effects of cellular phone use and network sites, and some of these studies have been construed as indicating that radiation from cellular phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from cellular network sites, cellular handsets and other cellular telecommunication devices may raise various health concerns. In May 2011, the World Health Organization's International Agency for Research on Cancer announced that radiofrequency electromagnetic fields associated with the use of cellular phones may be carcinogenic to humans.

Several lawsuits have been filed against cellular telephony operators and other participants in the cellular industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other cellular telecommunications devices, including lawsuits against Pelephone. Although these lawsuits were settled during 2012 with no material expenses incurred, there can be no guarantee that potential future lawsuits will have favorable outcomes. Any exposure to such liabilities could have a material adverse impact on our business, results of operations and financial condition.

Pelephone takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environmental Protection which align with international standards. However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on Pelephone's business and could result in a reduction in the use of cellular telephony services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Pelephone deposited with the planning authorities pursuant to the Planning and Construction Law. Pelephone's third-party liability insurance policy does not currently cover electromagnetic radiation.

Under the Planning and Construction Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan or permit. Under the Israeli Radiation Law, the National Council for Planning and Construction requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing cellular network sites. The National Council has decided that until the national building plan is amended to reflect a different indemnification amount, Pelephone, as well as other cellular telephony operators, will be required to indemnify the committee in full against all losses resulting from claims against the committee for reductions in property values as a result of granting a permit for the cellular site.

The Bezeq Group may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

The Bezeq Group, mainly with respect to its Pelephone cellular telephony operations, is subject to the Israeli Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities. The Israeli Radiation Law prohibits, among other things, the erection or operation of a source of radiation in contravention of any applicable permit and the erection or operation of a source of radiation without a permit. After receiving a written warning from the authorities, failure to remedy a violation will subject the permit holder, officers and directors to civil liability or criminal prosecution on a strict liability basis. While the Bezeq Group is constantly working to obtain or renew permits to set up and operate its various broadcasting installations, the policies maintained by the various regulators and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations. Any such adverse impact could affect the services offered over Pelephone's infrastructure, the result of which could have a material adverse effect on the revenues of the Bezeq Group from such services. The establishment of a broadcasting site without obtaining a building permit constitutes, among other things, a breach of the Planning and Construction Law, and in some instances, this has resulted in demolition orders against sites, indictments or the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in most of these instances to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the lack of licensing. These arrangements have not required any admission of guilt by officers of Pelephone or their conviction. However, it is not certain that this will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

In addition, the establishment and operation of communications facilities in Israel are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies. Bezeq's and Pelephone's inability to obtain such approvals and permits in the future may impair the quality and capacity of their existing networks and the deployment of new networks.

The deployment and manner of set-up of communications facilities in Israel are regulated by the National Outline Plan for Communications 36 ("NOP 36") and National Outline Plan for Communications 56 in the Palestinian Administered Territories ("NOP 56"). These plans were designed to ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards, minimizing damage to the environment and simplifying and increasing the efficiency of the processes involved in setting up new facilities. For additional information, see "Regulatory—The Bezeq Group—Pelephone—Network Site Permits—Local Building Permits."

Difficulties in obtaining approvals for the erection and operation of cellular network sites and other cellular network infrastructure could have an adverse effect on the extent, coverage and capacity of our cellular network, thus impacting the quality of our voice and data services and our ability to continue to market our products and services effectively.

Pelephone, like the other cellular telephony operators in Israel, provides repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, Pelephone has not requested permits under the Planning and Construction Law for the repeaters. If the local planning and building authorities determine that permits under the Planning and Construction Law are also necessary for the installation of these devices, or any other receptors that Pelephone believes do not require a building permit, it could have a negative impact on its ability to obtain permits for its repeaters.

Approximately 20% of the Bezeq Group's cell sites are wireless access devices that operate in reliance on an exemption from the requirement to obtain a building permit. Bezeq Group's reliance on the exemption for wireless access devices have been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, the Bezeq Group is unable to further construct wireless access devices in cellular networks in reliance on the exemption. Under a decision of the Supreme Court of February 2011, the order will not apply to the replacement of existing wireless access devices under certain conditions. In September 2011, the interim order was relaxed to allow two new UMTS operators, Hot Mobile and Golan Telecom, to construct wireless access devices in reliance on the exemption until July 31, 2012 and was thereafter extended several times until April 2014. Should the Israeli Supreme Court determine that all wireless access devices without building permits must be removed, it could have a negative impact on the Bezeq Group.

Bezeq's growth prospects depend on the continued demand for domestic fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services.

The use of fixed-line broadband Internet infrastructure access services, cellular telephony services and pay television services in Israel has increased in recent years, making Israel one of the most highly penetrated countries in the world with respect to such services. The Bezeq Group has benefited from this growth, and its continued growth and profitability depend, in part, on the continued demand for these services and domestic fixed-line telephony services in the coming years. If demand for the Bezeq Group's current services and products decreases, its business, financial condition and results of operations could be adversely affected.

The Bezeq Group's systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

The Bezeq Group provides services using various infrastructure systems that include exchanges, transmission, data communication and access systems, cables and computerized systems. Any failure to manage the growth and complexity of the Bezeq Group's networks could lead to a degradation of service and network disruptions that could harm its reputation and result in a loss of subscribers. Furthermore, Pelephone's cellular telephony business uses two frequency ranges, 850 MHz and 2100 MHz, which are exposed to interruptions that could impair the service quality of the networks that Pelephone operates.

Although some of the Bezeq Group's systems have backup, damage to some or all of these systems, whether due to a technical fault or natural disaster, could cause extreme difficulties in providing services. If any part of the Bezeq Group's infrastructure, including its IT systems, cellular information systems, communications lines, antenna sites, equipment or technology becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that the Bezeq Group companies have, or may in the future undertake, and their monitoring of network performance, may be insufficient to prevent losses.

Although no incidents have occurred in numbers that are statistically significant, the Bezeq Group's networks and other technical equipment have been, and may continue to be, subject to occasional malfunctions due to material bugs in software or technical shortcomings or imperfect interfaces with equipment in private homes, the networks of other operators or its own networks or with other surrounding equipment. The Bezeq Group might incur liabilities or reputational damages as a result of such malfunctions.

In addition, the Bezeq Group accumulates, stores and uses data in the ordinary course of its operations that is protected by data protection laws. Although the Bezeq Group takes precautions to protect subscriber and employee data in accordance with the applicable Israeli privacy requirements, it may fail to do so, and certain subscriber and employee data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, loss of reputation and subscriber churn and could have an adverse effect on the Bezeq Group's business, financial condition and results of operations.

Spectrum availability in Israel is limited. Pelephone's assigned frequency may not easily support the implementation of new technologies, which could have an adverse effect on Pelephone's competitive position in the cellular market.

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. In recent years, the Israeli government has been coping with a shortage of frequencies by limiting the number of licenses issued. In certain situations, the 850/2100 MHz frequencies available to Pelephone may not easily support the implementation of new technologies emerging in the cellular communication sector, which could make it difficult for Pelephone to implement them. Furthermore, Pelephone's frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include among other things, the fact that the 850 MHz frequency is also used for terrestrial television broadcasts and by television stations broadcasting in the Middle East, which use could cause interference in Pelephone's networks.

The Bezeq Group companies are parties to legal proceedings, which could result in them being ordered to pay significant sums.

The Bezeq Group companies are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. See "Description of our Business—Legal Proceedings." Class action claims can relate to a small loss for a single customer and yet can become a material claim for the Bezeq Group, if certified as a class action applicable to all customers or a significant portion of them. In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions may also try to involve Bezeq as a party to such proceedings.

The markets in which the Bezeq Group operates are characterized by material capital investments in infrastructure, subscriber equipment and changing technology, which imposes a heavy financial burden on the Bezeq Group and consequently, its capital expenditures may not generate a positive return.

The markets in which the Bezeq Group operates are characterized by material capital investments in infrastructure and subscriber equipment as a result of changing technology. The frequent technological changes in infrastructure and terminal equipment and the intense competition in various market segments impose a heavy financial burden on the companies operating in the telecommunications market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost. The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position. The Bezeq Group's future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments. If the Bezeq Group is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected. No assurance can be given that the Bezeq Group's recent or future capital expenditures will generate a positive return or that it will have adequate capital available to finance such future upgrades. If the Bezeq Group is unable to, or elects not to, pay for costs associated with expanding or upgrading its networks, or making other capital expenditures, its growth and competitive position could be materially adversely affected.

The Bezeq Group requires licenses from the Ministry of Communications to operate its business and is subject to monitoring and enforcement by the regulator.

The Bezeq Group conducts its operations pursuant to licenses granted by the Ministry of Communications for specified periods, which may be extended for additional periods upon request. While the Bezeq Group's domestic operator license for domestic fixed-line telephony and fixed-line broadband Internet infrastructure access is valid indefinitely, its cellular telephony license is valid until September 2022, its ISP license until August 2014, its general ILD license until May 2025 and its broadcast license until January 2017. There is no certainty that such licenses will be renewed or extended in the future and any cancellation or change in the terms of the Bezeq Group's licenses may materially affect its business and results of operations, including the immediate acceleration of some of its debt.

Historically, the Bezeq Group was required to make certain royalty payments to the State of Israel in connection with its fixed-line domestic services license, Pelephone's cellular telephony license, Bezeq International's ILD services and YES's broadcast license. Although these royalty payments decreased in recent years and were reduced to zero in January 2013, there is no assurance that the Ministry of Communications and Ministry of Finance will not reinstate or increase them in the future, which could have a material effect on the Bezeq Group's results of operations.

Although we believe that the Bezeq Group is currently in compliance with all material requirements of its licenses, the interpretation and application of the technical standards used to measure these requirements, including the minimum quality standards and other license provisions, disagreements may arise in the future between the Ministry of Communications and the Bezeq Group. In addition, following recent amendments to the Communications Law introducing administrative enforcement, the Bezeq Group may be subjected to administrative enforcement proceedings and monetary sanctions. The Bezeq Group has provided significant bank guarantees to the Ministry of Communications to guarantee its performance under its licenses. If the Bezeq Group is found to be in material breach of its licenses, the guarantees may be forfeited and the licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines for breaches of the Bezeq Group's licenses, which could have a material adverse effect on the Bezeq Group's financial condition or results of operations.

Under the recently enacted Concentration Law, Bezeq and each corporation owned by Bezeq and by the Eurocom Group will be deemed a "Concentrating Entity," within the meaning of the Concentration Law. In addition, YES will be deemed to be an influential entity in the broadcasting field and, as a result, it too will be deemed a "Concentrating Entity." Accordingly, each award of rights (including the award of a license) by a governmental authority in an "Essential Infrastructure Field," within the meaning of the Concentration Law, and the extension of existing licenses held by any of the Bezeq Group companies, shall be subject to the procedures set out in the Concentration Law, including the consideration of control concentration factors and factors relating to the promotion of an industry's competitiveness, as well as consulting with the Committee for Reducing Concentration. The governmental authority and the Committee are obliged to consider, among other things, factors concerning the prevention of the expansion of the operations of the "Concentrating Entity." For additional information, see "Regulatory—Bezeq Group—General—The Concentration Law—Limitations on the Allocation of Rights in Public Assets." If, as a result of the implementation of the procedures under the Concentration Law, a license is not granted to a Bezeq Group company or an existing license is not extended, the Bezeq Group's business could be adversely impacted. Furthermore, some of the competitors of the Bezeq Group companies are not, and future competitors may not, be deemed a Concentrating Entity and therefore, are not subject to the foregoing restricting procedures which could give them a competitive advantage over the Bezeq Group companies.

The Bezeq Group's brands are subject to reputational risks.

The Bezeq Group's brands are well recognized in Israel. The Bezeq Group companies, including Bezeq, Pelephone, Bezeq International and YES, have developed their brands through extensive marketing campaigns, website promotions, customer referrals, and the use of sales forces and dealer networks. The Bezeq Group's brands represent a material and valuable asset. Although the Bezeq Group companies try to manage their brands, we cannot guarantee that such brands will not be damaged by any inability to remain technologically competitive, by circumstances that are external their control or by third parties with a resulting negative impact on the Bezeq Group's activities.

The Bezeq Group's results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the general economic environment and financial condition of the capital markets in Israel and worldwide.

The Bezeq Group's results of operations are subject to market risks such as currency fluctuations, the general economic conditions, inflation in Israel and the financial condition of the capital market in Israel and worldwide. The Bezeq Group measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities. In addition, Bezeq is exposed to inflationary changes in Israel as well as to market risks associated with changes to the interest rates relating to its borrowings. In addition, Bezeq's tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq's tariffs and its revenues and expenses during the year, which in turn could have a material adverse impact on its operating results.

Bezeq collects payments from some of its customers in foreign currencies, primarily U.S. dollars. In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currencies, primarily U.S. dollars. Changes in the exchange rates of the currencies in which Bezeq operates, primarily the NIS against the U.S. dollar, could have an adverse effect on Bezeq's cash flow and profitability. In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of the Bezeq Group's NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

From time to time, the Bezeq Group engages in currency hedging transactions to reduce the impact on its cash flows and results of operations of currency fluctuations. The Bezeq Group recognizes freestanding derivative financial instruments as either assets or liabilities in the statements of financial position and it measures those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

In recent years, the general economic and capital market conditions in the EMEA region, including Israel, and other parts of the world have undergone significant turmoil. In addition, general market volatility has resulted from uncertainty about sovereign debt and fear that the governments of countries such as Greece, Portugal, Spain, Ireland and Italy may default on their financial obligations. Furthermore, continued hostilities in the Middle East and tensions in the region could adversely affect the Israeli economy. If these conditions continue or worsen, the Bezeq Group's future cost of debt and access to the capital markets along with its business, results of operations and financial condition could be adversely affected.

Negative developments in, or the general weakness of, Israel's economy, in particular increasing levels of unemployment, may have a direct negative impact on the spending patterns of retail consumers, both in terms of the products they subscribe for and usage levels. Because a substantial portion of our revenue is derived from residential subscribers who may be impacted by these conditions, such conditions may make it more difficult for us to attract new subscribers, more likely that certain of our subscribers will downgrade or disconnect their services and more difficult to maintain ARPUs at existing levels. In addition, there can be no assurance that deterioration in the Israeli economy would not lead to a higher number of customers defaulting on their contracts or increased levels of service disconnections. Therefore, a weak economy and negative economic developments may jeopardize the Bezeq Group's growth targets and may have a material adverse effect on the Bezeq Group's business, financial condition and results of operations.

A significant portion of the Bezeq Group's workforce is represented by labor unions, and the companies in the Bezeq Group could incur additional costs or experience work stoppages as a result of the negotiation of their labor contracts or organizing activities.

A significant portion of the employees of the Bezeq Group was represented by Israel's New General Federation of Workers (the "Histadrut"). In December 2006, a special collective agreement was signed between Bezeq, its workers' representatives and the Histadrut, regulating the labor relations in Bezeq following its privatization. In December 2013, Pelephone entered into a collective agreement with the

Histadrut and its workers committee. See "Description of our Business—Employees." In light of the collective bargaining agreements, Bezeq's and Pelephone's ability to implement human resources and organization plans (including retirement plans and restructuring) requires coordination with the workers union and may involve significant cost. The process of implementing such plans may cause labor unrest and interfere with Bezeq's and Pelephone's regular course of activities.

The Bezeq Group depends on hardware, software and other providers of outsourced services, who may discontinue their services or products, seek to charge prices that are not competitive or choose not to renew their contracts.

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. In certain cases, substantial investments have been made in the equipment or software of a particular supplier, making it difficult to quickly change supply and maintenance relationships in the event that the initial supplier refuses to offer favorable prices or ceases to produce equipment or provide the support that the Bezeq Group requires. Further, in the event that hardware or software products or related services are defective, it may be difficult or impossible to enforce recourse claims against suppliers, especially if warranties included in contracts with suppliers have expired or are exceeded by those in the Bezeq Group companies' contracts with their subscribers, in individual cases, or if the suppliers are insolvent, in whole or in part. In addition, there can be no assurances that the Bezeq Group will be able to obtain the hardware, software and services it needs for the operation of its business, in a timely manner, at competitive terms and in adequate amounts. The Bezeq Group's key suppliers include the following:

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Bezeq: Alcatel Group (represented in Israel by Alcatel Telecom Israel Ltd.), Dialogic Networks (Israel) Ltd., Comverse, Inc., Adtran Holdings Ltd., Oracle, EMC, Vmware and ECI Telecom.

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Pelephone: Apple Distribution International, Ericsson, Nortel and Motorola.

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Bezeq International: British Telecom and MedNautilus.

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YES: Eurocom Digital, Advanced Digital Broadcast S.A., Pace Micro Technology PLC, Altech Multimedia International (Pty) Ltd. and NDS Ltd.

The Bezeq Group's ability to renew its existing contracts with suppliers of products or services, or enter into new contractual relationships upon the expiration of such contracts, either on commercially attractive terms, or at all, depends on a range of commercial and operational factors and events, which may be beyond its control. The occurrence of any of these risks could create technical problems, damage the Bezeq Group's reputation, result in the loss of customer relationships and have a material adverse effect on its business, financial condition and results of operations. For more information about the Bezeq Group's suppliers, see "Description of our Business—Suppliers."

The Bezeq Group may be subject to claims of intellectual property infringement, which could have an adverse impact on its businesses or operating results.

The Bezeq Group is subject to the risk of intellectual property rights claims against it. The Bezeq Group has in the past and may in the future receive claims of infringement or misappropriation of other parties' proprietary rights. In addition to claims relating to broadcasts on channels YES owns, it may be subject to intellectual property infringement claims with respect to programs broadcast on foreign channels that it carries. Successful challenges to YES's rights to intellectual property could require YES to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require a change in business practices and limit the ability to provide customers with the content that they expect. If YES is required to take any of these actions, it could have an adverse impact on its businesses or operating results.

Even if the claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management's attention and resources away from its businesses. Israeli law relating to intellectual property contains provisions allowing the owner of an intellectual property right to apply to Israeli courts to grant various enforcement measures and other remedies, such as temporary and permanent injunctive relief and a right to confiscate infringing goods and damages. If any of these claims succeed, the Bezeq Group may be forced to pay damages or may be required to obtain licenses for the infringing product or service and may incur liabilities or reputational damages as a result. If the Bezeq Group cannot obtain all necessary licenses on commercially reasonable terms, it may be forced to stop using or selling the products and services, which could adversely affect its ability to provide certain services and products.

Barriers to entry in the Israeli domestic fixed-line communications segment have lessened considerably in recent years.

Operating in the Israeli domestic fixed-line communications segment requires receipt of the appropriate domestic fixed-line licenses. Traditionally, the main barrier to entry in this segment arose from the need for heavy investment in technological infrastructure and in surrounding systems, which were necessary to achieve economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional barriers to entry into the Bezeq Group's segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulations applying to new competitors and the mandatory obligation to allow Bezeq's competitors to use Bezeq's and HOT's fixed-line infrastructures and services.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided based on a broadband Internet infrastructure of another operator without need for an independent fixed-line infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services), significantly reduces the size of investment required from those competing with Bezeq, thereby making barriers to entry in the fixed-line segment much lower.

If YES is unable to obtain attractive programming on satisfactory terms for its pay television services, the demand for these services could be reduced, which could adversely affect its revenue and profitability.

The success of YES's services depends on access to an attractive selection of television programming from content providers. The ability to provide movie, sports, popular series and other programming, including VOD content, is a major factor that attracts subscribers to pay television services, especially premium services. If YES was unable to obtain high-quality content, it could limit YES's ability to incentivize customers to migrate from lower priced packages to higher tier programming, which would inhibit its ability to execute its business strategy. Furthermore, there can be no assurance that YES will continue to be able to obtain an attractive selection of television programming or that the local content that YES provides will continue to be successful. Any or all of these factors could result in reduced demand for, and lower revenue and profitability from, YES's satellite broadcast services.

Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on the Bezeq Group's results of operations and cash flow.

The tax laws and regulations in Israel may be subject to change and there may be changes in interpretation and enforcement of tax law. As a result, we and the Bezeq Group may face increases in taxes payable if tax rates increase, or if tax laws and regulations are modified by the competent authorities in an adverse manner. We regularly assess the likelihood of such outcomes and have established tax provisions which represent management's best estimate of the potential assessments. The Israeli Tax Authority may challenge certain positions that we and the Bezeq Group have adopted in the past or that we and the Bezeq Group may adopt in the future. The resolution of any of these tax matters could differ from the amount we or Bezeq have reserved, which could have a material adverse effect on our cash flows, business, financial condition and results of operations.

Our success depends on the continued service of certain key executives and personnel.

The Bezeq Group's key executives and employees possess substantial knowledge of its business and operations. We cannot assure you that the Bezeq Group will be successful in retaining their services or that the Bezeq Group would be successful in hiring and training suitable replacements without undue costs or delays. As a result, the loss of any of these key executives and employees could cause significant disruptions in the Bezeq Group's business operations, which could materially adversely affect our results of operations.

Risks Related to the Restricted Group

Our operating results may be adversely affected by significant fluctuations in interest rates.

Our exposure to market risk for changes in interest rates relates to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The market pricing for such fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

We, Internet Gold and other members of the Eurocom Group are subject to the Control Permit for holding the controlling interest in Bezeq. Failure to comply with this permit or other regulatory provisions relating to the control of Bezeq may result in the revocation of the Control Permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to obtain a permit to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, "significant influence" over Bezeq or 5% or more of any particular class of Means of Control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). No person may transfer control, "significant influence" or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferor is aware that the transferee is not in possession of the requisite approval. For the foregoing purposes, "significant influence" means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding Means of Control in that corporation or in another corporation, and including the ability derived from the corporation's articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer or holding 25% of our Means of Control is presumed to confer significant influence. "Means of Control" means the right to vote at a general meeting of the company, appoint a director or general manager of the company, or to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

The Control Permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the Control Permit and that the parties to the Control Permit hold not less than 30% of any type of Means of Control of Bezeq and SP2. In February 2011, the Ministers permitted such percentage to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of options by Bezeq employees. In addition, the Control Permit requires that 19% of SP2 be held at all times by an "Israeli Party," as defined in the Communications Order. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and Internet Gold. If we, Internet Gold or any other member of the Eurocom Group subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

Any event in which a receiver is appointed with respect to our holdings in SP2 or SP2's holdings in Bezeq will constitute grounds for the cancellation of the Control Permit. In addition, in the event that the Ministers determine that a material change in the details included in the application for the Control Permit has occurred or the members to the Control Permit failed to provide requisite notifications in accordance with the Control Permit, and there is a real concern that the essential service provided by Bezeq will be harmed, the Ministers may cancel the Control Permit or set conditions for its continuation pursuant to the provisions of the Israeli Communications Law. In the event that the Control Permit is cancelled and an application to reissue another control permit is denied, our holdings in Bezeq must be liquidated within 15 to 60 days (depending on the cause for such cancellation) pursuant to the Communications Order.

In accordance with the recently enacted Concentration Law, if either we or Internet Gold are unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date.

Under the recently enacted Concentration Law, a second-tier company (i.e., a company with publicly held debt or equity securities that is subject to reporting obligations under the Israeli Securities Law and controlled by a first-tier company), is prohibited from controlling another tier company. In the case of existing companies, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law, i.e., until December 10, 2019. In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the Means of Control in such tier company for the purpose of selling such Means of Control. The trustee shall act pursuant to the orders of such court with respect to the Means of Control. Such court may, instead of appointing a trustee and under certain circumstances, order that the Means of Control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by a district court, the Means of Control held by a tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company's shareholder meetings. The Concentration Law sets forth certain mechanisms intended to enable a tier company to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law. For additional information, see "Regulatory—Regulation of Control over Bezeq—The Concentration Law."

Our company is deemed to be a second-tier company under the Concentration Law and Bezeq is deemed to be a third-tier company under the Concentration Law. Accordingly, if either Internet Gold or we are unable to redeem any publicly held debt and delist our ordinary shares from the TASE (which would require 90-days' prior notice to the TASE) or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date and our holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings. Furthermore, if a trustee is appointed, he may motion a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed to not be in Bezeq's interest.

If we do not maintain control of Bezeq we may be deemed to be an "investment company" under the Investment Company Act of 1940, which could materially and adversely affect our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940 (the "Investment Company Act"), defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer's total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than, among other things, securities issued by companies which are controlled primarily by such issuer. Primary control is presumed if the issuer owns over 25% of the controlled company's voting securities and the issuer has control greater than that of any other person. Accordingly, so long as we maintain control of Bezeq, we will not be deemed an investment company.

If we were to no longer maintain the control of Bezeq, we could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company. An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the Securities and Exchange Commission (the "SEC"), for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States. The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with certain affiliates, reporting, record keeping, voting, proxy and disclosure requirements, and meeting these requirements would be costly, if at all possible.

We may fail to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries' internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting and our management is required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

Beginning in the second quarter of 2010, we began consolidating Bezeq's financial results into our financial statements following our acquisition of the controlling interest in Bezeq. Commencing with our management report on internal control over financial reporting for the year ended December 31, 2011, our management report on internal control over financial reporting must include an assessment of Bezeq's internal control over financial reporting. Prior to our acquisition of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act. As such, we may in the future identify a material weakness in Bezeq's internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Conflicts of interest may arise between Internet Gold, Eurocom Communications, other companies within the Eurocom Group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

Conflicts of interest may arise between Internet Gold, Eurocom Communications and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between Internet Gold, Eurocom Communications and us could arise include, but are not limited to, the following:

•
Cross officerships, directorships and share ownership.  A few of our directors and officers also serve or are employed by Internet Gold and/or Eurocom Communications. The cross officerships and directorships as well as the ownership interests of our directors and officers in the ordinary shares of Internet Gold or Eurocom Communications could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the different companies; and

•
Intercompany transactions.  From time to time, Internet Gold, Eurocom Communications or other companies within the Eurocom Group may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm's-length negotiations with unaffiliated third parties. For more information about intercompany transactions, see "Certain Relationships and Related Party Transactions."

Risks Related to the Operations of the Bezeq Group and Our Company in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We and the Bezeq Group companies are organized and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decrease in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Although these matters have not had any material effect on our business and results of operations to date, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of the Bezeq Group's and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Bezeq's operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service. Any disruption in Bezeq's operations could adversely affect its business.

Bezeq may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of Bezeq's network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel's Defense Forces. These actions could adversely affect Bezeq's business operations.

Risks Related to the Restricted Group's Ownership

The interests of the Restricted Group's shareholders may conflict with your interests.

Internet Gold owned approximately 68% of our outstanding ordinary shares as of January 23, 2014. For as long as Internet Gold has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent, Eurocom Communications and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law). The shareholders' interests in the matters they are involved in, and other circumstances, may conflict with your interests as holders of the Notes and may conflict with potential transactions we may wish to undertake, and there can be no assurances that the interests of either of the shareholders will be consistent with the interests of the holders of the Notes, the Restricted Group or that the shareholders will exercise their rights for the benefit of all shareholders. See "Certain Relationships and Related Party Transactions," "Principal Shareholders," and "—Risks Related to Our Company—Conflicts of interest may arise between Internet Gold, Eurocom Communications, other companies within the Eurocom Group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income."

 SELECTED HISTORICAL FINANCIAL INFORMATION

The tables below set forth the income statement, balance sheet and cash flow statement information of B Communications as of and for the years ended December 31, 2010, 2011 and 2012 and as of and for the nine months ended September 30, 2012 and 2013, each of which has been prepared in accordance with IFRS, and summary consolidated income statement information for the twelve months ended September 30, 2013.

Our summary financial information as of and for the years ended December 31, 2010, 2011 and 2012 has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 included elsewhere in this Offering Memorandum. Such financial information was prepared in accordance with IFRS and has been audited by Somekh Chaikin (KPMG Israel). Our summary financial information as of and for the nine months ended September 30, 2012 and 2013 has been derived from our unaudited interim financial statements as of and for the nine months ended September 30, 2012 and 2013, included in this Offering Memorandum. Such financial information was prepared in accordance with IAS 34 Interim Financial Reporting. Interim results of operations are not necessarily indicative of the results of operations that may be expected for any other period or for the full year.

Information for the twelve months ended September 30, 2013 was derived by taking the results of operations for the nine months ended September 30, 2013 and adding to it the difference between the results of operations for the full year ended December 31, 2012 and the historical nine months ended September 30, 2012. The consolidated financial information for the twelve months ended September 30, 2013 has been prepared solely for the purposes of this Offering Memorandum and is for illustrative purposes only and is not necessarily representative of our results of operations for any future period or our financial condition at any future date.

The following tables should be read in conjunction with, and are qualified in their entirety by reference to our financial statements included elsewhere in this Offering Memorandum. The tables should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our and Bezeq's historical results do not necessarily indicate results that may be expected in the future.

Our financial statements reflect the consolidation of the Bezeq Group. As such, our financial statements include all of the costs and expenses incurred by us and all of the revenues, costs and expenses reflected in the consolidated financial statements of the Bezeq Group, which are also prepared in accordance with IFRS and have been audited by Somekh Chaikin (KPMG Israel).

B Communications Consolidated Statements of Income

	For the Year ended December 31,			For the Nine Months ended September 30,		For the Twelve Months ended September 30,
	2010	2011	2012	2012	2013	2013	2013(1)
	(NIS in millions)						($ in millions)
Revenues	8,657	11,373	10,278	7,829	7,154	9,603	2,715
Depreciation and amortization	2,294	2,984	2,367	1,767	1,514	2,114	598
Salaries	1,488	2,114	1,984	1,528	1,436	1,892	533
General and operating expenses	3,640	4,462	3,995	3,016	2,610	3,589	1,015
Other operating expenses (income)	5	326	(11)	52	(30)	(93)	(26)

Operating income	1,230	1,487	1,943	1,466	1,624	2,101	595
Finance expense	600	983	915	731	644	828	235
Finance income	(313)	(485)	(562)	(463)	(403)	(502)	(142)

Income after financing expenses (income), net	943	989	1,590	1,198	1,383	1,775	502
Share of losses in equity-accounted investee	235	216	245	233	195	207	59

Income before income tax	708	773	1,345	965	1,188	1,568	443
Income tax	385	653	555	404	427	578	164

Net income for the period	323	120	790	561	761	990	279

Income (loss) attributable to:
Owners of the company	(140)	(219)	45	29	113	129	37
Non-controlling interests	463	339	745	532	648	861	242

Net income for the period	323	120	790	561	761	990	279

(1)
Currency translation has been calculated using an exchange rate of NIS 3.5370 = $1.00.

B Communications Consolidated Balance Sheet

	As at December 31,			As at September 30,
	2010	2011	2012	2013	2013(1)
	(NIS in millions)				($ in millions)
Assets
Cash and cash equivalents	383	1,369	757	1,013	286
Investments, including derivative financial instruments	789	1,284	1,484	1,603	453
Trade receivables	2,701	3,059	2,927	2,791	789
Other receivables	231	295	330	345	98
Inventory	177	204	123	122	34
Assets classified as held-for-sale	194	158	164	229	65

Total current assets	4,475	6,369	5,785	6,103	1,725

Investments, including derivatives	129	119	90	90	25
Long-term trade and other receivables	1,114	1,499	1,074	700	198
Property, plant and equipment	7,392	7,143	6,911	6,590	1,863
Intangible assets	9,163	8,085	7,252	6,759	1,913
Deferred and other expenses	423	412	384	389	109
Investment in equity-accounted investee (mainly loans)	1,084	1,059	1,005	1,000	283
Deferred tax assets	254	223	126	93	26

Total non-current assets	19,559	18,540	16,842	15,621	4,417

Total assets	24,034	24,909	22,627	21,724	6,142

Liabilities
Short-term bank credit, current maturities of long-term liabilities and debentures	1,380	1,185	1,582	1,484	420
Trade payables	1,061	892	792	629	178
Other payables, including derivatives	850	840	734	849	239
Dividend payable	—	669	669	—	—
Current tax liabilities	346	499	588	774	219
Provisions	251	186	145	124	35
Employee benefits	269	389	258	248	70

Total current liabilities	4,157	4,660	4,768	4,108	1,161

Debentures	2,776	5,403	5,018	5,555	1,571
Bank loans	6,138	6,843	6,422	6,184	1,748
Loans from institutions and others	541	544	540	549	155
Dividend payable	—	636	—	—	—
Employee benefits	305	229	246	258	73
Other liabilities	150	96	67	82	23
Provisions	69	69	66	67	19
Deferred tax liabilities	1,555	1,426	1,159	1,081	306

Total non-current liabilities	11,534	15,246	13,518	13,776	3,895

Total liabilities	15,691	19,906	18,286	17,884	5,056

Total equity attributable to equity holders of the Company	1,212	936	961	1,067	302
Non-controlling interests	7,131	4,067	3,380	2,7784	73

Total equity	8,343	5,003	4,341	3,840	1,086

Total liabilities and equity	24,034	24,909	22,627	21,724	6,142

(1)
Currency translation has been calculated using an exchange rate of NIS 3.5370 = $1.00.

B Communications Consolidated Cash Flow Statement

	Year ended December 31,			Nine Months ended September 30,
	2010	2011	2012	2012	2013	2013(1)
	(NIS in millions)					($ in millions)
Net cash provided by operating activities	2,596	3,184	3,996	3,003	3,216	909
Net cash used in investing activities	(6,073)	(2,048)	(1,273)	(1,078)	(746)	(211)
Net cash provided by (used in) financing activities	2,920	(150)	(3,335)	(2,615)	(2,214)	(626)

Net increase (decrease) in cash and equivalents	(557)	986	(612)	(690)	256	72

(1)
Currency translation has been calculated using an exchange rate of NIS 3.537 = $1.00.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes included elsewhere in this Offering Memorandum. The following discussion should also be read in conjunction with "Presentation of Financial Information and Other Data" and "Selected Historical Consolidated Financial Information." Except for the historical information contained herein, the discussion in this section contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Offering Memorandum, particularly under "Risk Factors" and "Forward-Looking Statements."

Overview

We are an Israeli company, publicly traded on the NASDAQ Global Select Market and the TASE. Our principal asset is our 30% controlling interest in Bezeq, Israel's largest telecommunications provider based on revenue and subscribers, and we currently hold 30.91% of its outstanding shares. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 49.8% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of September 30, 2013
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony	63%	1 of 4
	Fixed-Line Broadband Internet Infrastructure Access	62%	1 of 2
Pelephone	Cellular Telephony	27%	3 of 5
Bezeq International	ISP	40%	1 of 4
	ILD	22%	(—)
YES	Pay Television	40%	2 of 2

The Bezeq Group had approximately 2.22 million active fixed telephone lines in its fixed-line telephony business, 1.23 million fixed-line broadband Internet infrastructure access services subscribers, 2.68 million cellular telephony services subscribers and 593,000 pay television services subscribers as of September 30, 2013. For the twelve months ended September 30, 2013, the Bezeq Group had revenues of NIS 9.6 billion ($2.7 billion) and its Adjusted EBITDA was NIS 4.35 billion ($1.2 billion). Bezeq has not consolidated the results of YES's multi-channel pay television operation in its financial statements since August 2009, and its investment in YES is accounted for under the equity method. In addition to the three principal segments, Bezeq has other areas of operation that are not material to its consolidated operations and they are aggregated in the financial statements as "Other."

Key Factors Affecting the Businesses of the Bezeq Group

The operations of the Bezeq Group and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting the business of the Bezeq Group and its results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see "Risk Factors."

Competition

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group's three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.

Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services (a "bundle") for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors.

Fixed-Line Telephony.    Competition in the fixed-line telephony market is intense. We believe that competition in this market will continue to increase due to the low barriers to entry and regulations permitting new service providers who receive a license to provide telephony services using voice over VoIP or VoB technology. While such services utilize the fixed-line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end-users to purchase fixed-line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed-line telephony services.

Fixed-Line Broadband Internet Infrastructure Access.    Bezeq's principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. In addition, Bezeq's fixed-line broadband Internet infrastructure access services business faces competition from cellular telephony operators as they are increasingly able to utilize a combination of technologically advanced handsets and high bandwidth technologies, such as UMTS and, potentially, LTE technology.

Cellular Telephony.    The cellular telephony market in Israel is characterized by saturation and a very high penetration level in excess of 100%. In recent years, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group's results. Until 2012, three cellular telephony operators, Cellcom, Partner and Pelephone, led the Israeli cellular telephony market. During 2012, a number of other cellular telephony operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone's current principal competitors, Cellcom, Partner and HOT Mobile (since February 2012), also provide ISP services and fixed-line communications, and they market a variety of joint service packages. Pelephone also faces competition from MVNOs that provide cellular telephony services under their own brand using the network infrastructure of another service provider.

International Telephony.    The ILD market in Israel is characterized by a high degree of competition. At the end of 2012, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular telephony operators began to offer ILD services as part of the unlimited packages they offered.

Internet Service Providers.    Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider. While there are only two fixed-line broadband Internet infrastructure access service providers in Israel many telecommunication companies hold ISP licenses in Israel. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per customer.

Pay Television.    The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, YES and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air television DTT channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure.

Government Regulation

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

•
regulations requiring structural separation between the members of the Bezeq Group;

•
regulations restricting the Bezeq Group's ability to market bundles;

•
price regulation for certain services that the Bezeq Group provides;

•
rules and regulations imposed on telecommunications service providers with significant market share;

•
rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

•
regulations governing the prohibition of exit-fees or cancellation charges;

•
regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

•
regulations governing roaming charges and other billing and customer service matters;

•
rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

•
requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

•
rules and regulations relating to payment of royalties (zero rate as of 2013);

•
rules and regulations relating to universal service provision and requirements to extend the Bezeq Group's services to areas of Israel even where it is not economically profitable to do so; and

•
regulations restricting the number of television channels YES can own and specifying the minimum investment YES is required to make in local content productions.

For additional information see "Regulatory."

Build Out of Infrastructure

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed-line communications segment, Bezeq's NGN, which was completed in 2012, is the most advanced fixed-line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services. The NGN has enabled Bezeq to provide its subscribers with a 92% increase in the average broadband bandwidth available per subscriber from September 2012 to September 2013. In January 2013, Bezeq began laying optical FTTB and FTTH and as of December 31, 2013, had completed laying optical fibers to over 400,000 households and businesses in Israel.

In the cellular telephony segment, Pelephone's nationwide 3.5G UMTS/HSPA+ network provides Pelephone subscribers with a fast, high quality and advanced network. The network is based on HSPA (High Speed Packet Access) technology, is connected to approximately 2,200 sites and supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. While Pelephone substantially completed the installation of its 3.5G UMTS/HSPA+ network in 2010, it has continued to invest in the network. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market.

In the ISP, ILD, data transfer, networks and ICT services segment, Bezeq International is currently the sole ISP in Israel that owns and operates its own high-speed submarine optical fiber communications cable system. The JONAH cable, which was launched in January 2012 provides Bezeq International with greater capacity for utilization than any other ISP in Israel. In addition, Bezeq International is able to obtain such capacity at an incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel (MedNautilus and Tamares).

In the multi-channel pay television segment, YES is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. Such equipment and infrastructure act as a significant barrier to entry against any potential competitor in the satellite pay television market.

During the three years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2013, the Bezeq Group companies invested NIS 431 million, NIS 442 million, NIS 397 million and NIS 241 million, respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

Macro-Economic and Political Risks

The Bezeq Group is subject to macro-economic and political risks that are outside of its control. For example, high levels of sovereign debt in the U.S., certain European countries and countries in the Middle East, combined with weak growth and high unemployment, could lead to fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes that might adversely impact the Bezeq Group. Moreover, as a business operating in Israel, we and the Bezeq Group are subject to the inherent risks associated with the political and military conditions in Israel and the potential for armed conflicts with Israel's neighbors. Further, while the majority of the Bezeq Group's revenues are in NIS, a portion of the Bezeq Group's operational expenses are in U.S. dollars. The exchange rate between U.S. dollars and NIS has been volatile in the past and may continue to be so in the future. Although we attempt to mitigate currency rate risk through hedging, sharp changes in the exchange rate could have a material effect on our results of operations.

Churn

The fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony and multi-channel pay television industries typically exhibit churn as a result of high levels of competition. Churn levels may be affected by changes in our or our competitors' pricing, our level of customer satisfaction, disconnection of non-paying subscribers and changes in regulations. Increases in churn may lead to increased costs and reduced revenues. In recent years our churn rates increased, particularly in our cellular telephony segment as new competitors entered the market and advantageous billing plans were introduced. Similarly, competition has increased in recent years as a result of the prohibition on exit fees, long-term commitments and, as of January 2013, linkage of the price and terms of handsets sales to cellular telephony service prices and benefits.

Seasonality

Bezeq's consolidated operating results are generally not characterized by a seasonal pattern. In general, Bezeq's revenues from its cellular phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel. In general, Bezeq's revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays. For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Impact of Currency Fluctuations and Inflation

Although the majority of our revenues and expenses are denominated in NIS, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

During 2012 and the first nine months of 2013, the U.S. dollar depreciated against the NIS. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

From time to time we use derivative financial instruments, such as forward currency contracts to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to-period comparisons of our results in U.S. dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable Israeli company income tax rate was 25% and 24% in 2010 and 2011, respectively, and 25% in 2012 and 2013. In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014)—2013.

The effect of the change on our financial statements as at September 30, 2013, was an increase in deferred tax balances of NIS 53 million ($15 million). The effect of the change to the equity attributable to our shareholders was a decrease of NIS 16 million ($5 million).

As of December 31, 2012, we had tax loss carryforwards in the amount of NIS 170 million ($47 million) and capital losses carry forward in the amount of NIS 8 million ($2 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Conditions in Israel

We are organized in, based in and derive substantially all of our revenues from markets within the State of Israel. See "Risk Factors—Risks Relating to the Operations of the Bezeq Group and Our Company in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the International Finance Corporation and the World Trade Organization. In addition, Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its member and has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which included a refinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

On May 10, 2010, the Organization for Economic Co-operation and Development, or OECD, invited Israel to become a member of the organization, whose mission is to promote co-operation between its members while keeping high international economic standards. The invitation resulted from the OECD Council's positive assessment of Israel's position with respect to OECD instruments, standards and benchmarks. On June 29, 2010, an accession agreement was signed in Paris, France. This agreement defined the obligations of OECD membership and included Israel-specific remarks on acceptance of OECD legal instruments. On September 7, 2010, on signing the OECD Convention, Israel pledged its full dedication to achieving the Organization's fundamental aims. Israel was the 32nd country to join the organization, along with Estonia and Slovenia.

Key Operating Measures

Bezeq's management evaluates Bezeq's performance through focusing on key performance indicators, which include among others: number of subscribers, churn rate, ARPU and operating income and net income. These key performance indicators are primarily affected by the competitive and regulatory landscape in which Bezeq operates and its ability to adapt to the challenges it faces.

Explanation of Key Income Statement Items

Revenue.    Revenue from Bezeq's domestic fixed-line communications segment is derived primarily from fees received for (i) fixed-line telephony services, primarily including the basic fixed-line telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) fixed-line broadband Internet infrastructure access services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services (lines in a virtual private exchange in a public network), data center services, a search engine for finding phone numbers (including a classified search) and new services.

Revenue from the Pelephone cellular telephony segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone also sells cellular phones, laptops and other portable devices and offers attendant repair services.

Bezeq International's revenues are primarily derived from ISP services for private and business customers (including terminal equipment and support), voice services (including, ILD services to business and private customers and international call routing and termination services), hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

YES's revenues are primarily derived from the sale of subscriptions for its multi-channel satellite pay television broadcast services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to twelve months. YES does not provide revenues to Bezeq.

Bezeq also includes a category of "Other" in its consolidated financial statements, which mainly includes revenue from customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Depreciation and Amortization.    Subsequent to our acquisition of the controlling interest in Bezeq, we adopted policies regarding the depreciation and amortization expenses related to Bezeq's communications business network equipment and capacity that were based on Bezeq's policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of the controlling interest, we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. The acquired assets are depreciated and amortized according to their expected useful life. Over time such assets are fully depreciated by Bezeq, and by us respectively. As a result, the excess fair value balance we assigned to the acquired assets decreases and our related depreciation expenses will decrease as well.

Salaries.    Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees. Bezeq's consolidated salary expenses primarily consist of operating and general and administrative salaries, benefits, stock-based compensation and incentive compensation.

General and Operating Expenses.    Bezeq's consolidated general and operating expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses.    Other operating expenses primarily include Bezeq's provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and losses from copper forward contracts.

Finance Expenses.    Our finance expenses primarily include interest expenses and CPI linkage expenses on our bank and institutional loans and debentures. Bezeq's financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

Income Tax.    Income tax expense is comprised of current and deferred tax. Bezeq recognizes current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under our assessment, deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The applicable Israeli company income tax rate for 2010 was 25% and it decreased to 24% in 2011. At the end of 2011 the Knesset passed an amendment to the Israeli Tax Ordinance, pursuant to which the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012. In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014)—2013.

Results of Operations

The following five tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis for the nine months ended September 30, 2012 and 2013 and for the years ended December 31, 2010, 2011 and 2012.

As a result of our acquisition of Bezeq, we assigned fair value to the assets acquired and liabilities assumed using the acquisition method. Adjustments to record the allocation of the consideration paid for assets acquired and liabilities assumed for Bezeq have not been reflected in the separate reporting of the segments because they are not reviewed by our Chief Executive Officer in order to make decisions about resources to be allocated to the segments and assess their performance. Accordingly, the purchase accounting adjustments are presented under the "adjustments" column.

	For the Nine Months ended September 30, 2012 (unaudited)
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	3,289	3,370	962	1,228	190	(1,228)	7,811
Inter-segment revenues	220	71	39	—	30	(342)	18

Total revenue	3,509	3,441	1,001	1,228	220	(1,570)	7,829
Depreciation and amortization	541	402	103	184	18	519	1,767
Segment results—operating income	1,358	725	157	180	(3)	(951)	1,466
Finance income	254	111	8	2	—	88	463
Finance expenses	(455)	(79)	(14)	(470)	(5)	292	(731)

Total finance income (expense), net	(201)	32	(6)	(468)	(5)	380	(268)

Segment profit (loss) after finance expenses, net	1,157	757	151	(288)	(8)	(571)	1,198
Share in losses of equity-accounted investee	—	—	1	—	—	(234)	(233)

Segment profit (loss) before income tax	1,157	757	152	(288)	(8)	(805)	965
Income tax	337	193	37	1	(1)	(163)	404

Segment results—net profit (loss)	820	564	115	(289)	(7)	(642)	561

*
Bezeq does not consolidate the results of YES into its financial statements.

	For the Nine Months ended September 30, 2013 (unaudited)
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	3,166	2,775	1,020	1,217	181	(1,217)	7,142
Inter-segment revenues	211	51	44	1	14	(309)	12

Total revenue	3,377	2,826	1,064	1,218	195	(1,526)	7,154
Depreciation and amortization	509	345	97	192	23	348	1,514
Segment results—operating income	1,532	532	171	207	(6)	(812)	1,624
Finance income	249	115	7	5	1	26	403
Finance expenses	(414)	(39)	(17)	(509)	(6)	341	(644)

Total finance income (expense), net	(165)	76	(10)	(504)	(5)	367	(241)

Segment profit (loss) after finance expenses, net	1,367	608	161	(297)	(11)	(445)	1,383
Share in losses of equity-accounted investee	—	—	1	—	—	(196)	(195)

Segment profit (loss) before income tax	1,367	608	162	(297)	(11)	(641)	1,188
Income tax	316	154	42	1	2	(88)	427

Segment results—net profit (loss)	1,051	454	120	(298)	(13)	(553)	761

*
Bezeq does not consolidate the results of YES into its financial statements.

	Year ended December 31, 2010
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	3,581	3,957	949	1,187	162	(1,112)	8,724
Inter-segment revenues	195	186	38	5	26	(442)	8

Total revenue	3,776	4,143	987	1,192	188	(1,554)	8,732
Depreciation and amortization	496	431	68	221	14	1,065	2,295
Segment results—operating income	1,486	1,015	248	119	13	(1,652)	1,229
Finance income	140	67	5	—	—	115	327
Finance expenses	(229)	(101)	(9)	(424)	(3)	50	(716)

Total finance income (expense), net	(89)	(34)	(4)	(424)	(3)	165	(389)

Segment profit (loss) after finance expenses, net	1,397	981	244	(305)	10	(1,487)	840
Share in losses of equity-accounted investee	—	—	5	—	—	(240)	(235)

Segment profit (loss) before income tax	1,397	981	249	(305)	10	(1727)	605
Income tax	379	241	47	1	4	(287)	385

Segment results—net profit (loss)	1,018	740	202	(306)	6	(1,440)	220

Additional information:
Segment assets	6,352	4,892	1,032	1,243	291	6,307	20,117
Goodwill	—	—	6	—	141	2,686	2,833
Investment in equity-accounted investee	—	—	—	—	—	1,084	1,084
Segment liabilities	7,964	1,930	304	4,665	241	587	15,691
Investments in property, plant, equipment and intangible assets	816	322	142	234	12	(234)	1,292

*
Bezeq does not consolidate the results of YES into its financial statements.

	Year ended December 31, 2011
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	4,371	5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277	94	66	—	41	(454)	24

Total revenue	4,648	5,548	1,354	1,619	277	(2,073)	11,373
Depreciation and amortization	688	561	109	276	21	1,329	2,984
Segment results—operating income	1,695	1,360	241	295	3	(2,107)	1,487
Finance income	304	105	9	23	—	44	485
Finance expenses	(531)	(67)	(11)	(547)	(5)	178	(983)

Total finance income (expense), net	(227)	38	(2)	(524)	(5)	222	(498)

Segment profit (loss) after finance expenses, net	1,468	1,398	239	(229)	(2)	(1,885)	989
Share in losses of equity-accounted investee	—	—	1	—	—	(217)	(216)

Segment profit (loss) before income tax	1,468	1,398	240	(229)	(2)	(2,102)	773
Income tax	366	342	58	1	4	(118)	653

Segment results—net profit (loss)	1,102	1,056	182	(230)	(6)	(1,984)	120

Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	3,552	21,014
Goodwill	—	—	6	—	87	2,743	2,836
Investment in equity-accounted investee	—	—	2	—	—	1,057	1,059
Segment liabilities	13,529	2,255	439	4,932	272	(1,521)	19,906
Investments in property, plant, equipment and intangible assets	1,174	442	285	—	38	—	1,939

*
Bezeq does not consolidate the results of YES into its financial statements.

	Year ended December 31, 2012
	Bezeq	Pelephone	Bezeq International	YES*	Others	Adjustments	Consolidated
	(NIS in millions)
Revenue from external entities	4,339	4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291	97	54	—	36	(452)	26

Total revenue	4,630	4,468	1,340	1,636	292	(2,088)	10,278
Depreciation and amortization	730	531	136	248	25	697	2,367
Segment results—operating income	1,923	892	219	253	(13)	(1,331)	1,943
Finance income	312	146	10	2	—	92	562
Finance expenses	(579)	(101)	(18)	(563)	(7)	353	(915)

Total finance income (expense), net	(267)	45	(8)	(561)	(7)	445	(353)

Segment profit (loss) after finance expenses, net	1,656	937	211	(308)	(20)	(886)	1,590
Share in losses of equity-accounted investee	—	—	1	—	—	(246)	(245)

Segment profit (loss) before income tax	1,656	937	212	(308)	(20)	(1,132)	1,345
Income tax	462	239	52	2	(3)	(197)	555

Segment results—net profit (loss)	1,194	698	160	(310)	(17)	(935)	790

Additional information:
Segment assets	8,096	4,704	1,251	1,387	288	3,060	18,786
Goodwill	—	—	6	—	87	2,743	2,836
Investment in equity-accounted investee	—	—	2	—	—	1,003	1,005
Segment liabilities	11,690	1,735	436	5,349	258	(1,182)	18,286
Investments in property, plant, equipment and intangible assets	945	397	169	324	32	(324)	1,543

*
Bezeq does not consolidate the results of YES into its financial statements.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the nine months ended September 30, 2012 and 2013 (IFRS):

	For the Nine Months ended September 30,
	2012		2013
Revenues	7,829	100%	7,154	100%

Depreciation and amortization	1,767	22%	1,514	21%
Salaries	1,528	20%	1,436	20%
General and operating expenses	3,016	38%	2,610	36%
Other operating expenses	52	1%	(30)	—%

Operating income	1,466	19%	1,624	23%
Finance expense	731	9%	644	9%
Finance income	(463)	6%	(403)	6%

Income after financing expenses (income), net	1,198	16%	1,383	19%
Share of losses in equity-accounted investee	233	3%	195	3%

Income before income tax	965	13%	1,188	17%
Income tax	404	5%	427	6%

Income for the period	561	8%	761	11%

Income attributable to owners of the Company	29	1%	113	2%
Income attributable to non-controlling interest	532	7%	648	9%

Income for the period	561	8%	761	11%

Revenues.    Our revenues decreased by 8.6% to NIS 7.2 billion ($2 billion) for the nine months ended September 30, 2013, from NIS 7.8 billion for the nine months ended September 30, 2012. For both periods, our consolidated revenues consisted entirely of the Bezeq Group's consolidated revenues. The decrease in revenues in 2013 was primarily due to the NIS 615 million ($174 million), or 17.9%, decrease in the revenues of the cellular telephony segment, in which increased competition caused revenues from services to decrease and regulatory changes resulted in lower sales of handsets. To a lesser extent, the decrease in revenues is also attributable to the NIS 132 million ($37 million), or 3.8%, decrease in the revenues of the fixed-line communications segment.

Bezeq's revenues for the nine months ended September 30, 2013 decreased to NIS 3.4 billion ($955 million) compared with NIS 3.5 billion for the nine months ended September 30, 2012, a decrease of 3.8%. The decrease in the fixed-line communications segment's revenues was primarily due to a reduction in fixed-line telephony revenues as a result of a decrease in the ARPL, a decrease in the number of access lines, as well as a decrease in interconnect fees from calls from cellular networks. Such decrease was partially offset by a 10.4% increase in revenues from broadband Internet infrastructure access services that rose to NIS 963 million ($272 million) for the nine months ended September 30, 2013, compared to NIS 872 million for the nine months ended September 30, 2012. This increase in revenues from broadband Internet infrastructure access services is primarily attributed to an increase in the number of subscribers and an increase in the ARPU resulting from upgrades by subscribers to faster broadband Internet speeds.

Pelephone's revenues for the nine months ended September 30, 2013 decreased to NIS 2.8 billion ($799 million) compared with NIS 3.4 billion for the nine months ended September 30, 2012, a decrease of 17.9%. Revenues from services for the nine months ended September 30, 2013 decreased to NIS 2.1 billion ($599 million) compared to NIS 2.5 billion for the nine months ended September 30, 2012, a decrease of 15.4%. The decrease is primarily attributable to the reduction in tariffs that resulted from the intensified competition in the cellular telephony market. The intensified competition caused migration to unlimited usage plans, resulting in decreases in ARPU and the number of subscribers. The decrease in revenues was partially offset by an increase in the revenues from cellular telephony operators that are hosted on Pelephone's network. Revenues from the sale of terminal equipment for the nine months ended September 30, 2013 decreased to NIS 706 million ($200 million), compared to NIS 934 million for the nine months ended September 30, 2012, a decrease of 24.4%. The decrease is primarily attributable to a decrease in handset sales and prices that resulted from regulatory changes that prevent carriers from subsidizing handset sales and the opening of the handset market to third-party imports that resulted in the opening of numerous independent handset stores.

Bezeq International's revenues for the nine months ended September 30, 2013 increased to NIS 1.1 billion ($301 million) compared with NIS 1 billion for the nine months ended September 30, 2012, an increase of 6.3%. The increase in revenues is primarily attributable to an increase in revenues from call transfers between communication carriers worldwide, increased revenues from the sale of ICT solutions and increased revenues from ISP operations due to an increase in the number of subscribers. The increase was partially offset by a decrease in revenues from outgoing calls attributable to the transition in the cellular telephony market to packages that include unlimited overseas calls.

Depreciation and Amortization.    We recorded depreciation and amortization expenses of NIS 1.5 billion ($428 million) for the nine months ended September 30, 2013 compared to NIS 1.8 billion for the nine months ended September 30, 2012, a decrease of 14.3%. The decrease was primarily due to the decrease in depreciation and amortization expenses arising from the purchase price allocation relating to our purchase of the controlling interest in Bezeq, which was NIS 531 million ($150 million) and NIS 642 million for the nine months ended September 30, 2013, and 2012, respectively.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 983 million ($278 million) for the nine months ended September 30, 2013 compared to NIS 1.1 billion for the nine months ended September 30, 2012, a decrease of 8.6%. The decrease is primarily attributable to the reduction in depreciation and amortization expenses relating to the domestic fixed-line communications and the cellular telephony segments.

Bezeq's depreciation and amortization expenses amounted to NIS 509 million ($144 million) for the nine months ended September 30, 2013 compared with NIS 541 million for the nine months ended September 30, 2012, a decrease of 5.9%. The decrease was primarily attributable to the conclusion of depreciation of the segment's old network and other property, plant and equipment in 2012, as well as a revision of depreciation rates. The decrease was partially offset by the initiation of amortization of new investments.

Pelephone's depreciation and amortization expenses for the nine months ended September 30, 2013 amounted to NIS 354 million ($100 million) compared to NIS 402 million for the nine months ended September 30, 2012, a decrease of 14.2%. The decrease is mainly attributable to the conclusion of the capitalization of subscriber acquisition costs and the depreciation of other property, plant and equipment.

Bezeq International's depreciation and amortization expenses for the nine months ended September 30, 2013 amounted to NIS 97 million ($27 million) compared with NIS 103 million for the nine months ended September 30, 2012, a decrease of 5.8%. The decrease is primarily attributable to the extension of the term of the agreement for irrevocable bandwidth usage rights in the capacity of a submarine cable that serves as a back-up for the JONAH cable, which extended the amortization period.

Salaries.    Salaries decreased by 6.1% to NIS 1.4 billion ($406 million) for the nine months ended September 30, 2013 from NIS 1.5 billion for the nine months ended September 30, 2012, primarily due to the decrease in salary expenses in the cellular telephony and fixed-line communications segments, primarily due to a reduction in the workforce.

Bezeq's salary expenses decreased to NIS 755 million ($213 million) for the nine months ended September 30, 2013 from NIS 808 million for the nine months ended September 30, 2012, a decrease of 6.6%. The decrease in salary expenses was primarily due to a decrease in the number of employees and in share-based compensation. The decrease was partially offset by higher employee wages for the nine months ended September 30, 2013.

Pelephone's salary expenses decreased to NIS 334 million ($94 million) for the nine months ended September 30, 2013 from NIS 386 million for the nine months ended September 30, 2012, a decrease of 13.5%. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International's salary expenses for the nine months ended September 30, 2013 amounted to NIS 213 million ($60 million) compared with NIS 207 million for the nine months ended September 30, 2012, an increase of 2.9%. The increase in salary expenses was primarily attributable to an increase in the value of executive options, a decrease in capitalized salary costs, and an increase in the number of employees providing outsourcing services in ICT operations.

General and Operating Expenses.    General and operating expenses decreased by 13.4% to NIS 2.6 billion ($738 million) for the nine months ended September 30, 2013 from NIS 3 billion for the nine months ended September 30, 2012. The decrease is primarily attributable to the decrease in the cost of selling terminal equipment by the cellular telephony segment. In addition, commencing in 2013, the Bezeq Group's obligation to pay royalties to the State of Israel was cancelled.

Bezeq's general and operating expenses decreased to NIS 672 million ($190 million) for the nine months ended September 30, 2013 compared with NIS 778 million for the nine months ended September 30, 2012, a decrease of 13.6%. The decrease is primarily attributable to Bezeq's streamlining efforts and a decrease in interconnect fees paid to cellular telephony operators, which was offset in great measure by a corresponding decrease in revenues from interconnect fees.

Pelephone's general and operating expenses decreased to NIS 1.6 billion ($457 million) for the nine months ended September 30, 2013 compared to NIS 1.9 billion for the nine months ended September 30, 2012, a decrease of 16.2%. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, primarily due to a decrease in the number of handsets sold, the cancellation in 2013 of mandatory royalty payments to the State of Israel, a decrease in bad and doubtful debt expenses, a decrease in distribution fees, a one-time decrease of NIS 30 million ($8 million) in site rental fees following an adjustment of a liability estimate included in the financial statements as of December 31, 2012, and a one-time decrease in net collection expenses.

Bezeq International's general and operating expenses increased to NIS 581 million ($164 million) for the nine months ended September 30, 2013 compared with NIS 532 million for the nine months ended September 30, 2012, an increase of 9.2%. The increase is primarily attributable to an increase in the cost of call transfers between communications carriers worldwide and increased expenses from enterprise communications solutions. The increase in the general and operating expenses was partially offset by a decrease in expenses for outgoing calls, consistent with the decline in revenues.

Other Operating Income, net.    We had other operating income, net of NIS 30 million ($8 million) for the nine months ended September 30, 2013 compared to other operating expenses, net of NIS 52 million for the nine months ended September 30, 2012. The transition from expenses to income is primarily attributable to the increase in capital gains from the sale of real estate and copper and from a NIS 54 million loss recorded in the second quarter of 2012 resulting from the termination of a customer relationship management project. The increase was partially offset by a NIS 37 million ($10 million) provision for severance pay with respect to employee early retirements which was recognized in the first half of 2013.

Finance expenses, net.    Our consolidated finance expenses, net decreased to NIS 241 million ($68 million) for the nine months ended September 30, 2013 from NIS 268 million for the nine months ended September 30, 2012, a decrease of 10.1%. The decrease is primarily attributable to lower interest and CPI linkage expenses relating to the bank loans we incurred in connection with our purchase of the controlling interest in Bezeq. During the nine months ended September 30, 2012, our finance expenses were reduced as a result of a NIS 74 million gain recorded as a result of the sale of Bezeq's holdings in Traffix Communications Systems Ltd.

Our finance expenses, net decreased to NIS 172 million ($49 million) for the nine months ended September 30, 2013, compared with NIS 204 million for the nine months ended September 30, 2012, a decrease of 15.7%. The decrease is primarily attributable to lower interest and CPI linkage expenses that resulted from the reduction in the amount of the outstanding bank debt that was incurred to purchase our controlling interest in Bezeq and from lower inflation levels and floating interest rates in the first nine months of 2013 compared to the first nine months of 2012.

The Bezeq Group's consolidated finance expenses, net increased to NIS 96 million ($27 million) for the nine months ended September 30, 2013 compared to finance income, net of NIS 88 million in the nine months ended September 30, 2012. The transition from finance income, net to finance expense, net is primarily attributable to the NIS 74 million gain recorded as a result of the sale of Bezeq's holdings in Traffix Communications Systems Ltd.

Income Tax.    Income tax expenses increased to NIS 427 million ($121 million) for the nine months ended September 30, 2013, from NIS 404 million for the nine months ended September 30, 2012, an increase of 5.7%. The increase resulted from higher income before income tax in the nine months ended

September 30, 2013 compared to the nine months ended September 30, 2012, and from an increase in Bezeq's deferred tax liability as a result of the change in the Israeli tax rate.

Bezeq's consolidated income tax expenses in the nine months ended September 30, 2013 represented 24.2% of its profit after net finance expenses compared to 27.5% in the nine months ended September 30, 2012. The decrease in tax expenses is primarily attributable to lower non-deductible tax expenses in the period compared to the corresponding period in the previous year in the domestic fixed-line communications segment.

Income Attributable to the Owners of Our Company.    Income attributable to the owners of our company was NIS 113 million ($32 million) for the nine months ended September 30, 2013 compared to the loss attributable to the owners of our company of NIS 29 million for the nine months ended September 30, 2012. The transition from loss to income is primarily attributable to lower depreciation and amortization expenses in the nine months ended September 30, 2013 with respect to the purchase price allocation relating to our purchase of the controlling interest in Bezeq.

Income Attributable to Our Non-Controlling Interests.    Income attributable to our non-controlling interests was NIS 648 million ($183 million) for the nine months ended September 30, 2013 compared to NIS 532 million for the nine months ended September 30, 2012. The increase in income attributable to our non-controlling interests resulted from the lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction. The increase was partially offset by the decrease in Bezeq's net income.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the two years ended December 31, 2011 and 2012 (IFRS):

	Year ended December 31,
	2011		2012
	(NIS in millions, except percentages)
Revenues	11,373	100%	10,278	100%

Depreciation and amortization	2,984	26%	2,367	23%
Salaries	2,114	19%	1,984	19%
General and operating expenses	4,462	39%	3,995	39%
Other operating expenses	326	3%	(11)	—

Operating income	1,487	13%	1,943	19%
Finance expense	983	9%	915	9%
Finance income	(485)	(4%)	(562)	(6%)

Income after financing expenses (income), net	989	9%	1,590	15%
Share of losses in equity-accounted investee	216	2%	245	2%

Income before income tax	773	7%	1,345	13%
Income tax	653	6%	555	5%

Income for the year	120	1%	790	8%

Income attributable to owners of the company	(219)	(2%)	45	1%
Income attributable to non-controlling interest	339	3%	745	7%

Income for the year	120	1%	790	8%

Revenues.    Our revenues decreased by 9.6% to NIS 10.3 billion ($2.8 billion) for the year ended December 31, 2012 from NIS 11.4 billion for the year ended December 31, 2011. For both the current and the prior-year periods, our consolidated revenues consisted entirely of the Bezeq Group's consolidated revenues. The decrease in revenues in 2012 was primarily due to the reduction in revenues from the cellular telephony segment.

Bezeq's revenues for the year ended December 31, 2012 amounted to NIS 4.6 billion ($1.2 billion) compared with NIS 4.6 billion for the year ended December 31, 2011, a decrease of 0.4%. The decrease in the segment's revenues was primarily due to a decrease in revenues from fixed-line telephony, primarily due to decreases in the number of subscribers, revenue per telephone line and interconnect fees from cellular telephony operators. The decrease in revenues was partially offset by an increase in revenues from fixed-line broadband Internet infrastructure access services, mainly the result of an increase in the number of subscribers and in revenue per subscriber as a result of surfing speed upgrades, as well as an increase in revenues from data communications.

Pelephone's revenues for the year ended December 31, 2012 amounted to NIS 4.5 billion ($1.2 billion) compared with NIS 5.5 billion for the year ended December 31, 2011, a decrease of 19.5%. The decrease is primarily attributable to the significant intensification in competition in the Israeli cellular telephony market. Revenues from services for the year ended December 31, 2012 amounted to NIS 3.3 billion ($874 million) compared to NIS 3.6 billion for the prior year, a decrease of 10.3%. The decrease in services revenues is attributable to a decrease in tariffs as a result of the intensified competition and the transition to unlimited packages that led to a decrease in ARPU, as well as a decrease in the number of relatively high-usage subscribers. The decrease in revenues was partially offset by revenues from cellular telephony operators who utilize Pelephone's network. Revenues from the sale of terminal equipment for the year ended December 31, 2012 amounted to NIS 1.2 billion ($323 million) compared to NIS 1.9 billion for the year ended December 31, 2011, a decrease of 36.8%. The decrease is primarily due to a decrease of terminal equipment sales as the terminal equipment market was opened to imports and numerous stores selling terminal equipment opened for business.

Bezeq International's revenues for the year ended December 31, 2012 amounted to NIS 1.3 billion ($359 million) compared with NIS 1.35 billion for the year ended December 31, 2011, a decrease of 1.0%. The decrease in revenues is primarily due to a decrease in the revenues from outgoing and incoming calls. This decrease is due to a transition in the cellular telephony market to packages that include unlimited international calls and to a decrease in sales of exchanges (PBX), offset by an increase in ISP revenues as a result of an increase in the number of subscribers and growth in sales of ICT solutions.

Depreciation and Amortization.    We recorded depreciation and amortization expenses of NIS 2.4 billion ($634 million) for the year ended December 31, 2012 compared to NIS 3.0 billion for the year ended December 31, 2011, a decrease of 20.7%. The decrease was primarily due to the decrease in depreciation and amortization arising from the purchase price allocation relating to our purchase of the controlling interest in Bezeq that resulted primarily from the end of depreciation of fully depreciated property, plant and equipment. The depreciation and amortization with respect to the purchase price allocation relating to the Bezeq transaction for the years ended December 31, 2012 and December 31, 2011 was NIS 931 million ($249 million) and NIS 1.5 billion, respectively.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.4 billion ($385 million) for the year ended December 31, 2012, compared to NIS 1.4 billion for the year ended December 31, 2011, an increase of 2.9%. The increase is mainly attributable to the domestic fixed-line communications and the ILD, ISP and NEP segments.

Bezeq's depreciation and amortization expenses amounted to NIS 730 million ($196 million) for the year ended December 31, 2012 compared with NIS 688 million for the year ended December 31, 2011, reflecting an increase of 6.1%. The increase was primarily due to depreciation of the old network that was taken out of service and depreciation of new investments in the NGN project. The increase was partially offset by the end of depreciation of fully depreciated other property, plant and equipment.

Pelephone's depreciation and amortization expenses for the year ended December 31, 2012 amounted to NIS 531 million ($142 million) compared to NIS 561 million for the year ended December 31, 2011, a decrease of 5.4%. The decrease resulted mainly from the termination of the capitalization of subscriber acquisition costs.

Bezeq International's depreciation and amortization expenses for the year ended December 31, 2012 amounted to NIS 136 million ($36 million) compared with NIS 109 million for 2011, an increase of 24.8%. The increase is attributable to the activation of the JONAH submarine communications cable and the initiation of depreciation in the beginning of 2012.

Salaries.    Salaries decreased by 6.2% to NIS 2 billion ($531 million) for the year ended December 31, 2012 from NIS 2.1 billion for the year ended December 31, 2011 due to the decrease in salary expenses in the cellular telephony and domestic fixed-line communications segments.

Bezeq's salary expenses decreased by 4.3% to NIS 1.0 billion ($279 million) for the year ended December 31, 2012, from NIS 1.1 billion for the year ended December 31, 2011. The decrease in salary expenses was primarily due to a decrease in share-based payments and employee retirement expenses and was partially offset by an increase in wages, new employees and a decrease in capitalized salary expenses.

Pelephone's salary expenses for the year ended December 31, 2012 amounted to NIS 491 million ($132 million) compared with NIS 602 million for the year ended December 31, 2011, a decrease of 18.4%. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International's salary expenses for the year ended December 31, 2012 amounted to NIS 278 million ($74 million) compared with NIS 265 million for the year ended December 31, 2011, an increase of 4.9%. The increase is primarily attributable to an increase in the number of outsourced employees in ICT activities, along with termination of the capitalization of subscriber acquisition costs.

General and Operating Expenses.    Our general and operating expenses decreased by 10.5% to NIS 4 billion ($1 billion) for the year ended December 31, 2012 from NIS 4.5 billion for the year ended December 31, 2011 due to the decrease in the cost of selling terminal equipment in the cellular telephony segment.

The Bezeq Group's consolidated general and operating expenses amounted to NIS 4 billion ($1 billion) for the year ended December 31, 2012 compared to NIS 4.5 billion for the year ended December 31, 2011, a decrease of 12.0%.

Bezeq's general and operating expenses for the year ended December 31, 2012 amounted to NIS 1.0 billion ($277 million) compared with NIS 1.1 billion for the year ended December 31, 2011, a decrease of 3.8%. The decrease is mainly attributable to the decrease in interconnect expenses to the cellular telephony operators with a corresponding decrease in revenues from interconnect fees. The decrease was partially offset by an increase in expenses for terminal equipment and materials.

Pelephone's general and operating expenses for the year ended December 31, 2012 amounted to NIS 2.6 billion ($684 million) compared to NIS 3.0 billion for the year ended December 31, 2011, a decrease of 15.6%. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, mostly the result of a decrease in the number of handsets sold. The decrease was partially offset by an increase in the prices of the handsets and a decrease in content expenses along with a decrease in revenues from content.

Bezeq International's general and operating expenses for the year ended December 31, 2012 amounted to NIS 708 million ($190 million) compared with NIS 739 million for the year ended December 31, 2011, a decrease of 4.2%. The decrease is primarily attributable to a decrease in costs related to outgoing and incoming calls to PBX equipment, with a corresponding decrease in revenues, as well as from more efficient maintenance of international cables subsequent to the deployment of the JONAH submarine communications cable.

Other Operating Income (Expenses), net.    We had other operating income, net of NIS 11 million ($3 million) for the year ended December 31, 2012 compared to other operating expenses, net of NIS 326 million for the year ended December 31, 2011. The transition from expenses to income is primarily attributable to a provision for severance pay with respect to employee early retirement of NIS 32 million ($9 million) for 2012 compared with NIS 369 million for the year ended December 31, 2011. Other operating income, net for the year ended December 31, 2012 was partially offset by the recognition of a loss of NIS 54 million ($14 million) resulting from the termination of a customer relationship management project.

Finance Expenses, net.    Finance expense, net decreased by 29.1% to NIS 353 million ($94 million) for the year ended December 31, 2012 from NIS 498 million for the year ended December 31, 2011. The decrease is primarily attributable to lower interest and CPI linkage expenses with respect to the bank loans we incurred to purchase our controlling interest in Bezeq resulting from the decrease in our debt. In addition, higher earnings on our investments in marketable securities, lower inflation and a decrease in the variable interest during the year ended December 31, 2012 also contributed to the decrease in our finance expenses. The decrease was partially offset by an increase in the Bezeq Group's interest expenses arising from the increase in its debt.

Our finance expenses, net for the year ended December 31, 2012 amounted to NIS 190 million ($51 million) compared with NIS 300 million for the year ended December 31, 2011, a decrease of 36.7%. The decrease is primarily attributable to a decline of NIS 71 million ($19 million) in interest and CPI linkage expenses in the year ended December 31, 2012 compared with the year ended December 31, 2011. These resulted from the decrease of our debt and lower inflation in the year ended December 31, 2012. In addition, higher earnings on our investments in marketable securities of NIS 29 million ($8 million) in the year ended December 31, 2012 compared with the year ended December 31, 2011 also contributed to the decrease in our finance expenses.

The Bezeq Group's consolidated finance expenses decreased to NIS 145 million ($39 million) for the year ended December 31, 2012 from NIS 210 million for the year ended December 31, 2011, a decrease of 30.1%. The decrease is primarily attributable to the sale of its entire holding in Traffix Communication Systems Ltd. at a profit of NIS 74 million in the first quarter of 2012. The decrease was partially offset by an increase in interest expenses with respect to debentures issued during 2011 and bank credit received in the fourth quarter of 2012 and during 2011. For further information, see "—Liquidity and Capital Resources—Liquidity and Capital Resources of the Bezeq Group." There was also a decrease in profit from financial assets held for trading which resulted from the decrease in the balance of cash and cash equivalents.

Income Tax.    Income tax expenses decreased by 15.0% to NIS 555 million ($149 million) for the year ended December 31, 2012 from NIS 653 million for the year ended December 31, 2011. The decrease is primarily attributable to a one-time adjustment made to the deferred taxes that we allocated with respect to our purchase price allocation with respect our acquisition of Bezeq. This adjustment was required because of changes in the Israeli tax rate that resulted in additional tax expenses in 2011.

The Bezeq Group's income tax expenses for the year ended December 31, 2012 amounted to NIS 767 million ($205 million), representing 29.5% of its profit after net finance expenses, compared to income tax expenses of NIS 768 million, representing 26.8% of its profit after net finance expenses for the year ended December 31, 2011. The increase in tax expenses is primarily attributable to the increase of the domestic fixed-line communications segment's taxable income, which was partially offset by a decrease in profitability in the cellular telephony segment. In addition, the corporate tax rate increased from 24% for the year ended December 31, 2011 to 25% for the year ended December 31, 2012.

Income Attributable to the Owners of Our Company.    Income attributable to the owners of our company was NIS 45 million ($12 million) for the year ended December 31, 2012 compared to a loss of NIS 219 million for the year ended December 31, 2011. The transition from loss to income is primarily attributable to the lower depreciation and amortization expenses with respect to the purchase price allocation relating to our acquisition of Bezeq and lower income tax expenses recorded in 2012.

Income Attributable to Our Non-Controlling Interests.    Income attributable to our non-controlling interests was NIS 745 million ($200 million) for the year ended December 31, 2012 compared to NIS 339 million for the year ended December 31, 2011. The increase in income attributable to our non-controlling interests resulted from the lower depreciation and amortization expenses with respect to the purchase price allocation relating to our acquisition of the controlling interest in Bezeq and lower income tax expenses recorded for the year ended December 31, 2012. The increase was partially offset by the decrease in the Bezeq Group's net income.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Results of Operations.    The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the two years ended December 31, 2010 and 2011 (IFRS):

	Year ended December 31,
	2010		2011
	(NIS in millions, except percentages)
Revenues	8,657	100%	11,373	100%

Depreciation and amortization	2,294	28%	2,984	26%
Salaries	1,488	17%	2,114	19%
General and operating expenses	3,640	42%	4,462	39%
Other operating expenses	5	—	326	3%

Operating income	1,230	12%	1,487	13%
Finance expense	600	6%	983	9%
Finance income	(313)	(3%)	(485)	(4%)

Income after financing expenses (income), net	943	9%	989	9%
Share of losses in equity-accounted investee	235	3%	216	2%

Income before income tax	708	6%	773	7%
Income tax	385	4%	653	6%

Income for the year	323	2%	120	1%

Income attributable to owners of the Company	(140)	(2%)	(219)	(2%)
Income attributable to non-controlling interest	463	4%	339	3%

Income for the year	323	2%	120	1%

Revenues.    Our revenues increased by 31% to NIS 11.4 billion for the year ended December 31, 2011 from NIS 8.6 billion for the year ended December 31, 2010 due to our consolidation of the Bezeq Group's full year results of operations. The Bezeq Group's consolidated revenues decreased by 5% from NIS 12.0 billion for the year ended December 31, 2010 to NIS 11.4 billion for the year ended December 31, 2011. The decrease was primarily due to the decrease in the revenues of its domestic fixed-line communications segment.

Bezeq's revenues for the year ended December 31, 2011 amounted to NIS 4.6 billion compared with NIS 5.3 billion for the year ended December 31, 2010, a decrease of 11.7%. The decrease in the segment's revenues stemmed mainly from a NIS 560 million decrease in revenue from interconnect fees from cellular telephony operators (with a corresponding decrease in the expense) due to the lower interconnect fee tariffs that were effective January 1, 2011. There was also a decrease in fixed-line telephony revenues for 2011, mainly as a result of a decrease in revenue per telephone line. The decrease was offset in part by a rise in revenue from fixed-line broadband Internet infrastructure access services, largely due to increased revenue per subscriber against a backdrop of upgraded surfing speeds and an increase in sales of home networks, as well as from a slight increase in the number of subscribers. There was also an increase in revenue from data communications.

Pelephone's revenues for the year ended December 31, 2011 amounted to NIS 5.5 billion compared with NIS 5.7 billion for the year ended December 31, 2010, a decrease of 3.2%. Revenue from services (including value-added services) amounted to NIS 3.6 billion for the year ended December 31, 2011 compared with NIS 4.6 billion for the year ended December 31, 2010, a decrease of 20.1%. The decrease in revenue from services was primarily due to lower interconnect fee tariffs and accounted for NIS 809 million of the revenue. In addition, competition intensified in 2011 among the cellular telephony operators, which led to an erosion of tariffs for both new subscribers and for existing subscribers as part of the efforts to retain them. This erosion is reflected in a further decrease in ARPU. Revenue from the sale of terminal equipment for the year ended December 31, 2011 amounted to NIS 1.9 billion compared with NIS 1.2 billion for the year ended December 31, 2010, an increase of 61.7%. The increase is primarily due to an increase in the sales and upgrade prices of terminal equipment and from an increase in the number of sales and upgrades of smartphones.

Bezeq International's revenues for the year ended December 31, 2011 amounted to NIS 1.35 billion compared with NIS 1.38 billion for the year ended December 31, 2010, a decrease of 1.9%. The decrease in revenue is primarily due to a decrease in the number of outgoing and incoming minutes throughout the market, a market-wide trend, and a decrease in call transfers between communications carriers worldwide and in sales activity in private exchanges (PBX). Conversely there was an increase in ISP revenues as a result of an increase in the number of subscribers and from growth in integration activities (IT and communications solutions for businesses).

Depreciation and Amortization.    We recorded depreciation and amortization expenses of NIS 3.0 billion for the year ended December 31, 2011 compared to NIS 2.3 billion for the year ended December 31, 2010, an increase of approximately 30%. The increase was primarily due to our consolidation of the Bezeq Group's results of operations for a full year. The amortization with respect to the purchase price allocation relating to our acquisition of the controlling interest in Bezeq for the years ended December 31, 2011 and 2010 was NIS 1.5 billion and NIS 1.3 billion, respectively.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.4 billion for both the year ended December 31, 2011 and the year ended December 31, 2010, with a decrease of 1% for the year ended December 31, 2011 due to a decrease in depreciation and amortization in the cellular telephony segment.

Bezeq's depreciation and amortization expenses for the year ended December 31, 2011 amounted to NIS 688 million compared with NIS 690 million for the year ended December 31, 2010, reflecting an increase in depreciation expenses relating to its investment in the NGN project, offset by a decrease in depreciation and amortization expenses due to the end of depreciation of other property, plant and equipment.

Pelephone's depreciation and amortization expenses for the year ended December 31, 2011 amounted to NIS 561 million compared to NIS 601 million for the year ended December 31, 2010, a decrease of 6.7%. For the year ended December 31, 2011, Pelephone completed its depreciation of certain items of property, plant and equipment, primarily relating to its CDMA network, which was partially offset by an increase in depreciation on new investments.

Bezeq International's depreciation and amortization expenses for the year ended December 31, 2011 amounted to NIS 109 million compared with NIS 94 million for the year ended December 31, 2010, an increase of 16%. The increase is attributable to an increase in intangible assets (mainly subscriber acquisition, software and development expenses) and an increase in property, plant and equipment.

Salaries.    Salaries increased by 40% to NIS 2.1 billion for the year ended December 31, 2011 from NIS 1.5 billion for the year ended December 31, 2010 due to our consolidation of the Bezeq Group's results of operations for a full year. The Bezeq Group's consolidated salary expenses for the year ended December 31, 2011 amounted to NIS 2.1 billion compared to NIS 2.0 billion for the year ended December 31, 2010, an increase of 5%. The increase is attributable to the consolidation of the results of Walla! for the full year in 2011 and from an increase in the salary expense in the Bezeq Group's segments.

Bezeq's salary expenses were NIS 1.1 billion for both the year ended December 31, 2011 and the year ended December 31, 2010.

Pelephone's salary expenses for the year ended December 31, 2011 amounted to NIS 602 million compared with NIS 590 million for the year ended December 31, 2010, an increase of 2%. The increase in salary expenses is primarily attributable to an increase in incentives, an increase on account of temporary employees and a decrease in salary capitalizations on account of subscriber acquisition.

Bezeq International's salary expenses for the year ended December 31, 2011 amounted to NIS 265 million compared with NIS 248 million for the year ended December 31, 2010, an increase of 6.9%. Most of the increase is on account of an increase in the number of workers employed in integration activities, along with an increase in revenues from those activities.

General and Operating Expenses.    Our general and operating expenses increased by 25% to NIS 4.5 billion for the year ended December 31, 2011 from NIS 3.6 billion for the year ended December 31, 2010 due to our consolidation of the Bezeq Group's results of operations for a full year.

The Bezeq Group's consolidated general and operating expenses amounted to NIS 4.5 billion for the year ended December 31, 2011 compared to NIS 5.0 billion for the year ended December 31, 2010, a decrease of 11.3%. Most of the decrease is attributable to the domestic fixed-line communications segment and the cellular telephony segment, due to a decrease in interconnects fee expenses. The decrease was offset in part by an increase in the cost of the sale of terminal equipment in the cellular telephony segment.

Bezeq's general and operating expenses for the year ended December 31, 2011 amounted to NIS 1.1 billion compared with NIS 1.6 billion for the year ended December 31, 2010, a decrease of 33.3%. The decrease is attributable to a decrease in revenue from interconnect fees to the cellular telephony operators (with a corresponding and similar decrease in revenue from interconnect fees from the cellular telephony operators) since the tariffs were lowered. Royalty expenses also increased due to a rise in the rate from 1% for the year ended December 31, 2010 to 1.75% for the year ended December 31, 2011. This increase was offset by a decrease in vehicle maintenance expenses.

Pelephone's general and operating expenses for the year ended December 31, 2011 amounted to NIS 3.0 billion compared to NIS 3.2 billion for the year ended December 31, 2010, a decrease of 4.2%. The decrease is attributable to a decrease in the cost of services, mainly call completion costs as a result of a NIS 591 million decrease in interconnect fees, which was substantially offset by an increase in the cost of selling terminal equipment, largely due to the rise in terminal equipment prices and an increase in the number of handsets sold and upgraded.

Bezeq International's general and operating expenses for the year ended December 31, 2011 amounted to NIS 739 million compared with NIS 781 million for the year ended December 31, 2010, a decrease of 5.4%. The decrease is primarily attributable to the decrease in revenues in this segment.

Other Operating Expenses, net.    We had other operating expenses, net of NIS 326 million for the year ended December 31, 2011 compared to NIS 5 million for the year ended December 31, 2010. The increase in other operating expenses is primarily attributable to the increase in the provision for severance pay with respect to employee early retirement from NIS 36 million for the year ended December 31, 2010 to NIS 362 million for the year ended December 31, 2011.

The Bezeq Group's other operating income, net, for the year ended December 31, 2010 amounted to NIS 158 million compared to other operating expense of NIS 139 million for the year ended December 31, 2011. The transition from income to expense is attributable to a provision of NIS 361.5 million on account of severance for early retirement for 2011. The increase was offset in part mainly by an increase in capital gains from the sale of copper and profits from forward transactions in copper.

Finance Expense.    Finance expense increased by 64% to NIS 983 million for the year ended December 31, 2011 from NIS 600 million for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq's results of operations for a full year, interest and CPI linkage expenses in the amount of NIS 304 million with respect to the bank loans we incurred to purchase our controlling interest in Bezeq and interest and CPI linkage expenses in the amount of NIS 50 million with respect to our debentures.

The Bezeq Group's consolidated finance expenses increased to NIS 599 million for the year ended December 31, 2011 from NIS 391 million for the year ended December 31, 2010, an increase of 53%. The increase is primarily attributable to an increase in the amount of bank credit at fixed and variable NIS interest rates, from finance expenses on account of the revaluation of Bezeq's liability to distribute a special dividend that is not payable out of profits, and from an increase in interest and linkage difference expenses related to debentures issued in 2011. The increase in finance expenses was primarily attributable to an increase in the finance expenses of Bezeq's domestic fixed-line communications segment from NIS 90 million for 2010 to NIS 240 million for 2011 and was partially offset by a decrease in finance expenses in the cellular telephony segment.

Finance Income.    Finance income increased by 55% to NIS 485 million for the year ended December 31, 2011 from NIS 313 million for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of the Bezeq Group's results of operations for a full year.

The Bezeq Group's consolidated finance income increased to NIS 402 million for the year ended December 31, 2011 from NIS 282 million for the year ended December 31, 2010, an increase of 43%. The increase in finance income was primarily attributable to income from investments in monetary funds and deposits and interest from shareholder loans to YES.

Income Tax.    Income tax expense increased by 70% to NIS 653 million for the year ended December 31, 2011 from NIS 385 million for the year ended December 31, 2010. The increase is primarily attributable to the one-time adjustment in the amount of NIS 295 million related to the deferred taxes that we allocated with respect to our purchase price allocation relating to our acquisition of the controlling interest in Bezeq. The adjustment was required because of changes in the Israeli tax rate enacted on December 5, 2011, including the cancellation of tax reductions that had been provided in the Economic Efficiency Law, resulting in the increase in the company tax rate in Israel to 25% beginning in 2012.

The Bezeq Group's income tax expenses for the year ended December 31, 2011 amounted to NIS 768 million, representing 24.9% of its profit after net finance expenses, compared to income tax expenses of NIS 932 million, representing 25.6% of its profit after net finance expenses, for the year ended December 31, 2010. The decrease in the percentage of tax after net finance expenses is due to the lower corporate tax (which decreased from 25% for the year ended December 31, 2010 to 24% for the year ended December 31, 2011) and from a decrease in the tax expenses in the fourth quarter of 2011, primarily due to the revision of the deferred tax expenses in view of the imminent rise in the tax rate. The decrease was modified by unrecognized expenses, mainly share-based payments and finance expenses on account of a revaluation of the liability to distribute a dividend that does not pass the profit test.

Loss Attributable to the Owners of Our Company.    Loss attributable to the owners of our company was NIS 219 million for the year ended December 31, 2011 compared to a loss of NIS 140 million for the year ended December 31, 2010. The loss is primarily attributable to our consolidation of the Bezeq Group's results of operations for a full year and the one-time tax adjustment mentioned above.

Income Attributable to Our Non-Controlling Interests.    Income attributable to our non-controlling interests was NIS 339 million for the year ended December 31, 2011 compared to NIS 463 million for the year ended December 31, 2010, as a result of our consolidation of the Bezeq Group's results of operations for the full year.

Liquidity and Capital Resources

Liquidity and Capital Resources of B Communications

As of December 31, 2010, 2011 and 2012, and September 30, 2013, we had cash and cash equivalents and marketable securities on an unconsolidated basis of NIS 800 million, NIS 354 million, NIS 694 million and NIS 1.4 billion ($384 million), respectively. The increase in our cash and cash equivalents and marketable securities balances at September 30, 2013, from December 31, 2012, is primarily attributable to the two dividend payments we received from Bezeq during the first nine months of 2013 in the amount of NIS 876 million ($248 million).

From our inception in 1999 until our initial public offering in October 2007, we operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by Internet Gold from its financial resources.

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq's outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. In March 2011, we acquired an additional 0.93% of Bezeq's outstanding shares for NIS 300 million, increasing our ownership in Bezeq to 31.37%. At present, our ownership interest in Bezeq is 30.91%.

As part of our acquisition of the controlling interest in Bezeq, effective January 1, 2010, we sold our legacy communications business excluding certain retained indebtedness and liabilities to a wholly-owned subsidiary of Ampal for NIS 1.2 billion.

On March 24, 2010, we completed a private placement of 3,478,000 of our ordinary shares to Israeli institutional investors and our controlling shareholder, Internet Gold. The offering price of NIS 116 per ordinary share was determined by means of a tender by third-party institutional investors. Based on Internet Gold's irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold purchased 2,599,310 of our ordinary shares, which represent approximately 75% of the shares sold in the private placement. The private placement proceeds from Internet Gold were paid to us by repayment of NIS 301.5 million of loans which were previously provided to us by Internet Gold in March 2007 and November 2009, and we repaid the outstanding balance of NIS 31.5 million in May 2010.

Existing Unsecured Notes

On September 1, 2010, Midroog Ltd., an Israeli rating agency and the local affiliate of Moody's, announced that it assigned its "A2" rating (local scale) to the Existing Unsecured Notes, which are comprised of our Series A Debentures and our Series B Debentures, which are further discussed below, and on August 13, 2013, Midroog Ltd. confirmed the "A2" stable rating for our debentures.

Series A Debentures.    During the period from March 2007 to May 2007, we issued a total of NIS 425 million of Series A Debentures to repay the indebtedness we incurred in connection with our acquisition of 012 Golden Lines. The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The Series A Debentures bear annual interest at the rate of 5.85%, which was decreased to an annual interest rate of 4.75% when they were listed for trading on the TASE.

In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of our Series A Debentures. The purchases may be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases are determined by our management based on its evaluation of market conditions and other factors. As of September 30, 2013, we had repurchased NIS 16,150,943 of Series A Debentures under the program at a total purchase price of NIS 15.9 million, or an average price of NIS 98.5 per bond. As of September 30, 2013, NIS 186 million of our Series A Debentures were outstanding. The Series A Debentures contain standard terms and conditions and are unsecured, and until the full maturity of the Series A Debentures, we are prohibited from creating any liens (whether fixed or floating) on all or part of our assets without the prior approval of a majority of the holders of the Series A Debentures. Subject to the completion of the Offering, we intend to use unrestricted cash on hand to redeem the amount outstanding under our Series A Debentures.

Series B Debentures.    On September 21, 2010, we issued, at par value, NIS 400 million Series B Debentures to the public in Israel. The Series B Debentures are listed for trading on the TASE. The Series B Debentures are payable in four equal annual installments on March 31 of each of the years 2016 through 2019. The Series B Debentures pay interest at a fixed annual rate of 6.5% as was set in the public tender, payable in semi-annual installments on March 31 and on September 30 of each of the years 2011 through 2019 (the first interest payment was made on March 31, 2011, and the last interest payment is payable on March 31, 2019). The Series B Debentures are NIS denominated and are not linked to the Israeli CPI. The Series B Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The net proceeds from the offering of the Series B Debentures was NIS 395.8 million.

The indenture for the Series B Debentures provides for certain events of default which may cause the immediate repayment of such debentures, including: (i) if Eurocom Communications does not have control (directly or indirectly) over our company; (ii) if we do not have control (directly or indirectly) over, or hold the control block in, Bezeq; or (iii) if we issue additional Series B Debentures resulting in the issuance of a rating lower than A2 by Midroog Ltd. or an equivalent rating from another rating agency upon the issuance of the additional debentures.

In January 2012 and August 2013, we issued NIS 125.8 million and NIS 180 million, respectively, of our Series B Debentures in two private placements. The private placements were carried out as an increase to our outstanding Series B Debentures. The newly issued Series B Debentures are listed on the TASE and their terms are identical to the terms of Series B Debentures issued in September 2010.

Bezeq's Dividend Distributions

On August 4, 2009, Bezeq's board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority share in accordance with Bezeq's consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq's board of directors regarding Bezeq's ability to meet its existing and anticipated liabilities from time to time. Each dividend distribution is subject to the approval of Bezeq's shareholders, pursuant to Bezeq's articles of association.

On March 31, 2011, the Tel Aviv District Court approved a NIS 3 billion distribution by Bezeq to its shareholders in six equal, semi-annual payments during the period 2011 through 2013. The Court approval was required as the amount of the distribution exceeded Bezeq's accounting profits according to its financial statements. All of the six semi-annual payments of NIS 0.5 billion were distributed to Bezeq's shareholders.

Bezeq paid total cash dividends of NIS 3.7 billion, NIS 3.2 billion, NIS 3.1 billion and NIS 2.8 billion ($800 million) in the three years ended December 31, 2012 and in the nine months ended September 30, 2013, out of which we received NIS 1.1 billion, NIS 984 million, NIS 953 million and NIS 876 million ($248 million), respectively.

Refinancing for the Debt Incurred for Acquisition of the Bezeq Shares

On November 5, 2013, SP2, our wholly-owned subsidiary, entered into an amendment to the Bank Loan Agreement. The principal amendments to the Bank Loan Agreement are as follows:

•
The covenants restricting the withdrawal of funds from SP2 were amended to permit the immediate withdrawal of NIS 250 million and the ability to withdraw up to 75% of accumulated reserves in the future.

•
A one-time early repayment of NIS 400 million, of which NIS 300 million was used to repay the Credit B loan tranche and NIS 100 million was used to repay the Credit D loan tranche, both of which were subject to a floating interest rate. As result of the early repayment, our mandatory future bank debt repayments decreased.

•
A NIS 79 million liability that resulted from the exercise of phantom stock options issued to the banking and financial institutions led by Bank Hapoalim was replaced with two "bullet" loans, the principal of which is payable in full on May 30, 2017. Interest is payable in eight semi-annual installments, the first of which was paid on November 30, 2013. The first loan, in the principal amount of NIS 39.5 million, is a floating rate loan indexed to Bank Hapoalim's prime interest rate, plus a margin of 1.93%. The second loan, in the principal amount of NIS 39.5 million, has a fixed rate of 3.6%, linked to the Israeli CPI.

•
The interest rates payable on all four outstanding credit lines was increased by 0.4%.

The proceeds of this Offering will be used to repay the outstanding balances under the Existing Bank Loan Agreement and the Existing Migdal Loan Agreement. See "Use of Proceeds."

First Dividend Distribution

Following the execution of the refinancing agreement, our Board of Directors declared our first dividend as a public company on November 7, 2013, a dividend of NIS 3.41 per share and NIS 102 million in the aggregate. The record date for the distribution of the dividend was November 18, 2013 and the payment date was December 3, 2013. Dividend amounts paid in U.S. dollars were converted from NIS based upon the representative rate of exchange published by the Bank of Israel on November 18, 2013. Tax was withheld at a rate of up to 25%.

Financing of Ongoing Operations

We expect to have sufficient funds to meet our working capital needs, capital expenditures, debt service and other funding requirements for the next twelve months, both on a consolidated level (including Bezeq) and with respect to our own debt service (not including the Bezeq Group).

We believe that Bezeq is a strong and well capitalized company. Its cash flow from operating activities was NIS 3.2 billion ($910 million) in the nine month period ended September 30, 2013, an increase of 6.8%, compared to cash flow from operating activities of NIS 3 billion for the nine month period ended September 30, 2012.

We expect to have sufficient funds to service our indebtedness (excluding the Bezeq Group's indebtedness) from our current cash, cash equivalents and current investments, as well from future dividends from Bezeq, whose dividend policy is to distribute all of the net profits attributable to its shareholders as dividends.

In the nine months ended September 30, 2013, we received dividends from Bezeq totaling NIS 876 million ($248 million). In the nine months ended September 30, 2013, we made total debt repayments of NIS 416 million ($118 million), consisting of NIS 294 million ($83 million) of payments to banks and financial institutions, NIS 112 million ($32 million) in debenture installments and NIS 10 million to others ($3 million). In addition, in August 2013, we issued an additional NIS 180 million ($51 million) of Series B Debentures, increasing our cash balances by NIS 180 million.

During the fourth quarter of 2013 we made principal and interest payments of NIS 592 million ($167 million), from which NIS 400 million was for the early principal payment and NIS 120 million was a scheduled repayment, in each case, of a portion of our bank debt under the Existing Bank Loan Agreement.

As of September 30, 2013, our cash and cash equivalents and marketable securities on an unconsolidated basis totaled NIS 1.36 billion ($384 million). In addition, we own 30 million ordinary shares of Bezeq that are currently free from any encumbrances.

Deleveraging of debt

In connection with the acquisition of our Bezeq interest, our indirect wholly-owned subsidiary SP2 obtained a NIS 4.6 billion loan from certain banking and financial institutions led by Bank Hapoalim under the Existing Bank Loan Agreement. In addition, our wholly-owned subsidiary, SP1, obtained a NIS 500 million loan from Migdal Insurance and Financial Holdings Ltd. and certain of its affiliates under the Existing Migdal Loan Agreement. Since the acquisition, we have reduced the outstanding balance of our bank and institutional debt from NIS 5.1 billion to NIS 2.56 billion ($724 million).

Subsequent to the acquisition of the Bezeq interest, we issued NIS 705.8 million ($200 million) of Series B Debentures, resulting in our having NIS 892 million of Existing Unsecured Notes outstanding as of November 30, 2013.

As of November 30, 2013, we had a total of NIS 3.47 billion ($981 million) of bank, institutional and public debt outstanding.

We will repay the balances owned under the Existing Bank Loan Agreement and the Existing Migdal Loan Agreement with the proceeds of the Offering.

Liquidity and Capital Resources of the Bezeq Group

As of September 30, 2013 the Bezeq Group had cash and cash equivalents and current investments of NIS 1.3 billion ($355 million) compared to cash and cash equivalents and current investments of NIS 372 million, 2.3 billion, NIS 1.5 billion at December 31, 2010, 2011 and 2012, respectively.

The Bezeq Group incurred consolidated capital expenditures of NIS 910 million ($257 million) for the nine months ended September 30, 2013, compared with NIS 1.2 billion for the nine months ended September 30, 2012. The capital expenditures for the nine months ended September 30, 2013 were primarily for the development of communications infrastructure. Consolidated capital expenditures for the years ended December 31, 2012, 2011 and 2010 were NIS 1.5 billion, NIS 1.9 billion and NIS 1.6 billion, respectively. The capital expenditures for 2012 were primarily for the development of the Bezeq Group's communications infrastructure (NIS 1.3 billion) and for investments in intangible assets and deferred expenses (NIS 269 million) compared with investments of NIS 1.5 billion for the development of communications infrastructure and NIS 355 million for intangible assets and deferred expenses in 2011. In 2010, the Bezeq Group invested NIS 1.3 billion for the development of communications infrastructure and NIS 355 million for intangible assets and deferred expenses.

In the nine months ended September 30, 2013, the Bezeq Group repaid debt and paid interest of NIS 894 million compared with NIS 1 billion in the nine months ended September 30, 2012. In the year ended December 31, 2012, the Bezeq Group repaid debt and paid interest of NIS 1.2 billion compared with approximately NIS 1.9 billion in 2011. In 2012, the Bezeq Group raised NIS 650 million of debt compared to total debt raised by means of loans and an issuance of debentures of NIS 5.3 billion in 2011. In addition, the Bezeq Group paid dividends of NIS 3.1 billion in 2012 compared to NIS 3.2 billion in 2011. In 2011, the Bezeq Group repaid debt and paid interest totaling NIS 1.9 billion, consisting of NIS 835 million of debenture repayments, NIS 648 million of loan repayments and NIS 377 million of interest payments. This compares to the repayment of debt and interest payments of NIS 1.4 billion in 2010, consisting of NIS 697 million of debenture repayments, NIS 448 million of loan repayments and NIS 237 million of interest payments. In 2011, Bezeq issued NIS 3.1 billion of debentures and incurred NIS 2.2 billion of bank loans compared to NIS 2.6 billion of bank loans in 2010.

The Bezeq Group's average debt (including current maturities) to financial institutions and debenture holders for the nine months ended September 30, 2013 was NIS 9.7 billion ($2.7 billion). The average supplier credit for the nine months ended September 30, 2013 was NIS 682 million ($193 million), the average short-term customer credit for the nine months ended September 30, 2013 was NIS 2.9 billion ($810 million), and average long-term customer credit was NIS 856 million ($242 million). The average of long-term liabilities (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2012 amounted to NIS 9.3 billion. Average credit from suppliers for the year ended December 31, 2012 was NIS 851 million, and the average short-term customer credit was NIS 3.1 billion. The average long-term customer credit was NIS 1.3 billion.

The Bezeq Group working capital as of September 30, 2013 was NIS 1.1 billion ($308 million), compared with a surplus of NIS 219 million on September 30, 2012. The increase in working capital is attributable to a timing difference for a dividend payment that was paid subsequent to September 30, 2013. The increase was partially offset by a drop in total current assets and by an increase in current maturities of long-term loans.

The Board of Directors of Bezeq reviewed the company's existing and projected resources and cash flows for the foreseeable future and its investment needs, as well as the sources of finance and the potential amounts that will be required by the Bezeq Group in the foreseeable future. On the basis of its review of all these factors, Bezeq's Board of Directors concluded that the Bezeq Group can meet its existing cash needs and its needs for the foreseeable future from cash generated from its operations, by receipt of dividends from subsidiaries and by raising debt, from banking and non-banking sources, should it determine to do so.

Bezeq

The table below describes Bezeq's long-term loans as of September 30, 2013:

Source of finance	Amount	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2013
	(NIS in millions)
Banks	2,181	Unlinked NIS	Variable, based on prime rate(1)	2.46%	2.47%	2.46%-3.20%
Banks	2,340	Unlinked NIS	Fixed	5.67%	5.69%	5%-6.85%
Non-bank	615	Unlinked NIS	Variable, based on annual STL rate(2)	2.65%	2.75%	2.65%-3.26%
Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
Non-bank(3)	2,579	CPI-linked	Fixed	3.43%	3.51%	3.11%-5.95%

(1)
Prime interest rate in September 2013 was 2.5%.

(2)
Based on Israeli government short-term loan rate of 1.248% (calculated as the average last five trading days of August 2013 for the interest period that began on September 1, 2013).

(3)
Not including debentures held by Bezeq Zahav Holdings, a wholly-owned subsidiary of Bezeq. For more information on these debentures, see "—Bezeq Outstanding Debentures."

The Bezeq loans in the total principal amount of NIS 7.8 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of debt owed due to a breach of contract.

Bezeq's Outstanding Debentures

In May 2004, Bezeq issued NIS 600 million of Series 5 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, which bear 5.3% annual interest, linked (principal and interest) to the CPI in April 2004. The debentures were sold to institutional investors and to Bezeq Zahav Holdings, a wholly-owned subsidiary of Bezeq, whose entire activity is holding such debentures. An additional NIS 1.5 billion of Series 5 debentures were sold to Bezeq Zahav Holdings in 2004. On March 30, 2005, an additional NIS 287 million of Series 5 debentures was issued. As of December 31, 2012, NIS 1.6 billion of Series 5 debentures remained outstanding, of which NIS 587 million par value is held by Bezeq Zahav Holdings. Standard terms were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

As of December 31, 2012, Bezeq had NIS 782 million in non-publicly traded debentures outstanding. In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, subject to certain exceptions. The lenders have a right to call the debentures for immediate payment (i) if Bezeq does not repay the debentures, (ii) if there is a breach of terms of the debentures, (iii) if a significant attachment is imposed on Bezeq's assets, (iv) if a receiver is appointed for Bezeq's assets or a liquidation order is given against Bezeq, (v) if Bezeq ceases to run its business, or (vi) if the holder of another charge realizes the charge it has on the assets of Bezeq. In our opinion, Bezeq was in compliance with all of the aforementioned terms at September 30, 2013.

On July 3, 2011, Bezeq issued the following debentures (Series 6 to 8) pursuant to a shelf prospectus:

•
NIS 958,088,000 par value of debentures (Series 6), bearing fixed annual interest of 3.70%. The debentures are to be repaid in five equal, annual installments, payable every year on December 1, from 2018 through 2022 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest is payable twice a year on June 1 and December 1 every year through 2016. The principal of the debentures (Series 6) and their interest is linked to the CPI published in June 2011.

•
NIS 424,955,000 par value of debentures (Series 7), bearing variable interest at the short-term government loan yield per annum, or base interest, plus a margin of 1.40%. The debentures are to be repaid in five equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on September 1, 2011 and subsequently interest is payable four times a year on March 1, June 1, September 1, and December 1, through 2022. The debentures (Series 7) are not linked to the CPI or to any currency.

•
NIS 1,329,363,000 par value of debentures (Series 8), bearing fixed annual interest of 5.70%. The debentures are to be repaid in three equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest will be paid twice a year on June 1 and December 1 every year through 2016. The last interest payment will be made on June 1, 2017. The debentures (Series 8) are not linked to the CPI or to any currency.

In May 2013, Bezeq issued additional Series 6 and Series 7 debentures to private investors in the aggregate amount of NIS 600 million and NIS 190 million par values, respectively.

As of September 30, 2013, Bezeq had NIS 4.4 billion ($1.3 billion) of debentures outstanding.

In November 2013, Bezeq issued NIS 434,782,609 par value of debentures (Series 6) in consideration of NIS 500 million in a private placement to institutional investors.

Additional Bank Loans

Between May 12, 2011, and May 18, 2011, Bezeq entered into NIS 2 billion of loans with Israeli banks and with a financial institution. NIS 1.4 billion of this amount is long-term debt (with an average duration of 6.2 years), and NIS 600 million of this amount is short-term debt. Some of the debt was raised as part of the exercise of a letter of liability for the extension of long-term credit that Bezeq received from a bank on February 17, 2011. As a result, the available credit under this letter was reduced from NIS 1.5 billion to NIS 700 million. Subsequently, on August 2, 2011, Bezeq obtained a long-term NIS 600 million loan (average duration of 5.3 years) from a bank, to replace the short-term loan of the same amount mentioned above. Upon taking this loan, the letter of undertaking was cancelled.

Between October 29, 2012, and November 15, 2012, Bezeq raised NIS 650 million of NIS denominated debt having a term of 4.3 years that is unlinked to CPI.

In connection with this debt, Bezeq made the following commitments towards each of the entities that had extended the credit, or the financing entities:

•
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein.

•
The financing documents include grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of Bezeq's debts towards it for an amount that is more than the defined amount.

•
Bezeq undertook that should it make a commitment towards any additional lending entity in connection with financial covenants, the financing entities may (under certain conditions) ask Bezeq to sign an identical undertaking towards them. for the outstanding long-term debt.

Bezeq's Undertakings

In connection with its Series 6 to 8 debentures totaling NIS 2.71 billion, bank loans amounting to NIS 4.65 billion (as at December 31, 2012) and NIS 400 million of debentures issued to financial institutions, Bezeq has undertaken the following:

•
Bezeq will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). Bezeq may create additional pledges under certain circumstances, including liens that are created for the purchase or expansion of Bezeq's assets and pledges of immaterial amounts.

•
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was provided to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

In addition, Bezeq has undertaken that if it gives an undertaking to any entity in respect of compliance with financial covenants, it will provide the same undertaking to its debenture holders and the banks (subject to certain exceptions). Bezeq has also given an undertaking to holders of debentures (Series 6 to 8) to take steps, to the extent under its control, that the debentures will be rated by at least one rating company so long as there are debentures of the relevant series outstanding.

In the nine months ended September 30, 2013, Bezeq made NIS 894 million ($253 million) of principal and interest payments (including on its debentures).

Credit Rating

Bezeq is rated by two rating agencies. On February 21, 2013, S&P Maalot, an Israeli rating agency and the local affiliate of S&P, issued a ilAA rating with a stable outlook for Bezeq and its debentures (Series 5 to 8) and on July 23, 2012, Midroog Ltd. issued a Aa2 Stable rating for Bezeq's debentures (Series 5 to 8).

Other Debt

Bezeq incurs debt from time to time to manage its cash flows and it may enter into new bank loans or issue private or public debt, or both.

As of September 30, 2013, the Bezeq Group companies have provided NIS 96 million of guarantees in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the U.S. dollar exchange rate). In addition, Bezeq has provided an additional NIS 86 million of guarantees on behalf of YES and an indirect subsidiary.

Pelephone

Pelephone's operations are primarily financed out of its cash flow from operating activities and debt. It has long-term loans from banks, private (non-tradable) debentures, and loans received from Bezeq.

The average effective interest rate in 2012 for Pelephone's loans is provided below:

Source of finance	Amount at Dec. 31, 2012	Currency or linkage	Average interest rate	Effective interest rate
	(NIS millions)
Banks	97	CPI-linked NIS	4.50%	4.55%
Non-bank	353	CPI-linked NIS	4.62%	4.67%
Loan from parent company	549	Fixed interest NIS	5.75%	5.75%

Undertakings towards banks

As part of its arrangements with the banks in Israel providing it with credit, Pelephone gave an irrevocable undertaking to those banks to comply with certain financial covenants, including:

•
Pelephone's total debt will not exceed three times its equity.

•
If its debt exceeds 2.5 times its equity and for as long as it does so, Pelephone will not distribute dividends and will not pay management fees to its shareholders. If Pelephone violates this undertaking, it must repay the banks, within 120 days from the demand, the entire outstanding credit facility, or alternatively, remedy the violation by increasing its equity or repaying its debt so that the ratio is maintained.

•
Total debt (including guarantees and less cash and cash equivalents) should not exceed NIS 3.8 billion (linked to the CPI of January 2002). The amount of the debt will be reviewed once every quarter.

•
No fixed or floating charge can be imposed on Pelephone's assets unless it obtains the banks' prior written consent.

•
No security or charge on Pelephone's assets or guarantee to secure credit can be provided for Pelephone's shareholders or any third party, without the prior written consent of the banks.

•
No loans or credit can be provided for Pelephone's shareholders, except for Bezeq, without the prior written consent of the banks, and provided that its debt to equity ratio does not exceed 2.5 times its equity.

•
In addition to these covenants, Pelephone undertook to insure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of its total debt to financial entities, including debenture-holders.

Issuance of debentures

In 2004 and 2005, Pelephone issued three series of CPI-linked debentures in private placements to institutional investors, in the aggregate amount of NIS 1.1 billion par value. The debentures are not secured by a charge and the terms of the negative pledge and Pelephone's financial covenants towards the banking system in Israel apply also to the debenture-holders. The deed of trust includes standard clauses for immediate repayment of the debentures, including in the event of insolvency proceedings. The amount of debentures outstanding at December 31, 2012, was NIS 346 million.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

YES

Bank financing

YES is party to a financing agreement with a consortium of banks dated May 23, 2001, which was restated in July 2012. According to the financing agreement, YES was provided with an on-going credit facility of NIS 170 million and a hedge facility of $10 million until the end of 2015.

The table below shows the average interest rates payable on YES's loans:

	Source of financing	Amount at Dec. 31, 2012	Currency or linkage	Average interest rate	Effective interest rate
		(NIS millions)
Short-term loans	Banks	69	NIS	5.2%	5.4%
	Banks(1)	0	NIS	5.65%	5.72%
Long-term loans	Non-bank(2)	1,539	CPI-linked NIS	6.3%	6.4%
	Shareholder loans(3)	3,086	CPI-linked NIS	6.1%	6.2%

(1)
Until December 31, 2010, the long-term bank loans bore 5.6% annual fixed interest. As of December 31, 2010, some of these loans began bearing fixed interest at an average rate of 6.63%, and others variable interest at an average rate of prime plus 1.8%. During July 2012, YES paid-off all of its long-term bank loans, totaling NIS 400 million.

(2)
The non-bank credit, which is valid to December 31, 2012, consists of debentures.

(3)
Loans extended to YES by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%.

Institutional financing

YES issued a debenture series in 2007 (YES Series A) to institutional investors, which was listed on the TACT Institutional in accordance with a deed of trust between YES and Hermetic Trust (1975) Ltd. YES issued a debenture series in 2010 (YES Series B) to institutional investors which were also listed on the TACT Institutional and expanded in 2011 and 2012, in accordance with a deed of trust between YES and Hermetic Trust (1975) Ltd. as part of the long-term bank credit to YES.

In July 2012, YES issued NIS 392 million of debentures to several institutional entities. On March 21, 2013 and on April 14, 2013, YES issued an additional NIS 73 million and NIS 26 million, respectively, of YES Series B debentures. Proceeds from the issuances were used to repay the long-term bank loans that YES had previously obtained from various banks.

The YES Series A and B debentures are each secured by a first ranking floating charge, unlimited in amount, on all of YES's assets (aside from exceptions attributable to the provisions of the Israeli Communications Law) placed by YES in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (other than exceptions stipulated in the deed of trust), and a first ranking fixed charge, unlimited in amount, on the rights and assets of YES that were charged by it in favor of the banks, the trustee of the YES Series A and B debentures and the lenders of the debentures issued in 2012. The financing documents for the foregoing debt and the financing agreement with the banks include restrictions on change of control in YES and a requirement for a minimal holding of YES's current shareholders, limitation on distribution of dividends and repayment of shareholders loans and other customary covenants and acceleration events.

On October 15, 2013, S&P Maalot issued a rating of ilA- for the additional debentures that will be issued by YES by means of a new issue of debentures and/or expansion of an existing series that would apply to the issuance of up to NIS 300 million par value. Subsequently, in October 2013, YES issued NIS 240 million of additional debentures (YES Series B) by expanding the series.

Contractual Obligations

The following table summarizes our (including Bezeq's) minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NIS in millions)
Long-term debt obligations (including interest)	16,898	2,789	4,463	5,991	3,654
Operating lease obligations	830	247	383	120	80
Purchase obligations	286	286	—	—	—

Total	18,014	3,322	4,846	6,111	3,734

Cash Flows

Cash Flows of B Communications

The following table summarizes our consolidated cash flows on a consolidated basis for the periods presented:

	Year ended December 31,			Nine Months ended September 30,
	2010	2011	2012	2012	2013
	(NIS in millions)
Net cash provided by operating activities	2,596	3,184	3,996	3,003	3,216
Net cash used in investing activities	(6,073)	(2,048)	(1,273)	(1,078)	(746)
Net cash provided by (used in) financing activities	2,920	(150)	(3,335)	(2,615)	(2,214)

Net increase (decrease) in cash and equivalents	(557)	986	(612)	(690)	256
Cash and cash equivalents as at the beginning of the period	940	383	1,369	1,369	757

Cash and cash equivalents as at the end of the period	383	1,369	757	679	1,013

Operating Activities

Consolidated cash provided by operating activities for the nine months ended September 30, 2013 was NIS 3.2 billion ($909 million) compared to NIS 3 billion for the nine months ended September 30, 2012. The increase of NIS 200 million was mainly attributable to a decrease in trade receivables and from the factoring of receivables paid for in installments. The increase was partially offset by a decrease in cash flows from operating activities in the cellular telephony segment, due to lower net profit, which in the reported period was partially offset by a decrease in working capital. The decrease in working capital was mainly the result of a decrease in installment-based handset sales, which reduced trade receivables balances along with an offset by an increase in payments to handset suppliers. Net cash provided by operating activities for the year ended December 31, 2012, amounted to NIS 4.0 billion compared to NIS 3.2 billion for 2011 and NIS 2.6 billion for 2010. The increase of NIS 813 million between 2012 and 2011 was primarily attributable to an improvement in working capital of the cellular telephony segment as a result of a decrease in the sale of handsets together with a decrease in payments to handset suppliers, as well as from the factoring of certain receivables from previously purchased handsets paid for in installments. The increase of NIS 588 million between 2010 and 2011 was primarily attributable to our consolidation of Bezeq's results of operations for a full year.

Investing Activities

Consolidated cash used in investing activities for the nine months ended September 30, 2013, was NIS 746 million ($211 million) compared to NIS 1.1 billion in the nine months ended September 30, 2012. The decrease of NIS 330 million was mainly attributable to a NIS 300 million decrease in capital expenditures in the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. Consolidated cash used in investing activities for the year ended December 31, 2012 was NIS 1.3 billion compared to NIS 2.0 billion for 2011 and NIS 6.1 billion in 2010. The decrease of NIS 774 million between 2012 and 2011 was primarily attributable to the reduction in capital expenditures as a result of completion of the deployment of the NGN project as well as an increase in proceeds from the sale of fixed assets by the domestic fixed-line communications segment and the completion of the JONAH submarine communications cable deployment. The decrease of NIS 4 billion between 2011 and 2010 was principally attributable to our NIS 6.5 billion investment in Bezeq in 2010 that was partially offset by the sale of our legacy communications business in January 2010.

Financing Activities

Consolidated cash used in financing activities in the nine months ended September 30, 2013 was NIS 2.2 billion ($626 million) compared to NIS 2.6 billion in the nine months ended September 30, 2012. The decrease of NIS 400 million in cash used in financing activities was mainly attributable to an increase in the amount of NS 927 million in proceeds from issuance of new debentures during the current period compared to the previous period. This increase was partially offset by the NIS 860 million increase in dividends paid to non-controlling interests during the nine months ended September 30, 2013 compared with the nine months ended September 30, 2012. The increase in dividend payments was the result of a timing difference in the payment of dividends. Consolidated cash used in financing activities in the year ended December 31, 2012 was NIS 3.3 billion compared to NIS 150 million in 2011 and cash provided by financing activities of NIS 2.9 billion in 2010. The increase of NIS 3.2 billion of cash used during 2012 compared to 2011 was primarily attributable to loans received and debentures issued by Bezeq of NIS 777 million in 2011 compared with NIS 5.2 billion of new debt incurred in 2012. The increase was partially offset by lower debt repayments in 2012 of NIS 1.2 billion compared with NIS 2.3 billion in 2011. The difference of NIS 3.1 billion arising from the NIS 2.9 billion of cash provided by financing activities in 2010 compared to NIS 150 million used in financing activities in 2011 was primarily attributable to the NIS 5.3 billion of loans incurred in connection with the acquisition of our controlling interest in Bezeq and NIS 2.7 billion of loans received by Bezeq in 2010. This was partially offset by NIS 5.2 billion of loans received and debentures issued by Bezeq in 2011.

The Bezeq Group's Cash Flows

The following table summarizes the Bezeq Group's consolidated cash flows for the periods presented:

	Year ended December 31,			Nine Months ended September 30,
	2010	2011	2012	2012	2013
	(NIS in millions)
Net cash provided by operating activities	3,696	3,186	4,014	3,012	3,217
Net cash used in investing activities	(1,484)	(2,491)	(1,237)	(1,048)	(528)
Net cash provided by (used in) financing activities	(2,427)	292	(3,663)	(2,640)	(2,855)

Net increase (decrease) in cash and equivalents	(215)	987	(886)	(676)	(166)
Cash and cash equivalents as at the beginning of the period	580	365	1,352	1,352	466

Cash and cash equivalents as at the end of the period	365	1,352	466	676	300

Operating Activities

Consolidated cash flows operating activities for the nine months ended September 30, 2013 amounted to NIS 3.2 billion ($910 million) compared to NIS 3 billion for the nine months ended September 30, 2012, an increase of NIS 205 million ($61 million). The increase in cash flows attributable to the domestic fixed-line communications segment is mostly due to changes in working capital. The increase was partially offset by a decrease in cash flows from operating activities in the cellular telephony segment, due to lower net profits, which in the nine months ended September 30, 2013 was partially offset by a decrease in working capital. The decrease in working capital was mainly the result of a decrease in installment-based handset sales, which reduced trade receivables balances and decreased payments to handset suppliers.

Consolidated cash flows from operating activities for the year ended December 31, 2012 amounted to NIS 4 billion compared to NIS 3.2 billion for 2011, an increase of NIS 828 million. The increase in 2012 is mainly attributable to an improvement in working capital of the cellular telephony segment as a result of a decrease in the sale of handsets together with a decrease in payments to handset suppliers, as well as from the factoring of certain receivables from previously purchased handsets paid for in installments.

Consolidated cash flows from operating activities for the year ended December 31, 2011 amounted to NIS 3.2 billion compared to NIS 3.7 billion for 2010, a decrease of NIS 510 million. The NIS 510 million decrease in 2011 compared to 2010 is primarily attributable to changes in the working capital of the cellular telephony segment, primarily due to an increase in customer balances in 2011 resulting from an increase in sales of higher priced terminal equipment, which are payable over 36 installments.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2013 was NIS 528 million ($149 million) compared to NIS 1 billion for the nine months ended September 30, 2012. During the period ended September 30, 2013, the Bezeq Group invested NIS 767 million in developing communications infrastructure, as compared to NIS 1 billion in the same period in 2012. The decrease was primarily due to completion of the NGN project and the completion of the deployment of the JONAH submarine communications cable in 2012. In addition, NIS 137 million, net was provided from the sale of financial assets held for trade during the period ended September 30, 2013, as compared to the use of NIS 126 million, net to purchase financial assets held for trade in the 2012 period.

Net cash used in investing activities was NIS 1.2 billion in the year ended December 31, 2012 compared to NIS 2.5 billion in the year ended December 31, 2011. Net cash used in investing activities during 2012 included NIS 1.3 billion used in the development of communications infrastructure and NIS 269 million used in the acquisition of intangible assets and deferred expenses, compared to NIS 1.5 billion used in the development of communications infrastructure and NIS 355 million used in the acquisition of intangible assets and deferred expenses in 2011. In addition, NIS 131 million, net was invested in financial assets held for trade during 2012, compared to an investment of NIS 892 million in financial assets during 2011. In 2012, the Bezeq Group also recorded proceeds of NIS 305 million from the sale of property, plant and equipment, as well as NIS 100 million from the realization of assets and non-current loans, which included the proceeds from the sale of assets available for sale compared to proceeds of NIS 266 million from the sale of property, plant and equipment, as well as NIS 11 million from the realization of assets and non-current loans in 2011.

Net cash used in investing activities was NIS 2.5 billion in the year ended December 31, 2011 compared to NIS 1.5 billion in the year ended December 31, 2010. Net cash used in investing activities during 2011 included NIS 1.5 billion used in the development of communications infrastructure and NIS 355 million used in the acquisition of intangible assets and deferred expenses, compared to NIS 1.3 billion used in the development of communications infrastructure and NIS 343 million used in the acquisition of intangible assets and deferred expenses in 2010. In addition, NIS 892 million, net was invested in financial assets held for trade during 2011, compared to NIS 138 million provided from the sale of financial assets held for trade during 2010. In 2011, the Bezeq Group received proceeds of NIS 266 million from the sale of property, plant and equipment, as well as NIS 11 million from the realization of assets and non-current loans, which includes the proceeds from the sale of assets available for sale compared to proceeds of NIS 133 million from the sale of property, plant and equipment, as well as NIS 11 million from the realization of assets and non-current loans in 2010.

Financing Activities

Net cash used in financing activities by the Bezeq Group for the nine months ended September 30, 2013 was NIS 2.9 billion ($807 million) compared to NIS 2.6 billion for the nine months ended September 30, 2012. The increase was primarily due to a dividend distribution timing difference that resulted in dividend payments of NIS 2.8 billion made by Bezeq during the nine months ended September 30, 2013, compared to dividend payments of NIS 1.6 billion for the nine months ended September 30, 2012. Bezeq paid dividends of NIS 1.5 billion in the fourth quarter of 2012. The increase was partially offset by the issuance of new debentures in the amount of NIS 869 million during the nine months ended September 30, 2013. In addition during the nine months ended September 30, 2013, the Bezeq Group made NIS 894 million of principal and interest payments, compared to NIS 1 billion of principal and interest payments in the corresponding period in 2012.

In the year ended December 31, 2012, net cash used in financing activities by the Bezeq Group was NIS 3.7 billion compared to net cash provided by financing activities of NIS 292 million in the year ended December 31, 2011. In 2012, the Bezeq Group repaid debt and paid interest totaling NIS 1.2 billion, compared with NIS 1.9 billion in 2011. Bezeq incurred debt of NIS 650 million in 2012, while in 2011 it incurred NIS 5.3 billion of debt in the aggregate. In addition, in 2012, Bezeq paid dividends of NIS 3.1 billion, compared to dividend payments of NIS 3.2 billion in 2011.

In the year ended December 31, 2011, net cash provided by financing activities of the Bezeq Group was NIS 292 million compared to net cash used in financing activities of NIS 2.4 billion in the year ended December 31, 2010. In 2011, the Bezeq Group made principal and interest payments totaling NIS 1.9 billion, including principal payments of NIS 835 million for debentures and NIS 648 million for loans plus NIS 377 million of interest payments. This compares to principal and interest payments of NIS 1.4 billion in 2010, including principal payments of NIS 697 million for debenture repayments and NIS 448 million for loan repayments plus NIS 237 million of interest payments. In 2011, Bezeq issued NIS 3.1 billion of debentures and incurred NIS 2.2 billion of bank loans compared to NIS 2.6 billion of bank loans in 2010. In addition, in 2011, Bezeq paid cash dividends of NIS 3.2 billion compared to cash dividends of NIS 3.7 billion in 2010.

Critical Accounting Policies

We adopted the critical accounting policies of Bezeq after our acquisition of the controlling interest in Bezeq. The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

Business combinations

The Bezeq Group opted for early application of IFRS 3—Business Combinations (revised) and IAS 27—Consolidated and Separate Financial Statements (2008) as from January 1, 2008. Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights are taken into account if they confer effective control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Bezeq Group recognizes changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position. On the acquisition date the acquirer recognizes a liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of the Bezeq Group's pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating revenue.

The Bezeq Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder's fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

Basis of consolidation

The consolidated financial statements are comprised of the financial statements of our company and Bezeq. The Bezeq Group combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of YES with similar items in its financial statements. Significant intragroup balances and transactions and profits or losses resulting from transactions between the Bezeq Group and the jointly-controlled company are eliminated to the extent of the interest in the jointly-controlled company.

Non-controlling interests are comprised of the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Profit or loss and any part of other comprehensive income are allocated to the owners of our company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

The Bezeq Group granted non-controlling shareholders a put option to sell part or all of their interests in several subsidiaries during a certain period. On the date of grant, the options that were granted to the non-controlling interests were classified as a financial liability. The Bezeq Group recognizes, at each reporting date, financial liabilities measured by the estimated present value of the consideration when exercising the put option. If the option is exercised in subsequent periods, the consideration from the exercise is accounted for as sale of a liability. If the option expires, the expiry is accounted for as sale of the investment in subsidiary.

Upon the loss of control, the Bezeq Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Bezeq Group retains any interest, including any loans in the previous subsidiary, then such interest, including the loans, is measured at fair value at the date that control is lost. Subsequently, the retained interest is accounted for on an equity basis, depending on the level of influence retained by the Bezeq Group in the former subsidiary. Loss of control of a subsidiary is accounted for as a discontinued operation, regardless of whether the company retains a non-controlling interest in its former subsidiary (for example, when the investee becomes, after loss of control, an equity-accounted associate). The difference between the consideration and the fair value of the retained interest and the derecognized amounts are recognized in the statement of income under discontinued operations.

Special purpose entities (SPEs) are consolidated if, based on an evaluation of the substance of their relationship with our company and the SPE's risks and rewards, we conclude that we control the SPE.

Associates are those entities in which the Bezeq Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Bezeq Group's share in the income and expenses of equity-accounted investees, adjustments to align the accounting policy with that of the Bezeq Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Bezeq Group's share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Bezeq Group has an obligation or has made payments on behalf of the associate.

When the Bezeq Group holds additional long-term interests in the associate, which are a part of the Bezeq Group's net investment in the associate, and when the Bezeq Group's proportionate share in the additional interests is different than the Bezeq Group's share in the equity of the associate, the Bezeq Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of its participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Bezeq Group recognizes its share in the profits of the associate, it recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. Impairment loss for these investments is attributable to the entire investment and not to assets comprising the investment, such as goodwill. Therefore, the Bezeq Group recognizes the reversal of losses recognized for equity-accounted investments when their recoverable amount increases.

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Bezeq Group's interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Transactions in foreign currency are translated into the functional currency of the Bezeq Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

We utilize the IFRS standards in effect for 2012 with respect to this critical accounting policy. Such policy will be amended to reflect the new IFRS standards that are not expected to have a material impact on our financial statements.

Financial instruments

Non-derivative financial instruments are comprised of investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, and debentures issued and loans taken by us and the Bezeq Group. Both our company and the Bezeq Group initially recognize financial assets at the date we become a party to contractual provisions of the instrument, meaning the date that we fulfill our obligations under the contract. Financial assets are derecognized when our contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Financial liabilities are derecognized when our obligation, as specified in the agreement, expires or when it is discharged or cancelled.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to such quantitative criterion, we examine whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when we or the Bezeq Group currently have a legal right to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments

The Bezeq Group holds derivative financial instruments to hedge our exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value and attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred. Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; and (c) the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located in cases where the Bezeq Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment. When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment. Changes in the obligation to dismantle the items and restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset should not exceed its carrying amount, and any balance is recognized immediately in the statement of income.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under "other income" in the statement of income. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that future economic benefit embodied in the replaced item will flow to the Bezeq Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

Specific and non-specific borrowing costs are capitalized as qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. Depreciation of an asset starts when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Bezeq Group and intended to be exercised) and the expected life of the improvement. Assets are depreciated based on the following annual percentages:

	Years	Principal depreciation rate (%)
NGN equipment	8	13
Transmission and power equipment	5-10	10
Network equipment	8-25	4
Subscriber equipment and installations	3-7	25
Motor vehicles	6-7	17
Internet equipment	4	25
Office equipment	5-14	10
Electronic equipment, computers and internal communication systems	3-7	20
Cellular network	4-10	14
Buildings	25	4
Submarine communications cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required. Non-current assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

Intangible assets

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Bezeq Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred. Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

Direct sale commissions paid to dealers and salespersons in respect of sales and upgrades to subscribers who have signed long-term commitments are recognized as an intangible asset. Amortization expenses are recognized in the statement of income over the period of the subscribers' commitments (between 12 and 36 months), on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately.

The Bezeq Group's assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

Rights to frequencies refer to Pelephone's rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the date of use of the frequencies.

Other intangible assets acquired by the Bezeq Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value. Amortization, except for goodwill brand name and customer relationships, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name is not systematically amortized but is tested for impairment. Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. Customer relationships are amortized according to the economic benefit expected from those customers each period which result in accelerated amortization during early years by the relationships.

Estimated useful lives for the current and comparative periods are as follows:

Type of Asset	Amortization Period
Development expenses	4-7 years
Other rights	3-10 years, depending on the useful life
Frequency usage right	Over the term of the license for 13 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program
Customer relationships	10 years

Leased assets

Leases where the Bezeq Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. At inception or upon reassessment of an arrangement, the Bezeq Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to the Bezeq Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, the Bezeq Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment. The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

Impairment

The Bezeq Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset. When testing available-for-sale financial assets that are equity instruments for impairment, the Bezeq Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition a significant or prolonged decrease in its fair value below its cost is objective evidence of impairment. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Bezeq Group provisions for doubtful debts, which properly reflect, in the estimation of management, the loss inherent in debts for which collection is in doubt.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets, equity securities, the reversal is recognized directly in other comprehensive income.

The carrying amounts of the Bezeq Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. In subsequent periods, the Bezeq Group assesses the recoverable amount of goodwill and of assets which are unavailable for use once a year, or more frequently if there are indications of impairment. The recoverable amount of an asset or cash-generating unit, or CGU, is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into CGUs, the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets. For purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing is allocated to CGUs that are expected to generate benefits from the synergies of the combination. The annual impairment test date is December 31.

The estimated recoverable amounts of the various CGUs that exceed their carrying amounts as of December 31, 2012 are as follows:

•
Bezeq, NIS 579 million;

•
Pelephone, NIS 752 million; and

•
Bezeq International, NIS 12 million.

Management has identified certain key assumptions for which there reasonably could be a possible change that could cause the carrying amounts to exceed the recoverable amounts. Further information concerning these assumptions and the amounts that these assumptions are required to change individually in order for the estimated recoverable amounts to be equal to the carrying amounts of each CGU is contained in our audited financial statements.

Impairment losses are recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

Employee benefits

The Bezeq Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans. The Bezeq Group's obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. The Bezeq Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the costs of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Bezeq Group's obligation. The calculation is performed by a qualified actuary. When the calculation results in a net asset for the Bezeq Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan. Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Bezeq Group has executive insurance policies that were issued before 2004 according to which the profit in real terms accumulated on the severance pay component will be paid to the employees upon their retirement. In respect of such policies, plan assets include both the balance of the severance pay component and the balance of the profit in real terms (if any) on the severance pay deposits that accumulated until the reporting date, and are presented at fair value. These plan assets are for a defined benefit plan that includes two liability components: The defined benefit plan for compensation, which is calculated actuarially as described above, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured at the balance of the actual profit in real terms that accumulated at the reporting date. The Bezeq Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

The Bezeq Group's net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Bezeq Group's obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

Employment termination benefits are recognized as an expense when the Bezeq Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Bezeq Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Bezeq Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

The fair value on the grant date of options for Bezeq shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Bezeq Group recognized an expense in respect of the awards whether or not the conditions have been met. The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as an expense or income in the statement of income.

Provisions

A provision is recognized if, as a result of a past event, the Bezeq Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows.

The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

•
More likely than not—more than 50% probability;

•
Possible—probability higher than unlikely and less than 50%; or

•
Unlikely—probability of 10% or less.

For claims which the Bezeq Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Bezeq Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Bezeq Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Onerous contracts

A provision for onerous contracts is recognized when the benefits expected to be derived by the Bezeq Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contracts. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements in which the Bezeq Group has undertaken to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

Warranty

Pelephone recognized a provision for warranty in respect of first-year insurance for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include a warranty as a result of customer caused damage. However, an asset exists in respect of the manufacturer's warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Effects of Inflation and Currency Fluctuations

The majority of our revenues and expenses are primarily denominated in NIS, but Bezeq is exposed to foreign currency effects mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment. In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the U.S. dollar. The Bezeq Group has surplus liabilities over assets in foreign currency. To hedge its exposure, from time to time, the Bezeq Group enters into forward exchange contracts and purchases options against the U.S. dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

The Bezeq Group holds derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; and (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of the Bezeq Group's NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results. The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	2.0	(7.0)	9.0

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 1.4 billion ($409 million) as at September 30, 2013. The exposure primarily consists of a portion of the outstanding debt that we incurred in connection with our acquisition of the controlling interest in Bezeq of NIS 1.6 billion ($460 million) and NIS 193 million ($55 million) of our outstanding Series A Debentures. As at September 30, 2013, we also held forward contracts on the Israeli CPI that fully hedge our exposure with regard to our Series A Debentures and NIS 181 million ($51 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 14 million ($4 million).

Our total net exposure to changes in the Israeli variable interest rate was NIS 1.3 billion ($368 million) at September 30, 2013. The exposure consists of a portion of the outstanding debt that we incurred in connection with our acquisition of the controlling interest in Bezeq of NIS 1.4 billion ($399 million) that is partially hedged by our investment in NIS 112 million ($32 million) of marketable securities that are subject to variable interest. Each increase or decrease of 1% in the Israeli variable interest rate will result in an increase or decrease in our yearly financial expense of NIS 13 million ($4 million).

As of September 30, 2013, Bezeq had NIS 4.5 billion ($1.2 billion) of debt that is subject to variable interest rates and NIS 2.6 billion ($688 million) that is subject to changes in the Israeli CPI. Each increase or decrease of 1% in the variable interest rate will result in an increase or decrease in Bezeq's yearly financial expense of NIS 2 million ($0.5 million) and each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in Bezeq's yearly financial expense of NIS 15 million ($4 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2012 and September 30, 2013, we had NIS 290 million ($78 million) and NIS 713 million ($202 million), respectively, in cash and cash equivalents, and NIS 404 million ($108 million) and NIS 646 million ($183 million), respectively, in investments including derivatives.

The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the decreases experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decrease. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

Bezeq's Exposure to Market Risks

Bezeq is exposed to market risks, mainly as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities. Bezeq seeks to mitigate against such risks in accordance with a financial exposure management policy adopted by its Board of Directors. Pursuant to that policy, Bezeq takes partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to changes in the Israeli CPI and foreign currency exchange rates. Bezeq monitors and reviews the Bezeq Group's exposure management every month, including, when necessary, making recommendations for change, if required, in the exposure management.

Bezeq has a significant surplus of liabilities for CPI linked assets, and the bulk of its financial exposure is from the risk of a rise in inflation. The rate of inflation also affects Bezeq's operating income and operating expenses in the course of the year. In addition, Bezeq's tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq's tariffs and its revenues and expenses during the year.

Bezeq's exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs. Most of Bezeq's debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

Bezeq has investments in negotiable bonds that are stated in its books at their market value. This market value is influenced by changes in the interest rates in the economy. In addition, a change in the NIS exchange rate constitutes economic exposure that can affect Bezeq's future profit and cash flows, mainly the repayment of currency-linked liabilities and payments for currency-linked purchases of equipment and raw materials.

The cash flow generated by Bezeq's operations is used partially for investment in equipment. Equipment prices are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices. Bezeq does not hedge against this exposure. Bezeq is also exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In deploying its NGN, Bezeq removes copper cables previously used to provide its services and sells the copper from such cables, and the prices received are subject to the volatility of the copper market.

 INDUSTRY AND MARKET OVERVIEW

Israel

The Bezeq Group operates its business in the State of Israel, which is a developed, industrialized democracy. Israel has been able to maintain a stable economic environment throughout the recent global financial downturn. GDP growth has been steady and consistent over the past decade, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates resulting from recent global financial conditions and the European debt crisis. Real GDP increased by CAGR of 3.4% between 2000 and 2012 and grew by 3.4% in 2012.

Source: EIU; using annual real GDP growth rates.

Source: EIU

At December 31, 2012, the population of Israel was approximately eight million. Israel's GDP was approximately $236 billion in 2012 and the GDP per capita was approximately $29,830 compared to $51,689 in the United States and an average of $36,194 in the eurozone (Source: OECD). Israel's economy is diversified and competitive internationally with significant level of exports focused around high-technology equipment, cut diamonds and agricultural products (fruits and vegetables), and in 2012, Israel exported $91 billion of goods and services. During 2012, the change in its CPI was 1.6% and the unemployment rate was 6.9%. Israel has a sovereign credit rating of A+, A1 and A from S&P, Moody's and Fitch, respectively. Israel also enjoys high levels of literacy, life expectancy and disposable income as attested by it being ranked sixteenth among 186 countries on the Human Development Index in the 2013 Human Development Report released by the United Nations Development Program, ahead of countries such as Austria, Belgium, France and the United Kingdom.

The Telecommunications Industry in Israel

The Israeli telecommunications services industry had revenues of approximately NIS 27.6 billion (approximately $7.4 billion (including the revenues of YES)) in 2012, based on the aggregate revenues of the four largest telecommunications groups. Telecommunications services consist of several segments, each of which is highly competitive.

Source: Publication of the Israel Ministry of Communications.

Israel has high penetration rates across all telecommunications services that are in line with developed economies such as in the European Union and the United States. These levels of penetration can be attributed to the rapid adoption rates of new technologies, significant expenditures on telecommunications services by consumers and businesses and a relatively young population. The aggregate number of subscribers for certain segments of telecommunications services in Israel from 2009 through September 30, 2013 is set forth in the table below:

Source: Company filings

(1)
Fixed-line telephony services subscribers based on Bezeq, HOT, Cellcom, Partner and fixed-line telephony operators' subscribers; cellular telephony services subscribers based on total UMTS subscribers for all MVNOs; broadband Internet infrastructure access services subscribers based on Bezeq and HOT subscribers.

Competition in the Israeli Telecommunications Market

The telecommunications industry in Israel has developed rapidly in recent years, both the technology and regulations governing the industry, and is expected to continue to undergo significant changes. As a result of consolidation in recent years, competition has become concentrated among large telecommunication groups operating in most, if not all, of the segments of the telecommunications market. The Israeli telecommunications market is dominated by four main groups, the Bezeq Group, the Cellcom Group, the HOT Group and the Partner Group, each of which have interests in some or all of the main telecommunications segments in Israel.

Cellcom Group.    The Cellcom Group provides communications services through Cellcom and its wholly-owned subsidiary, Netvision. These companies provide cellular telephony services (including cellular Internet), fixed-line telephony services (mainly to business customers) through Cellcom's own infrastructure and fixed-line telephony services using VoB technology, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services and international telephony services.

HOT Group.    The HOT Group provides communications services through HOT and its wholly-owned subsidiaries HOT Mobile, HOT Net and HOT Telecom. The HOT Group owns a cable infrastructure deployed nationwide and provides multi-channel cable television services, as well as fixed-line telephony services, cellular telephony services, ISP services and transmission and data communications services. The HOT Group is subject to limitations of structural separation which are generally less stringent than those that apply to the Bezeq Group. For additional information, see "Regulatory—The Bezeq Group—General—Structural Separation."

Partner Group.    The Partner Group provides communications services through Partner and its wholly-owned subsidiary, 012 Smile, which provide cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, international call services and fixed-line telephony using VoB technology.

Other operators.    In addition to the four large telecom groups, there are several small telecom operators active mainly in the fields of fixed-line telephony (through VoB), international telephony, cellular telephony (Golan Telecom and MVNO operators) and ISP services.

Potential Additional Fixed-Line Infrastructure Company.    In August 2013, IBC, a telecommunications joint venture between the government-owned IEC and a consortium of non-government companies that was selected by the IEC in a tender procedure, was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC's fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers.

Bundling.    The market has recently evolved towards an increase in the offering of bundles (packages containing various communications services such as telephony, Internet and broadcasts) by the various communications groups. For example, HOT's marketing focuses on offering triple play bundles. Bundling services allows the communications groups to offer tariffs that are more attractive than separate tariffs for each service (in some cases, there is cross subsidization between components of the bundles). While other telecommunications groups in Israel are subject to certain limitations on offering bundles, the Bezeq Group is subject to the strictest limitations. For more information see "Regulatory—The Bezeq Group—General—Limitation on Marketing of Bundles."

Wholesale Market Regulation Document.    In May 2012, the Ministry of Communications published the Wholesale Market Policy Document aimed at increasing competition in the fixed-line communications market. The primary recommendations include imposing an obligation on nationwide fixed-line access infrastructure operators (currently Bezeq and HOT) to sell wholesale services to other telecommunications services providers on a non-discriminatory basis and with no discounts for size. The policy also recommends gradually eliminating the structural separation limitations between the fixed-line infrastructure providers and their affiliated telecommunications providers, subject to certain terms and changing the manner of supervision over Bezeq's tariffs. In January 2014, Bezeq received the Ministry of Communications decision pertaining to the list of wholesale services that the owners of infrastructure (which include Bezeq) will be obliged to offer to service providers, including: managed broadband access (bitstream access) on a nation-wide connectivity level or on a regional or local connectivity level; breaking apart into sub-sections (sub-loop unbundling) (at this stage only in Bezeq's network and not in HOT Telecom's network); lease of dark fiber over the entire network; lease of optic wavelength "virtual dark fiber" in the core network; access to the physical infrastructure of cables, sub-cables, collectors, boxes and posts over the entire network; as well as wholesale telephony service. In addition, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services on Bezeq's network. Bezeq has been reviewing the hearing documents, which include various details that require a complex analysis of the overall effect on Bezeq due to the proposed regulation. At this stage, Bezeq expects that the implementation of the wholesale services regulation in the manner specified above could adversely affect its results of operations; however, the possible cancellation of the structural separation and supervision over Bezeq's fees as a result of the wholesale market regulation could positively impact Bezeq. For additional information, see "Regulatory—The Bezeq Group—General—Wholesale Market Regulation."

Fixed-Line Telephony Services Market

As of September 30, 2013, there were approximately 3.5 million fixed-line telephony lines in Israel. The number of fixed-lines has been growing moderately in Israel since 2009, which compares favorably compared to most Western European countries, where the number of fixed-line telephony lines has declined due to the increasing number of individuals who use only cellular phones. We believe the growth in the number of fixed-line telephony lines is driven by the relatively high population growth rate in Israel, and particularly the growth rate of households, which grew at a 1.9% CAGR in the period of 2007 to 2012. Furthermore, certain populations where the use of fixed-line telephony is relatively higher compared to the general population are growing at a higher rate than the general population and generate steady demand for fixed-line telephony lines. Additionally, we believe that Israeli consumers tend to keep their subscription to fixed-line telephony lines as a security backup, due to the resilient nature of the infrastructure.

Source: The Ministry of Communications' publication regarding cellular telephony lines, HOT's public reports and assessment about the other operators. Accordingly, since some of the data is based on estimates, the actual data might be different. Commencing in 2008, the calculation of fixed lines includes IP Centrex lines (lines in a virtual private exchange in a public network). For this purpose, the number of IP Centrex lines is measured by the maximum number of calls that can be made simultaneously.

Bezeq, the incumbent fixed-line telephony service provider in Israel, is the largest provider of fixed-line telephony services, with 2.22 million active fixed telephone lines and an estimated market share of 63% of the fixed-line telephony services market (74% and 57% of the business and private sectors, respectively) as of September 30, 2013. HOT is Bezeq's main competitor in fixed-line telephony and has an estimated market share, based on the number of active lines, of approximately 19% of the fixed-line telephony services market as of September 30, 2013.

In addition to Bezeq and HOT, fixed-line telephony services can also be purchased from providers of VoB services (a service that allows users to make and receive telephone calls over the Internet through an Internet connection), which cumulatively hold an estimated market share, based on the number of active lines, of approximately 17%.

Source: Public filings and Bezeq estimates. There are additional VoB fixed-line telephony operators whose market share is immaterial.

The fixed-line telephony market in Israel is characterized by:

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Pricing Pressure:    The price erosion experienced in recent years has been partly driven by a reduction in termination rates and the increase in competition, including from cellular telephony operators that introduced unlimited packages in 2012, resulting in the decline of fixed-line telephony average revenue per line in Bezeq and HOT's networks.

Source: Bezeq's traffic data and assessments and estimates of the traffic of other operators in the market. Accordingly, the actual data might be different.

•
Commoditization:    In recent years, fixed-line telephony services have been largely commoditized and uptake has become increasingly dependent on a quality broadband Internet offering by the same provider, or the overall attractiveness of the bundled offerings, which, mainly in the case of bundles offered by Bezeq's competitors, may combine fixed-line telephony with one or more of broadband Internet access, cellular telephony and pay television services. However, while usage of fixed-line telephony is declining, high penetration rates of fixed line telephony services are being maintained.

•
Growing Enterprise Data Services:    The enterprise segment has shown an increase in consumption of transmission and data communications services that has partially compensated for the overall decline in fixed-line telephony usage.

•
Technology Convergence between Communications Systems:    The transition to solutions based on IP protocol promotes technology convergence between the different communications systems and penetration of integrated products, facilitating various communications solutions on one handset (e.g. cellular and fixed-line telephony on one handset).

Internet Access—Infrastructure and ISP Services

Internet service in Israel is structured as it is segregated into two separate elements comprised of infrastructure, or network access services, and ISP services. Infrastructure access service relates to access to the physical network infrastructure within Israel that is required to connect the customer's device to the infrastructure access service provider. This service is provided exclusively by Bezeq and HOT, the only telecommunications operators in Israel that own a national fixed-line network infrastructure. ISP services, which can be provided by any licensed provider, consist of providing customers access to the local and global Internet network utilizing the infrastructure of Bezeq or HOT. ISPs generally also provide certain value-added services such as data protection services, security solutions, e-mail services and system administration services. Accordingly, a customer wishing to subscribe to Internet services in Israel effectively needs to purchase both fixed-line broadband Internet infrastructure access services and ISP services and retains the choice with regards to providers for both services.

Fixed-Line Broadband Internet Infrastructure Access Services Market

The market for fixed-line broadband Internet infrastructure access services has been one of the fastest growing communication markets in Israel in recent years. The number of Internet subscribers in Israel increased to 2.0 million as of September 30, 2013 compared to 1.9 million as of December 31, 2012. In addition, there has been a strong increase in broadband Internet ARPU levels, which grew at a 6.6% CAGR from 2009 to September 30, 2013 (calculated as subscriber weighted broadband ARPU for Bezeq and HOT; latest published HOT ARPU for the three months period ended March 31, 2013, following which it ceased reporting this metric).

Source: Bezeq's and HOT's public flings

(1)
Growth rate for the nine months ended September 30, 2013.

The broadband penetration rate of households in Israel, which has increased steadily over the last three years, was approximately 85.7% as of December 31, 2012, compared to approximately 85.3% as of December 31, 2011, slightly higher than in Western Europe, where as of December 31, 2012, broadband penetration rates averaged approximately 81.7% (Source: TeleGeography).

Bezeq provides fixed-line broadband Internet infrastructure access services to approximately 62% of the Israeli market, based on the number of subscribers, as of September 30, 2013. Bezeq's Next Generation Network ("NGN"), which is based on a core IP network and uses VDSL2 technology, enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services such as free WiFi and cloud services.

HOT provides broadband services through a hybrid fiber coaxial cable (a broadband network which combines optical fiber and coaxial cable) and has an estimated market share of approximately 38% of the total market, based on the number of subscribers, as of September 30, 2013.

Source: Bezeq and HOT's public filings

(1)
Latest HOT ARPU used for the three months ended March 31, 2013, following which it ceased reporting this metric.

Wholesale Market Regulation.    In May 2012, the Ministry of Communications published the Wholesale Market Policy Document aimed at increasing competition in the fixed-line communications market. The primary recommendations include, among others, a recommendation to obligate nationwide fixed-line access infrastructure operators (currently Bezeq and HOT) to sell wholesale services to other telecommunications services providers on a non-discriminatory basis and with no discounts for size. For more information see "Regulatory—The Bezeq Group—General—Structural Separation; Wholesale Market Regulation."

ISP Market

While there are only two fixed-line broadband Internet infrastructure access service providers in Israel (Bezeq and HOT), many telecommunications companies hold ISP licenses, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net (a subsidiary of HOT) and numerous minor niche players. Bezeq International's estimated market share of the ISP market, based on the number of subscribers, was 40% as of September 30, 2013 compared to 39% as of December 31, 2012. It is estimated that as of September 30, 2013, Partner (through 012 Smile) had a 29% share of the ISP market, with the remainder of the ISP market held by other operators, mainly 013 Netvision. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates.

Broadband infrastructure and ISP Services Markets Trends

The Internet access market in Israel is characterized by:

•
Increasing Broadband Speeds:    Israeli Internet consumers continue to demand increased Internet bandwidth speeds. According to the Akamai "The State of the Internet" report, Israel was ranked 20th in the world in average broadband speed measured during the second quarter of 2013, which was 7.4 Mbps, compared to the European average of 7.2 Mbps. The speed measured in Israel increased from 5.0 Mbps measured during the second quarter of 2012. Moreover, Israel was ranked 8th in the world in Average Peak Connection Speed, with 40.1 Mbps, compared to the European average of 32.4 Mbps. The increase in speed has been also facilitated by bandwidth upgrades which Bezeq rolled out to its subscribers.

•
Slow-Down in Market Growth Rates:    Despite the fact that the Israeli fixed-line broadband Internet infrastructure access services market is still growing in terms of the number of subscribers, the increase in penetration rate is slowing compared to previous years as a result of the high penetration levels in the market. For example, the number of broadband Internet subscribers in the market grew at a 14.5% CAGR in the period of 2004-2008, compared to 3.6% CAGR in the period of 2008-2012.

•
Increasing Adoption of Services and Value-Added Applications:    Advanced and value-added services, such as data protection services, e-mail, anti-virus and cloud services, are increasingly becoming differentiators in the market, and are believed to enhance customer loyalty and reduce churn rate.

Cellular Telephony Services Market

The Israeli cellular telephony market is mature and highly competitive. As of September 30, 2013, there were approximately 9.9 million cellular telephony subscribers in Israel, representing a penetration rate of 127%, broadly in line with the Western European average (Source: TeleGeography). The Israeli cellular telephony market is characterized by a dominant post-paid market (i.e. purchased subscriptions rather than use of pre-paid cards). On average, Israeli cellular telephone users spent approximately NIS 82 per month (excluding VAT) on their cellular telephony services during January-September, 2013 (Source: WCIS).

Source: WCIS and Bezeq data.

(1)
Based on WCIS blended ARPU for Israel in USD and converted to NIS using OECD average exchange rates for the periods.

Three cellular telephony operators, Cellcom, Partner and Pelephone, have historically led the Israeli cellular telephony market. In 2012, following regulatory changes, two additional cellular telephony operators, Golan Telecom and HOT Mobile (formerly Mirs Communications Ltd., a cellular telephony operator that was acquired by HOT in 2011), began providing UMTS 3G based cellular telephony services. Cellcom and Partner operate nationwide cellular networks based on GSM and UMTS/HSPA technologies. HOT Mobile and Golan Telecom are able to utilize the existing operators' networks based on a national roaming model for a period of up to seven years from the launch of their operations (with an option to extend such period for another three years, subject to regulatory approval). As HOT Mobile and Golan Telecom have yet to complete the rollout of their networks, they currently use national roaming services provided by Pelephone and Cellcom, respectively.

Source: Public filings and Pelephone estimates; Since Golan Telecom is a private company and does not publish the numbers of its subscribers, the numbers of its subscribers are an assessment and the actual number may differ.

(1)
Based on the number of subscribers and excludes MVNO subscribers.

In addition, following measures taken by the Israeli government to encourage competition in the cellular telephony market, 11 MVNO licenses have been granted to date by the Israeli government. We believe that only four of the MVNO licensees currently provide services: Rami Levy (which signed hosting agreements with Pelephone), Alon Cellular (which signed hosting agreements with Pelephone), Azi Communications (which signed a hosting agreement with Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO, Cellact, which has not yet begun commercial operations, signed a hosting agreement with Pelephone. The total number of MVNO subscribers was estimated to be approximately 150,000, or approximately 1.5% of all cellular telephony subscribers, as of September 30, 2013.

The main trends that characterize the cellular telephony market in Israel are:

•
Increasing Competition, Followed by Potential ARPU Stabilization:    The entry of the new operators as a result of regulatory changes, together with regulations banning exit fees and reducing interconnect fees, led to intensified competition in the cellular telephony market in Israel. Golan Telecom and HOT Mobile had a strong incentive to obtain market share, as depending on their market share after the grant of their license, they could have been required to pay a license fee of up to NIS 360 million and NIS 710 million, respectively. These developments resulted in higher churn rates among the existing operators and a significant decrease in tariffs. In November 2013, HOT Mobile was notified by the Ministry of Communications that as a result of meeting certain market share targets, the vast majority of its guarantee is reduced. We believe that Golan Telecom is expected to receive similar notification in the near future. In the third quarter of 2013, the ARPU of three largest cellular telephony operators either increased or remained constant.

•
Changing Pricing Dynamics:    Partly as a result of intensified competition, during 2012 the manner of pricing services in the cellular telephony market changed significantly. Instead of charging subscribers for actual usage, the cellular telephony operators switched to offer primarily packages with unlimited usage. The increased competition and change in the format of the communication packages led to a significant decrease in ARPU and higher churn rates. In the third quarter of 2013, the ARPU of three largest cellular telephony operators either increased or remained constant.

Source: Public filings of Partner, Cellcom and Bezeq.

•
High Smartphone Penetration Rate:    According to WCIS the smartphone penetration rate in Israel was 37% as of December 31, 2012 as compared to 40% in Western Europe.

•
Increasing Demand for Data Transfer Services:    The penetration of smartphones has led to a rise in the supply of alternative applications and services, resulting in a higher level of consumption of data transfer services. The increasing demand for data transfer services has the potential to offset, in part, revenue shortfalls from traditional voice services.

•
LTE Technology:    LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in operation in the Israeli market. In March 2012, the Ministry of Communications published a work plan with respect to the introduction of LTE technology. Pelephone expects that the Ministry of Communications will issue a tender for allocating LTE frequencies in 2014, and has entered into network sharing arrangements for 4G networks with Cellcom and Golan Telecom, similarly to an agreement reached by Partner and HOT Mobile, both subject to governmental approvals, including the Israeli Antitrust Authority. The Ministry of Communications policy with respect to the allocation of LTE frequencies, as well as technological developments in the area of LTE, could have a significant effect on the market.

•
Network Sharing Agreements:    In December 2013, Pelephone entered into a network sharing agreement for the construction and operation of a shared 4G network with Cellcom and Golan Telecom for a term of 15 years with an option to extend for an additional 15-year term, and an agreement with Cellcom for the sharing of passive components of cell sites on each company's existing networks for a term of 15 years. The agreements are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of existing UMTS network. The network sharing arrangements are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. The December 9, 2013 agreement followed the November 2013 announcement by Partner and HOT Mobile that they had entered into a 15-year network sharing agreement.

ILD Market

As of September 30, 2013, there were seven competitors in the ILD services market in Israel: Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, Telzar International Communication Services Ltd., Golan Telecom and HOT Mobile. During 2012, cellular telephony operators also started to offer ILD services as part of their cellular telephony services. Bezeq International's estimated market share of the ILD market in Israel, based on the number of outgoing minutes, was approximately 22% for the nine months ended September 30, 2013, and approximately 27% for the year ended December 31, 2012.

The ILD market in Israel has been characterized by a decrease in call volume in recent years. In 2012 and 2011, the average annual volume of incoming and outgoing call minutes decreased by 1.6% and 4.9%, respectively.

Pay Television Services Market

Israel's primary television platforms are dominated by pay television, with relatively limited penetration of free platforms such as terrestrial television or free DTH. Approximately 69% of the households in Israel subscribe for multi-channel pay television services from either YES, which provides multi-channel satellite pay television services, or HOT, which provides multi-channel cable pay television services (Source: Informa Telecoms & Media). As of December 31, 2012, there were an estimated 2.1 million television households in Israel, of which 1.5 million subscribed to pay television, split into approximately 61% through cable (HOT) and 39% through satellite (YES) (Source: Informa Telecoms & Media). YES, the only company licensed to provide multi-channel pay television broadcasts via satellite to subscribers in Israel, provides encoded and digital multi-channel broadcast services as well as other services. HOT, which provides cable pay television services, focuses its marketing strategy on offering bundles that include multi-channel pay television broadcast services together with other services such as ISP and fixed-line broadband Internet infrastructure access services (known as a "triple play").

Television viewers in Israel are also able to receive free television services through DTT, a terrestrial implementation of digital television technology using an aerial to broadcast to a conventional television antenna (or aerial) instead of a satellite dish or cable television connections. In August 2009, the Second Authority, the public authority that supervises commercial broadcasting in Israel, launched DTT broadcasts on a nationwide basis, enabling the free distribution to the public of five DTT channels free of charge upon purchasing a set top box. DTT currently offers access to only six channels, there is currently no access to premium or thematic content (such as sports, movies or children's programming) and it has no interactive functionalities (such as VOD). DTT has limited capacity to transfer a significant number of channels simultaneously and quality can be affected by the weather. However, pursuant to recent legislation, the DTT array may be expanded to include additional channels (including, among others, channels dedicated to specific themes and HD versions of any of the channels included in the DTT array) and the DTT system may be operated by a private entity instead of the Second Authority, and consequently, DTT could become more attractive in the future.

Pursuant to a decision by the Israeli Antitrust Authority, Bezeq is not allowed to control YES and offer bundled services that include pay television services. In November 2013, the Israeli Antitrust Authority issued for public comments the draft terms on which it will consider a merger between Bezeq and YES, see "Summary—Recent Developments—Regulatory Developments Relating to a Potential Merger between Bezeq and YES." If the merger between Bezeq and YES is approved, the Bezeq Group could benefit from potential cost savings, as well as additional revenue and marketing synergies. However, no assurance can be given that the merger of YES and Bezeq will be approved on terms reasonably acceptable to Bezeq or at all.

While the Israeli pay television market has been stable by number of subscribers since 2009, at approximately 1.5 million subscribers, revenues have expanded from NIS 3.7 billion in 2009 to NIS 3.9 billion in 2012. This growth is primarily due to ARPU growth resulting from digitalization and the emergence of a broader offering of channels and additional services. ARPU generated by YES's satellite television customers increased from NIS 226 per month in 2009 to NIS 233 per month for the nine months ended September, 2013. ARPU generated by HOT's cable television customers increased from NIS 201 per month in 2009 to NIS 209 per month for the three months ended March 31, 2013, following which it ceased reporting this metric (Source: HOT's public filings).

Source: Public filings of Bezeq and HOT.

(1)
Latest HOT ARPU used as of 1Q 2013, after which it ceased reporting this metric.

Competition in the broadcasting market focuses on content, service and the offering of advanced services, such as VOD, PVR set-top boxes and HD broadcasts.

The pay television services market in Israel is characterized by:

•
Personal Television Services:    In recent years there has been a discernible trend toward increased demand for and supply of personal television services, such as PVR and VOD, which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity).

•
Video Content via Additional Infrastructure:    The increase in the bandwidth in Israel, together with technological improvements, enabling the transmission of video content via the Internet, cellular networks and additional infrastructure, and compression capabilities, enable wider use of the infrastructures for the use of video content. In recent years, the number and range of video content accessible to the public via the various communications infrastructures has increased. Some cellular telephony operators have recently announced their intention to offer video content, which includes DTT broadcasts together with additional content, via the Internet. For more details with regard to the recommendations of the joint Ministry of Communications and Broadcasting Council task force on this subject, see "Regulatory—The Bezeq Group—YES—Recent Regulatory Developments—Transmission of Video Content via Media Infrastructure."

 DESCRIPTION OF OUR BUSINESS

Overview

We are an Israeli company, publicly traded on the NASDAQ Global Select Market and the TASE. Our principal asset is our 30% controlling interest in Bezeq, Israel's largest telecommunications provider based on revenue and subscribers, and we currently hold 30.91% of its outstanding shares. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 49.8% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of September 30, 2013
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony	63%	1 of 4
	Fixed-Line Broadband Internet Infrastructure Access	62%	1 of 2
Pelephone	Cellular Telephony	27%	3 of 5
Bezeq International	ISP	40%	1 of 4
	ILD	22%	(—)
YES	Pay Television	40%	2 of 2

The Bezeq Group had approximately 2.22 million active fixed telephone lines in its fixed-line telephony business, 1.23 million fixed-line broadband Internet infrastructure access services subscribers, 2.68 million cellular telephony services subscribers and 593,000 pay television services subscribers as of September 30, 2013. For the twelve months ended September 30, 2013, the Bezeq Group had revenues of NIS 9.6 billion ($2.7 billion) and its Adjusted EBITDA was NIS 4.35 billion ($1.2 billion). As Bezeq does not consolidate YES's results into its financial statements, the foregoing amounts do not include the results of YES. The charts below show the Bezeq Group's revenue and Adjusted EBITDA for the twelve months ended September 30, 2013 prior to the elimination of intercompany revenues.

The Bezeq Group's diversified telecommunications services are based on highly advanced nationwide infrastructures and are provided by the following segments of the Bezeq Group:

Domestic Fixed-Line Communications (Bezeq)

Bezeq is the incumbent and largest provider of fixed-line telephony and fixed-line broadband Internet infrastructure access services in Israel. Its products and services include basic telephony services on domestic telephone lines and associated services and fixed-line broadband Internet infrastructure access services through its nationally deployed, high quality infrastructure network. Bezeq also offers, among other services, transmission and data communication services, services to other communications operators and broadcasting services. Bezeq's new high-speed NGN is the most advanced fixed-line communications network in Israel. The NGN, which covers over 98% of the total population in Israel, uses VDSL2 technology and enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services.

As at and for the Twelve Months ended September 30, 2013
Bezeq Domestic Fixed-Line Communications	(in millions, except percentages)
Revenues	NIS 4,498
EBITDA	NIS 2,801
Fixed-line telephony
Estimated market share(1)	63%
Active lines	2.22
Churn rate	14.0%
Fixed-line broadband Internet infrastructure access
Estimated market share	62%
Subscribers	1.23

(1)
As of September 30, 2013, Bezeq's market share in the business and private sectors of the fixed-line telephony market is estimated to be 74% and 57%, respectively.

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone. Pelephone's nationwide 3.5G UMTS/HSPA+ network supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps, making it one of the fastest, highest quality and most advanced networks in Israel. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services.

As at and for the Twelve Months ended September 30, 2013
Pelephone	(in millions, except percentages)
Revenues	NIS 2,874
EBITDA	NIS 1,173
Estimated market share	27%
Active lines	2.68
Churn rate	26.2%

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International is the leading provider of ISP services in Israel and one of Israel's leading providers of ILD and international and domestic data transfer and network services. Bezeq International provides comprehensive communications solutions that include ISP and related value-added services, international and domestic telephony, PBX supply and support, ICT, cloud computing services, data communications and information security, website server hosting and related managed services. In January 2012, Bezeq International completed the deployment of the JONAH high-speed submarine optical fiber communications cable system connecting Israel and Europe, which provides increased bandwidth (capacity and speed) and has positioned Bezeq International as the sole ISP in Israel to own and operate an advanced international network.

As at and for the Twelve Months ended September 30, 2013
Bezeq International	(in millions, except percentages)
Revenues	NIS 1,404
EBITDA	NIS 363
ISP
Estimated market share	40%
Churn rate	18.8%
ILD
Estimated market share	62%

Multi-Channel Pay Television (YES)

YES, which is 49.8% held by Bezeq and 50.2% held by Eurocom DBS, which is (indirectly) controlled by Mr. Shaul Elovitch, who indirectly controls us, offers nationwide coverage through its DTH technology and is the only company in Israel licensed to provide multi-channel pay television broadcasts via satellite and is one of only two companies in Israel licensed to provide multi-channel television services, with nation-wide coverage and innovative and advanced technologies, including PVR, VOD and HD television. YES focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. YES currently offers a wide range of high quality content on 178 different channels, including 20 HD channels, and approximately 22,700 VOD titles as of September 2013. In addition, YES has a strong track record of innovative technology development and is a leading provider of value-added services, including hybrid IP and DTH based set-top boxes (including PVR and VOD).

As at and for the Twelve Months ended September 30, 2013
YES	(in millions, except percentages)
Revenues	NIS 1,625
EBITDA	NIS 537
Estimated market share	40%
Subscribers	593
Churn rate	14.3%

Competitive Strengths

We believe that the following competitive strengths will enable us to retain our customer base, capitalize on growth opportunities and maintain and expand our current market share positions, which we expect to contribute to positive cash flow generation.

The Bezeq Group is a leading provider of telecommunications services and owner of telecommunications infrastructure in Israel and provides diversified telecommunications offerings across all Israeli telecom markets.

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates, with estimated market shares as of September 30, 2013 of 63% in fixed-line telephony, 62% in fixed-line broadband Internet infrastructure access, 27% in cellular telephony, 40% in ISP, 22% in ILD and 40% in pay television, based on the numbers of active lines, subscribers or outgoing minutes, as applicable. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group's exposure to market and regulatory conditions. For example, the Bezeq Group is able to partially mitigate the negative effects of certain market trends, such as fixed-to-mobile substitution, as a result of its presence in the cellular telephony services market and its ability to capture a share of the growing mobile subscriber base. In addition, the

Bezeq Group was able to partially offset a decline in revenues in its cellular telephony segment resulting from regulatory changes instituted in January 2011, which led to a significant reduction in interconnect fee tariffs, as a result of the reduction of the Bezeq Group's expenses for interconnect fees in the fixed-line communications segment.

We believe that the Bezeq Group's ability to maintain a leading position in the Israeli telecommunications market in the face of competitive and regulatory pressures reflects, among other things, the underlying strength of its advanced nationwide network infrastructures, the strength of its brands and its extensive offering of high quality content. Overall, we estimate that the Bezeq Group's share (including YES, which is not fully consolidated into Bezeq's financial results) of the total NIS 27.6 billion ($7.4 billion) of telecommunications revenues generated by the four major telecom groups in Israel in 2012 was 43%.

The Bezeq Group operates in an attractive macroeconomic environment with a developed telecommunications market.

Israel is a developed, industrialized market characterized by strong macroeconomic fundamentals. Israel is a member of the Organisation for Economic Co-operation and Development (OECD) and had GDP per capita of $29,830 in 2012. Israel has historically experienced consistent GDP growth, with a compound annual growth rate (CAGR) of 3.4% between 2000 and 2012 according to EIU, and such growth is expected to continue, with an estimated CAGR of 3.9% from 2012 through 2016, which compares favorably to estimates of 0.8% and 2.3% in the eurozone and the United States, respectively. Israel has a sovereign credit rating of A+, A1 and A from S&P, Moody's and Fitch, respectively.

The Israeli telecommunications market is highly developed and benefits from favorable dynamics, including high penetration rates across all telecommunications services (144% in fixed-line telephony, 85.7% in fixed-line broadband Internet infrastructure access and 69% in pay television as of December 31, 2012 and 127% in cellular telephony as of September 30, 2013), high penetration of postpaid contracts in the cellular telephony market, rapid adoption rates of new technologies and significant expenditures on telecommunications services by consumers and businesses. In addition, according to WCIS and EIU, Israel is expected to experience steady population growth of 1.4% CAGR from 2013 through 2016, which provides a natural expansion of the addressable market. In particular, Bezeq expects such population trends will lead to a steady demand for fixed-line telephony services in Israel, especially among certain sectors of the growing population in Israel where fixed-line telephony is in widespread use. Furthermore, a relatively young population (according to EIU, in 2012, 58% of the population in Israel was 34 years old or younger, compared to 40% in Western Europe and 47% in the United States) contributes to the attractiveness of the market, as such consumers typically spend more on telecommunications products and services while also driving increased demand for new technologies. We believe that the potential future growth in the Israeli telecommunications market will be driven by continued strong demand for higher bandwidth, both on the broadband Internet and mobile platforms, and advanced value-added services and technologies across all telecommunications services.

The Bezeq Group owns advanced nationwide network infrastructures and is positioned at the forefront of technological innovation across all of the telecom markets in Israel.

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed-line communications segment, Bezeq's NGN is the most advanced fixed-line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services. The NGN is based on Bezeq's core IP network and the deployment of an optical fiber network to the street cabinet (known as FTTC), and the network currently covers over 98% of the total population of Israel, which is one of the highest deployment rates in the world. The NGN has enabled Bezeq to provide its subscribers with a 92% increase in the average broadband bandwidth available per subscriber from September 2012 to September 2013. In January 2013, Bezeq began laying optical FTTB and FTTH and as of December 31, 2013, had completed laying optical fibers to over 400,000 households and businesses in Israel.

In the cellular telephony segment, Pelephone's nationwide 3.5G UMTS/HSPA+ network provides Pelephone subscribers with a fast, high quality and advanced network. According to surveys conducted at Pelephone's request by X-Per-To and Market Watch during the fourth quarter of 2013, Pelephone's 3.5G UMTS/HSPA+ network is perceived by the Israeli public as the fastest cellular network in Israel. The network is based on HSPA (High Speed Packet Access) technology, is connected to approximately 2,200 sites and supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market. In addition, in December 2013, Pelephone entered into a network sharing agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive components of cell sites on each company's existing networks. The agreements, which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority, are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network.

In the ISP, ILD, data transfer, networks and ICT services segment, Bezeq International is currently the sole ISP in Israel to own and operate its own high-speed submarine optical fiber communications cable system. The JONAH cable, which was launched in January 2012, has a capacity of over 7.0 Tbps and provides Bezeq International with greater capacity for utilization than any other ISP in Israel. In addition, Bezeq International is able to obtain such capacity at an incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel (MedNautilus and Tamares). As a result, Bezeq International's subscribers are able to enjoy high quality performance and, based on a Market Watch survey performed in July 2013 at the request of Bezeq International, the fastest broadband Internet connection in Israel to international websites. The JONAH cable is fully redundant (i.e., utilizes two equipped fiber pairs), and in addition, Bezeq International has available capacity on two alternate submarine routes to Europe.

In the multi-channel pay television segment, YES is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. YES differentiates itself from its main competitor, HOT, by offering a wide range of high quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, YES was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as "yes MaxTotal"). As of September 2013, YES's VOD service had a penetration rate of 37% among its subscribers in the private sector and offered an extensive selection of approximately 22,700 VOD titles. YES's PVR offering, which had a penetration rate of 74% among its subscribers in the private sector as of September 30, 2013, enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. YES is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes ("yes MultiRoom") and intends to introduce a TV Everywhere service ("yesGo"), which allows subscribers to watch content from mobile devices.

The Bezeq Group's brands are among the strongest and most widely recognized brands in Israel and are supported by its substantial investments in marketing, strong product and service offerings, extensive distribution network and leading customer service offerings.

The Bezeq Group's brands are among the strongest and most widely recognized brands in Israel, including Bezeq, Pelephone, Bezeq International and YES. According to Globes, in 2013 the Bezeq brand ranked 3rd overall in brand recognition in Israel (excluding international brands) and according to TNS Israel, in May 2013, Bezeq, Bezeq International and YES were ranked the first, second and fourth most popular telecommunications companies in Israel, respectively. In addition, according to surveys conducted at Pelephone's request by X-Per-To and Market Watch during the fourth quarter of 2013, Pelephone's 3.5G UMTS/HSPA+ network is perceived by the Israeli public as the fastest cellular network in Israel.

The Bezeq Group's brands have been supported by its sustained and substantial investments in strong product and service offerings, marketing, extensive distribution network and leading customer service offerings. We believe the Bezeq Group's product and service offerings combined with its advanced technology and infrastructure are the key factors driving the association of the Bezeq, Pelephone, Bezeq International and YES brands with reliability, speed, excellent service and innovation throughout Israel. The Bezeq Group's marketing campaigns focus on and highlight various elements regarding each of its brands. For example, Bezeq focuses on the value-added services offered with its fixed-line broadband

Internet infrastructure access service, Pelephone highlights the speed of its network, Bezeq International focuses on providing faster Internet speed than its competitors and its strong customer service, and YES emphasizes its large selection of high quality international content and the subscriber viewing experience associated with it. In addition, the Bezeq Group's nationwide distribution network, with approximately 1,656 sales persons, serves as a channel for increasing customer interaction, enhancing brand visibility and maintaining customer loyalty. For instance, the Bezeq Group's distribution networks consist of points of sale and online shops, as well as sales agents who make door-to-door sales, and service and sales representatives. Furthermore, the Bezeq Group also provides its customers with award winning customer service offerings in order to enhance customer loyalty.

The Bezeq Group has an extensive offering of high quality content.

As a result of its holding in YES, the Bezeq Group is able to complement its extensive telecommunications infrastructure with a wide array of high quality content. For instance, YES, which benefits from strong content differentiation in the pay television market, provides a leading selection of television series and movies. With respect to television series, YES broadcasts new television series at a minimal delay, in some cases within hours from the time the content is originally aired in the United States or worldwide. YES also has an agreement with HBO pursuant to which YES aired all of HBO's new English language television series and movies, the majority of which were only aired in Israel on YES. In addition, in 2013, the television series aired on YES received 244 Emmy nominations and 53 Emmy awards, with all but one of the television series nominated for the best drama and best comedy awards being aired in Israel only on YES. With respect to movies, 60% of the 220 new theatrical releases that aired in Israel in 2012 were only broadcast by YES in Israel during 2013. YES also produces a substantial amount of local content (spending approximately NIS 120 million on such content in 2013). The Bezeq Group's extensive offering of high quality content distinguishes it from competitors, and we believe that such distinction will likely enhance the Bezeq Group's competitive position if and when the Israeli wholesale market develops and the Bezeq Group's competitors that do not currently offer bundled packages with pay television begin doing so.

The Bezeq Group's strong cash flow generation supports substantial and consistent dividends while providing for investment in the business and maintenance of a conservative level of leverage.

The Bezeq Group is a highly cash generative business and has a proven track record of consistent operating cash flow generation. The Bezeq Group's stable, and in some segments, growing customer base and attractive offerings and services, together with its focus on profitability, provide it with strong revenues, Adjusted EBITDA margin and operating cash flow. While generating strong cash flow, the Bezeq Group has continued to invest in its business, technologies and infrastructure through major capital expenditure programs, several of which were completed in the last four years (including, the deployment of Bezeq's NGN, Pelephone's advanced 3.5G UMTS/HSPA+ cellular network and the launch of Bezeq International's JONAH cable).

The following table sets forth the Bezeq Group's Adjusted EBITDA, Adjusted EBITDA margin, operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2010, 2011 and 2012 and for the twelve months ended September 30, 2013.

	Year ended December 31,			Twelve months ended September 30, 2013
	2010	2011	2012
	(NIS in millions except percentages)
Financial Information of the Bezeq Group:
Adjusted EBITDA	5,153	4,637	4,471	4,342
Adjusted EBITDA margin	43.0%	40.8%	43.6%	45.2%
Operating cash flow	3,696	3,186	4,014	4,219
Capital expenditure, net	1,127	1,637	1,235	883
Capital expenditure, net as a % of revenue	13.0%	14.4%	12.0%	9.2%

We believe the Bezeq Group has a conservative capital structure, with net leverage (defined as net debt of the Bezeq Group divided by Adjusted EBITDA of the Bezeq Group) of 2.0x for the twelve months ended September 30, 2013. We believe that such conservative capital structure and strong cash flow generation have historically enabled Bezeq to make consistent dividend payments to its shareholders. Since 2006, Bezeq has distributed dividends in an amount equal to 100% of its net income after minority share in each year (and in addition, in each of 2007 and 2011, a special dividend was approved for distribution). The average dividend yield from 2006 through 2012 was equal to 13.7%. Such consistent and stable dividend distributions have in turn provided Bezeq's shareholders, including us, with substantial cash flow. For more information, see "—Bezeq's Historical Dividend Distributions."

The Bezeq Group has an experienced management team with a proven track record in the Israeli telecommunications industry.

The Bezeq Group's management team has significant experience in the telecommunications industry, including with respect to the transformation of telecommunications companies and generating growth. The Bezeq Group's executive management has a proven track record in leading international and domestic technology and telecommunications companies and has successfully delivered efficient operating performance and strong returns for its shareholders despite increasing regulatory hurdles and competition in recent years. In recent years, the Bezeq Group's management has overseen significant investments in infrastructure to position the members of the Bezeq Group at the forefront of technology for the coming years.

We are the sole controlling shareholder of Bezeq and have a management team with significant experience in developing and operating telecommunications companies.

We have sole control of Bezeq and, together with our controlling shareholders and members of the Eurocom Group, are the only entities or persons that hold a permit to control and direct the activities of Bezeq. Since our acquisition of the controlling interest in Bezeq, we have nominated all of the members of Bezeq's board of directors who were elected by shareholders, excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq's Board of Directors, pursuant to Bezeq's collective bargaining agreement.

Our management team and controlling shareholder have long-standing experience in the communications sector. Our founder and Chairman, Mr. Shaul Elovitch, was one of the founders of some of Israel's leading telecommunications businesses (including, among others, YES, Partner and Internet Gold) and other major investment businesses, and has over 40 years of experience in the telecommunications market. Our Chief Executive Officer, Doron Turgeman, has over 17 years of experience in the telecommunications sector.

Our controlling shareholder, Eurocom Communications, is one of Israel's largest holding groups, with extensive experience in the telecommunications market and controlling stakes in other telecommunications companies, including Spacecom, Satcom and Satlink, all of which operate in the field of satellite communications, Eurocom Cellular, a leading supplier in Israel of cellular devices, and Eurocom Digital, a leading supplier in Israel of communications products.

Our Strategy

We view our holding in Bezeq as a strategic asset and currently expect to maintain a long-term controlling interest in Bezeq. The telecommunications market has historically served as a growth engine for the Eurocom Group and we intend to continue to focus our business on the telecommunications field. We intend to leverage our long-term experience and expertise in the telecommunications field to continue to contribute to Bezeq's management and operations, through ongoing involvement in its business and provision of extensive consulting and strategic services. Over the coming years we intend to gradually reduce our leverage level through the repayment of debt.

The Bezeq Group's Strategy

The Bezeq Group intends to maintain its position as the leading telecommunications provider in Israel by continuing to invest in and leverage the advanced and extensive infrastructure of each of its companies. In addition, the Bezeq Group intends to maximize its revenues and profit margins and maintain strong cash flow by offering its subscribers an attractive value proposition through the provision of superior services and products.

While the Bezeq Group is currently subject to a regulatory regime aimed at increasing competition, we believe the regulatory environment may become less restrictive following the occurrence of certain events, which could include a gradual reduction of the current structural separation limitations and other restrictions to which the Bezeq Group is subject. Such events, including, but not limited to, the implementation of the wholesale market, as outlined in the Wholesale Market Policy Document (see "Regulatory—The Bezeq Group—General—Wholesale Market Regulation"), or the removal of restrictions that would allow for the merger of YES with the Bezeq Group would likely enable the Bezeq Group to benefit from potential cost savings, as well as additional revenue and marketing synergies from the offering of service packages that include YES services.

The key components of the Bezeq Group's strategy by segment are set forth below.

Domestic Fixed-Line Communications (Bezeq)

Maintain Bezeq's leading position in the fixed-line broadband Internet infrastructure access and fixed-line telephony markets and continue to be the first choice of customers.

In the broadband Internet infrastructure access services market, Bezeq intends to maintain its leading position by increasing the available bandwidth offered to subscribers and expanding its offering of innovative value-added services over the NGN network, such as a shared national free WiFi network and free cloud services. To achieve this, Bezeq intends to continue to invest in its infrastructure in order to enable it to leverage the speed and quality of its advanced network. Bezeq's highly advanced and widely deployed NGN fixed-line infrastructure covers more than 98% of the total population in Israel, and Bezeq had completed laying optical fibers to over 400,000 households and businesses in Israel as of December 31, 2013. Bezeq intends to continue to rollout FTTB and FTTH, which will enable Bezeq to provide even greater bandwidth capacity to its subscribers.

In the fixed-line telephony market, Bezeq intends to maintain its leadership by continuing to offer a variety of pricing packages and focusing on advanced applications, including the Bphone application, which allows fixed-line telephony customers to make calls from abroad at domestic fixed-line prices.

Maintain Bezeq's unique leadership position in the business sector across all products.

Bezeq intends to leverage its unique infrastructure and wide array of products to drive revenue by offering diverse solutions and value-added services that meet the needs of enterprise consumers. In addition, Bezeq aims to encourage customers to migrate from basic services to managed solutions for organizational and inter-organizational connectivity. Bezeq also plans to continue to grow its revenue from the provision of transmission and data services, customers of which are typically loyal and highly dependent on Bezeq, while maintaining its leadership position in this market by extending the breadth of its value-added services packages.

Cellular Telephony (Pelephone)

Become the leading cellular provider in Israel by maintaining its reputation as the company with the fastest cellular network in Israel and by focusing on value-added services.

Pelephone has invested and intends to continue to invest in its 3.5G UMTS/HSPA+ network in order to maintain its reputation as the operator with the fastest cellular network in Israel and enable it to capture growth resulting from the increased use of smartphones and data consumption. Pelephone's advanced 3.5G UMTS/HSPA+ core network configuration is upgradeable to support 4G standards, provided that Pelephone acquires LTE frequencies following a tender by the Israeli Ministry of Communications that is expected to be issued in 2014. Pelephone is currently preparing its network for a potential LTE upgrade and, in December 2013 it entered into a network sharing agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive components of cell sites on each company's existing networks. The agreements, which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority, are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network.

In addition, Pelephone intends to maintain its status as a leading innovator and leading provider of content among cellular telephony operators as well as reduce churn by continuing to offer attractive and advanced value-added services, such as anti-virus, data storage and back-up, and music and video services (such as a Super TV and musix).

Increase sales of popular cellular devices, including smartphones and tablets, to capture growth in demand for data services.

Pelephone intends to focus significant resources on the marketing of popular cellular devices, including smartphones and tablets, which in turn increase the demand for data services and consequently result in increased ARPU. According to WCIS, the smartphone penetration rate in Israel was 37% as of December 31, 2012. As a leader in the provision of data services, with a 72% smartphone penetration rate in its network and smartphones representing 88% of new handsets sold, we believe Pelephone is well positioned to benefit from the high data consumption trend within the Israeli market.

ISP, ILD, Data Services and ICT (Bezeq International)

Continue to lead the ISP market in Israel by leveraging the advantages of its high-speed submarine optical fiber cable and its acclaimed customer service.

Bezeq International's JONAH cable provides it with greater capacity for utilization than any other ISP in Israel and allows Bezeq International to obtain such capacity at incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel. As a result, Bezeq International's subscribers are able to enjoy high quality performance and, based on a Market Watch survey performed in July 2013 at the request of Bezeq International, the fastest broadband Internet connection in Israel to international websites. Bezeq International intends to leverage this advantage, together with its acclaimed customer service and wide array of value-added services, which also enhance subscriber loyalty, in order to continue to maintain ARPU as well as grow its subscriber base and share of the ISP market, which Bezeq International estimates, based on the number of subscribers, increased to 40% as of September 30, 2013 compared to 39% as of December 31, 2012. This growth in market share has been accompanied by annual growth in revenue from ISP, ICT and data services of NIS 879 million, NIS 941 million and NIS 957 million in 2010, 2011 and 2012, respectively. On a quarterly basis, Bezeq International had revenues of NIS 346 million, NIS 359 million and NIS 360 million in the first three quarters of 2013, respectively, leading to year-over-year growth rates of 4.0%, 8.8% and 6.2% for the first three quarters of 2013, respectively.

Offer a full suite of end-to-end solutions to the business sector, including ICT services, cloud-computing services, website server hosting and related managed services, data communications and information security.

Bezeq International intends to provide the most comprehensive suite of ICT services in the Israeli market by expanding its cloud-based solutions (which include software as a service (SaaS), virtual servers, data backup services, cloud call centers and related managed services) and leveraging its infrastructure, which includes, in addition to the JONAH cable, highly advanced data centers in Israel and multiple points-of-presence worldwide. Bezeq International also intends to continue to position itself as one of the only providers capable of combining its extensive infrastructure-related technical know-how with the provision of a complementary suite of IT and communications solutions to business customers. In addition, Bezeq International intends to increase its presence in the fast growing international data transfer segment by leveraging its technical capabilities and long-standing relationships with providers of communications services worldwide. Furthermore in the business sector, Bezeq International intends to sell to other local and international communications services providers the rights to use a portion of the capacity of its high-speed submarine optical fiber communications cable system, thus generating a new revenue stream for the company.

Multi-Channel Television (YES)

Maintain its premium position and strong brand in the broadcast market.

YES's strategy is focused on maintaining its premium brand position by differentiating itself from its main competitor, HOT, with respect to content, service quality and technology, by offering a wide range of high quality content and number of channels and by utilizing technology to provide unique and innovative value-added services to subscribers. YES intends to continue to maintain its unique content offering, which included 60% of the 220 new theatrical releases that aired in Israel in 2012 being broadcast only by YES in Israel during 2013. In addition, YES intends to continue to focus on providing award winning customer service as well as to distinguishing itself by utilizing its advanced technology to provide unique and innovative value-added services to customers, including the introduction of a TV Everywhere feature.

Drive revenue growth through increasing penetration of advanced value-added services.

YES intends to drive additional revenue growth by increasing the amount of content purchased by each subscriber, expanding its value-added services, and investing in the development and integration of advanced technologies. These efforts include increasing the penetration rate of advanced services, including PVR set-top boxes, VOD services and HD services, among its subscribers. In order to achieve such increases, YES intends to continue to market advanced services to its subscribers as well as enhance the content available on such services. For example, YES was able to increase the content offering on its VOD service from approximately 6,700 titles in 2010 to approximately 22,700 titles as of September 2013 and intends to continue to focus on new quality international and local content. In addition, YES, through its rollout of yes MultiRoom, recently became the only provider in Israel to offer services enabling subscribers to access content that was recorded on one capable set-top box from other capable set-top boxes they have at home. Since launching yes MultiRoom in June 2013, 11.3% of YES's subscribers in the private sector have subscribed for this feature. YES intends to introduce a TV Everywhere feature, yesGo, which will extend the YES viewing experience to personal computers and mobile devices, such as smartphones and tablets, enabling YES subscribers to consume a significant amount of content (both linear channels and VOD) wherever they are.

Bezeq's Historical Dividend Distributions

Since 2006, Bezeq has periodically distributed dividends in an amount equal to 100% of its net income after minority share (and in each of 2007 and 2011, a special dividend was approved for distribution). On August 4, 2009, Bezeq's board of directors formally adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semi-annually, a dividend equal to 100% of its semi-annual net income after minority share in accordance with Bezeq's consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the assessment of Bezeq's board of directors regarding Bezeq's ability to meet its existing and anticipated liabilities from time to time. Each dividend distribution is subject to the approval of Bezeq's shareholders, pursuant to Bezeq's articles of association.

The chart below shows the total cash dividends paid in millions of NIS by Bezeq in the periods indicated:

Bezeq Group—Dividends by Year (NIS in millions)

(1)
Based on regular and special dividends paid during the fiscal year; FCF, a non-IFRS measure, is calculated as operating cash flow less net capex.

(2)
Bezeq declared a special dividend in 2007 and 2011, which were paid in the years indicated.

(3)
One-time dividend paid after Bezeq ceased to consolidate YES financial results.

(4)
Based on annualized FCF of NIS 3.4 billion for the nine months ended September 30, 2013.

History and Ownership Structure

We are a public company listed on the NASDAQ Global Select Market and TASE (symbol: BCOM). We were incorporated under the laws of the State of Israel in 1999 as "Gold E Ltd." We changed our name to Goldtrade Electronic Trading Ltd. in 2000, to Smile.Communications Ltd. in 2006 and to 012 Smile.Communications Ltd. in 2007. On March 16, 2010, we changed our name to B Communications Ltd. in connection with our acquisition of the controlling interest in Bezeq. We began to consolidate Bezeq's financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release. We currently hold 30.91% of the outstanding shares in Bezeq.

We purchased a 30.44% controlling interest in Bezeq from the Apax-Saban-Arkin Group in 2010 and currently hold 30.91% of its outstanding shares. The holding of such a controlling interest in Bezeq requires a permit from the Ministers, which we obtained in connection with our acquisition of the controlling interest in Bezeq. Along with our controlling shareholders and members of the Eurocom Group, we are the only entity to hold such a permit. The Bezeq Group, with a market capitalization of NIS 14.9 billion ($4.3 billion) as of January 23, 2014, is Israel's largest telecommunications provider, is publicly traded on the TASE and included in the TA-25 index (an index that includes 25 traded companies with the highest market value in the TASE). We are a subsidiary of Internet Gold, an Israeli company publicly traded on the NASDAQ Global Select Market and the TASE. Internet Gold is controlled by Eurocom Communications, a member of the Eurocom Group. Established in 1979 by Mr. Shaul Elovitch, the Eurocom Group today is one of Israel's largest holding groups. The Eurocom Group has investments in telecommunications, satellite services, media industries, real estate, consumer electronic products and financial services. The Eurocom Group is one of Israel's largest and leading telecommunications group, with controlling stakes in Bezeq, Spacecom, Satcom, Satlink, Eurocom Cellular and Eurocom Digital. Eurocom Communications is a private company controlled by Shaul Elovitch and his brother Yossef Elovitch.

Products and Services

The Bezeq Group provides a wide range of telecommunications services for its business and private customers, including domestic fixed-line telephony and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP, ILD, data services, ICT solutions, multi-channel television broadcasts via satellite, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, also known as network end point ("NEP") services.

Since May 2010, Bezeq has been permitted to offer joint service packages with its subsidiaries to private subscribers, and since July 2012, Bezeq has been permitted to offer joint service packages with its subsidiaries to business subscribers, in each case, subject to the approval of the joint service package by the Ministry of Communications and other conditions contained in Bezeq's license. The joint service packages must be capable of being "unbundled" such that each service included in a package must be offered separately and on the same terms, which effectively prevents the Bezeq Group from enhancing the attractiveness of the offer by offering a discount on the joint service packages. Joint service packages marketed by Bezeq's subsidiaries that include the services of Bezeq are also subject to similar limitations, including "unbundling" (except for a bundle offered by a subsidiary that only contains Bezeq's fixed-line broadband Internet infrastructure access service). In October 2012, the Israeli Antitrust Commissioner informed YES that in its opinion, cooperation between YES and Bezeq for the marketing of "unbundled" joint service packages would constitute cooperation between potential competitors which requires approval under the Israeli Antitrust Law and that it would not grant an exemption from such approval and consequently, such packages are not offered. For more information, see "Regulatory—The Bezeq Group—General—Limitations on Marketing Bundles."

Bezeq currently offers packages that combine a subscription to Bezeq's fixed-line broadband Internet infrastructure access and to the accompanying ISP service, with the ability to choose from any ISP provider in Israel, including Bezeq International. The packages are "unbundled" and offered at the same price that the standalone services would cost if subscribed to separately. In addition, Bezeq offers packages to business customers that combine Bezeq's business data lines and the accompanying ISP service from Bezeq International. The packages are also "unbundled" and offered at the same price that the standalone services would cost if subscribed to separately. Business customers are also not required to use Bezeq International as their ISP provider and have the ability to choose any ISP provider in Israel.

Domestic Fixed-Line Communications (Bezeq)

Fixed-Line Telephony Services

Bezeq's fixed-line telephony services include basic telephony service on domestic telephone lines and associated value-added services, such as voice mail, caller ID, call waiting, call forwarding and conference calls. Bezeq also offers its business customers national toll free numbers which provide for full or partial payment for customer calls by the business customer. In addition, Bezeq currently operates about 12,500 public telephones around the country, which require the use of various types of calling cards.

As of September 30, 2013, Bezeq had 2.22 million active fixed telephone lines in Israel. Bezeq offers a variety of payment plans, ranging from a monthly subscription fee per fixed telephone line and charge per second of use, to various fixed-line telephony packages comprised of monthly amounts of minutes for a fixed monthly fee.

Most of Bezeq's fixed-line telephony services are subject to regulatory tariff control and the prices for such services are governed by such regulations. With respect to services that are not subject to tariff control, Bezeq is required under the Israeli Communications Law to set reasonable tariffs for such services. In addition, Bezeq is allowed to offer "alternative payment packages" for services that are subject to tariff control, with different pricing than the regulated tariff, subject to certain conditions. For more information, see "Regulatory—The Bezeq Group—Bezeq—Control of Bezeq's Tariffs."

Fixed-Line Broadband Internet Infrastructure Access Services

Internet service in Israel is segregated into two separate elements comprised of infrastructure or network access services and ISP services. As such, a customer wishing to subscribe to fixed-line Internet services in Israel effectively needs to purchase infrastructure access services, which are provided exclusively by Bezeq and HOT, the only telecommunication operators in Israel that own national fixed-line network infrastructures, and ISP services, which can be provided by any licensed provider. The customer retains the choice with regards to providers for both services, i.e., it may choose to subscribe to the fixed-line broadband Internet infrastructure access facilities of Bezeq or HOT while using a separate ISP provider. For additional information, see "Industry and Market Overview—The Telecommunications Industry in Israel—Internet Access—Infrastructure and ISP Services."

Bezeq provides fixed-line broadband Internet infrastructure access services to approximately 60% of the Israeli market based on the number of subscribers. Bezeq provides such services by utilizing VDSL technology with bandwidth of up to 100 Mbps (download) speed. As at September 30, 2013, Bezeq had substantially completed the deployment of its NGN network and 84% of all Bezeq subscribers now use NGN services (those with packages of 10 Mbps or higher).

There has been a growing demand for higher bandwidth speed from Bezeq's fixed-line broadband Internet infrastructure access services subscribers over the recent years. As of September 30, 2013, the average subscribed for bandwidth download speed of Bezeq's fixed-line broadband Internet infrastructure access services was 17.3 Mbps, compared with 9.0 Mbps as of September 30, 2012. The continued growth in the number of customers subscribing for higher bandwidth speed is detailed in the chart below, and such growth has increased revenues at a CAGR of 9.6% from NIS 977 million in 2010 to approximately NIS 1,257 million for the twelve months ended September 30, 2013.

Bezeq offers its fixed-line broadband Internet infrastructure access services in a variety of packages, with prices varying according to bandwidth, and currently offers its subscribers packages with bandwidth speeds ranging from 5 Mbps up to 100 Mbps, depending, among other things, on the distance of the subscriber's premises from the street cabinet and the technology available at the subscriber's premises. Since April 2012, Bezeq has not been permitted to offer its fixed-line broadband Internet infrastructure access services at a reduced price when sold together with its fixed-line telephony services.

Bezeq also offers add-on and value-added services to its fixed-line broadband Internet infrastructure access services subscribers, including Bezeq's recent offering of a shared national free WiFi network (a service allowing Bezeq's broadband subscribers to share a portion of their wireless bandwidth with other subscribers in return for the ability to browse outside of their homes using other subscribers' wireless bandwidth), free cloud services, anti-virus and parental controls. Bezeq charges its subscribers a monthly fee for certain of these add-on services.

Transmission and data communication services

Bezeq provides a wide variety of data and transmission services, both to its business customers and to other telecommunication operators. Bezeq's data service offerings include point to point, or point to multi point, network topology for business to business and multi-branch business customers, as well as connectivity, Internet access and remote access services. Bezeq provides these services on multiple platforms, from its legacy infrastructures to its newer and more advanced infrastructures, such as IPVPN and metro Ethernet.

Bezeq offers high-speed transmission services to a substantial number of the communications operators in Israel. Among other services, Bezeq provides backhaul services to cellular telephony operators and transmission connectivity services to wireline operators, ILD providers, ISPs and to the Palestinian Authority operators. Bezeq offers similar services to business customers, with a wide variety of bandwidths and interfaces.

Other Services

Miscellaneous services to communications operators.    Bezeq provides various services to other communications operators, including rental of space and provision of services in its rented properties, hosting of cellular sites, billing and collection for ILD operators and special services for ISPs.

Infrastructure services for HOT.    Bezeq installs and provides maintenance for the portion of HOT 's cable network that runs through Bezeq's ducts and poles, which accounts for a substantial portion of HOT's cable network.

Broadcasting services.    Bezeq operates and maintains radio transmitters that are operated by radio stations and operators, including the Israel Broadcasting Corporation and the Israeli Defense Force Radio (Galei Zahal). Bezeq also operates DTT transmitters for the Second Authority. While Bezeq is responsible for the operation and maintenance of the transmitters, it is not responsible for the content of the broadcasts.

Contract work.    Bezeq performs setup and operational work on networks and sub-networks for various customers such as the Israel Ministry of Defense, radio and television broadcasting companies, cellular and international communication operators, local authorities, municipalities and government agencies.

Cellular Telephony (Pelephone)

Pelephone offers its subscribers comprehensive voice, data and text messaging services and advanced multimedia services through its nationwide 3.5G UMTS/HSPA+ network. Pelephone's basic cellular telephony (voice) services include basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. Pelephone's customers can also access Internet services by using their handsets or through a cellular modem (netstick), with download speeds of up to 42 Mbps. Pelephone's value-added services include short text messages (SMS), multimedia messages (MMS) and content services, such as information and entertainment services on Pelephone's Internet portal, navigation services, "Super TV" (enabling unlimited access from the subscriber's handset to a variety of television and music channels and television programs on demand (VOD)) and "musix" (enabling access to a large music library of songs, albums and playlists from the subscriber's handset and PC). Pelephone also offers its customers handset repair services for a monthly payment.

Pelephone offers a variety of packages that combine the several services it makes available to subscribers. Such packages are primarily "unlimited" packages (where the subscriber pays a fixed usage fee and is entitled to make unlimited use of the services according to the terms of the purchased plan), however Pelephone also offers usage fee packages (where the subscriber pays a monthly fee for up to a limited usage and are charged according to their excess use beyond the limit). Since February 2011, Pelephone's contracts with private customers have not included any commitment period. Pelephone's arrangements with large business customers with over 100 subscribers include commitment periods of up to 36 months.

Pelephone also provides international roaming services, based on agreements it has with cellular telephony operators abroad. In addition, Pelephone provides incoming roaming services to the customers of foreign operators while they are in Israel.

Pelephone also provides, as part of certain hosting agreements, wholesale in-country roaming services to other cellular telephony operators (HOT Mobile under an agreement expiring December 31, 2014) and MVNOs (Rami Levy, Alon Cellular and Cellact (which has not yet commenced commercial operations). As part of the hosting agreements, Pelephone provides basic telephone (voice) services, data communications services and text messaging Pelephone offers its customers various types of cellular handsets, car telephones and hands-free devices, as well as support for its range of services. Since January 2013, the sale of handsets is no longer linked to benefits and discounts on cellular telephony services. Pelephone also offers its customers modems, laptop computers and tablets.

ISP, ILD, Data Services and ICT (Bezeq International)

ISP services

Bezeq International provides a large variety of ISP services to private and business customers, including terminal equipment and support, with an emphasis on broadband Internet access services ranging from 5 Mbps to 100 Mbps based on Bezeq's ADSL infrastructure and local cable company infrastructure (HOT's UFI). Such access services are offered in various bandwidths and qualities of service based on available transmissions. Bezeq International also offers its customers a wide range of value-added services, including automatic online backup for personal computer files, antivirus, anti-spyware, anti-phishing, anti-spam, parental control over Internet use and premium technical support. Such value-added services are often provided as an integrated service package together with ISP services.

In addition, Bezeq International offers packages of ISP services and fixed-line broadband Internet infrastructure access services of either Bezeq (for a period of one year or three years) or HOT (for a period of one and a half years).

ILD services

In the ILD services market, Bezeq International offers international direct dialing services to business and private customers, toll-free number services for business customers overseas, international call routing and completion services (i.e., hubbing, the transfer of international calls between foreign communication providers worldwide), telephone card services enabling prepaid and postpaid dialing from Israel, and domestic telephony services by means of VoB access (a service that allows users to make and receive telephone calls over the Internet through an Internet connection) through its wholly owned subsidiary B.I.P. Communications Solutions Limited Partnership.

Business Sector—Data Services and ICT

Bezeq International specializes in providing IT and communications solutions for large local and international enterprises, offering a wide range of services and comprehensive solutions that combine its communications network and the customer's organizational computer infrastructures. Bezeq International offers a range of ICT services, including IT systems, computerized infrastructures, information security, networking and wireless and data back-up solutions, as well as maintenance for organizational computer networks, help desks and IT expert outsourcing services. Bezeq International also provides its business customers with international data networks, virtual private routed networks (VPRN) and multiprotocol label switching (MPLS) networks, and high-speed ISP services through a variety of broadband technologies, such as transmission, metro, ADSL, cables and WiFi.

Bezeq International offers its business customers services which allow for the upgrade and adjustment of such services to meet its customers' ever-changing requirements, which is referred to by Bezeq International as "IT as a Service" (such as IT Infrastructure as a Service, cloud computing and data backup, virtual servers and cloud call centers).

Bezeq International's customers also benefit from its advanced data centers, which supply website server hosting and co-location services as well as advanced disaster recovery solutions. Bezeq International operates large data centers and utilizes its international points-of-presence and global data network for the benefit of its international enterprise customers.

Bezeq International specializes in installing, maintaining and supporting internal organizational telephony exchanges, IP exchanges and call centers for some of the world's leading manufacturers. In traditional international communications, Bezeq International utilizes a switching system ("Soft Switch") that provides Intelligent Network services for international calls enabling cost-effective advanced monitoring and customer use restrictions.

Bezeq International also provides data services to ISPs and international communications providers through its submarine optical fiber communications cable system.

Multi-Channel Pay Television (YES)

Broadcasts

YES currently offers a wide range of high quality content on 178 different channels, including 20 HD channels. Such channels include MTV, National Geographic, Discovery and Eurosport. YES attempts to secure the best available programming across feature films, television series, documentary programming and original productions, while emphasizing both quality and ratings. In 2013, the television shows aired on YES received 244 Emmy nominations and 53 Emmy awards. In 2013, 41 Golden Globes nominees and 9 Golden Globes award-winning movies were aired in Israel only on YES. During 2013, 60% of the 220 new theatrical releases that aired in Israel in 2012 were only broadcast in Israel by YES. YES broadcasts new television series at a minimal delay in some cases, within hours from the time the content is originally aired in the United States or worldwide. YES also has an agreement with HBO pursuant to which YES aired all of HBO's new English language television series, the majority of which were only aired in Israel on YES. YES also offers a variety of local content as well as VOD services, pay-per-view channels, radio channels, music channels and interactive services.

YES's package offerings include a basic package, which each subscriber is required to purchase, as well as additional channels chosen by the subscriber, whether as a package or as single and PPV channels. For example, YES currently offers, among others, a sports channels package, an entertainment and series package, a movies channels package, a business and news channels package, a science and nature channels package, a youth and music channels package, a Russian language channels package and an Arabic language channels package.

Advanced services

YES offers its subscribers a variety of value-added services, which are among the most advanced in the world, including:

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PVR set-top boxes which interface with YES's electronic program guide and enable special services, including ordering recordings in advance, recording series and pausing live broadcasts;

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HD broadcasts through YES's set-top boxes;

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VOD services via the Internet (accessed through the set-top boxes). YES offered approximately 22,700 programs on demand as of September 2013;

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smartphone and tablet applications that offer viewing content as well as the option to remotely record content on the subscriber's set-top box. At the beginning of 2010, YES launched the option of viewing a variety of its content on iPhones and expanded the service to support iPads in March 2011. The iPad application incorporates viewing content at HD quality and connection to Facebook and both the iPad and iPhone applications offer the option to remotely record on the PVR;

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"yes streamer," a service that facilitates the viewing of video, pictures and music in diverse formats from the home computer on television (using YES set-top boxes) in addition to access to certain Internet content, such as YouTube, Picasa, Flix and Flickr; and

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"yes MultiRoom," a new service launched in June 2013 by YES that allows its subscribers to watch content that was recorded on one capable set-top box from other capable set-top boxes they have in other rooms using the home network.

The above advanced services are available to subscribers through YES's set-top boxes, depending on the type of advanced service, which include "yes Max" (PVR capabilities and, in some of them, VOD capabilities), "HDvod" (HD and VOD capabilities) and "yes MaxTotal" (PVR, HD, VOD, streaming capabilities and yes MultiRoom in the same set-top box). In addition, YES recently announced the upcoming launch of yesGo, a TV Everywhere feature that will enable subscribers to watch a significant part of its content (both linear channels and VOD) via personal computers and mobile devices such as smartphones and tablets.

Marketing, Sales and Customer Service

Under the structural separation limitations, each of the Bezeq Group companies maintains independent marketing and sales operations.

Domestic Fixed-Line Communications (Bezeq)

Bezeq has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service call centers around the country, technical support centers for private and business customers, 15 Bezeq stores throughout Israel offering sales and services, as well as a virtual online shop.

Bezeq markets its services mainly through advertising in the mass media, including commercial television, newspaper advertisements and billboards, as well as telephone sales centers, customer managers and an array of independent dealers who are mainly ISPs, and sales centers that are operated by authorized dealers. Bezeq engages with popular Israeli celebrities as presenters and aims to increase customer awareness of the Bezeq brand by associating the services with values such as reliability, quality and simplicity.

Cellular Telephony (Pelephone)

In a competitive market, speed, reliability and customer service play major roles. Pelephone's customer service system includes its website, online chat service and 17 designated call centers that provide general information and service on various matters in three languages, plus technical support, customer billing information, value-added services and sales.

As of September 30, 2013 Pelephone's distribution system included 31 service and sales centers, located throughout Israel, which handle customer service, sales and retention and also assist customers with handset malfunctions, including by providing them with a substitute handset while sending the malfunctioning handset for repair to a central facility owned by Pelephone. The distribution system is reinforced with 47 points of sale, most of which are operated by Pelephone's employees, with the remaining locations operated by authorized dealers. In addition, Pelephone operates through sales agents, including a door-to-door sales force, and service and sales representatives for the business sector. Sales agents work on a commission basis.

Pelephone markets its services mainly through advertising in the mass media, including commercial television, newspaper advertisements and billboards. Pelephone heavily advertises the capabilities and advantages of its advanced 3.5G UMTS/HSPA+ network.

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International's quality of service and the professional support provided to its customers are key drivers of its success. In 2012, Marketest, a multi-discipline research and consulting firm in Israel, rated Bezeq International as a customer service leader for the fifth consecutive year. Bezeq International was also ranked number one among the customer services provided by the leading ISPs in Israel by the Ministry of Communications in 2011 and 2012 (based on the number of justified complaints in relation to market share).

Bezeq International's customer services for its residential and business customers include designated call centers, its website, different social network interfaces (such as Facebook) and an advanced set of online web tools (such as chat, remote takeover software and advanced monitoring systems). Bezeq International's ICT and VoB customers are also provided with field technical support and installation services by trained technicians.

Bezeq International's marketing and advertising strategy highlights the importance of a smooth and fast Internet experience and emphasizes its unique value proposition as the best broadband Internet performance provider in Israel. For the private customer market, Bezeq International uses a broad range of distribution channels to sell its products throughout Israel, including call centers for ISP and ILD services and sales agents who make door-to-door sales. In addition, Bezeq International offers joint services packages. See "—Products and Services—ISP, ILD, Data Services and ICT (Bezeq International)." For the business customer market, Bezeq International's marketing channels include call centers, business service and solution centers, and customer managers according to customer type (SMB, SME customers designated for outsourcing transactions, etc.).

Multi-Channel Pay Television (YES)

YES customer service operations are carried out mainly by in-house and outsourced call centers, as well as by self-service via interactive voice response, YES's website and set-top boxes. Field technical support and installations are performed by YES technicians and subcontractors.

YES's sales operations are carried out via door-to-door sales personnel, call centers and third party dealers. YES focuses its marketing strategy on media campaigns with high presence on television as well as other medias such as radio, newspapers, Internet and billboard commercials, using well-known international actors and marketing special offers. YES's campaigns highlight its role as a global technology pioneer with leading value-added services (VOD, PVR, HD, yes MultiRoom, streamer and mobile applications). YES also highlights its relationships with other well-known, popular brands. For example, in 2012 YES launched "YesOh," branded as the "Home of HBO," resulting from YES's agreement with HBO for the purchase of content. YES focuses on offering the most advanced and complete content offering compared to its principal competitor.

Networks

Domestic Fixed-Line Communications (Bezeq)

Bezeq offers private and business customers, as well as communication providers, a wide variety of services through a nationally deployed, fully-owned, advanced communication networks.

Bezeq is the first fixed-line communications company in the world to provide a national NGN deployment. Over the past four years, Bezeq has deployed thousands of street cabinets, equipped with MSAG systems containing ADSL2+ and VDSL2 cards, through which Bezeq supplies its customers with telephone services, Internet access, data and value-added services, all on a unified IP network. The thousands of street cabinets are fiber optically linked through a metro Ethernet network, reaching dozens of aggregation sites leading to Bezeq's nationally distributed mega points of presence (POP) sites. The street cabinets are distributed in a manner by which the average distance from the customer does not exceed several hundred meters, enabling Bezeq to offer its customers, using VDLS2 technology, up to 100 Mbps bandwidth.

NGN network deployment and the transition to providing the array of services on a unified IP network has generated significant operational savings, by enabling Bezeq to gradually "shut down" the old PSTN network, as a result of which many structures that were formerly used to store the PSTN switches became redundant and are offered for sale upon removal of the PSTN switches (certain structures have already been sold) and following the removal of the copper cables in segments that were replaced by fiber optics.

Bezeq operates an extensive national network of optic fibers, providing relay and data communication services for business customers, government offices and security forces, as well as communication operators, while utilizing a wide variety of technologies, including SDH, metro Ethernet, IPVPN and more, with a wide variety of bandwidths. Bezeq recently began an initiative to extend the optical fiber network to be as close as possible to buildings and customer homes (FTTB/FTTH). This activity is expected to result in ultra-fast data transfer rates, significantly higher than the maximum rate provided on the current network (100 Mbps).

The data communication networks consist of thousands of switches and routers spread throughout hundreds of sites nationwide, as well as tens of thousands of kilometers of optical fiber, usually installed within duct infrastructures, enabling simple and rapid installation and maintenance. This array is deployed in a ring configuration, enhancing survivability.

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. During the years ended December 31, 2011 and 2012, Pelephone made capital expenditures of NIS 255 million and NIS 291 million, respectively, on its network infrastructure.

Pelephone's network is based on two technologies: a legacy CDMA network (with only 10% of the voice capacity) and its new 3.5G UMTS/HSPA+ network, which is Pelephone's primary network. Pelephone's network offers excellent voice and data capabilities, including full interactive multimedia capabilities. Among other things, this technology brings improvements in coding and data compression technology and provides excellent voice quality and more reliable data transmission. UMTS technology is based on global standards adopted for the implementation of third generation wireless telecommunications capable of supporting data rates of up to 42 Mbps.

As of September 30, 2013, Pelephone's 3.5G UMTS/HSPA+ network domain consisted of 2,055 macrobase transceiver base stations and 137 indoor transceiver stations, all linked to 28 radio network controllers. The base station subsystem is controlled by two mobile switching centers and eight media gateways.

Pelephone's network is interconnected with the networks of Bezeq and HOT in several locations across Israel. Pelephone's network is also connected to all of the cellular networks in Israel, the eight Israeli ILD operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal in the Palestinian Authority.

Pelephone's transmission network is made up of leased lines (fiber optic) from Bezeq and Pelephone's own microwave links. Pelephone's UMTS base stations are connected using a hybrid connection (ATM for voice call via Bezeq's SDH network and IP for data calls via Bezeq's metro Ethernet network).

Pelephone's networks cover substantially all of the population in Israel. Pelephone is continuing to expand and improve the coverage, capacity and quality of its 3.5G UMTS/HSPA+ network. Pelephone's network architecture is based on two mobile telephone switching offices (MTSOs), each one with an IP based core network that can support all the traffic in the network.

Pelephone launched its 3.5G UMTS/HSPA+ network in 2009. In November 2007, Pelephone signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the deployment of a 3.5G UMTS/HSPA+ network with dual bands (850/2100 MHz) and in December 2010, Pelephone signed an additional agreement with Ericsson for additional radio frequency carrier and capacity. Ericsson is currently the main supplier for Pelephone's network. Pelephone uses monitoring probes and counters to ensure network quality.

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of Pelephone's license and subsequent allocations, it was allocated two 12 MHz bands of spectrum in the 850 MHz frequency band and two 10 MHz bands of spectrum of UMTS/HSPA third generation in the 2100 MHz frequency band. Pelephone's cellular telephony license is valid until September 8, 2022.

Pelephone expects the Ministry of Communications to issue a tender for LTE frequencies during 2014. If Pelephone acquires such frequencies, Pelephone's advanced 3.5G UMTS/HSPA+ core network configuration is upgradeable to support 4G standards. On December 9, 2013, Pelephone entered into an agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive elements of cell sites for existing networks. Under the 4G network agreement, the three operators will cooperate in obtaining frequencies for the 4G network. The 4G network is to be constructed and operated by an entity that will be equally owned by Cellcom and Pelephone and overseen by a steering committee comprised of representatives of all three operators and which shall make the strategic decisions regarding the 4G network by majority vote. Each operator will be required to purchase and operate its own core network. Costs shall generally be divided equally among the three operators, subject to certain conditions and limitations set forth in the agreement. The agreement is generally for a period of at least 15 years. Golan Telecom is entitled to exit the agreement earlier if it is acquired by another Israeli cellular telephony operator that holds a general license. Under the agreement for sharing of passive components of cell sites, the entity equally owned by Pelephone and Cellcom, will manage and maintain all of the passive elements of cell sites and unify passive elements of cell sites of Pelephone and Cellcom, currently used for the 2G and 3G networks and will also manage and maintain the networks for Pelephone and Cellcom, generally for a period of at least 15 years. Costs shall be divided generally between Pelephone and Cellcom, subject to certain adjustments. Each operator shall bear its own costs for such services and will continue to operate its own core network. Effectiveness of each of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner, as well as an additional indefeasible right of use agreement between Cellcom and Golan Telecom regarding Cellcom's 2G and 3G networks. There is no assurance that the agreements will receive the requisite regulatory approvals. We expect the sharing agreements, if they become effective, to result in significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network. Pelephone also entered into a hosting agreement with YouPhone, a subsidiary of Alon Cellular, effective January 1, 2014.

Pelephone's 3.5G UMTS/HSPA+ network offers advanced applications and services including, among others, a UMTS content portal offering a variety of services such as live and VOD TV channels, content backup for handsets, navigation application and a popular music application (musix).

Once a new coverage area has been identified, Pelephone's technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staffs also identify the best means of connecting the base station to the network, for example, via wired links leased from Bezeq or microwave links. Once a preferred site has been identified and the exact equipment configuration for that site decided, Pelephone begins the process of obtaining necessary approvals.

The erection and changing of most of these network sites requires building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as erection and operating permits from the Ministry of Environmental Protection, permits from the Civil Aviation Authority, in certain cases, and permits from the Israeli Defense Forces.

ISP, ILD, Domestic Services and ICT (Bezeq International)

In December 2011, Bezeq International completed the deployment of a new high-speed submarine optical fiber communications cable system connecting Israel and Europe, which was launched in January 2012 and has increased bandwidth (capacity and speed) at affordable rates and positioned Bezeq as the sole Internet service provider in Israel to own and operate such infrastructure. This high-speed optical fiber system named JONAH, covers 2,300 kilometers across the Mediterranean, is fully redundant (i.e., utilizes two equipped fiber pairs) and leverages Alcatel-Lucent's advanced submarine communications networking technology. The cable system can operate at 100 gigabits-per-second data transmissions to enable data capacity of over 7.0 Tbps between Tel Aviv and Bari, Italy. This ultimate data capacity could allow the simultaneous download of 100,000 MP3 files in one minute and the streaming of 15,000 HDTV channels. The system integrates Alcatel-Lucent OALC-5 cable, optimized with coherent submarine fiber (CSF), repeaters and the 1620 Light Manager submarine line terminal which is designed to accommodate 10G/40G/100G wavelengths in the same platform, enabling seamless capacity upgrades on a flexible grid for channel spacing without traffic interruption. This solution, which features advanced optical coherent technology, offers a pathway to multi-terabit capacity using 100G channels, far exceeding the maximum capacity achievable with 40G. This protects the investment from the risk of obsolescence or capacity limitations due to changes in transmission technology. Bezeq International's submarine optical fiber communications cable is extended from Bari terrestrially through Interoute's network to major European cities such as London, Frankfurt and Milan.

During the fourth quarter of 2011, in parallel to the completion of the deployment of JONAH, Bezeq International invested in the deployment of a submarine fiber pair connecting Israel to Cyprus, known as the ARIEL cable, which extends to Marseilles, France via the ALEXANDROS submarine cable. In addition, Bezeq International holds multiple 10Gbps capacity indefeasible rights of use via the MedNautilus submarine cable system.

Bezeq International's capacity on the JONAH, ARIEL and MedNautilus submarine cables allows the delivery of faster connectivity to Israel and the Mediterranean region, fostering the delivery of innovative IP-based services for which capacity and speed are critical elements to meet end-users' demand. Bezeq International is the only telecom operator in Israel that provides three different routes of multiple 10Gbps to Europe.

Multi-Channel Pay Television (YES)

YES is the sole DTH provider in Israel. YES uses space segments from the Amos 2 and Amos 3 satellites, operated by Spacecom. YES is currently using 12 space segments (ten space segments on Amos 2 and two space segments on Amos 3). In November 2013, YES entered into an agreement with Spacecom, extending the leases for space segments leased on the Amos 2, Amos 3 and Amos 6 satellites or another satellite to be agreed between the parties, until the end of 2028.

YES operates a hybrid platform of satellite and IPTV OTT. YES's IP platform, based on progressive download technology, enables YES to provide its VOD service, which was launched in March 2010 using OTT technology, with a versatile and user friendly interface in HD quality incorporated into the electronic program guide.

As at September 2013, YES offers 178 television channels including 20 HD channels divided into 12 transport-streams transmitted over 12 space segments (36 MHz each) on Amos 2 and 3. The main uplink site in Kfar Saba transmits content over eight carriers, while the secondary site of RRsat Global Communications Network Ltd. ("RRsat") transmits content over four space segments. Up to six transport-streams can be transferred from the main site of YES to its secondary site and be uplinked from RRsat. Ten transport-streams are transmitted using MPEG2 and DVB-S parameters and the two HD transport-streams are transmitted using MPEG4 and DVB-S2 standards.

YES owns the satellite dishes and other endpoint devices that carry and receive the signals from such satellites to subscriber residences and set-top boxes. In addition, YES leases some of the set-top boxes and cards that decode the coded signals received from the satellite to its subscribers, while other set-top boxes and cards are provided to subscribers for a deposit (an immaterial number of set-top boxes are sold to subscribers).

Additionally, YES offers an extensive VOD library based on an OTT content solution, making it accessible to all households with an Internet connection with bandwidth of at least 2.5 Mbps. The VOD platform is comprised of transport-streams which reside in YES's data center and components which reside in two points of presence ("POPs") of two ISPs.

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2012, no supplier accounted for more than 5% of the Bezeq Group's total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

Bezeq

Most of the equipment purchased by Bezeq for data communication, switching, transmission and radio systems has been specially modified or developed for its use, and the ability to obtain support other than through the manufacturer is limited.

Bezeq relies on manufacturer support from a number of its key suppliers for certain of its systems, and may have difficulty replacing them. Bezeq's key suppliers include: (i) Alcatel Group (represented in Israel by Alcatel Telecom Israel Ltd.) in the areas of public switching and metro transmission, (ii) Dialogic Networks (Israel) Ltd. for migration exchanges for linking operators to Bezeq's switching network, (iii) Comverse, Inc. for switching exchanges for end customers on the NGN network, (iv) the NGN of Adtran Holdings Ltd., (v) Oracle in the area of databases, (vi) EMC for hardware solutions for back-up, recovery and archiving of systems and infrastructures, (vii) VMware for infrastructure for the entire virtualization of Bezeq's servers, and (viii) ECI Telecom for systems that connect Bezeq's network and business customers on its transmission network.

Agreements with the key suppliers are generally long-term and usually include a warranty period for a specified period, followed by another period of maintenance or support. Where necessary, Bezeq may enter into an agreement with a supplier for the supply of support and/or maintenance services for further periods. These agreements usually contain various forms of recourse for Bezeq should the supplier breach the agreement.

Pelephone

Pelephone sells a wide range of cellular handsets and auxiliary accessories (such as batteries, hand-free kits, earphones, data cables and chargers). Pelephone also maintains spare parts to supply repair services to its customers and an inventory of used handsets.

Pelephone purchases handsets and accessories from a variety of suppliers and importers. Contractual engagements with most of the suppliers are based on framework agreements, which also set forth the technical support provided by the supplier for the equipment and spare parts and turnaround time for repairs. These agreements generally do not include a commitment of Pelephone to acquire a minimum quantity of devices and acquisitions are made by means of purchase orders. Generally, if an agreement with a particular supplier of equipment is cancelled, Pelephone can increase the quantity purchased from other suppliers or purchase equipment from a new supplier.

Pelephone has an agreement with Apple Distribution International for the purchase and distribution of iPhone handsets in Israel, which is in effect until May 2016. The agreement includes Pelephone's undertaking to purchase a minimum quantity of iPhone handsets. These handsets account for a substantial percentage of the handsets sold by Pelephone. If Pelephone fails to meet the minimum quantities it may be in breach of the agreement, which may involve payment of damages. Other than Apple Distribution International, Pelephone is not dependent on any supplier for the purchase of handsets.

Pelephone acquires the UMTS/HSPA+ network equipment from Ericsson and has a long-term agreement with Ericsson for the maintenance, support and upgrading of software for its UMTS/HSPA+ network. We believe that Pelephone could be deemed to be dependent on Ericsson for the support of its UMTS/HSPA+ network. The CDMA network equipment is acquired from Nortel and Motorola, and Pelephone maintains such equipment independently. In addition, the cellular networks use transmission facilities for which Bezeq is Pelephone's main supplier.

Bezeq International

Bezeq International has cooperation agreements with approximately 200 foreign operators for approximately 240 destinations worldwide. Since fixed-line broadband Internet infrastructure access services are provided to its subscribers by Bezeq and HOT, Bezeq International is dependent upon Bezeq and, to a lesser degree, HOT for domestic capacity in the provision of its ISP services and for connecting the subscriber to the international exchange.

Under its agreement with MedNautilus, Bezeq International purchased indefeasible rights of use to an unparticular non-specific part of the communication capacity of the undersea cable system operated by MedNautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017-2027, depending on the date of the start of use of the capacity. In consideration for such rights of use, Bezeq International paid a non-recurring payment around the date on which it started using the capacity. In addition, in October 2011, Bezeq International entered into an agreement with MedNautilus to expand and change the existing rights of use in the international optic network that it operates, so that such rights of use will serve as a backup for Bezeq International's JONAH submarine cable.

On January 18, 2010, Bezeq International signed an exclusive partnership agreement with British Telecom for the provision of global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International operates as the exclusive partner of the BT Alliance in Israel and markets IT services and products from British Telecom's global range of services.

YES

YES purchases set-top boxes from three suppliers. Under a framework agreement entered into in August 2000, as amended from time to time, among YES, Advanced Digital Broadcast S.A. ("ADB") and Eurocom Digital, YES purchases set-top boxes (including the PVR set-top boxes) from Eurocom Digital, which imports them from ADB and provides the warranty for the set-top boxes. Eurocom Digital is controlled by Mr. Shaul Elovitch, who is a controlling shareholder of Bezeq. See "Certain Relationships and Related Party Transactions—Bezeq Group Transactions Deemed to be Significant—Agreements to Purchase Satellite Terminal Equipment." In addition, YES purchases HD set-top box zappers from Pace Micro Technology PLC and HD set-top box zappers DSD 4145 STB from Altech Multimedia International (Pty) Ltd.

YES purchases services for the operating systems of its broadcast and encryption setup from NDS Ltd. ("NDS"), as well as hardware for these services. YES is dependent on the regular supply of these services and products, including integration in connection with the various types of set-top boxes it uses for the operating systems for which NDS provides services. Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for YES's broadcasts and services. NDS has undertaken to adapt the equipment and services it supplies to the various set-top boxes and systems purchased by YES and also to supply a warranty for its products and also support services. YES makes one-time payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of set-top boxes it uses and the number of its active subscribers. The agreement with NDS expires at the end of April 2015.

Property

Bezeq

Bezeq initially obtained its rights in real estate assets from the State of Israel in 1984 and since then, has acquired additional real estate assets and properties (including properties leased from third parties). As of December 31, 2013, Bezeq owned or had long-term ownership rights in approximately 380 properties throughout Israel. The total area for which Bezeq had full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,010,000 square meters of land, consisting of 230,000 square meters of facilities. Of the 380 properties, approximately 370 properties, consisting of 950,000 square meters of land and 200,000 square meters of facilities, are used for communications purposes, with the remainder used for administrative purposes. In addition, as of December 31, 2013, Bezeq had rights to receive approximately 70,000 square meters of land for the purpose of warehouses and offices and in connection with such rights, in April 2013, Bezeq entered into a five-year planning permission contract with the Israel Lands Authority ("ILA") with respect to approximately 115,000 square meters of land and it is currently negotiating with the planning authorities. Of the foregoing properties, 30 are jointly owned with the Ministry of Communications, the Israel Postal Co. Ltd. or both. Bezeq's rights to a substantial number of its real estate assets are not registered in the Israel Lands Registry, and therefore they constitute contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Israel Lands Registry.

In addition to the 380 properties referred to above, Bezeq holds approximately 50 properties in the Judea and Samaria Area, covering a total area of 2,600 square meters of land and approximately 1,400 square meters of facilities. There are no written regulations with respect to the contractual rights for these properties, but Bezeq believes that this does not create a material exposure. The real estate assets are used by Bezeq for communications activities (e.g., exchanges, neighborhood rooms and broadcasting sites) and for other activities (e.g., offices and storage areas). Some of the properties are undeveloped or partially developed and can be used for other purposes.

Bezeq also leases approximately 315 properties, consisting of 58,000 square meters, of which approximately 300 properties, having approximately 11,000 square meters, are used for communications purposes and the remaining properties are used for administrative purposes.

Bezeq has an interest (such as transition rights) in other real estate, such as for the erection of transmitters and for laying cables. Bezeq also has at its disposal approximately 850 neighborhood rooms (for cables and installations used for neighborhood communications) having a total area of approximately 16,000 square meters. No written agreements exist as to the rights of usage for most of these rooms.

According to a settlement agreement entered into in 2004 between Bezeq, the ILA and the State of Israel, which concerns most of the real estate that was transferred to Bezeq pursuant to the 1984 asset transfer agreement with the State of Israel, the assets remaining in Bezeq's possession have the status of a capitalized lease and are subject to the execution of individual lease contracts (contracts have been signed for approximately 110 of the 205 properties for which contracts are required). The settlement agreement allows Bezeq to enter into transactions and to improve the properties beyond the rights according to plans approved in the settlement agreement and it provides for a mechanism for payment to the ILA for such improvements, if undertaken, at the rate of 51% of the increase in value of the property following the enhancement (less part of the amounts paid for a betterment levy, if paid). The settlement agreement also provides that 17 properties must be returned to the ILA. Bezeq has returned 15 of those properties and the two remaining properties will be returned after Bezeq receives substitute properties, as provided in the settlement agreement.

Following a review by Bezeq's management, Bezeq's Board of Directors approved further sales of properties which are not currently utilized or which can be easily vacated without incurring significant expenses. The transition to the NGN allowed Bezeq to increase the efficiency of its network and to vacate and sell some of its real estate assets. During 2013, Bezeq sold 19 properties for NIS 146 million.

Pelephone

Pelephone does not own any of its sites and leases the premises that it uses for its operations from others, including Bezeq. Pelephone's radio and switching sites are spread out around the country and are leased for various periods (in many instances, for a period of five years and Pelephone has an option to extend the agreements for another five years).

Pelephone's headquarters are located in Givatayim, Israel and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2015, with an option to extend the lease for an additional five years until December 31, 2020. Pelephone has an option to terminate the lease, under certain circumstances, commencing in 2017. Pelephone leases 31 service and sale centers throughout Israel and has additional lease agreements for warehouses, offices and telephone call centers that it uses for its operations.

Some of the radio sites leased by Pelephone are in areas owned by the ILA. Pelephone previously entered into an agreement with the ILA to use land in those areas for the erection and operation of communications sites for the period ended December 31, 2010. From 2010 negotiations were held with the ILA to conclude the terms for further use of the sites in the ILA areas. In June 2013, Pelephone entered into a framework agreement with the ILA for the use of land in the areas owned by the ILA for the erection and operation of communications sites for the period from January 1, 2011 until December 31, 2019, which agreement regulates, among other things, the fee for the use of the land.

Bezeq International

Bezeq International has long-term leases for its two principal facilities that expire in 2015 and 2024 (with an option to extend the leases). Bezeq International's technological infrastructures, which support its voice, data and Internet setups, are deployed in five sites, inside and outside Israel, in order to provide redundancy and high survivability of the networks.

YES

YES's central broadcasting center is located in Kfar Saba, Israel. YES's secondary broadcasting center is operated by a third party in accordance with an agreement valid until the end of 2018 (with an extension option available to YES). YES's two broadcasting centers contain reception and transmission equipment, as well as computer and communication systems.

YES leases a number of real estate assets which serve as its offices, customer service centers, broadcast centers, logistics centers and employee recruitment centers. YES's principal offices and central broadcast center are located on leased land in Kfar Saba under an agreement that expires in 2019. The balance of the lease periods for the remaining properties leased by YES vary from a few months to approximately six years (assuming that YES exercises its options to extend such leases).

YES recently entered into an agreement for a new logistics center in Modein, Israel, for a period of ten years, with an option to terminate the agreement after five years.

Intellectual Property

Trademarks

We are the registered owner of the trademark "B Communications" in Israel.

The Bezeq Group uses a variety of trade names and trademarks in its business. Bezeq has approximately 200 trademarks that are registered or are in the process of being registered in Israel, including its denominative trademark "Bezeq," the trademark "NGN Next Generation Network" and its logo "B." Pelephone owns a number of trademarks registered in Israel, including its denominative trademark "Pelephone." Bezeq International owns a number of trademarks registered in Israel, including its denominative trademark "Bezeq International" and the trademark "Private NGN." YES owns a number of trademarks registered in Israel, including its denominative trademark "YES."

Broadcast Rights and Copyrights

YES licenses some of its television programming content for the YES suite of channels from third-party content providers. YES also enters into license agreements with producers of independent channels which it broadcasts over its network. In addition, YES enters into agreements with third parties for the production of content and has the right to broadcast such content over its network (typically on an exclusive basis for an initial period of time) and in most cases, YES is entitled to use other rights to the content and share the revenues stemming from additional use of the content. The broadcast and distribution of content by YES on various media involves the payment of royalties to the owners of copyrights, including under the Israeli Copyright Law and the Broadcasters Rights Law. Royalty payments are made in accordance with blanket licenses with certain organizations in Israel that collect royalties on behalf of owners of intellectual property rights. For additional information, see "Regulatory—The Bezeq Group—YES—Licenses—Broadcasting Rights."

In October 2012, YES entered into a settlement agreement and license agreement with the Association of Music Composers, Writers and Producers in Israel Ltd. ("ACUM"), an authors' right society in Israel, following a dispute regarding the amount of royalties to be paid by YES in addition to the advance it had paid for the use of works whose rights are protected by ACUM for the period from 2003 to 2011. Under the agreements, YES has a license to broadcast works whose rights are protected by ACUM until December 31, 2016, and it has agreed to settle all of ACUM's claims from 2003 until 2011 with respect to past royalties and has also agreed on royalty rates for 2012 to 2016.

Employees

As of September 30, 2013, we had five employees. These employees also provide services to Internet Gold. Our five employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with Internet Gold according to which our employees provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with Internet Gold and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of September 30, 2013, the Bezeq Group employed 13,763 persons, of whom 6,576 persons were employed by Bezeq, 2,952 persons were employed (or otherwise retained) by Pelephone, 1,989 persons were employed by Bezeq International and 2,246 persons were employed by YES.

Bezeq

The table below provides data with respect to the number of Bezeq employees at December 31, 2012 and September 30, 2013:

	December 31, 2012	September 30, 2013
Headquarters	741	694
Management	40	39
Private customers	3,855	3,202
Business customers	845	801
Technology and network	1,941	1,840

Total	7,422	6,576

The decrease in the number of employees as of September 30, 2013 compared to December 30, 2012 is primarily due to increased efficiency and improved technology used in customer relations resulting in a decrease in customer service employees.

Bezeq's Board of Directors currently consists of 12 directors, including three external, two independent directors pursuant to the Israeli Companies Law and two employee representatives. Our Chairman, Mr. Shaul Elovitch, also serves as the Chairman of the Board of Directors of Bezeq and Internet Gold.

The members of senior management are employed under personal agreements, which include pension coverage, payment of bonuses based on targets, and additional retirement benefits. Bezeq also grants options to the members of senior management at its discretion.

Labor relations with Bezeq's employees are regulated by the collective agreements among Bezeq, the workers' representatives and the Histadrut, and by personal contracts. Additionally, expansion orders to certain general collective agreements apply to Bezeq's employees, such as cost-of-living increment agreements.

In December 2006, Bezeq entered into a special collective agreement with the employee union and the Histadrut, regulating labor relations, which was subsequently amended in December 2012. Under the special collective agreement, all agreements, arrangements and existing practices existing prior to the execution of the agreement, including the mechanism for linkage of wages to the public sector wages, continue to apply only to Bezeq's tenured employees, subject to changes set forth in the agreement. Under the agreement, as amended, new employees with tenure are entitled to wages in accordance with Bezeq's wage policy and market wages and upon termination of employment, a new tenured employee is entitled only to increased severance pay, depending on the number of years of employment. The employment of existing and future new tenured employees is on the basis of monthly/hourly wage agreements based on market wage models according to position. The agreement sets forth limitations on certain future organizational changes as well as a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. Under the agreement, as amended, Bezeq is entitled to terminate the employment of up to 245 tenured employees in each of the years from 2009 to 2016. In accordance with the agreement, during the term of the agreement, two employee representatives nominated by the union will serve as directors on Bezeq's Board of Directors (subject to their election by Bezeq's shareholders).

Pelephone

The table below provides data with respect to the number of Pelephone employees at December 31, 2012 and September 30, 2013:

	December 31, 2012	September 30, 2013
Management and headquarters	223	218
Content and product marketing	57	60
Service—private customers	1,592	1393
Business customers	463	486
Operation and logistics	347	306
Engineering and information systems	505	489

Total	3,187	2,952

Prior to December 17, 2013, all Pelephone employees were employed under standard personal agreements according to their professions and the roles in which they are employed, under monthly or hourly wage agreements. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis.

On December 17, 2013, Pelephone entered into a collective agreement with the Histadrut and its workers committee. The agreement is in effect until December 31, 2016 and thereafter, will be automatically extended for periods of 18 months each, unless one of the parties provides notice of its desire to amend the agreement. The agreement applies to all of Pelephone's employees, with the exception of up to 126 employees and managers of Pelephone (with an additional 35 future positions). Under the agreement, a Pelephone employee as of the date of the agreement will be deemed to be a tenured employee after 36 months and an employee who joins Pelephone after the execution of the agreement will be deemed to be a tenured employee after 48 months. The agreement provides mechanisms to include the worker's committee in decisions made in connection with the staffing of jobs, relocation and termination of permanent employees. In addition, the agreement specifies quotas for dismissals due to Pelephone's streamlining initiatives and compensation to employees who end their employment in the framework of such processes, as well as annual salary increases and additional benefits (such as subsidized summer camps and social activities) which Pelephone will provide its employees during the term of the agreement.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2012 and September 30, 2013:

	December 31, 2012	September 30, 2013
Head office employees	1,261	1,197
Sales and service representatives	841	792

Total	2,102	1,989

Bezeq International has a number of employee groups whose wage structure includes a component of performance-linked commissions and incentives. These groups include sales employees, telephone sales representatives and telephone service and support representatives. Employees have arrangements for pension and health insurance that are fully subsidized by Bezeq. Bezeq International is not a party to any collective bargaining agreement.

YES

The following table provides data with respect to the number of persons employed by YES at December 31, 2012 and September 30, 2013:

	December 31, 2012	September 30, 2013
Marketing	38	34
Customer service	1,462	1,404
Content	74	70
Engineering	101	100
Finance and operations	118	107
Human resources	52	65
Regulation and legal management	4	4
Information systems	100	136
Management and spokesperson	15	16
Sales	263	34

Total	2,227	2,246

YES employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or applicable law. YES employs personnel in some of its departments on the weekly day of rest and on days of rest prescribed by the State of Israel, and it has an appropriate permit for such employment.

Insurance

We maintain a directors' and officers' liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate.

The Bezeq Group companies maintain property insurance policies with broad coverage to cover their properties on a new replacement basis. The Bezeq Group companies maintain various insurance policies including comprehensive third party liability, products liability and professional liability, multimedia liability and employer's liability insurance policies. In addition to these policies, the Bezeq Group companies maintain motor vehicle insurance policies, open policies for contract works to cover maintenance and development works and a few other small policies. The Bezeq Group companies have directors' and officers' liability insurance policies. Some of the foregoing policies are maintained separately by each of the Bezeq Group companies and some are included in Bezeq's umbrella policies. In the view of the Bezeq Group, the sums insured, the limits of liability, the deductibles and scope of cover in the Bezeq Group insurance policies are satisfactory and suitable for companies acting in the respective fields of business. However, we and the Bezeq Group cannot guarantee that no losses will be incurred or that no claims will be filed against the Bezeq Group companies which go beyond the type and scope of the existing insurance coverage. The Bezeq Group companies do not insure against war and terrorism risks, and their third-party liability insurance policies do not cover electromagnetic radiation. Certain parts of the Bezeq's infrastructure is not insured. YES's insurance policies do not cover satellite failures.

Legal Proceedings

The Bezeq Group is involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of business, except for the matters described in the following paragraphs. We believe that the ultimate resolution of such matters is unlikely to have a material adverse effect on the Bezeq Group's consolidated results of operations and/or the financial condition, except as described below.

Bezeq makes provisions in its consolidated financial statements for certain of the legal proceedings to which it or other Bezeq Group companies is a party. These provisions are aggregated into groups based on the type of activity and claim. As of September 30, 2013, Bezeq has made an aggregate provision of NIS 110 million (approximately $31 million) for its pending litigation and the additional exposure as at September 30, 2013 for claims filed against the Bezeq Group companies on various matters and which are unlikely to be realized, amounts to NIS 7.9 billion (approximately $2.2 billion). NIS 1 billion (approximately $287 million) of this amount is for claims which at this stage cannot be assessed. All amounts are linked to the CPI and are stated net of interest. The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved. Since September 30, 2013, additional claims in the amount of NIS 439 million (approximately $124 million) were filed against the Bezeq Group and claims in the amount of NIS 784 million (approximately $221 million) were dismissed.

Our reporting policy is based on Bezeq's reporting policy, which is based on considerations of quality and of amount. Bezeq has determined that the minimum reportable amount deemed to be material would be events affecting net profit by 5% or more of Bezeq's ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes pending legal proceedings involving NIS 120 million or more which meet the 5% of pretax profit standard according to the Bezeq financial results for the year ended December 31, 2012, and legal proceedings in which the amount claimed is not stated in the statement of claim (except for claims that on their face do not reach the above amount), or claims that Bezeq believes have other aspects and/or implications beyond their monetary amount. The claims described below are updated in accordance with the updates we receive from the Bezeq Group companies and the public filings of Bezeq with respect to such claims.

Bezeq

Four claims were filed by various plaintiffs in the years 2003 to 2005 against Bezeq, the Broadcasting Authority and the State of Israel, for compensation for physical injury and damage to property, allegedly caused by radiation from the Hillel broadcasting station, the use of which was discontinued in December 2003. Three of the claims (one for NIS 46 million, another for more than NIS 15 million and the third with no estimated amount) were for damage to person and were heard in the Central District Court. The plaintiffs in these three claims filed an application for consolidation of the hearings of the claims, but the Court first ordered a stay of proceedings before dismissing the plaintiffs' application to resume proceedings in November 2012, stating the need to file a new claim. Subsequently, in December 2012, a new lawsuit was filed in the Central District Court against the State of Israel, the Broadcasting Authority, and Bezeq, based on the three aforementioned claims for alleged damage to 31 persons, 27 of which were directed against Bezeq individually. The fourth claim is being heard in the Tel Aviv District Court and is for alleged damage to property and financial loss. The amount of the original claim was NIS 141 million, but following the failure to pay the court fees by some of the plaintiffs, some of the plaintiffs were removed from the action decreasing the amount is NIS 23 million. In July 2013, the Court dismissed 21 of the 31 claims included in the December 2012 claim for physical injury and an appeal was filed in October 2013.

In November 2006, a claim was filed against Bezeq in the Tel Aviv District Court together with an application for its recognition as a class action, in the amount of NIS 189 million, on the grounds of unlawful collection of money in cases of disconnection due to non-payment. In February 2011, the plaintiff filed an additional claim together with an application for its recognition as a class action in the amount of NIS 44 million, in the Central District Court concerning a refund of payment for "related services" for the period after the line had been disconnected. The second claim from February 2011 and the application for its recognition as a class action were dismissed in March 2012 and an appeal was filed in May 2012.

In July 2010, a claim was filed against Bezeq in the Central District Court, together with an application for its certification as a class action, alleging that Bezeq misleads its customers into joining call plans with fixed monthly payments that result in a financial loss. The plaintiff is claiming restitution of the difference between the amount paid by customers on the new track and the amount they would have paid on the ordinary track, which he estimates is "tens of millions of NIS," as well as compensation of NIS 1,500 per customer for an alleged infringement of privacy. In June 2012, the Court approved a compromise settlement reached by the parties at a cost of NIS 6.5 million to Bezeq, and instructed that the settlement be sent to the relevant parties before it hands down the verdict. In August 2013, the Court approved the settlement, thus concluding the proceeding.

In October 2011, a claim was filed against Bezeq in the Tel Aviv District Court, together with an application for its certification as a class action, alleging that Bezeq unlawfully broadcasts its own advertising on the "Music on Hold" service (music played to callers while the dial-up to a Bezeq subscriber is under way) about subscribing to the service. The plaintiffs are seeking restitution of the service fees and compensation for prohibited advertising and estimate the total amount of the claim to be NIS 200 million, for the period commencing the date that Bezeq initiated this service. In October 2013, the Court approved a mutually agreed motion to withdraw the class action approval motion and the dismissal of the applicants' personal suit against Bezeq.

In November 2011, a person who claims to own 1,162 shares of Bezeq petitioned the Economic Department of the Tel Aviv-Jaffa District Court to approve the submittal of a derivative action in the amount of NIS 900 million against Bezeq's incumbent directors and against a former director. The application argued, among other things, that the Board members were in breach of their duty of care and fiduciary obligations towards Bezeq (and with respect to the controlling shareholder, his duty of fairness as well) by approving loans worth billions of shekels taken by Bezeq, which allegedly (i) were not used for Bezeq's benefit, (ii) were designated for the distribution of dividends for the purpose of reducing the financing costs of Bezeq's controlling shareholder, and (iii) resulted in a conflict of interest between their own personal benefit and that of Bezeq. Consequently, the plaintiff argued that Bezeq suffered losses in the form of heavy financing expenses in respect of those loans. Alternatively, the plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans, created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes. In January 2012, Bezeq and the Board of Directors submitted their response requesting a dismissal of the application. In June 2012, the Court resolved to dismiss the application after ruling that the applicant in this procedure was not a "shareholder" of Bezeq and was therefore not entitled to file a derivative claim in Bezeq's name. Subsequently, in July 2012, a new application to approve a derivative claim was filed in the Economic Department of the Tel Aviv District Court against the directors and officers of Bezeq by the father of the applicant whose application had been dismissed in June 2012.

In November 2012, an additional application was filed for certification as a derivative claim together with a derivative action in the Economic Department of the Tel Aviv-Jaffa District Court by a shareholder of Bezeq who holds 1,500 shares. The application was filed against Bezeq's incumbent directors, directors who no longer serve Bezeq and against the previous controlling shareholder of Bezeq (Ap.Sb.Ar. Holdings Ltd.). The application alleges, among other things, that the defendants approved the distribution of dividends and took loans with the purpose of serving the interests of the controlling shareholders, which resulted in a conflict of interests between their own personal benefit and that of Bezeq. Consequently, the decision making process and the disclosure given by Bezeq regarding these decisions was allegedly flawed and therefore the defendants were in breach of their duty of care towards Bezeq and with respect to the former and present controlling shareholder, it was alleged that they were also in breach of their duty of fairness. Consequently, the applicant alleged that Bezeq suffered losses of NIS 3.4 billion (gross) or NIS 2.64 billion (net) and is petitioning, among other things, for declarative relief of (i) nullification of extraordinary loans taken by Bezeq from the date of the change of control, (ii) nullification of Bezeq's outstanding payments to its shareholders originating in a capital write-down and (iii) restitution of dividends by Bezeq's controlling shareholder. During February and March 2013, responses to the request were filed by Bezeq and claimants, asking to reject the request.

In January 2013, the Court instructed the consolidation of the July 2012 and November 2012 applications. The consolidated application is in the evidentiary stage. In May 2013, the Court resolved to remove from the November 2012 application for certification as a derivative claim the previous controlling shareholder of Bezeq (Ap.Sb.Ar. Holdings Ltd.) and four former directors of Bezeq who are not domiciled in Israel.

In March 2011, Bezeq received an approval from the Tel Aviv District Court for a NIS 3 billion distribution to be distributed to Bezeq's shareholders in six equal, semi-annual payments during the period of 2011-2013. The Court approval was required as the amount of the distribution exceeded Bezeq's accounting profits according to its financial statements.

In July 2011, a motion was filed with the Economic Department of the Tel Aviv District Court by a holder of Bezeq's debentures (Series 5) seeking to cause Bezeq to re-examine its ability to make the distributions and to file an updated opinion with the Court, so that the holders would have the ability to object to the distribution. In September 2011, the Court confirmed an agreement between the parties, according to which the Court's approval of the distribution will not detract in any way from the obligations of Bezeq's directors and officers under any law. The Court stipulated that this was not intended to prevent a creditor from applying to the Court if he or she is able to demonstrate that Bezeq's solvency has significantly deteriorated. Pursuant to this decision, Bezeq stipulated that the ruling does not change its ability to make additional payments of the special distribution and dividends pursuant to its on-going dividend policy, and that no further application to the Court is necessary before each payment is made. In March 2013, another motion was filed against Bezeq in the Tel Aviv District Court (Economic Department) by a holder of Bezeq's debentures (Series 5), in which it objected the distribution of the fifth installment of the special dividend, as Bezeq does not satisfy the profitability test approved by the Court on March 31, 2011. In April 2013, Bezeq was served with an "objection to the distribution of the fifth installment of a dividend that is not paid out of profits," which was filed by the same debenture holder. Pursuant to the Court's recommendation, the objection to the distribution of the fifth installment of the special dividend was withdrawn in May 2013. The objection to the distribution was dismissed and, accordingly, the fifth installment of the special dividend was distributed in May 2013. In September 2013, the District Court (Economic department) postponed a motion to set dates for filing objections in the matter of the distribution of the sixth portion of the special distribution filed by the party holding Bezeq's debentures (Series 5). In September 2013, the sixth and final installment of the special distribution was paid.

In April 2011, a claim was filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action, alleging that in contravention of the law, Bezeq does not include a call details record in the phone bills that it sends to its subscribers. The application estimates the amount of the class action at NIS 127 million. In September 2012, another claim was filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action on the same matter, and the plaintiff estimates the amount of the claim at NIS 154 million. In April 2013, the Court approved the withdrawal of both claims and ordered their dismissal pursuant to its assessment that the claims had low chances for success, if any.

In February 2012, a claim was filed in the Jerusalem District Court against Pelephone, Cellcom, Partner and Bezeq, together with an application for its certification as a class action. The amount of the action is NIS 361 million. The claim relates to a failure to comply with the provisions of the law with respect to handicapped customers when rendering telecommunication services.

In April 2013, a claim was filed with the Tel Aviv District Court (Economic Department) by one of the shareholders of Bezeq, against Bezeq and us, as the controlling shareholder of Bezeq. The applicant petitioned for a declaratory relief that we have a personal interest in the dividend distribution which was brought to the approval of Bezeq's general meeting in April 2013, and that Bezeq should disclose information and documentation and summon the financial experts whose opinions were published by Bezeq in March 2013, in its notice of convening such general meeting. In April 2013, the Court dismissed the plaintiff's urgent application to expedite proceedings. Accordingly, the claim will be heard according to the dates prescribed by law, and the dates regarding the dividend distribution and the general meeting remained with no change. At a Court hearing held in June 2013, Mr. Shaul Elovitch, our controlling shareholder, was removed from the claim. The hearing has been postponed until April 2014.

In June 2013, an additional claim was filed against Bezeq, its Secretary and Eurocom Communications in the Tel Aviv District Court (Economic Department) by the same shareholder in which the Court was requested to issue a declarative ruling stipulating that the general meetings of Bezeq's shareholders from April 24, 2013 and June 13, 2013 were conducted unlawfully and that the manner of compensation defined and approved by the general meeting on June 13, 2013 with respect to the service of four directors of Bezeq (as part of the management agreement) is unlawful.

In January 2014, a claim was filed with the Jerusalem District Court, together with an application for its certification as a class action, against Koral Tel Ltd. ("Koral Tel"), a wholly-owned subsidiary of Walla!, which is a wholly-owned subsidiary of Bezeq, and two wholly-owned subsidiaries of Koral Tel. The plaintiff alleges that the respondents misled browsers of the "user opinions" column that appears on an Internet website operated by two of the defendants due to the order in which the opinions appear on the website. The applicant is seeking damages for the loss of time spent on reviewing irrelevant opinions and the stress caused to the group as a result of discovering the deception, or for any other damage determined by the court. The plaintiff set the damages at NIS 1.5 billion (including interest and linkage).

Employment-Related Claims

In September 2000, a claim was filed against Bezeq in the Jerusalem District Labor Court by 2,423 pensioners of Bezeq who had been employees of the Ministry of Communications and were reassigned to Bezeq when it was established. The plaintiffs petitioned for declaratory relief to the effect that grossed up tax payments, clothing supplements and wage incentives are ordinary wages which should be considered part of their effective wage for pension purposes and should therefore be included in the hourly calculation and when calculating percentage supplements. The plaintiffs also petitioned for declaratory relief to the effect that their last effective wage should be calculated based on their last wage (and not based on the average ranking) for pension purposes. Subsequently, the claim was amended so that all the relief relating to the plaintiff's pension rights was deleted from the statement of claim. The plaintiffs also reduced their claim to the wage incentive component and retracted their claim to the grossed up tax and clothing components. In December 2008, the Court dismissed the claim and determined that the premium paid to the plaintiffs is a real contingent supplement and that the premium component should not be included in the hourly value for the purpose of calculating compensation for overtime or when redeeming annual vacation which is paid as part of post-employment benefits. In March 2009, an appeal was filed in the National Labor Court which was dismissed in December 2011. In July 2012, Bezeq received a petition to the High Court of Justice for the issue of an order against the National Labor Court and Bezeq, in which the plaintiffs are petitioning to revoke the ruling and decisions of the National Labor Court. In accordance with the decision of the High Court of Justice, Bezeq filed a preliminary response to the petition. In July, 2013, the Supreme Court dismissed the petition which was filed in the High Court of Justice against the National Labor Court and Bezeq.

In February 2002, a notice of a party to a collective dispute was filed in the Jerusalem District Labor Court by the Histadrut in the name of Bezeq's employees. The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances payable to Bezeq employees are regular pay which form part of the determining salary of each employee. In April 2006, the Court denied all parts of the notice. In February 2010, a new party notice was filed, which relates only to the on-call fee component. Under the party notice, the Court was requested to determine that the on-call fee component be included in the hour value for calculating overtime pay and redemption of unused vacation pay. In November 2012, the Court ruled as requested in the party notice. Bezeq and the State of Israel appealed this ruling of the Court. The Histadrut appealed the Court's decision to dismiss its request that the prescription period be determined according to the date of the filing of the first party notice from 2002 (i.e., commencing in 1995), and not according to the date of the submission of the second party notice from 2010. Bezeq filed a counter appeal on the issue of the statute of limitations alleging that the prescription period had not stopped with the filing of the two party notices. The Court resolved to delay the decision on determining a date for the hearing in the case until after the High Court of Justice rules on the appeal filed against the ruling in a claim by pensioners of Bezeq. As set forth above, such appeal was rejected in July 2013. In January 2014, an en banc hearing was held in the case, and the judgment is pending.

In 2003, Bezeq filed a claim in the Tel Aviv District Labor Court against the Makefet Fund for compensation alleging breach of agreement between it and Makefet with respect to the calculation of the cost of early retirement of employees who were transferred to Bezeq from the Ministry of Communications. The amount claimed by Bezeq was NIS 280 million. The Makefet Fund denied the allegations and contended that it acted in accordance with the agreements. The lawsuit is in the stage of summary statements.

Several additional individual claims by employees and former employees are pending against Bezeq, concerning, among other things, recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other time.

Pelephone

In July 2008, a claim was filed with the Tel Aviv District Court against Pelephone together with a motion to certify it as a class action, for NIS 240 million. The claim is for the refund of amounts which the plaintiffs allege were over-collected from Pelephone's subscribers in connection with its collections of interest in arrears from subscribers whose accounts are past due, as well as interest where payments are rescheduled. The plaintiff also alleges that Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license. In October 2011, the Court gave the plaintiffs an option to abandon the claim without ordering expenses against them. In October 2011, the plaintiffs notified the Court that they insist on proceeding with the claim and the parties submitted written closing arguments.

In May 2010, a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action, against the four cellular companies (Pelephone, Partner, Cellcom and Mirs). The amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion. The applicants argue that the cellular companies are in breach of the following duties: (i) to erect cellular antenna sites of the required scope, proportion and deployment; (ii) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair; and (iii) to warn against the risks involved in how the cellular handset is held. The application includes numerous other requests for declaratory relief and applications for writs of mandamus relating to the above matter. In January 2013, Pelephone signed a compromise settlement with the plaintiffs to settle the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a period. This arrangement has been submitted to the Court and is awaiting approval.

In August 2010, a claim and a motion to certify it as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of NIS. According to the applicant, Pelephone should refrain from collecting value-added tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers for the services they use outside Israel, and an order instructing that the money collected to date be restituted. The parties agreed to submit written closing arguments.

In December 2010, a claim was filed in the Central District Court against Pelephone together with an application for its certification as a class action. The amount of the claim is not specified, but the applicant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the Court dismissed the application for certification, and in June 2012, an appeal was submitted to the Supreme Court.

In August 2011, a motion was filed with the District Court (Central Region) against Pelephone, Cellcom and Partner, together with an application for its certification as a class action. The amount of the action against the respondents is not specified. The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, contravenes the law and the provisions of the license granted to the operators. In September 2012, the Court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court and a hearing is scheduled for February 2014.

In March 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action. The grounds for the claim are that Pelephone allegedly makes false representations to the public in that the surfing speed on the respondent's cellular network is lower than specified. According to the claim, this state of affairs caused and causes cumulative personal loss of NIS 560. The total amount of the application is estimated to be approximately NIS 242 million, subject to data to be produced by Pelephone as part of the proceeding.

In May 2012, a claim of NIS 242 million was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action for NIS 124 million. According to the applicant, Pelephone does not inform customers who wish to subscribe for its services utilizing a handset which was not purchased from Pelephone, that since the handset does not support the 850 MHz frequency, they will only have partial reception on one frequency rather than two.

In August 2012, a claim was filed against Pelephone, Partner, and Cellcom in the Tel Aviv District Court together with a motion for its certification as a class action. The amount of the claim is estimated at NIS 120 million for all the defendants. Additionally, orders for mandamus and declaratory relief were requested. The applicants allege that when the defendants provide repair services for payment (either payment for the repair or a monthly payment for repair services), if a part of the handset is replaced, the defendants do not provide the customer with the replaced (broken) part, allegedly in violation of the law. Additionally, the plaintiffs alleged that the defendants use the replaced part in the future when providing repair services to other customers, thus enriching themselves twice.

In November 2013, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The claimant alleges that Pelephone discriminated against certain consumers in favor of others who received discounts and/or credits on a monthly basis, allegedly in contravention of Pelephone's obligation under its license and the law not to discriminate in the prices it charges for services. The claimant set the claim amount at NIS 300 million. In addition, the claimant petitioned the Court to issue a declaratory order that Pelephone acted contrary to the law and a mandatory injunction enjoining Pelephone from future violations.

Bezeq International

During the second quarter of 2008, four claims were filed with the District Court for the Central District together with an application for its certification as a class action against Bezeq International and two other service providers. The four claims were later consolidated into one claim. The claims related to the use of international calling cards to the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claimed, among other things, that (i) the calling cards provide an average of 50% of the call duration indicated to the purchasers of the cards; (ii) when Bezeq International deducts the time spent on unsuccessful call attempts it does not use units of round minutes as it indicates; (iii) Bezeq International provides misleading information about the number of units on the card; and (iv) it formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek Court approval to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards during the seven year period prior to filing the claim or during the proceedings themselves. The plaintiffs' estimate that the damages caused to all the members of the group is NIS 1.1 billion. The plaintiffs also petitioned the Court to order the defendants to cease their alleged improper conduct. In November 2010, the Court accepted the application for certification as a class action on the grounds of deception, but dismissed some of the grounds for the claimed action and ruled that the existence of deception, if existed, ceased after the purchase of a number of calling cards. Bezeq International filed a leave to appeal to the Supreme Court. In September 2012, the application for leave to appeal filed by Bezeq International was denied due to the settlement agreement signed by the other defendants in the proceedings and the plaintiffs. Due to the fact that the settlement agreement has not been approved by the Supreme Court as yet, further proceedings in the District Court have not been scheduled.

In December 2011, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International. The plaintiffs alleged that during October 2011, Bezeq International failed to provide its Internet customers with the speed it had undertaken in their contacts. The plaintiffs are seeking restitution of the monthly charge and compensation for distress, and they estimate the total monetary compensation claimed to be NIS 120 million. The lawsuit is in a preliminary stage.

In February 2012, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, seeking monetary damages against Bezeq International and two other licensees, based on facts similar to those alleged in the 2008 action with respect to the use of international calling cards. The plaintiff alleged that the respondents misled customers who purchased dialing services by means of pre-paid international calling cards with respect to the number of minutes on the card. The applicant estimates the amount claimed from Bezeq International (as well as from each of the other respondents), in the name of the entire group, to be NIS 2.7 billion.

YES

In March 2013, a claim was filed in the Tel Aviv District Court against YES together with a motion to certify it as a class action. According to the claimant, YES disconnected customers from channel 5+ and reconnected them only after such customers contacted YES and positively asked to be reconnected, but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The claimant estimated that his own damage is NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the class action.

In July 2013, a claim was filed in the Central District Court against YES and HOT, together with an application for its certification as a class action. The plaintiffs allege that YES and HOT were in breach of the provisions of the Israeli Communications Law in that over the years they advertised and promoted the affairs of different commercial entities as part of their broadcasts. The plaintiffs wish to represent all the subscribers of YES and HOT during the seven years prior to the filing of the action. The plaintiffs did not specify the amount of the action. In August 2013, YES sent notices to content providers and the producers to whom the violations alleged in the claim and application are attributed, in which it informed them that some of the claims addressed at it in the claim and application are for alleged actions and inactions allegedly carried out by them, and that it considers them responsible for any damage or shortage of funds caused to it, if such is caused to it, as a result of the violations in question. A preliminary hearing is scheduled to take place in February 2014.

In October 2013, a claim was filed in the Tel Aviv District Court against YES together with an application for its certification as a class action, claiming that money had been unlawfully charged by YES from its subscribers at arbitrary and variable sums for services provided to subscribers, initially for free or at reduced cost, with no notice to, or consent from, the subscribers. The applicant is asking the Court, among other things, to compel YES to repay the group members all of the sums collected from them and to compensate them for alleged negative impact on their freedom of engagement and/or distress from enforcing the continued engagement with YES. The applicant did not note the sum of the claim, with the exception of an assessment of the sum of non-capital damage amounting to NIS 8.6 million.

 REGULATORY

Regulation of Control Over Bezeq

Permit to Control Bezeq Granted to Members of the Eurocom Group

The Israeli Communications Law and the Communications Order provide that the control over Bezeq requires a control permit from the Ministers.

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, SP2, SP1, and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Israeli Communications Law and Communications Order. On April 13, 2010, the Control Permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders (the "Individuals' Control Permit"). According to the Communications Order, we are not allowed to transfer our control or any Means of Control which will result in a decrease of our minimum holding requirement in Bezeq (30%) without the prior consent of the Ministers. The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Control Permit or the parties to the Individuals' Control Permit. However, the parties may transfer the Means of Control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Control Permit.

According to the Control Permit, the parties (through SP2) must hold not less than 30% of any type of Means of Control (as described below) of Bezeq. Such percentage is permitted to decrease below 30% to no less than 29% for a period of six months, in the event of dilution resulting from the exercise of stock options by Bezeq employees. However, the Communications Order prohibits issuance of shares which will result in a decrease of our minimum holding requirement in Bezeq (30%) or our ceasing to control Bezeq without the prior consent of the Ministers (certain permitted issuances do not require the Minister's prior consent). Our SP2 subsidiary, which owns most of our Bezeq shares, is deemed to hold the Bezeq shares directly notwithstanding that ownership is recorded in the name of a trust company wholly-owned by Bank Hapoalim that has a lien over the Bezeq shares that SP2 holds as security for the repayment of the debt obtained for the funding of our acquisition of the Bezeq interest.

In accordance with the Control Permit, SP2, our subsidiary which holds the Bezeq shares is required to notify the Ministers of any changes in the composition of its board of directors every six months and if the change represents half or more of the members of the board of directors, within 30 days of the change. We and Internet Gold are also required to notify the Ministers of any "Exceptional Holdings" in Bezeq (as described below) immediately upon becoming aware of such event. We and Internet Gold are also required to notify the Ministers in the event a shareholder becomes a "principal shareholder" (namely, holds, directly or indirectly, over 5% of our issued and outstanding share capital) and regarding any 1% or more change in the holdings of a "principal shareholder" within 48 hours of becoming aware of such change. Our Articles of Association require our shareholders to notify us within a specified period of time after crossing any such threshold.

Under the Communications Order, no person may hold, directly or indirectly, "significant influence" over Bezeq or 5% or more of any particular class of Means of Control in Bezeq. The Communications Order defines "holding" as the holding, acquisition, transfer and encumbrance of the Means of Control in Bezeq, defines "significant influence" as the ability to substantially influence the activity of a company, either alone or together with others or using others, directly or indirectly, which arises by virtue of the possession of Means of Control therein or in another corporation, including where such ability is pursuant to the corporation's articles of association, or pursuant to an agreement (whether written or oral) with the controlling shareholder. "Means of Control" is defined under the Communications Order as the right to vote at a general meeting of the company, to appoint a director or general manager of the company, or to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. Additionally, no person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. A person shall be deemed to have "significant influence" if (i) he has the right to appoint a director or the chief executive officer; or (ii) if that person holds 25% or more of the Means of Control of a corporation. Additionally, no person, together with any other person, may appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers.

Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, "significant influence" or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized holding or acquisition is referred to as "Exceptional Holdings."

The Communications Order provides that in the event that a person holds "significant influence" or Means of Control in Bezeq, to a degree that requires the Ministers' prior approval, without receiving prior approval for such Exceptional Holdings (including as a result of the realization of a pledge over Means of Control), such person must report such Exceptional Holdings in writing to Bezeq and must submit an application to the Ministers for approval of such Exceptional Holdings all within 48 hours. Such application is required to be in the form of the questionnaire annexed to the Communications Order and must be accompanied by a power of attorney authorizing Bezeq's board of directors to sell the applicant's Exceptional Holdings (unless the Ministers have granted an exemption from providing a power of attorney). Following the submission of the application and all relevant documents, the Ministers have 60 days to inform the applicant and Bezeq as to their decision.

In addition to the possibility of obtaining a retroactive approval as described above, the Communications Order establishes the following procedure for the sale of Exceptional Holdings: (i) with respect to a person who has not applied for approval by the Ministers, as described above, such person must sell his Exceptional Holdings within seven days; (ii) with respect to a person whose permit has been revoked or has expired, and who has not submitted a new application, such person must sell his Exceptional Holdings within 14 days after the date of the revocation or expiration, as the case may be; and (iii) with respect to a person who has applied for approval by the Ministers, including a party whose permit has been revoked or has expired and who has submitted a new application, and whose application has been rejected, such person must sell his Exceptional Holdings within 60 days after the date on which the Ministers informed such person that his application has been rejected. If a person does not sell his Exceptional Holdings as detailed in sub-sections (i)-(iii) and Bezeq holds a power of attorney from such person as required by the Communications Order, Bezeq will sell the Exceptional Holdings within 60 days, on a stock exchange, in Israel or abroad, or through an off-exchange transaction. The proceeds of the sale will be delivered to the holder, less expenses involved in the sale.

In accordance with the Israeli Communications Law and Communications Order, and as set forth in our Articles of Association, a holder of Exceptional Holdings (including a holder that submitted an application for approval which was submitted to the Ministers, whether such application was rejected or has not yet been approved) will not be entitled to any rights in respect of its holdings in Bezeq, including with regard to the receipt of dividends, unless and to the extent permitted under the Communications Order. Accordingly, a holder of Exceptional Holdings will not have any voting rights at a general meeting of shareholders. Each shareholder participating in a general meeting of shareholders is required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in our company or his vote require the approval of the Ministers pursuant to the Israeli Communications Law and Communications Order. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings. If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office shall have no effect.

The holding of control, "significant influence" or 5% or more of any particular class of Means of Control without the required approval or in violation of the terms of the approval constitutes a criminal offense and could subject the holder to criminal penalties as follows: (i) a person transferring control of Bezeq or acquiring and holding control over Bezeq without the required approval is subject to three years imprisonment or a fine currently in the amount of NIS 2.26 million as well as an additional fine for each day the offense continues (currently in the amount of NIS 14,000 per day); (ii) a person holding "significant influence" or more than 5% of the Means of Control of Bezeq without the required approval is subject to six months imprisonment or a fine currently in the amount of NIS 226,000 as well as an additional fine for each day the offense continues (currently in the amount of NIS 14,000 per day); and (iii) a person transferring "significant influence" or Means of Control of Bezeq, knowing that as a result of the transfer, the holdings of the transferee require approval pursuant to the Israeli Communications Law or the Communications Order, without being first shown the appropriate approval by the transferee, shall be subject to a fine currently in the amount of NIS 226,000.

According to the Control Permit, SP2 must at all times be held by an "Israeli Party," as defined in the Communications Order, to the following extent:

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At least 19% of each of the Means of Control of SP2 must be held by an Israeli Party at all times; or

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At least 19% of the rights to vote at the general meeting of shareholders of SP2 and the rights to appoint directors of SP2 must be held by an Israeli Party at all times; and

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The right to appoint at least one-fifth of the directors of Bezeq and Bezeq's subsidiaries and not less than one director of each such company will be held by an Israeli Party at all times, provided that the percentage of the Israeli Party's direct or indirect shareholdings in Bezeq is not less than 3% of any of the Means of Control of Bezeq. Indirect shareholdings will be calculated as the product of the Israeli Party's lowest rate of holdings in each of the Means of Control in SP2, multiplied by the percentage of the holdings of the parties to the Control Permit in each of the Means of Control in Bezeq.

The Ministers have determined that we and Internet Gold are deemed to be "Israeli Parties," so long as we and Internet Gold are controlled by a citizen and resident of Israel and that the ownership interest of Messrs. Shaul Elovitch and Yossef Elovitch in our company and Internet Gold does not fall below 50% at any time.

The parties to the Control Permit may not be controlled by any foreign country, foreign government company or a foreign company controlled by a foreign government company. The Control Permit will terminate if the foregoing condition ceases to exist with respect to any such party without the approval of the Ministers. The Ministers may authorize a foreign government company to hold an interest in any such party, provided that the foreign government company's aggregate direct or indirect holdings in Bezeq do not exceed 5% of any type of Means of Control of Bezeq and that it does not control such party.

According to the Communications Order a "principal shareholder" or a person with "significant influence" in Bezeq shall not be one of the following:

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a hostile state, a citizen or resident of a hostile state, a corporation registered or incorporated in a hostile state or a corporation controlled by a citizen or resident of a hostile state; or

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a government corporation, unless approved by the Ministers.

In the event the Ministers find that the information they were provided in the application for the control permit is incorrect, that there has been a material change in the details provided by the parties to the Control Permit which justifies its cancellation, or such parties failed to submit a required report, and the Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, the Ministers may take action to cancel the Control Permit. Upon its cancellation, all the shareholdings purchased under the Control Permit will be deemed Exceptional Holdings as described above.

The Control Permit also authorizes an interested party in Internet Gold and our company that is not a party to the Control Permit or the Individuals' Control Permit to hold Means of Control in Bezeq, provided that such interested party does not hold more than 15% of any type of Means of Control of Internet Gold and our company. The foregoing authorization is subject to the condition (among others) that the percentage of holdings of the parties to the Control Permit in Internet Gold, of Internet Gold's holdings in our company and of Eurocom Communications' holdings in Internet Gold exceed 50% of the Means of Control in each of such companies at all times. We and Internet Gold are required to notify the Ministers of the share ownership of any such interested party.

If we, Internet Gold or any other member of the Eurocom Group subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely affected.

Any event in which a receiver is appointed with respect to our holdings in SP2 or SP2's holdings in Bezeq will constitute grounds for the cancellation of the Control Permit. In the event that the Control Permit is cancelled and an application to reissue a Control Permit is denied, our holdings in Bezeq must be liquidated within 15 to 60 days (depending on the cause for such cancellation) pursuant to the Communications Order.

The provisions of the Control Permit are subject to the terms of the Communications Order and Israeli Communications Law, as they may be amended from time to time.

The Control Permit will be adapted in connection with the consummation of the Offering to reflect the Transactions.

The Concentration Law

In December 2013, the Knesset passed the Concentration Law, which regulates the following principal matters: (i) limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; and (iii) limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (iv) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain events to consider control concentration factors and industry-specific competitive factors.

Limitations on the control of public companies through a pyramidal ownership structure

Prohibition on a second-tier company controlling another tier company

The purpose of the Concentration Law is to limit the possibility to control a "tier company" (generally defined as a company with publicly held debt or equity securities that are subject to reporting obligations under the Israeli Securities Law) through a pyramidal structure of additional tier companies. Each of Internet Gold, our company and Bezeq is considered a "tier company" for the purposes of the Concentration Law. A "second-tier" company is a tier company that is directly controlled by a first-tier company, and accordingly, our company is deemed a "second-tier" company under the Concentration Law.

The Concentration Law prohibits a second-tier company from controlling another tier company. In the case of existing pyramidal structures, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law (until December 10, 2019).

In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the means of control (including voting rights and right to appoint directors) in such tier company for the purpose of selling such means of control. The trustee shall act pursuant to the orders of the district court with respect to such means of control and will be entitled to petition the district court to rule, among other things, that an appointment of directors in the tier company that was made prior to the trustee's appointment is void, to cancel transactions between the controlled tier company and its controlling shareholder or transactions in which the controlling shareholder had a personal interest if they have not yet been completed and to order the cancellation of a dividend distribution that was not in the tier company's interests which occurred prior to the trustee's appointment. The district court may, instead of appointing a trustee and under certain circumstances, order that the means of control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by the district court, the means of control held by a second-tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company's shareholder meetings.

The Concentration Law sets forth certain mechanisms intended to enable a tier company, which is subject to the prohibition of controlling another tier company, to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law. These mechanisms enable the repurchase of publicly-held shares and the early redemption of publicly-held debt securities under a court-approved scheme of arrangement pursuant to the Israeli Companies Law, at fair value and in accordance with the conditions prescribed by the Concentration Law, while providing certain relief from shareholders or debenture holder majority requirements for the approval of the arrangement.

For additional information, see "Risk Factors—Risks Relating to Our Company—In accordance with the recently enacted Concentration Law, if either we or Internet Gold or unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, we will not be permitted to control Bezeq after such date."

Appointment of directors and the composition of the board of a "third-tier" company during the transition period

Beginning six months after the publication of the Concentration Law and until the end of the six years' transition period during which a "third-tier" company can no longer be controlled by a second-tier company, the board of directors of a company that is a "third-tier" company (such as Bezeq) must be comprised of a majority of "independent directors," within the meaning of the Israeli Companies Law, and the number of "external directors" pursuant to the Israeli Companies Law shall be at least half the number of the company's directors less one (rounded upwards) but not less than two. The election of such external directors will be by a majority vote of the shareholders and the controlling shareholder's vote will not be counted for such purpose. The Israeli Minister of Justice is authorized to enact regulations setting forth a lower number of required external directors, provided that such number will not be lower than one-third of the board members.

Limitations on the provision of credit to corporations and issuer groups

The Minister of Finance and the Governor of the Bank of Israel are authorized to enact regulations and directives limiting the amount of credit provided by financial institutions in Israel, cumulatively, to a corporation or a group of companies under the control of the same controlling shareholder. Such regulations have not yet been enacted.

For a description of the limitations on the allocation of rights in public assets under the Concentration Law, see "Regulatory—Bezeq Group—General—The Concentration Law—Limitations on the Allocation of Rights in Public Assets."

The Bezeq Group

The Bezeq Group is subject to various regulatory requirements and obligations including communications and broadcasting laws (including provisions applicable to providers of essential services), general antitrust law, securities and companies laws, consumer protection laws, planning and construction laws, environment, health and safety laws, as well as technical and other regulations. The communications and broadcasting industry in Israel is highly regulated and requires service providers to obtain licenses from, and comply with the terms of such licenses and the policy statements of, the Ministry of Communications or the Israeli Council for Cable and Satellite Broadcasting (the "Broadcasting Council") with respect to the various communications and broadcasting services, respectively, before offering such services to the public. Holding Means of Control in telecommunications services providers is also subject to regulation, including certain prohibitions on cross-holdings in communications companies. The ever-changing regulatory environment has had and will likely continue to have a material effect on the Bezeq Group's activities. Certain key provisions of the regulations governing the Bezeq Group's activities are set forth below. This description is not intended to be an exhaustive description of all regulations nor a review of specific obligations which have been imposed on the Bezeq Group.

As a general matter, the regulatory principles are set forth in the laws enacted by the Knesset, primarily the Israeli Communications Law. These laws are amended from time to time upon enactment by the Knesset. The laws authorize the Ministry of Communications (in some cases with the approval of the Economic Affairs Committee of the Knesset) to issue regulations which provide for specific requirements based upon the principles set forth in the applicable laws. In addition to the regulations, the Ministry of Communications issues policy statements after a public review and consultation process. These policy statements expand upon the Ministry of Communications' policy with respect to certain basic issues in the relevant market. The Ministry of Communications grants licenses in accordance with the Israeli Communications Law and regulations. Bezeq was also declared a provider of essential services under the Communications Order and is subject to the provisions of such order.

General

Structural Separation

Bezeq is subject to a duty to maintain structural separation between itself and its subsidiaries set forth in its domestic fixed-line license (including Pelephone, Bezeq International and YES). Separation is required between the managements of Bezeq and its principal subsidiaries, as well as separation between the financial and marketing systems, assets and employees.

The structural separation limitations result in high administrative overheads and place the Bezeq Group in an inferior competitive position compared with other Israeli communications groups that are subject to certain structural limitations, but not of the same scope.

In July 2013, the Knesset approved an amendment to the Israeli Communications Law, providing, among other things, that the authority of the Minister of Communications to mandate structural separation between two license holders for the purpose of providing certain services also includes separation between the provision of services to another license holder and the provision of services to a subscriber. According to the explanatory notes to the draft amendment, the existing form of structural separation in the Israeli communications market is expected to be gradually cancelled; however, structural separation between the provision of services to a subscriber and the provision of services to another license holder is expected to be required if a wholesale market does not develop or if its development encounters difficulties such as price discrimination and high barriers for entry.

In October 2013, the Ministry of Communications published a hearing for public comment regarding the implementation of new a regulatory regime in the ILD market. Under the proposed regime, domestic fixed-line operators and cellular telephony operators would be allowed to provide ILD services as part of the service packages they offer to their subscribers. The proposed regime would also allow domestic fixed-line operators and cellular telephony operators to provide international data transfer and transmission services. If such regulatory regime is approved, it could have a significant impact on Bezeq International's ILD operations.

Limitations on Marketing of Bundles

Historically, the structural separation limitations prevented Bezeq from marketing joint service bundles. Since May 2010, following the decrease of Bezeq's market share of the private fixed-line telephony services market to below 85%, Bezeq has been permitted to offer joint service packages with its subsidiaries to private subscribers, and since July 2012, Bezeq has been permitted to offer joint service packages with its subsidiaries to business subscribers, subject to approvals by the Ministry of Communications and other conditions contained in Bezeq's license, including the following:

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The joint service packages must be able to be "unbundled" so that each service included in a package must be offered separately and on the same terms; and

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At the time a request for approval of a joint service package is submitted, all of the services to be offered must be marketed as a package to private subscribers by a license-holder which is not a subsidiary of Bezeq, or a group that includes license holders that are not affiliated with Bezeq.

Joint service packages marketed by Bezeq's subsidiaries that include the services of Bezeq are also subject to similar limitations, including "unbundling" (except for a bundle offered by a subsidiary that only contains its ISP service with Bezeq's fixed-line broadband Internet infrastructure access service).

Despite the easing of the limitations on offering "unbundled" joint service packages in 2012, the Israeli Antitrust Authority informed YES and Bezeq that the marketing of "unbundled" joint service packages by Bezeq and YES constitute a restrictive arrangement which requires an exemption under the Israeli Antitrust Law and that the Israeli Antitrust Commissioner does not intend to grant such exemption. Consequently, such packages are not currently offered.

These limitations, and in particular the "unbundling" obligation, limit the Bezeq Group's ability to offer discounts on the components of a joint service package and effectively prevent the Bezeq Group from offering bundles, except for a bundle that contains fixed-line broadband Internet infrastructure access service and ISP service. Competing Israeli telecommunications groups are not subject to similar limitations in marketing joint service packages (other than a limitation on marketing bundles by HOT Net and other companies in the HOT Group).

Additional Limitations on Cooperation between the Bezeq Group Companies—Antitrust Laws and the Provisions of Bezeq's Domestic Fixed-Line License

Additional regulatory provisions impose limitations on cooperation between members of the Bezeq Group including provisions of Bezeq's domestic fixed-line license that obligate Bezeq to provide its services on an equal basis to all and to ensure that its relationships with its subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to the Israeli Antitrust Law and regulatory orders issued by the Israeli Antitrust Commissioner. Bezeq was declared a monopoly in its main fields of activity under the Israeli Antitrust Law, as discussed in the Fair Competition and Antitrust Laws section below.

Wholesale Market Regulation

In May 2012, the Ministry of Communications published the Wholesale Market Policy Document concerning expansion of the level of competition in the fixed-line communications market, primarily adopting the main recommendations of the Hayek Committee, which were published in October 2010. The key points of the Wholesale Market Policy Document are as follows:

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Owners of universal fixed-line access infrastructures that provide retail communications services, including Bezeq and HOT, will be obligated to sell wholesale services to other telecommunications services providers, including bit-stream access, lease of access segments, dark fibers, duct access and transmission services, on an equal and non-discriminatory basis and with no discounts for size. In this regard, a procedure was established for negotiating an agreement for these services and as soon as such agreement is signed, the infrastructure providers are required to publish a "shelf offering" for the sale of the services based on the agreement and which also includes additional services as the Ministry of Communications may determine from time to time and such services' prices. In this regard, "agreement" shall apply to an agreement entered into by an infrastructure owner and a substantial service provider that is not an affiliate of the infrastructure owner. When the Minister of Communications believes that an agreed term or price is (i) unreasonable; (ii) might hinder competition; (iii) might harm the public's interest, or (iv) might harm a services provider's interest, the Minister has the power to establish conditions or prices for the services. The infrastructure providers must submit to the relevant telecommunications services providers the information relating to distribution of their existing infrastructures, with exceptions to be defined.

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If a license holder or a company affiliated with a license holder sets a tariff for a retail communications service in a manner that may hinder competition, the Minister of Communications will take measures to amend the wholesale tariff that is relevant for the provision of the retail service accordingly.

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The ancillary activities, services and arrangements relating to the wholesale services (rental of space, maintenance, etc.), and the arrangements for ordering, payment terms, provisioning and their tariffs, will also be negotiated by infrastructure owners and service providers, and the infrastructure owners will be allowed to demand reasonable and non-discriminatory prices. In the absence of agreement between the relevant license holders, the Minister of Communications will determine such terms.

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The Ministry of Communications will make use of a model for enforcement and supervision, which will help the Ministry of Communications to (i) ensure that the tariffs set in the shelf offering are in accordance with the conditions set out above, (ii) monitor the actual provision of the wholesale services in a reasonable and non- discriminatory manner, and (iii) track the level of implementation of the wholesale market.

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Infrastructure owners will provide, on an ongoing basis, information about ordering of wholesale services and the deployment of existing infrastructure to other license holders in accordance with the requirements of the Ministry of Communications, subject to exceptions that will be determined by the Ministry of Communications.

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The "shelf offering" will be published on the websites of both the infrastructure owners and the Ministry of Communications. Upon publication of such "shelf offering," other entities (including affiliates of the infrastructure owner) may also purchase wholesale services on the same terms from the infrastructure owner, as long as such services shall be provided concurrently to any other entity, on a non-discriminatory basis. Under this procedure, Bezeq will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to third parties without discrimination.

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Within nine months of publication of the "shelf offering," the Minister of Communications will eliminate the structural separation between the infrastructure provider who published the aforementioned offering and the ILD providers and ISPs that are affiliated with such infrastructure provider, replacing it with an accounting separation, unless the Minister believes that this will adversely affect competition or the public interest. As a result, Bezeq will be able, for example, to offer bundles that include local and ILD services, broadband Internet infrastructure access services and ISP services.

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The Ministry of Communications will determine indicators or conditions under which the Minister of Communications may conclude that the level of development of the wholesale market and the level of development of competition based on joint service packages which include fixed-line telephony and cellular telephony services in the private sector, permits the grant of relief from the structural separation between an infrastructure owner and an affiliated cellular telephony operator, or the elimination of the structural separation and its replacement with an accounting separation.

•
If the Minister of Communications determines that the wholesale market has developed and the degree of competition based on joint service packages consisting of fixed-line services and cellular telephony services in the private sector permits, the Minister will consider eliminating the structural separation between an infrastructure provider and a cellular telephony operator who is affiliated with such provider.

•
The Minister of Communications will examine the matter of the unbundling of broadcasting services included in the joint service packages which also include Bezeq services (fixed-line telephony or cellular telephony) or broadband access services. The structural separation between the infrastructure providers and multi-channel television services providers will be eliminated if there is a reasonable possibility in the Israeli market to provide a basic television service package over the Internet by service providers with no nationwide infrastructure.

•
If a wholesale market does not develop in a satisfactory manner (based on parameters to be defined for this purpose) within 24 months of the publication of the Wholesale Market Policy Document, the Minister of Communications will take action to implement structural separation between the infrastructure and the services provided by general domestic fixed-line license holders.

•
Within six months of publication of the "shelf offering," the Minister of Communications is required to take action to change the method of control over Bezeq's tariffs so that tariffs will be controlled by setting a maximum price.

•
Within nine months of publication of the "shelf offering," the Ministry of Communications is required to formulate a regulatory scheme aimed at increasing the investment in and upgrade of fixed-line communications infrastructures in Israel.

In June 2012, concurrent with advanced negotiations that Bezeq was holding directly with various operators, the Ministry of Communications convened an engineering forum of the telecommunications operators to discuss the wholesale services, including the service portfolios for the provision of certain service configurations of bit-stream access and passive infrastructures. In November 2012, Bezeq entered into an agreement with Partner to provide bit-stream access. The agreement defines the principles and configuration of the service for the provision of Internet access that will support media, voice and television services via the Internet. Should the parties fail to reach agreement on prices until the date specified in the agreement, they will wait for the peremptory decision of the Ministry of Communications. Bezeq and Partner agreed to work towards signing a detailed agreement and that after signing such detailed agreement, Bezeq will be able to publish the agreement as a "shelf offering," whereby any other entity may apply and receive the service under the same conditions. Bezeq and Partner did not reach an agreement on prices within the period set forth in the agreement and are currently not negotiating the terms of a detailed agreement. Thus far, the Ministry of Communications has not published a peremptory decision.

In March 2013, Bezeq entered an agreement with Xfone for the provision of bit-stream access for a "small supplier," which agreement will not serve as a "shelf offering."

In June 2013, the Ministry of Communications published a hearing in response to the comments of the telecommunications operators, setting forth a list of services that the fixed-line infrastructure providers would be obligated to include in each "shelf offering."

In June 2013, the Ministry of Communications issued an order requiring Bezeq to provide Cellcom and Partner, under security restrictions, information about the geographic location of Bezeq's facilities and sites. The order obligates Bezeq to provide such information to any domestic fixed-line operator requesting the information for the purpose of preparing for the implementation of a wholesale market.

In July 2013, the Knesset approved an amendment to the Israeli Communications Law that includes certain provisions aimed, according to the explanatory notes to the draft amendment, at supervising competition after the implementation of the wholesale market. Such provisions grant the Minister of Communications the following authority:

•
To determine tariffs for interconnect services or for the use of communications facilities of one operator by another operator based, among others, on one of the following: (i) cost calculated according to a method determined by the Minister of Communications plus reasonable profit; and (b) another point of reference based on the payments for services provided by the operator, payments for comparable services or payments for such services in other countries.

•
To instruct, in a process set forth in the amendment, a license holder to take actions in order to prevent an immediate harm to competition or to the proper regular provision of services as a result of the actions of the license holder.

•
To instruct a license holder to inform the Minister of Communications of certain fees that it intends to charge and of changes to the fees, ahead of providing the service or carrying out the change to the fee, as the Minister will instruct.

•
If the Minister of Communications believes that a license holder intends to charge a fee that is not reasonable or a fee that raises concerns of harming competition, it may determine, for a period not exceeding one year, the fees that the license holder may charge for such service or for another service, or require the separation of the payment for a certain service from the payment for a bundle of services.

•
In addition, the Minister of Communications and the Minister of Finance will have the authority to determine maximum and minimum tariffs according to the parameters set forth above.

The foregoing amendment to the Israeli Communications Law broadens the Minister of Communications' authority with respect to regulating fees and tariffs. We believe that the effect of such amendment on the Bezeq Group will depend, in great measure, on the manner in which the Minister of Communications will use his expanded powers.

In January 2014, Bezeq received the Ministry of Communications decision pertaining to the list of wholesale services that the owners of infrastructure (including Bezeq) will be obliged to offer to service providers, including: managed broadband access (bitstream access) on a nation-wide connectivity level or on a regional or local connectivity level; breaking apart into sub-sections (sub-loop unbundling) (at this stage only in Bezeq's network and not in HOT Telecom's network); lease of dark fiber over the entire network; lease of optic wavelength "virtual dark fiber" in the core network; access to the physical infrastructure of cables, sub-cables, collectors, boxes and posts over the entire network; as well as wholesale telephony service. In addition, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services in Bezeq's network, as follows: (i) the framework for the provision of the wholesale services will be determined, in accordance with requirements that the Ministry will determine in licenses of infrastructure owners; (ii) the licenses of infrastructure owners (Bezeq and HOT Telecom) will be amended such that the definition of 'Infrastructure Service' will include the wholesale services in their entirety; and (iii) the regulations will determine maximum prices for the wholesale services set forth in the hearing notice. Bezeq was requested to submit its position with respect to the hearing no later than February 16, 2014. Bezeq has been reviewing the hearing documents, which include various details that require a complex analysis of the overall effect on Bezeq.

Bezeq is preparing to implement a wholesale market and to provide wholesale services. The effects on Bezeq will depend, in great measure, on the conditions, arrangements, and similar features of such wholesale market, which have not yet been determined. We believe that in addition to the possible negative impact on revenues and the delivery of end-to-end services to subscribers, the implementation of the wholesale market may have positive effects, including the possible gradual elimination of Bezeq's structural separation and the regulatory control over Bezeq's tariffs.

Prohibition on Controlling YES

Bezeq holds approximately 49.78% of the shares of YES (and an option to purchase additional shares constituting approximately 8.6% of YES's share capital). The remaining YES shares are held by Eurocom DBS which is (indirectly) controlled by Mr. Shaul Elovitch, who indirectly controls us. Pursuant to the terms set forth in the Israeli Antitrust Commissioner's approval for our acquisition of control in Bezeq, the voting rights with respect to the shares held by Eurocom DBS were granted to a trustee, who may exercise such rights pursuant to a proxy provided to it.

In August 2009, the Israeli Supreme Court accepted the Israeli Antitrust Commissioner's objection to the contemplated merger between Bezeq and YES. In view of the Supreme Court's ruling, Bezeq determined that it would not be able to control YES. The Israeli Antitrust Commissioner's approval of our acquisition of control of Bezeq was conditioned, among other things, upon the sale by Eurocom of its holdings in YES within a defined period of time.

On October 27, 2013, the Israeli Antitrust Authority provided Bezeq with its initial draft of terms for the possible merger of YES with Bezeq. On the same date, Bezeq's Board of Directors adopted a resolution indicating its interest in principle to examine the option to increase its holdings in YES, subject to conducting due diligence and examining the conditions to be established by the Israeli Antitrust Authority. On November 6, 2013, the Israeli Antitrust Authority issued for public comments the draft terms on which it will consider a merger between Bezeq and YES. The draft terms include the following: (i) Bezeq will not impose any restriction on the consumption of broadband Internet infrastructure access services (including by way of pricing or quality of service) as a result of the subscriber's cumulative surfing volume; (ii) Bezeq will not collect any payment from an ISP provider for the relative portion of the ISP's connection to Bezeq's network used to provide television services; (iii) Bezeq shall not cause a restriction or blockage on the ability of a subscriber to use any service or application via the Internet at any time; and (iv) Bezeq's television services will be sold and supplied on equal terms to all Bezeq subscribers, whether or not they purchase additional telecommunications services from Bezeq. In addition, Bezeq will not be able to offer a service package that includes television services, unless television services can also be purchased separately on identical terms to those under which television services are sold as part of the service package. The price of television services as part of a service package shall be presented separately from the rest of the services. The arrangements relating to the transfer of voting rights with respect to Eurocom DBS's ownership interest in YES to a trustee may not be cancelled before the cancellation of all the exclusivity arrangements concerning the purchase of other programming by YES. The draft terms also provide that Bezeq and YES will not be parties to exclusive arrangements with respect to other programming and that for a period of two years following the approval of the merger, YES shall not prevent any entity (other than entities that hold a broadcast license at the time of the merger approval), from purchasing rights in original programming (excluding new productions). If the merger between Bezeq and YES is approved, the Bezeq Group could benefit from potential cost savings, as well as additional revenue and marketing synergies. However, no assurance can be given that the merger of YES and Bezeq will be approved on terms reasonably acceptable to Bezeq, or at all.

In light of YES's holding structure and primarily as a result of the provisions of the Israeli Companies Law applicable to Bezeq as a public company, cooperative ventures between YES and other members of the Bezeq Group (such as agreements for mutual marketing of products and services) are currently subject to special approval procedures, mainly a requirement to approve certain transactions as a "related party transaction" under the Israeli Companies Law, including an approval by special majority of Bezeq's disinterested shareholders. These restrictions currently limit the Bezeq Group's ability to benefit fully from its relationship with YES.

The Concentration Law—Limitations on the Allocation of Rights in Public Assets

The Concentration Law establishes a procedure that governmental authorities are required to follow when granting rights (such as a license, franchise or an agreement with the State of Israel for the operation of essential infrastructure) in "Essential Infrastructure Fields" to an entity that is a "Concentrating Entity." "Essential Infrastructure Fields" include activities for which certain telecommunication licenses are required (excluding a specialized domestic operator (such as a VoB operator) and radio and cellular phone operator), broadcasting licenses, various types of licenses in the energy field, water production, natural resources and other areas.

A "Concentrating Entity" is an entity that will be included in the list of concentrating entities that will be promulgated under the Concentration Law, which will include, among others, a significant non-finance company—a corporation or group whose sales turnover exceeds NIS 6 billion, or NIS 2 billion in a monopoly market, or whose total credit exceeds NIS 6 billion, as well as an influential entity in the field of broadcasting or printed media (including, among others, newspapers and publishers, broadcasters, news producers, cable and satellite television broadcast licensees).

Bezeq will be deemed a Concentrating Entity under the Concentration Law and, as a result, each corporation owned by Bezeq and by the Eurocom Group will be deemed a "Concentrating Entity." In addition, YES will be deemed to be an influential entity in the broadcasting field and, as a result, it too will be deemed a "Concentrating Entity."

The Concentration Law contains provisions according to which a governmental authority is entitled to not grant rights in an Essential Infrastructure Field to a "Concentrating Entity," after finding that not granting such rights is unlikely to cause significant harm to the relevant field and its regulation. A governmental authority may not award, and may not determine conditions for the award of rights, in Essential Infrastructure to a "Concentrating Entity," before considering control concentration factors and consulting the Committee for Reducing Concentration that will be established in accordance with the Concentration Law, which must, in turn, provide its opinion within a period of 60 days from the governmental authority's referral. The governmental authority and the Committee are obliged to consider, among other things, factors concerning the prevention of the expansion of the operations of the "Concentrating Entity."

The extension of existing licenses in an Essential Infrastructure Field for a cumulative period exceeding ten years will be considered an "award of rights" and will, therefore, be subject to the foregoing provisions. In addition, the procedure described above will also apply to the grant of approval for the transfer to a "Concentrating Entity" of means of control of companies held by the State of Israel or that were previously State-owned companies (such as Bezeq).

The foregoing provisions will become effective in December 2014, except that the provisions concerning the extension of existing licenses will become effective December 2017.

In addition, a governmental entity must consider factors relating to the promotion of an industry's competitiveness when awarding certain types of rights, which include rights in "Essential Infrastructure" as well as licenses for fields of activity that are not considered as Essential Infrastructure if the number of workers in the industry subject to the award of rights is restricted. The Israeli Antitrust Commissioner will publish a list of rights whose award may have a significant impact on competition and an entity will be required to consult with the Israeli Antitrust Commissioner before awarding any of the listed rights.

Consumer Protection

Changes in consumer legislation regularly affect the operations of Bezeq and its subsidiaries. The Bezeq Group is subject, among other things, to the Israeli Consumer Protection Law and regulations promulgated thereunder. The Israeli Consumer Protection Law allows consumers to cancel transactions and to disconnect from on-going services and requires service providers to obtain the express consent of a customer to continue the service after the end of an initial term of the contract. The Israeli Consumer Protection Law also sets forth provisions concerning a refund of charges that were collected from subscribers not in accordance with the terms of the agreement with them, as well as a maximum waiting time for a human response in call centers. In addition, a number of pending legislative proposals provide for additional consumer protection and may affect the conduct of Bezeq and its subsidiaries with their subscribers.

Limitation on the Exit Fees a License-Holder May Collect From a Subscriber

Under the Israeli Communications Law, fixed-line telephony subscribers, ILD subscribers and pay television subscribers whose average monthly bill is less than NIS 5,000 and who entered into an agreement after August 8, 2011 cannot be charged exit fees, nor can the subscriber be denied a benefit that he or she would have received had he or she not terminated the agreement. Commencing November 8, 2011, the amendment also applies to subscribers who entered into agreements before the amendment became effective and subsequently cancelled their agreements. In addition, a telecommunications license-holder may not demand immediate payment of the balance owed for terminal equipment in the event of cancellation of the agreement.

Similar provisions applied to cellular telephony operators with respect to subscribers with a certain number of phone lines. In April 2012, an amendment to the Israeli Communications Law was published, eliminating exit fees for cellular telephony customers that hold up to 100 phone lines and who entered into agreements with the cellular telephony operator subsequent to November 1, 2011.

In October 2013, the Ministry of Communications delivered to Bezeq an initial inspection report stating that Bezeq prevents subscribers that terminate their agreement with Bezeq from receiving a refund for terminal equipment (routers), allegedly in violation of the provisions of the Israeli Communications Law.

Bezeq submitted its response to the Ministry of Communications objecting to the initial determination reflected in the inspection reports. We believe that Bezeq acts lawfully.

Interconnect Tariffs

All fixed-line, cellular telephony and ILD operators in Israel are legally required to provide interconnection services to any other licensed telecommunications operator in Israel. The interconnect tariffs are set forth in the Israeli Communications Regulations (Telecommunications and Broadcasts) (Payments for Interconnect) 2000 that impose a uniform call interconnect tariff for fixed-line and cellular telephony operators.

Commencing January 1, 2011, the interconnect tariffs that cellular telephony operators may collect from customers were significantly reduced. Below are the interconnect tariffs that cellular telephony operators could and may collect from customers as of the dates indicated:(*)

Tariff	From 2014 onwards	At December 31, 2013	At December 31, 2012	At December 31, 2011
Call minute interconnect tariff	6.01	6.43	6.78	7.15
SMS (text) interconnect tariff	0.14	0.15	0.16	0.17

(*)
The tariffs, which are denominated in Agorot (NIS 0.01) are revised annually on January 1 each year and linked to the CPI (the base index being the average CPI for 2009), plus both VAT and the rate of royalties applicable to cellular telephony operators under the Royalties Regulations multiplied by the indexed interconnect tariff. The tariffs in the table do not include VAT.

In October 2013, the Ministry of Communications declared that interconnect tariffs on a fixed-line network will be reduced and set as a maximum tariffs of NIS 0.001 per minute throughout the day (VAT not inclusive). The tariff would be linked to the CPI and updated once a year.

We believe that the change in the interconnect tariffs will have an immaterial adverse effect on Bezeq's results.

Royalties

The Israeli Communications Law states that a holder of a license for the provision of telecommunications services shall pay royalties to the State of Israel out of its revenues from providing the services named in the applicable Israeli royalties regulations. In 2012, the applicable rate of royalties was reduced on average to 1.75% for Bezeq and YES and to 1.3% for Pelephone (the rate of royalties for Bezeq International is 1%), and from 2013 the rate is 0% for all of the Bezeq Group companies.

Administrative Enforcement

During 2011, the Israeli Securities Law was amended, and during 2012, the Israeli Communications Law and the Israeli Antitrust Law were amended. All the amendments introduced administrative enforcement procedures and authorized the relevant regulators to impose monetary sanctions for violation of these laws, the regulations promulgated thereunder and regulatory orders issued thereunder. Administrative enforcement was also introduced to labor laws with the legislation of the Enforcement of Labor Laws Law, 2011. Similar amendments to the Israeli Consumer Protection Law and the Protection of Privacy Law, 1981 are in advanced stages of legislation.

Copyright/Trademark Laws

Israel grants copyright protection to original literary, dramatic, musical and artistic works, as well as sound recordings and computer programs under the Israeli Copyright Law. Copyright protection automatically exists with respect to works which comply with the terms set forth in the Israeli Copyright Law and generally runs from the date of creation until the end of the seventieth year after the year of the death of the author.

In Israel, trademarks are governed by the Trade Marks Ordinance (New Version), 1972. A trademark registration is valid for 10 years from the date of the trademark application and the registration may be renewed for further periods of 10 years after each renewal. The Bezeq Group has numerous registered trademarks and trademark applications, see "Description of our Business—Intellectual Property."

Bezeq

Communications Order

Bezeq was declared a provider of essential telecommunications services under the Communications Order. By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them. Among these services are basic telephony services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order.

The main provisions of the Communications Order are:

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Limitations on the transfer and acquisition of Means of Control, which includes a prohibition on holding "significant influence" over Bezeq or 5% or more of Means of Control of a certain kind without the prior written approval of the Ministers. Transferring, holding or acquiring control in Bezeq requires the approval of the Ministers by means of a control permit. Any unauthorized holding or acquisition is referred to as "Exceptional Holdings." Exceptional Holdings must be sold within the periods prescribed by the Communications Order. Nationality requirements were established for the controlling shareholder in Bezeq. For more information see "Regulatory—Regulations of Control Over Bezeq—Permit to Control Bezeq Granted to Members of the Eurocom Group."

•
A duty to report to the Ministers upon demand is imposed on Bezeq with respect to any information on matters relating to provision of an essential service.

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75% of the members of the Board of Directors of Bezeq must be Israeli citizens and residents who have security clearance from the General Security Service.

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The Chairman of the Board of Directors of Bezeq, the external directors (within the meaning of the Israeli Companies Law), the chief executive officer, the deputy chief executive officer and other office-holders in Bezeq as listed in the Communications Order, must be Israeli citizens and residents and have a security clearance appropriate to their functions.

•
The approval of the Ministers is required for the grant of rights in certain assets of Bezeq (switches, cable network, transmission network and data bases). In addition, the grant of rights in Means of Control in the subsidiaries of Bezeq, including allotment of more than 25% of the shares in a subsidiary, requires the approval of the Ministers.

•
Provisions were established for the protection of computerized systems and the purchase of hardware and software.

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Certain actions of Bezeq require the approval of the Minister of Communications, including voluntary liquidation, a settlement or arrangement between Bezeq and its creditors, a change or reorganization of the structure of Bezeq and a merger or split of Bezeq.

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The ongoing management of Bezeq and the center of its business must be in Israel, and Bezeq's board and shareholder meetings must be held in Israel.

Bezeq's Domestic Fixed-Line License

Bezeq was granted a general domestic fixed-line license for an unlimited period. The principal provisions of the license include:

•
Scope of license—Bezeq must provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The Minister of Communications may modify or cancel the license or make it contingent. The license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

•
Structural separation—Bezeq must operate under the principles of structural separation (see —The Bezeq Group—General—Structural Separation").

•
Marketing joint service packages—Bezeq may request permission to market joint service packages, subject to certain limitations (see "—The Bezeq Group—General—Limitations on Marketing Bundles").

•
Tariffs—If Bezeq provides a service or package of services for which no tariff is set under the Israeli Communications Law, such service or services must be offered at a reasonable price to all, without discrimination and at a uniform tariff.

•
Operations of networks and service standards—Bezeq is required to maintain and operate its network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services on an ongoing basis. The license includes an appendix, "Service Standards for the Subscriber," which is to be amended after Bezeq provides the Ministry of Communications with data. Bezeq submitted its proposal for an amendment to the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been adopted.

•
Duty to provide services—Bezeq is required to provide interconnect services to other public switching networks and to allow other telecommunications license holders to use its network. Bezeq has a duty to provide infrastructure services to other telecommunications license holders on reasonable and equal terms and must refrain from providing preferable terms to its affiliates. Bezeq is also obliged to provide some of its telecommunications services to the entire public in Israel. According to the Ministry of Communications' interpretation of this provision and the provisions regarding the provision of infrastructure services to license-holders, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators for services which compete with those of Bezeq.

•
Security arrangements—Bezeq's license includes provisions relating to the operation of its network in times of emergency. Bezeq is required to design and operate its network in a manner that will prevent its collapse in an emergency. Bezeq provides special services to the security forces and is required to provide telecommunications services and maintain terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the Israel Defense Forces. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained with the applicable provisions in its license.

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Supervision and reporting—The license imposes on Bezeq extensive reporting requirements to the Ministry of Communications. In addition, the Director General has the authority to enter the facilities and offices used by Bezeq and to seize documents.

•
Revocation of the License—Pursuant to the Israeli Communications Law and the provisions of Bezeq's license, the Minister of Communications may revoke the license in certain events, including, among others, in the event of a material breach of the license by Bezeq or an immaterial breach of the license that was not cured in accordance with the instructions of the Minister of Communications, in the event that certain insolvency or liquidation proceedings are initiated against Bezeq, failure to comply with certain instructions provided under the Israeli Communications Law or to perform the services in an adequate manner, or if the public interest requires the revocation of the license.

•
Miscellaneous:

(
) The license includes limitations on the acquisition, maintenance and transfer of Means of Control pursuant to the Communications Order, as well as on cross-ownership, which are mainly a prohibition on cross-holdings by entities with an interest in another material domestic fixed-line licensee, and limitations on cross-holdings by entities with domestic fixed-line licenses or general licenses in the same segment of operation.

(
) Bezeq is required to prepare a draft of the standard agreement it plans to offer to subscribers and to submit them for the review by the Director General upon demand. The Director General has the authority to instruct that changes be made. Bezeq is in the process of preparing such an agreement.

(
) Pursuant to the requirement of the license, Bezeq provided a $10 million bank guarantee to secure its fulfillment of the terms of the license and to indemnify the State of Israel against any loss it may incur due to violations. The Minister of Communications may declare the guarantee or part of it forfeit based on the terms of the license.

(
) The Director General has the power to impose a monetary sanction for violation of any of the terms of the license.

(
) During a calendar year, Bezeq may invest up to 25% of its annual income in activities not connected with the provision of its services (the income of its subsidiaries is not considered income for this purpose). The Minister of Communications is authorized to grant a variance from that percentage.

Fair Competition and Antitrust Laws

Provisions prohibiting Bezeq from engaging in anti-competitive practices can be found in its domestic fixed-line license, in the various communications regulations and in the Israeli Antitrust Law.

Bezeq was declared a monopoly under the Israeli Antitrust Law in its main fields of activity, including basic fixed-line telephony services, provision of communications infrastructure services, transfer and transmission of broadcasting services to the public, provision of high-speed access services through its access network to subscribers and provision of high-speed access services for ISPs through a central public telecommunications network.

In October 2010, Bezeq began to provide infrastructure and transmission services to competing telecommunications operators following an examination carried out by the Ministry of Communications. In October 2011, the Israeli Antitrust Authority informed Bezeq that the Commissioner was considering issuing a ruling to the effect that Bezeq had violated the provisions of the Israeli Antitrust Law by, among other things, not providing fixed-line infrastructure and transmission services for telephony and Internet services to its competitors, Cellcom and Partner.

In February 2013, the Israeli Antitrust Authority informed Bezeq that the Israeli Antitrust Commissioner was considering issuing a ruling to the effect that Bezeq had abused its position as a monopoly in that it had adopted a prohibited practice in connection with a campaign in which it had offered new subscribers a certain promotional rate. The Israeli Antitrust Commissioner contends that the price set by Bezeq places competitors who use VoB technology and wish to offer this service at a disadvantage, as the price of the Internet line (which is required for supply of the service by VoB technology) is higher than the price of the service that Bezeq offered its customers. During 2013, Bezeq submitted its response to the hearing, stating that it believes it acted lawfully and that the considered ruling is not required.

Bezeq has adopted an internal compliance procedure containing guidelines and an internal reporting and control system in order to make sure that the activities of Bezeq and its employees are carried out in accordance with the provisions of the Israeli Antitrust Law.

In October 2013, the Ministry of Communications issued a hearing notice regarding new regulation in the international telephony services market. In accordance with the proposed regulation, each holder of a domestic fixed-line license and cellular telephony license will be permitted to provide international telephony services as part of the services packages that it offers its subscribers, according to the terms set forth in the hearing notice. The proposed regulation also includes the provision of international transmission and data communication services by domestic fixed-line telephony and cellular telephony providers.

Control of Bezeq's Tariffs

Bezeq's telephony tariffs and certain other tariffs are prescribed in regulations. As a result of a deliberate regulatory policy, the monthly usage tariff for a fixed-telephone line is set at a level that does not cover the costs involved in providing it (a situation known as "accessibility deficit"). This deficit has been reduced over the years, but still exists. The tariffs are updated according to a formula set forth in the regulations. Bezeq's controlled tariffs are reviewed by a public committee every few years, at which time Bezeq is exposed to material changes in its tariff structure and tariff levels. The mechanism for the update of the tariffs has resulted in the erosion of the tariffs over time.

Control of the tariffs creates or could create difficulties for Bezeq in providing an appropriate and competitive response to changes in the market and in offering competitive prices on short notice. In addition, the restrictions on granting discounts on tariffs limit Bezeq's ability to participate in certain tenders.

Under the Israeli Communications Law, Bezeq may apply to the Minister of Communications and the Minister of Finance, for an approval for an alternative payment package for a set of services for which tariffs are prescribed in the regulations, subject to certain conditions. Unless either the Minister of Communications or the Minister of Finance announces his objection within the period set forth in the Israeli Communications Law, Bezeq may offer the alternative payment package.

Under the Israeli Communications Law, a telecommunications license holder can demand reasonable payment for a telecommunications service for which the tariff is not set in the regulations. Bezeq sets the tariffs for these types of services.

Deployment of Communications Facilities

The deployment and manner of set-up of communication facilities in Israel are regulated by the National Outline Plan ("NOP") for Communications 36 ("NOP 36") and "NOP 56" (in the Palestinian Administered Territories). These plans were designed to ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards, minimizing damage to the environment and simplifying and increasing the efficiency of the processes involved in setting up new facilities.

Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations. Bezeq has obtained building permits for most of its small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A. Given the exemption granted under the orders of the Planning and Construction Law and of the Israeli Communications Law, we believe that Bezeq is not obliged to obtain building permits for miniature broadcasting installations, which are "wireless access facilities" under those laws. There are a number of initiatives to cancel this exemption, and its cancellation could have materially adverse implications, including making it difficult for Bezeq to provide universal service as required by the provisions of its license.

NOP 56 became effective in June 2008 and regulates the manner of erection and licensing of communications facilities in the Palestinian Administered Territories. NOP 56 has transition provisions for facilities erected with a permit for small installations. The guidelines also include a requirement for obtaining a communications license and the receipt of necessary consents from the Commissioner of Government Property at the Civil Administration. As of December 31, 2012, Bezeq has obtained licenses for 72 installations in the Palestinian Administered Territories and is in the process of obtaining licenses for an additional nine installations in the Palestinian Administered Territories.

Recent Regulatory Developments

New Fixed-Line Infrastructure Company

As a result of a process initiated by the State of Israel, IBC, a third fixed-line communications infrastructure company was recently established, 40% of which is held by the government-owned IEC and 60% of which is held by a consortium of non-government companies that was selected by the IEC in a tender procedure in June 2013. In August 2013, IBC was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks. According to the license, IBC will enter into an agreement with the IEC to use the IEC's fiber optic network in Israel to provide wholesale products to telecommunication services providers. In addition, IBC was granted a five-year special license to provide wired domestic data communications services, according to which it is entitled to provide IPVPN services and broadband data communications services.

Prohibition on NDSL Services

In April 2012, the decision of the Ministry of Communications to cancel NDSL services ("naked" DSL services) became effective. Accordingly, Bezeq may not discriminate in pricing between subscribers who use its fixed-line broadband Internet infrastructure access service together with fixed-line telephony services and subscribers who only use the fixed-line broadband Internet infrastructure access service.

VoB or VoC Services

In November 2012, the Ministry of Communications determined that VoB or VoC services ("Voice over Cellular"—broadband telephony services provided by a virtual cellular telephony operator) will be regulated through a general domestic fixed-line license or special license, as applicable. The Ministry announced that it will publish an amendment to the general and special domestic fixed-line licenses which currently apply to VoB services. We believe that the marketing of VoC services as part of a domestic fixed-line telephony license will increase competition.

Pelephone

Cellular Telephony Licenses

Pelephone has been granted a general license to establish and operate a cellular telephone network in Israel, which is valid until September 8, 2022. In addition, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular telephony services in the Administered Territories that is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications are also applicable to this license. The following are the principal provisions of Pelephone's general cellular telephony license:

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Under certain circumstances, the Minister of Communications is entitled to modify, restrict or suspend the terms of the license, and in certain instances to revoke it.

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The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by means of a charge), directly or indirectly, of control or of 10% or more of any Means of Control in Pelephone, unless the Minister of Communications has given his consent beforehand. The license includes certain prohibitions on crossholdings in Pelephone and in other telecommunications operators

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Pelephone is obliged to provide interconnect services under equal terms to all other operators and must refrain from any discrimination in the implementation thereof.

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Pelephone must refrain from giving a preference in providing its infrastructure services to a licensee with an interest (as defined in the license), such as a related party, over another licensee.

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Pelephone is generally not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except as stipulated in the license.

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In periods of emergency, the relevant governmental authority may issue certain instructions to Pelephone with respect to its mode of operation and/or manner of provision of services.

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The license sets forth the types of payments that Pelephone may collect from its subscribers for cellular telephony services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying its tariffs. The license also determines the Minister's power to intervene in setting tariffs in certain instances.

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The license commits Pelephone to provide a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

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To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone has furnished a $10 million bank guarantee, which is subject to forfeiture.

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Pursuant to the Israeli Communications Law and the provisions of Pelephone's license, the Minister of Communications may revoke the license in certain events, including, among others, in the event of a material breach of the license by Pelephone or breach of certain obligations specified in the license, in the event that certain insolvency or liquidation proceedings are initiated against Pelephone, if officers of Pelephone are convicted of committing certain offenses, or if the public interest requires the revocation of the license.

Limitations on Charges for Roaming Services Abroad

In December 2013, the Minister of Communications approved an amendment to the licenses granted to the cellular telephony operators (including Pelephone) effective as of February 18, 2014, which primarily provides as follows: (i) new and existing subscribers will be blocked from international cellular Internet services, subject to certain exceptions; (ii) subscribers who purchased an international roaming package will receive an alert by text message (SMS) when reaching a certain usage rate for each component in the package; and (iii) subscribers will be blocked from using international roaming when reaching the roaming limit of the purchased package. In addition, the Minister of Communications announced that he will consider opening the roaming market to competition between all operators, for which purpose there will be a separation between international roaming services and the roaming services that the subscriber receives from its local cellular telephony operator.

Allocation of Frequencies

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and is applicable to Pelephone's use of radio frequencies as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For several years, there has been a shortage of radio frequencies for public use in Israel (due in part to the allocation of many frequencies for security uses), and the Israeli government has limited the number of licenses issued for the use of frequencies, while increasing fees payable in respect of the allocation of frequencies. The shortage of frequencies may also cause difficulties in implementing certain technologies (e.g. advanced technological infrastructures such as LTE).

LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in use in the Israeli market. In March 2012, the Ministry of Communications published a work plan with respect to the introduction of LTE technology. Pelephone expects that the Ministry of Communications will issue a tender for allocating LTE frequencies in 2014. The Ministry of Communications' policy with respect to the allocation of LTE frequencies, as well as technological developments in the area of LTE, could have a significant effect on the market.

Network Site Permits

The set-up and operation of a wireless communication infrastructure, including cellular communications, are subject to the provisions of the Planning and Construction Law and the Israeli Radiation Law and permits from the Ministry for Protection of the Environment are required.

Local Building Permits

Pelephone's cellular telephony services are provided through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular telephony services requires setting-up cellular sites and changes in configuration and existing antenna systems. Pelephone has deployed two main types of broadcasting sites: (i) macro sites that require a building permit from planning and building councils; and (ii) wireless access devices, which historically did not require a building permit. Under a temporary order of the Israeli Supreme Court initially issued in September 2010, Pelephone is currently not subject to certain limitations with respect to the erection of new wireless access devices absent a permit, as described below.

The licensing of cellular broadcasting sites is governed by the National Outline Plan for Communications 36 ("NOP 36"). The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape. Pelephone and its competitors have encountered difficulties in obtaining some of the required approvals and in particular, approvals from planning and building authorities. There is a pending proposal to amend NOP 36, which may result in more stringent regulations that could complicate and impede the process of obtaining building permits for cellular sites. Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to assist in the review the proposal to amend NOP 36.

Pelephone's ability to maintain and preserve its cellular service quality as well as its coverage is partially dependent on its ability to set up cellular sites and install infrastructure equipment, including broadcasting sites. Any difficulties encountered by Pelephone in obtaining the required permits and approvals may adversely affect the performance of its existing network and the establishment of additional cellular sites required by the network. The inability to resolve these problems on a timely basis may prevent Pelephone from attaining the service quality goals specified in its license.

There are administrative or other delays in some planning and building councils regarding the issuance of building permits for sites. As a result, Pelephone operates a number of broadcasting sites that have not yet received permanent building permits. Pelephone has applied to the planning and building authorities for the building permits and these applications are at various stages of discussion and approval.

The establishment of a broadcasting site without obtaining a building permit constitutes, among other things, a breach of the Planning and Construction Law, and in some instances, this has resulted in demolition orders against sites, indictments or the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in most of these instances to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the lack of licensing. These arrangements have not required any admission of guilt by officers of Pelephone or their conviction. However, it is not certain that this will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

Pelephone has also established broadcasting sites using wireless access devices, which require specific radiation permits according to the Israeli Radiation Law, but historically did not require a building permit if they were constructed pursuant to the conditions provided in an exemption provision pursuant to the Israeli Communications Law and the planning and construction law. Some local authorities disputed the applicability of the exemption provision to wireless access devices and to their use. Pelephone's position regarding the applicability of the exemption was accepted in a number of rulings and decisions by local courts and the use of such facilities and the supporting equipment were approved. One verdict provided an opposite ruling. Appeals have been filed for some of these rulings and decisions. Under a temporary order issued by the Israeli High Court of Justice on September 15, 2010, as amended on February 16, 2011 and July 17, 2012, and as extended on September 30, 2013, Pelephone, Cellcom and Partner are permitted under the exemption provision to exchange wireless access devices with another wireless access device for maintenance purposes, provided that the new device is in the exact same location as the replaced device and subject to other conditions in the temporary order, but are prohibited from erecting new wireless access devices under the exemption provision. HOT Mobile and Golan are temporarily permitted to deploy wireless access devices, under more lenient conditions.

Pelephone, similar to other cellular telephony operators in Israel, has encountered difficulties in the past in connection with the establishment, upgrading and operation of broadcasting sites, among other reasons as a result of the position of planning and building councils or public opposition due to alleged radiation concerns.

Permits of the Ministry of Environmental Protection

The Minister for Environmental Protection also promulgated regulations pursuant to the Israeli Radiation Law that address issues such as fees for permits, the method of measuring radiation, etc.

In January 2009, the Radiation Supervisor at the Ministry for Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular aerials.

In 2010, the Ministry of Environmental Protection notified Pelephone of a new condition for all of its network site operation permits, according to which it must install in its systems software (provided by the Ministry of Environmental Protection) that monitors and reports the level of power created in real time from the operation of its network sites.

Additional Environmental Regulation

Israeli Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone), 2002 specify the maximum permitted radiation level for a cellular telephone measured in units of Specific Absorption Rate ("SAR") and require Pelephone to notify its customers regarding the maximum permitted radiation level. As far as we are aware, all the cellular telephones that Pelephone markets comply with the relevant SAR standards.

Pelephone conducts periodic radiation tests in order to ascertain its compliance with permitted operation standards and the standards of the International Radiation Protection Agency. These tests are outsourced and performed by companies authorized by the Ministry for Protection of the Environment. Pelephone has an internal enforcement procedure for supervision of implementation of the provisions of the Israeli Radiation Law, which is supervised by a senior manager. The purpose of the procedure is to incorporate the provisions of the Israeli Radiation Law into the procedures of Pelephone and limit the possibility of violations.

Pelephone is subject to laws that define obligations to publicize and inform customers about the sources of the radiation that it operates and the mobile handsets that it supplies. The Radiation Supervisor at the

Ministry for Protection of the Environment publishes information on the Ministry's website about active cellular broadcasting facilities and those that are under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators. On its website, Pelephone publishes information about radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution when using cellular phones.

Recent Regulatory Developments

Cellular Infrastructure Sharing

In July 2011, the Ministry of Communications issued a press release listing the following main recommendations of the inter-ministerial committee on the sharing of infrastructures in the cellular market:

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A model of forced sharing of sites will be defined, while giving preference to the possibility of enabling the new operators (HOT Mobile and Golan Telecom) to share sites;

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Obtaining a permit to set up a cellular site will be conditional on a proposal for sharing such sites with all operators;

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The cellular telephony operators will be obligated to erect sites that facilitate sharing with up to four participants;

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All the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment);

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The costs of sharing sites will be shared; and

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All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

Pelephone has submitted its reservations to the recommendations to the Ministry of Communications.

In May 2013, the Ministry of Communications, Ministry of Health and the Ministry of the Environment announced that a pre-condition to the deployment of fourth generation cellular infrastructure is the implementation of the inter-ministerial task force's recommendations regarding the sharing of cellular infrastructures.

Import of Cellular Telephony Handsets

In September 2012, a reform of the regulations relating to the importation of cellular telephony handsets became effective. The reform includes an exemption from obtaining a trade license and an exemption from the need to obtain approval for the import of cellular devices that comply with accepted European and American standards. The reform has resulted in intensified competition in the terminal equipment market.

Separation between the Sale of Terminal Equipment and the Sale of Cellular Telephony Services

In January 2013, an amendment to the Israeli Communications Law became effective, under which a cellular telephony operator may not make a subscriber's commitment to receive cellular telephony services dependent on that subscriber's agreement to purchase, rent, borrow or lease terminal equipment. In the past, Pelephone's principal sales method was to offer discounts on the price of cellular telephony services subject to the purchase of terminal equipment. This amendment has had a negative effect on the sale of terminal equipment.

Ministry of Communications Hearing Concerning WiFi

In October 2012, the Ministry of Communications published a hearing regarding an exemption from the need to obtain a license to establish and operate access points which operate on WLAN (WiFi) technology frequencies. The hearing document includes, among other things, an option to allow domestic fixed-line operators, but not cellular telephony operators, to provide services on a best effort basis utilizing this technology as part of their existing licenses.

Pelephone submitted its comments on the hearing in which it objected to the exclusion of the cellular telephony operators from the arrangement, based in part on the fact that the use of the WiFi technology is critical for cellular telephony operators, as this technology is currently an important instrument in regulating loads on the cellular telephony networks. Additionally, Cellcom and Partner have domestic fixed-line licenses allowing them to use WiFi technology according to the proposed arrangement, while discriminating against Pelephone and putting it at a disadvantage against its competitors. No decision or response has been received from the Ministry of Communications on this hearing.

In December 2013, the Ministry of Communications published a hearing with respect to the foregoing, in connection with which comments were requested on the following alternate regulation that: (i) prohibits domestic-fixed line communications licensees and cellular telephony licensees from using WLAN (WiFi) technology and access points to expand their networks and provide telephony services to subscribers; or (ii) permits domestic-fixed line communications licensees and cellular telephony licensees to use WLAN (WiFi) technology to expand their networks and provide telephony services to subscribers provided that such licenses do not charge a separate or additional fee to a subscriber that purchased ISP services, including "roaming packages" for such services. Pelephone is currently preparing its response to the hearing.

Bezeq International

Licenses

International Telecommunications Service License

Bezeq International operates under a general license for the provision of international voice and data services, which is valid until May 2025 and can be extended for additional periods of ten years each. In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 10 million to fulfill all of the conditions of the license for provision of international telecommunications services. The Minister of Communications is entitled to cancel, limit or suspend the license upon certain circumstances set out in the license or if Bezeq International has ceased to satisfy the conditions set out in the Israeli Communications Law and applicable regulations. The license limits the transfer of Means of Control, if as a result, the transferee will hold "significant influence" (as defined in the license) or become a controlling shareholder of Bezeq International, unless the Minister of Communications approved the transfer in writing in advance. Any holder of Means of Control in Bezeq International or in an interested party in Bezeq International may not pledge such Means of Control if the exercise of the pledge would cause the debtor to hold "significant influence" or become a controlling shareholder of Bezeq International, unless the pledge agreement provides that the realization of the pledge is subject to the prior written approval of the Minister of Communications. During a state of emergency, the persons authorized by law may provide instructions to Bezeq International regarding the operation of the system and the provision or limitation of services in order to protect the security of the State of Israel or to ensure the provision of essential services. Bezeq International is required to indemnify the State of Israel for any monetary liability that it shall incur towards a third party as a result of the use of the license. Bezeq International is required to procure insurance to insure itself and its employees against all liabilities they may incur due to physical or property damage caused as a result of the use of the license and against any loss or damage that may be caused to the system.

Special General Domestic Fixed-Line License

On February 8, 2009, the Minister of Communications granted Bezeq International's wholly-owned subsidiary, B.I.P. Communications Solutions Limited Partnership, a special general license for the provisions of domestic fixed-line telecommunications services, which allows it to provide domestic telephony services via broadband Internet access (VoB). The license is valid until February 2029 and can be extended for additional periods of ten years each. In August 2009, Bezeq International started providing these services to private subscribers and on December 30, 2009, the license was amended to permit Bezeq International to provide the services to business subscribers (subject to the limitation on infrastructure through which the services are provided). In accordance with the requirements of the Ministry of Communications, Bezeq International provided a NIS 10 million bank guarantee to fulfill the conditions of its license.

Special License for the Provision of ISP Services

On August 10, 2009, Bezeq International received a special license to provide ISP services, valid until August 29, 2014. Such services were previously provided by Bezeq International under its international telecommunications services license. The license may not be transferred without the prior written approval of the Minister of Communications. Any holder of Means of Control in Bezeq International or in an interested party in Bezeq International may not pledge such Means of Control, unless the pledge agreement provides that the realization of the pledge is subject to the prior written approval of the Minister of Communications. Bezeq International is required to indemnify the State of Israel for any damage or expense that it will be liable for towards a third party as a result of the use of the license.

NEP License

On December 31, 2006, the Ministry of Communications confirmed the transfer of the NEP license to Bezeq International from BezeqCall (a Bezeq subsidiary which had engaged in the provision of NEP services prior to its merger into Bezeq International). Since the merger date, Bezeq International has provided NEP services under this license. On April 30, 2010, the NEP license was extended until April 30, 2015. The Minister of Communications is entitled to cancel or suspend the license prior to its expiration upon certain circumstances set forth in the license, including if Bezeq International refuses to provide information to the Minster or if its activities harm competition. Any change in the holdings in the Means of Control in Bezeq International requires the prior written approval of the Minister of Communications (even if the change does not constitute a change in control and including the transfer of substantially all of the assets of Bezeq International). During a state of emergency, the Minister of Communications and Director General are entitled to take the steps required for the security of the State of Israel and its public. Bezeq International is required to indemnify the Ministry of Communications for any damage or expenses caused as a result of a third party claims against the Ministry with respect to an act or omission of Bezeq International under the license.

Recent Regulatory Developments

Offering of ILD Services by Cellular Telephony Operators; Hearing re Proposed Regulatory Regime in the ILD Market

During 2012, cellular telephony operators with ILD licenses started offering direct dial services as part of their cellular telephony services.

On October 16, 2013 the Ministry of Communications published a hearing for public comment regarding the application of new regulatory regime in the ILD market. Under the proposed regime, domestic fixed-line operators and cellular telephony operators would be allowed to provide ILD services as part of the service packages they offer to their subscribers. The proposed regime would also allow domestic fixed-line operators and cellular telephony operators to provide international data transfer and transmission services. If such regulatory regime is approved, it could have a significant impact on Bezeq International's ILD operations.

VoB or VoC Services

In November 2012, the Ministry of Communications determined that VoB or VoC services are a fixed-line service and that such services will be regulated through a domestic fixed-line license (general or special and not through an MVNO license) (See "—Bezeq—Recent Regulatory Developments—VoB or VoC Services").

Amendment to Bezeq International's ISP License

On October 31, 2012 the Ministry of Communications amended Bezeq International's ISP license with regard to various issues including the manner of entering into contracts with clients, billing for undesired services and sending bills to clients. The provisions of this amendment gradually came into force between December 2, 2012 and May 1, 2013.

Amendment to the Israeli Communications Law on the filtering of offensive content

In August 2012, the Ministry of Communications amended the licenses of the ISPs (fixed and mobile), adding provisions to the licenses concerning filters for offensive sites and content, as a supplementary measure to the provisions of the law on this subject. The amendment stipulates that a license holder will be required, among other things, to inform its subscribers about offensive sites and content on the Internet which are not suitable for children and teenagers, and to include details of ways of blocking access to these sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

YES

The television broadcasting industry in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Broadcasting Council. YES's operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including the Israeli Communications Law and regulations thereunder and the Communications Rules, as well as administrative directives and Broadcasting Council decisions.

Pursuant to the Communications Rules, various obligations and restrictions apply to YES, including those relating to broadcast content and the amount and manner of investment in local productions. In addition, YES may own up to 30% of the local channels broadcast by it.

Licenses

Satellite Broadcasting License

YES's broadcasting license is valid through January 2017 and may be extended for additional six-year periods. This license is the main regulatory permit for YES's operations. The Minister of Communications and the Broadcasting Council have parallel authority to cancel, revoke or amend YES's broadcasting license, only after YES is granted an adequate opportunity to state its opinion with regard to the proposed amendment, in instances and for causes set out in the Israeli Communications Law and regulations thereunder and the broadcasting license.

The Israeli Communications Law and broadcasting license include limitations with respect to the transfer, attachment and encumbrance of the broadcasting license and any of the assets associated with the broadcasting license. The broadcasting license requires receipt of the prior written approval of the Minister of Communications (after consulting with the Broadcasting Council) for the following changes in the holding of the Means of Control in YES: (i) any change of control; (ii) any change in holding of more than 10% of any one Means of Control in YES (in one or more transactions); and (iii) changing any portion of Means of Control in YES, if pursuant to such transaction, one has become or ceased to be an interested party in YES, has gained or lost control over YES or has become or ceased to be the biggest holder of any Means of Control in YES. Any one Means of Control in YES shall not be pledged if the realization of the pledge shall constitute a transfer of Means of Control mentioned above, unless such pledge agreement contains an exclusion according to which a realization shall be subject to a prior written consent of the Minister of Communications. In addition, and without limiting any rights of the Minister of Communications or the Second Authority, a change in control over YES and a change in direct holding of Means of Control in YES will be void, and the holding of Means of Control in YES will grant no rights in YES, if they were acquired in violation of the provisions of the license. The license imposes a reporting requirement regarding the holders of the Means of Control in YES, including such holders' holdings in the journalism and broadcasting fields. Such reporting requirements were incorporated into YES's articles of association and therefore, apply to its shareholders. YES, its office holders and any corporation YES controls or owns 5% or more of its shares, or is the biggest shareholder, is prohibited from adversely affecting competition in terms of provision of broadcasting and services unless approved in advance in writing by the Broadcasting Council. The license includes an obligation to file reports with the Ministry of Communications as well as conditions regarding the regulation of the activity of YES, such as the content of YES's broadcasts and its agreements with its subscribers (such as the types of payments that may be collected) and suppliers. Under the license, YES is required to have a minimum equity of $40 million, have sufficient insurance and to provide a bank guarantee in the nominal amount of NIS 30 million (currently NIS 40 million after linkage) to guarantee its undertakings under the license. Bezeq provided a bank guarantee to the Ministry of Communications to secure YES's obligations under its license.

The broadcasting license includes provisions relating to the content of YES's broadcasts, including an obligation to obtain the Broadcasting Council's approval of the channels broadcast by YES. The Israeli Communications Law prohibits the broadcast of advertisements, subject to certain exceptions. Additionally, the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Broadcasting Council and the Standard Contracts Tribunal approve the subscriber agreement. The approval for the current subscriber agreement expired in 2006 and YES has been working to renew the approval of the subscriber agreement. If such approval is obtained, YES intends to seek approval of the new subscriber agreement by the Standard Contracts Tribunal.

License for Satellite Television Broadcasts in the Judea and Samaria Region

YES broadcasts satellite television to the Judea and Samaria region by virtue of a license valid through 2016. The provisions of such license are similar to those of YES's main broadcasting license (described above).

Licenses to Perform Uplink Operations

YES holds a license to perform uplink operations (transfer of broadcasts from YES's broadcasting center to the broadcasting satellite), which is valid until the earlier of January 2017 or the end of YES's broadcasting license. YES is negotiating the extension of a second uplink license which recently lapsed. The uplink license contains various restrictions with respect to the same issues and in general, on the same terms, as described above with respect to YES's broadcasting license.

Requirement to Invest in Local Content Productions

In accordance with the requirements of the broadcasting license and the decisions of the Broadcasting Council, for each of the years 2012 and 2013, YES is required to invest at least 8% of its annual revenues from subscriber fees in local productions, and according to applicable regulations and the decisions of the Broadcasting Council, YES must invest different portions of these investments in various genres of local productions. YES is also investing additional funds to satisfy investment shortfalls in certain genres from previous years, as was determined by the Broadcasting Council.

Requirement to Transmit Channels

YES is required to allow the producers of channels identified in the Israeli Communications Law to use its infrastructures to transmit broadcasts to its subscribers in exchange for payment, or a transmission fee, to be determined in their agreement with YES, and in the absence of an agreement, in exchange for a payment to be determined by the Minister of Communications, after consulting with the Broadcasting Council.

In accordance with an amendment to the Israeli Communications Law in 2010, certain channels are exempt from payment of transmission fees to HOT and YES. YES filed a claim with the High Court of Justice against the validity and applicability of this amendment in 2010. This claim is still pending.

Broadcasting Rights

The broadcast and distribution of content by YES on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, including under the Israeli Copyright Law and the Performers and Broadcasters Rights Law. Payment of royalties is made through a number of organizations that operate in Israel that collect the royalties for the owners of the intellectual property rights. YES has blanket licenses with these organizations. Payments by YES under these licenses are, at times, based on a fixed payment and at other times on various pricing methods. With respect to some of the organizations, YES may be required to pay additional amounts of royalties for transmitting content via certain media and for secondary broadcasting of certain content. Such payments are not expected to be significant. YES is also expected to pay royalties for secondary broadcasts of certain content, in amounts that YES believes are not significant. See "Description of our Business—Intellectual Property."

Recent Regulatory Developments

DTT

Since 2009, the Second Authority, the public authority that supervises commercial broadcasting in Israel, has operated a terrestrial digital radio broadcasting system, the DTT system, which freely broadcasts a limited number of channels (including the television channels of the broadcasting authority, commercial television channels and the Knesset Channel) on a nationwide basis. The DTT system constitutes a partial alternative to the multi-channel television broadcasts.

According to an amendment to the Israeli Broadcasting by Means of Digital Broadcast Stations Law, 2012 from July 2013, the Israeli Minister of Communications and Minister of Finance will have the authority to appoint a private entity to operate the DTT system, replacing the Second Authority, and the Minister of Communications will also be authorized to determine restrictions relating to such appointment. The

Broadcasting Council's authority to grant a license to special-subject channel operators will not be limited to three license holders only; such operators shall be selected in a tender process based on the price bid by each participant. According to the Second Authority Law, the special-subject channels will be permitted to finance their broadcasts by charging a subscription fee (in addition to the option of financing through advertising). The Minister of Communications and Minister of Finance will be permitted to determine that the State of Israel will subsidize the distribution fees that apply to the special-subject broadcasts and designated channels. In addition, the Broadcasting Council will be entitled to establish the extent of the obligation of a special-subject channel to invest in local productions, provided that at least three of the first nine special-subject channels to be distributed will be obligated to invest between 8% and 12% of their annual revenues in local productions.

Narrow Package Offering

In accordance with a decision of the Broadcasting Council, beginning December 2012, YES and HOT must allow subscribers to purchase, in addition to the basic package of channels that the licensees are obligated to offer to all their subscribers by law, a package of channels that includes certain basic channels and at least four channels produced in Israel, including a sports channel and a channel for pre-school children or a channel for children and teens based on the conditions defined in the Broadcasting Council's decision. According to the decision, YES and HOT were required to offer these channels until May 31, 2013. In May 2013, the Broadcasting Council announced an extension of the period during which YES and HOT may offer the limited group of channels until August 31, 2013.

In July 2013, the Knesset passed a second and third reading of provisions concerning the offering of a basic package in cable and satellite broadcasts as part of the Law for the Change of National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013. According to such law, the Minister of Communications will stipulate the number of channels and price of the package and he will be authorized to stipulate the policy concerning the specifications of and types of channels in the package. The Broadcasting Council will issue instructions for implementation of the Minister of Communications' stipulations, including with respect to the specification, content, standard and scope of the channels. The Minister of Communications' stipulations will remain in force for a period of no more than three years, but the Minister of Communications' may, after consulting with the Broadcasting Council, instruct an extension for additional periods. Payment may not be collected from subscribers for the basic package for related services (including installation fees or the cost of installation and for terminal equipment) if subscribers are not charged for other packages, and in any event such payment will not exceed the payment requested from subscribers of other packages without permission from the Broadcasting Council.

In August 2013, the Broadcasting Council announced that it is considering amending the Communications (Broadcasting Licensee) Rules, 1987 and adopting a different model from the present model. According to the new model, YES and HOT will be obligated to offer their subscribers a basic package of broadcasts which will include the mandatory channels as well as a number of additional channels which the subscriber will be able to choose from the broadcast channels offered by the license holder (except for a small number of channels), so that the basic package will include, together with the mandatory channels, between 17 and 24 channels. The Broadcasting Council is considering recommending that the Minister of Communications' exercise his authority to set a supervised price for the basic package. The Broadcasting Council initiated a hearing process with respect to the amendment, to which YES submitted its response in October 2013. We believe that if the Minister of Communications and the Broadcasting Council implement the amendment it might cause a significant increase in the number of narrow package subscribers.

Commercial Broadcasting Authority

In July 2013, a proposition for an amendment to the Israeli Communications Law was promulgated, according to which a commercial broadcasting authority will be established. The commercial broadcasting authority would constitute a regulatory authority to organize and coordinate the regulation which is now under the supervision of the Second Authority, the Second Authority Council and the Broadcasting Council.

Transmission of Video Content via Media Infrastructures

In 2011, the recommendations of the joint Ministry of Communications and Broadcasting Council task force were submitted to the Minister of Communications. The task force was appointed to review the question of regulating broadcasts on new technologies and platforms, with respect to the method and process of prescribing regulations for semi-television broadcasts (audio-visual content) over the Internet.

The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that Internet-television broadcasts that have the same features as the broadcasts currently offered by the broadcasting entities would be subject to regulatory supervision of the Broadcasting Council and any other relevant regulator (the criteria for determining these features were included in the task force recommendations and are subject to regulation by the Broadcasting Council and any other relevant regulating entity).

It was also recommended that a follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Broadcasting Council, the Broadcasting Authority and the Second Authority, for the purpose of reviewing and adapting the regulations currently applicable to the present realm of broadcasting to the developing realm of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new realm of broadcasts (including a recommendation on appropriate legislative amendments).

The task force noted that the follow-up team must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations. The task force also recommended that that insofar as the new broadcasting entities continue to replace the regulated broadcasting entities (the task force found that the replacement rate is still low), which will have a negative economic impact on the regulated broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary relief for the supervised entities and/or impose obligations tailored to the web-based broadcasting entities. The Minister of Communications has yet to make a decision regarding these recommendations.

We believe that YES's VOD services are not subject to the regulations that currently apply to multi-channel television broadcasts, and as far we are aware, this is the position of the Ministry of Communications. Nevertheless, implementation of the recommendations of the joint Ministry of Communications and Broadcasting Council task force may have repercussions for regulating VOD services provided by YES. It may also affect the development of the transfer of video content over the Internet.

Terminal Equipment

In 2011, the Israeli Ministry of National Infrastructures published draft regulations aimed at regulating the maximum electrical output of digital converters when on active standby mode, which is subject to legislative procedures. YES estimates that should the draft regulations become binding legislation, they may adversely affect YES's ability to continue to use some of the decoders currently used by its subscribers and to import decoders that require a higher level of electricity capacity than the maximum output prescribed in the draft regulations. YES requested amendments to the draft regulations in order to minimize these possible effects.

In 2011, the Broadcasting Council chairman informed YES that he intends to recommend that the Broadcasting Council consider amending YES's broadcasting license so that the deposit that subscribers are required to deposit with respect to the lease of HD or PVR decoders will be limited to the purchase cost of the decoder and to recommend amending the standard form of subscription agreement so that the amount deposited when leasing second-hand terminal equipment be not more than its depreciated cost. YES has expressed its objections to the adoption of such recommendations to the Broadcasting Council chair. We believe that if such recommendations are implemented, YES's revenues may be significantly reduced.

 MANAGEMENT AND GOVERNANCE

The Issuer

We are a public limited liability company under the Israeli Companies Law and operate under such law and associated legislation. Our shares are publicly traded on the NASDAQ Global Select Market and the TASE. Our principal asset is our 30% controlling interest in Bezeq, Israel's largest telecommunications provider based on revenue and subscribers, and we currently hold 30.91% of its outstanding shares. Bezeq, which was established as a government company in 1980, became a public company in 1990, and its shares are traded on the TASE and included in the TA-25 Index.

Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers and the Bezeq Group's senior management:

Name	Age	Position
Issuer's Directors and Senior Management
Shaul Elovitch	65	Chairman of the Board of Directors
Or Elovitch	37	Director
Moshe Rosenthal(1)(2)	54	External Director
Debbie Saperia(1)(2)	45	External Director
Benny Gabbay(1)(2)	54	External Director
Doron Turgeman	45	Chief Executive Officer
Ehud Yahalom	35	Principal Financial Officer
Bezeq Group's Executive Management
Stella Handler	52	Chief Executive Officer of Bezeq
David Mizrahi	43	Chief Financial Officer of Bezeq
Gil Sharon	50	Chief Executive Officer of Pelephone
Isaac Benbenisti	48	Chief Executive Officer of Bezeq International
Ron Eilon	48	Chief Executive Officer of YES

(1)
Member of our Audit Committee.
(2)
Member of our Compensation Committee.

Issuer's Directors

Shaul Elovitch has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings (1979) Ltd. ("Eurocom Holdings") and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves as the chairman of the board of directors of Bezeq and as a director of various companies within the Bezeq Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom and E.G.R.E. Ltd and other various companies of the Eurocom Group. Mr. Elovitch is the father of Mr. Or Elovitch, a director.

Or Elovitch has served as a director since March 2012. Mr. Elovitch has served as the chief executive officer of Eurocom Communications, our controlling shareholder, through its controlling interest in our parent company, Internet Gold, since August 2011. Prior thereto and from 2006, Mr. Elovitch served as Eurocom Communications' Executive Vice President of Business Affairs and Investments. Mr. Elovitch also serves as the chairman of the board of directors of Space Communication Ltd. and Enlight Renewable Energy Ltd., companies publicly traded on the TASE and within the Eurocom Group. Mr. Elovitch also serves as a director in various companies within the Eurocom Group, such as Bezeq and subsidiaries of Bezeq. Mr. Elovitch holds a B.A. degree in Business Administration from The College of Management, Tel Aviv and an M.B.A. degree from Baruch College of The City University of New York. Mr. Elovitch is the son of Mr. Shaul Elovitch, the chairman of our board of directors.

Benny Gabbay has served as an external director (within the meaning of the Israeli Companies Law) since November 2013 and is a member of our audit and compensation committees. Since 2002, Mr. Gabbay has served as the chief executive officer of Ofek Semiconductors Ltd., a global importer and exporter of semiconductors. Prior to that and from 1996, Mr. Gabbay served as a senior manager at Iridium Data Ltd.

From 1994 to 1996, Mr. Gabbay was a manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Since 2010, Mr. Gabbay has also been a partner in a real estate development initiative in the United States and serves as the chairmen of the board of Novolap Medical Ltd., a biotechnology company. Mr. Gabbay is a certified public accountant in Israel and holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem.

Moshe Rosenthal has served as an external director since November 2010 and is a member of our audit and compensation committees. Mr. Rosenthal has been leading an Israeli initiative for composting organic waste as part of his role as Vice President, Business Development of Agrolan Ltd. In addition, Mr. Rosenthal, an attorney, advises leading Israeli fashion brands regarding their legal affairs and business development. From 2003 to 2009, Mr. Rosenthal founded and served as the chief executive officer of WomenOnly, a chain of stores in Israel for women's intimate apparel that was subsequently acquired by Eveden Ltd., a UK company and leader in the intimate apparel market. From 1996 to 2003, Mr. Rosenthal served as the chief executive officer of Rosenthal Import, Export and Marketing Ltd., which was a leading importer to Israel of women's intimate apparel. From 1995 to 1998, Mr. Rosenthal was an attorney at Avshalom Leshem—Law Offices. Mr. Rosenthal holds an LL.B degree from Bar Ilan University.

Debbie Saperia has served as an external director since January 2008 and is a member of our audit and compensation committees. Since June 2011, Ms. Saperia has also served as a director of FIBI Holdings Ltd. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in the marketing and sale of products to Evangelical Christians since 2005. Ms. Saperia is a consultant for Jones Lang LaSalle, which is involved in global commercial real estate. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co—Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds an LL.B (Hons.) degree from the University of Manchester.

Issuer's Senior Management

Doron Turgeman has served as our chief executive officer since October 2011. Mr. Turgeman also serves as the chief executive officer of Internet Gold and as the chief financial officer of Eurocom Communications. Previously, Mr. Turgeman served as B Communications' and Internet Gold's Chief Financial Officer and Vice President of Finance and served as a member of the board of directors of B Communications from January 2008 to February 2010. During the last five years, Mr. Turgeman also served as an executive officer of several of Internet Gold's media and Internet companies, which were subsequently sold. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Ehud Yahalom.    Mr. Yahalom has served as our principal financial officer since October 2, 2011. Mr. Yahalom joined our company in May 2011 as a controller. Previously and from 2007, Mr. Yahalom served in Cellcom accounting department. Mr. Yahalom holds a B.A. degree in Economics and Accounting from Haifa University and an M.B.A. degree from the College of Management Academic Studies in Rishon LeZion. Mr. Yahalom is also a certified public accountant in Israel.

Bezeq Group's Executive Management

Stella Handler was appointed as the chief executive officer of Bezeq on April 14, 2013. Ms. Handler has held several senior positions in Israel's communications sector, among them as chairperson of HOT from May 2011 until January 2013 and chief executive officer of our company (then known as 012 Golden Lines) from 2003 until January 2010. Ms. Handler holds B.A. and M.A. degrees in Economics as well as an M.B.A. from the Hebrew University of Jerusalem.

David Mizrahi has served as Bezeq's deputy chief executive officer and chief financial officer since January 2013. Previously, from 2007 until December 2012, Mr. Mizrahi served as Vice President, Economics and Budgets of Bezeq. Mr. Mizrahi holds a B.A. degree in Economics from the Hebrew University of Jerusalem.

Gil Sharon has served as the chief executive officer of Pelephone since October 2005. From 2002 to 2005, Mr. Sharon was deputy chief executive officer and chief marketing officer of Pelephone. Prior to that, from 1998 to 2001 he served as the deputy chief executive officer of Barak 013 Ltd. Mr. Sharon holds a B.A.

degree in Economics and Business Administration from the Hebrew University of Jerusalem and an M.B.A. degree from Tel-Aviv University.

Isaac Benbenisti has served as the chief executive officer of Bezeq International since November 2007. He served as the deputy chief executive officer of Bezeq International from May 2007 to November 2007. Prior to that, from 2003 to 2006, he served as the director and general manager of the Personal System Group & Business Partners Division at Hewlett-Packard Israel. Mr. Benbenisti holds a B.A. degree in Economics and an M.B.A. from the Hebrew University of Jerusalem.

Ron Eilon has served as the chief executive officer of YES since August 2006. Mr. Eilon served as chief financial officer of Bezeq from 2003 to 2005, and as deputy chief executive officer of Bezeq from 2005 to 2006. From 1999 until 2002, he was the chief financial officer of Mirs. Mr. Eilon holds a B.A. in Economics and an M.B.A. degree from the Hebrew University of Jerusalem.

Board Committees

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors, as such terms are defined in the Israeli Companies Law. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder's relatives.

Our audit committee also serves, in compliance with the Israeli Companies Law and Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants' qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal (chairperson), Mr. Gabbay and Ms. Saperia, our external directors under Israeli law. Our board of directors has determined that each of Mr. Rosenthal and Mr. Gabbay qualifies as an audit committee financial expert, as defined by rules of the SEC. The audit committee meets at least once each quarter.

Compensation Committee

Our Board of Directors has established a Compensation Committee consisting of our three external directors (within the meaning of the Israeli Companies Law) who are also the members of our audit committee. The three members satisfy the "independence" requirements of the SEC, NASDAQ and Israeli law for audit committee members. Pursuant to a recent amendment to the Israeli Companies Law (the "Compensation Amendment"), which became effective on December 12, 2012, a compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee may not serve on the compensation committee.

Under the Compensation Amendment, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company's office holders and any extensions thereto. The compensation policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Israeli Companies Law; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Pursuant to the Compensation Amendment, our Compensation Committee adopted a compensation policy and will be required to approve our compensation policies at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our Compensation Committee, and by our shareholders by a special majority in accordance with the Compensation Amendment.

 PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of September 30, 2013, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold(3)	20,320,256	68%
Shaul Elovitch(4)	20,323,433	68%
Norisha Holdings Limited(5)	3,571,741	12%
Altshuler Shaham Ltd.(6)	1,964,928	6.6%
Or Elovitch	7,555	(* )
Benny Gabbay	1,073	(* )
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (8 persons)(7)	20,333,861	68%

*
Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of September 30, 2013.

(3)
As of September 30, 2013, Internet Gold, our controlling shareholder, held of record 20,320,256, or 68%, of our outstanding ordinary shares. Eurocom Communications, the controlling shareholder of Internet Gold, holds 79% of its ordinary shares. As of September 30, 2013, Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings' shares and 75% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

(4)
Mr. Shaul Elovitch, the chairman of our board of directors, is deemed to beneficially own 20,323,433, or 68%, of our ordinary shares as of such date through his controlling interest in Eurocom Communications. Mr. Shaul Elovitch may also be deemed to be the beneficial holder of an additional 3,177 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch, and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch. In addition, 10,650 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

(5)
The Solidenergy Trust is the owner of 100% of the equity interest of Norisha Holdings Limited. As the sole director of Norisha Holdings Limited and the sole trustee of the Solidenergy Trust, Mr. Kikis Treppides may be deemed to be the indirect beneficial owner of the 3,571,741 ordinary shares beneficially owned by Norisha Holdings Limited.

(6)
According to a Schedule 13G filed with the SEC by Altshuler Shaham Ltd., or Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni, on June 12, 2013, these ordinary shares consist of (i) 1,410,545 ordinary shares held by provident funds and pensions managed by Altshuler Shaham Provident Funds and Pension Ltd., in which Altshuler Shaham holds an 80.75% equity interest, and (ii) 554,383 ordinary shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler Shaham. All of such ordinary shares are held in provident funds, pension funds or mutual funds that are managed by employees of Altshuler Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham, except for 3,781 ordinary shares which are held by Altshuler Shaham in a nostro account for the benefit of its shareholders. Mr. Gilad Altshuler serves as an investment manager for Altshuler Shaham Pension, and as Chief Executive Officer, an investment manager and a member of the investment committee for Altshuler Shaham Mutual Funds, and, in such capacities, may be deemed to share dispositive power (but lacks voting power) with respect to those ordinary shares. Mr. Danny Yardeni serves as assistant investment manager for the provident funds, pension funds and mutual funds managed by Altshuler Shaham Pension and Altshuler Shaham Mutual Funds, respectively (and as a director for Altshuler Shaham Mutual Funds), and, as such, may also be deemed to share dispositive power (but lacks voting power) with respect to those ordinary shares. Each of Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni disclaims beneficial ownership of the ordinary shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

(7)
Includes 1,800 ordinary shares owned by Mr. Doron Turgeman, our Chief Executive Officer.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We receive and provide various services and products to and from related parties at market rates and in the ordinary course of business. Other than the transactions described below, none of our related party transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party's bid is on arm's-length terms. Any of such transaction is subject to the approval of our audit committee and our board of directors (and in some instances, our shareholders). In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm's length terms.

In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily among Bezeq, other Bezeq Group companies and other Eurocom Group companies, such as Eurocom Digital, Eurocom Cellular, Spacecom, Satcom and Satlink, and to a lesser extent other affiliated companies. Such business activities primarily relate to the provision, purchase or sale of communications and digital services and products, including the provision of satellite or broadcasting services, cellular and electronic products and equipment, and Internet and telephony services. The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

Agreements with the Eurocom Group and Internet Gold

We have entered into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the U.S. Securities Act. Under the registration rights agreement, we have granted to Internet Gold "demand" registration rights that allow it, at any time after one year following the consummation of our initial public offering in October 2007, to request that we register under the U.S. Securities Act some or all of our ordinary shares it owns. Internet Gold is entitled to an aggregate of five demand registrations. We are not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. We are also not required to effect more than one demand registration during any 12-month period thereafter. We are not obligated to grant a request for a demand registration within 90 days of any other demand registration. Internet Gold also has "piggyback" registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee. Under the registration rights agreement we have agreed to indemnify Internet Gold against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from Internet Gold. We will pay all expenses incident to any demand registration, and Internet Gold will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

In February 2008, we entered into an execution services agreement with Eurocom Capital Finance Ltd. ("Eurocom Capital"), which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our board of directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of our financial investments pursuant to direct instructions from our Chief Financial Officer, which is based on a policy that was established by our management and approved by our board of directors. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. We paid Eurocom Capital aggregate fees of approximately NIS 470,000, NIS 620,000 and NIS 403,000 ($107,000) for its services in 2010, 2011 and 2012, respectively.

We have entered into an arrangement with Eurocom Communications and Internet Gold, according to which Mr. Turgeman provides management services to us, Internet Gold and Eurocom Communications. In consideration for such services, each of Eurocom Communications, Internet Gold and us will bear 33% of Mr. Turgeman's services costs.

We and Internet Gold lease our principal offices from Eurocom Communications for an annual rent of NIS 32,500 for each company. In addition, Eurocom Real Estate Ltd. provides us and Internet Gold with parking spaces for NIS 13,000 a year for each company. Eurocom Digital provides us and Internet Gold with additional services, such as computing services and car maintenance for an annual sum of NIS 32,000 for each company.

Bezeq Group Interested Party Guidelines

In March 2011, Bezeq's board of directors adopted guidelines and regulations to classify a transaction by Bezeq, any of its subsidiaries or affiliates of Bezeq with an interested party as an "insignificant transaction," which is not an "extraordinary transaction," as set out in the Israeli Securities Regulations (Annual Financial Statements), 2010. These guidelines and regulations are used to examine the scope of disclosure in periodic reports, prospectuses (including shelf offering reports) and immediate reports regarding a transaction of Bezeq, a company under its control and a subsidiary or affiliate of Bezeq with a controlling shareholder or in which the controlling shareholder has a personal interest.

From time to time, Bezeq and its subsidiaries or affiliates enter into "insignificant transactions," which are not extraordinary transactions, with an interested party in Bezeq or with related parties, including transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular telephony handsets, software development products and services, maintenance services, voice-mail service agreements, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations under the specific circumstances, a transaction that is in Bezeq's regular course of business, is carried out in accordance with market conditions and has no material effect on the Bezeq Group, is deemed "insignificant" if all the following parameters exist:

•
The amount of the transaction does not exceed NIS 10 million;

•
Bezeq is not required to issue an immediate report for the transaction under applicable law; and

•
The transaction does not involve employment terms (within the meaning of the Israeli Companies Law) of an interested party or any relative thereof.

According to the Israeli Companies Law, Bezeq's audit committee will review the parameters set out above and the need to update them on a yearly basis, prior to the publication of Bezeq's reports. Bezeq's board of directors may, from time to time and at its discretion, amend the parameters for an "insignificant transaction." In general, each transaction is tested separately for "insignificance." Nevertheless, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for "insignificance," provided the scope of the transaction does not exceed NIS 10 million. In 2010, 2011 and 2012, the Bezeq Group entered into "insignificant transactions" with related parties of Bezeq Group or entities in which its controlling shareholder has a personal interest as described above.

In accordance with a recent amendment to the Israeli Companies Law, Bezeq's audit committee has determined that transactions of Bezeq or its subsidiaries (including YES) with Bezeq's controlling shareholders or in which Bezeq's controlling shareholders have a personal interest, must be approved following a competitive process, which includes approaching three competitors that provide a similar service or product (subject to certain exceptions). The audit committee has determined standards for conducting such competitive process and certain types of transactions for which a different approval procedure shall apply.

Bezeq Group Transactions Deemed to be Significant

Agreements to Purchase Satellite Terminal Equipment

In July 2010, the shareholders of Bezeq (following approval by its audit committee and board of directors) approved Bezeq's vote at the general meeting of YES in favor of the agreement among YES, ADB and Eurocom Digital for the purchase of 47,500 yes MaxHD set-top boxes at a cost of $9,796,400 and to obtain U.S. dollar supplier's credit for a further period of 60 days from Eurocom Digital with respect to the purchase of the set-top boxes.

In April 2011, the shareholders of Bezeq (following approval of its audit committee and board of directors) approved Bezeq's vote at the general meeting of YES in favor of YES's engagement with ADB and Eurocom in the following transactions: (a) the acquisition of yes MaxHD set-top boxes, based on the existing framework agreement, and the upgrade (partial or full, at the discretion of YES) of the hard-drives of the set-top boxes, at a total cost of $10.3 million; (b) the receipt of dollar credit from Eurocom Digital for an additional 60 days for the purchase of the set-top boxes (for which YES will pay interest at a rate of 1% or 6% in nominal annual terms). The average amount of the credit is estimated as NIS 11 million and payment of the annual interest is estimated as NIS 578,000; (c) the purchase of power supply packs for yes MaxHD set-top boxes from Eurocom and ADB, for the period through May 31, 2012, at a total cost of $131,000.

In August 2011, the shareholders of Bezeq (following approval of its audit committee and board of directors) approved Bezeq's vote at the general meeting of YES in favor of YES placing a supplemental order for yes MaxHD set-top boxes from Eurocom Digital and ADB, based on the existing framework agreement, and to upgrade (at the discretion of YES) the hard drives of the set-top boxes at an overall cost of $20.7 million. Bezeq's shareholders also approved Bezeq voting in favor of YES's receipt of supplier's credit from Eurocom Digital for an additional period of 60 days for the purchase of the set-top boxes (for which YES will pay interest at a rate of 1% or 6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000.

In March 2012, Bezeq's board of directors also approved an order of power supply packs for yes MaxHD from Eurocom Digital and ADB, for a period until December 31, 2012, at a total cost of $130,000. In March 2012, the shareholders of Bezeq approved Bezeq's vote at the general meeting of YES in favor of the amendment to YES's engagement with Eurocom Digital and ADB, approving the purchase of approximately 50% of the original quantity approved. The maximum overall increase of cost to the original engagement (due to the increase in hard drive prices) will be up to $1,953,000.

In April 2012, Bezeq's shareholders approved Bezeq's vote at the general meeting of YES, in favor of YES engaging with Eurocom Digital and ADB in the following transactions: (1) the acquisition of power supply packs for yes MaxHD set-top boxes from Eurocom Digital and ADB, for the period through December 31, 2012 at an overall cost of up to $131,000; (2) the acquisition of yes MaxTotal3 set-top boxes from Eurocom Digital and ADB, under the existing framework agreement, at a total price of $9.8 million, for the period through to December 31, 2014; and (3) to obtain supplier credit in dollars for an additional period of 60 days from Eurocom Digital, with regard to the foregoing acquisition of set-top boxes. In October 2013 and November 2013, Bezeq's audit committee and board of directors approved, respectively, an extension of the transaction for the acquisition of yes MaxTotal3 set-top boxes from Eurocom Digital and ADB until December 31, 2016. In January 2013, Bezeq's shareholders approved the extension, as well as Bezeq's vote at the general meeting of YES in favor of YES's engagement with Eurocom Digital and ADB for the delivery of power supply packs at a cost of up to $78,600.

In July 2012, Bezeq's shareholders approved Bezeq's vote at the general meeting of YES, in favor of YES engaging with Eurocom Digital and ADB in the following transactions: (1) an amendment to YES's agreement with Eurocom Digital and ADB, with regard to some of the set-top boxes (approximately 42% of the original quantity approved), the maximum overall increase in cost for the original engagement (due to the rise in hard drive prices) will be up to $1,336,940 and with regard to 16% of the original quantity approved, to approve extending the delivery date until September 30, 2013; and (2) the acquisition by YES of yes MaxTotal set-top boxes from Eurocom Digital and ADB, under the existing framework agreement, at a total price of $20.7 million, for the period through to March 31, 2014. Furthermore, should the global hard disk market require a further price increase, an additional cost was approved for the foregoing acquisition of up to $3.245 million; and (3) to obtain supplier credit in dollars for an additional period of 60 days to the period set in the framework agreement, from Eurocom Digital, with regard to the foregoing acquisition of set-top boxes.

In 2012, YES acquired yes MaxHD set-top boxes from Eurocom Digital and from ADB, based on the framework agreement, and upgraded hard-drives for the set-top boxes at a total cost of $10.3 million. In 2011, YES acquired yes MaxHD set-top boxes from Eurocom Digital and from ADB, based on the existing framework, at an overall cost of $30.5 million.

In January 2014, Bezeq's shareholders approved the purchase of additional yes MaxHD set-top boxes by YES from Eurocom Digital and ADB, for a total cost of $14.9 million.

Debt Arrangements between Bezeq, Bezeq International and YES

In September 2012, Bezeq's shareholders approved Bezeq's vote at the general shareholders meeting of YES in favor of the engagement between Bezeq and Bezeq International with YES in the following transactions:

•
Debt arrangement between Bezeq and YES.  Bezeq's engagement in a new debt arrangement agreement according to which all the payments under earlier debt arrangements, which were due to be paid as of August 1, 2012 through to June 10, 2013, will be postponed, each for a period of 18 months from their expected repayment date, and during this period each installment will bear interest of prime + 4%, with the addition of VAT as required by law (in addition to interest under prior debt agreements) in the total principal amount of NIS 26,663,027.

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Debt arrangement between Bezeq International and YES.  An agreement with regard to a new debt arrangement according to which the payments under earlier debt arrangements, which were due as of August 1, 2012 through December 31, 2013, will be deferred for a period of 18 months from the expected repayment date, and during this period, each installment will bear interest of prime + 4%, with the addition of VAT as required by law (in addition to interest under prior debt agreements) in the total principal amount of NIS 5,928,750.

Agreement (Extension and Amendment) to acquire Nokia and ZTE products

In October 2012, Bezeq's shareholders approved Bezeq's vote at the general meeting of Pelephone in favor of amending Pelephone's engagement with Eurocom Cellular, which was previously approved by the shareholders in June 2010. The agreement relates to Eurocom Cellular's sale and supply of Nokia products to Pelephone. Under the amendment, this engagement will be expanded to also include products manufactured by the Chinese electronics company, ZTE, whose cellular terminal equipment is marketed in Israel through its official representative, Eurocom Communications. The period of the engagement will be extended by three years from the date of the termination of the existing agreement period (i.e., until December 31, 2015). The annual volume of purchases under the engagement may not exceed the NIS 300 million (before VAT) per calendar year.

Agreement for Acquisition of Satellite Broadcast Space Segments

YES has entered into a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments owned by Spacecom of the Amos 2 and Amos 3 satellites. YES paid Spacecom NIS 108 million and NIS 100 million in lease fees in 2012 and 2011, respectively. In May 2013, YES approved an amendment to the agreement with Spacecom, extending the leases for space segments on the Amos 2, Amos 3 and Amos 6 satellites or another satellite to be agreed between the parties, until the end of 2028, for an aggregate consideration of $227.0 million for the entire period. YES and Spacecom entered into the amended agreement in November 2013.

Amendment of Letters of Indemnification for Directors and Officers who are Controlling Shareholders or their Relatives

In October 2011, Bezeq's shareholders approved (subsequent to approval by Bezeq's audit committee and board of directors) amendments to the indemnification letter granted to current office holders who are not controlling shareholders of Bezeq and their relatives and to the indemnification letter granted to current directors and office holders who are controlling shareholders of Bezeq or their relatives, following amendments to the Israeli Securities Law relating to administrative enforcement proceedings. Under the amended indemnification letters, Bezeq has agreed to indemnify the office holders for payments made by the officer or director to injured parties for certain infringements of the Israeli Securities Law or for expenses incurred by the officer or director in connection with certain administrative proceedings under the Israeli Securities Law, including reasonable litigation expenses and legal fees.

In December 2011, our shareholders approved (subsequent to approval by our audit committee and our board of directors) a similar amendment to the letters of indemnification of our officers and directors.

Directors' and Officers' Liability Insurance Policy

In April 2011, Bezeq's shareholders approved (subsequent to approval by Bezeq's audit committee and board of directors) a framework transaction for a period of three years from April 14, 2011 through to April 13, 2014, for Bezeq's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers, as may be elected or appointed from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in Bezeq, and all by way of a framework transaction as defined in the Israeli Companies Regulations (Reliefs in Transactions with an Interested Party), 2000. Bezeq may acquire a policy with a liability limit of $100 million per claim and in total for each insurance year, and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The cumulative liability limit for Bezeq's subsidiaries is half of the above liability limit. The annual premium that Bezeq may pay will not exceed $185,000 with the addition of up to 20% of this amount. Bezeq will be permitted to acquire insurance with liability limit exceeding $100 million provided that the annual premium that it will pay will not exceed $185,000 with the addition of up to 20% of this amount. Any purchase of a new insurance policy in the future must be approved by Bezeq's audit committee and board of directors, which will determine whether it complies with the terms of the framework transaction.

In March 2013, Bezeq's board of directors, subsequent to approval by its audit committee and compensation committee and after determining that it complies with the terms of the above framework transaction, approved Bezeq obtaining a directors' and officers' liability insurance policy for one year from April 14, 2013 through April 13, 2014. Bezeq is authorized to pay an annual premium of up to $210,000. The liability limit is $100 million per claim and in total for each insurance year, and $20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the applicable requirements under the Israeli Companies Law.

Issuance of Debt by YES

Historically, Bezeq's board of directors (subsequent to approval by its audit committee) has approved Bezeq's vote at the general meeting of shareholders of YES with respect to the issuance of debt by YES.

Management and Consultation Services

In June 2013, the shareholders of Bezeq approved (following the approval by its audit committee and board of directors) an amended management and consultation services agreement, under which Eurocom Communications will provide Bezeq with ongoing management and consultation services. In addition, Mr. Shaul Elovitch will provide active chairman services to Bezeq and its subsidiaries for an annual fee of NIS 5.524 million over a three-year term commencing on June 1, 2013 and ending on May 31, 2016. The agreement is subject to termination by either party upon three months' prior notice. The annual compensation amount includes payment for general directors' fees with respect to the directors' services on behalf of Eurocom Communications provided to the boards of directors of Bezeq and its subsidiaries. The primary consultation services provided on behalf of Eurocom Communications relate to Bezeq's operations, including strategy, business development, finance, regulation and real estate, and such other consultation services that Bezeq requires as a communications company and as a group of companies, and ongoing management services.

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  Exhibit 99.2
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
CERTAIN DEFINITIONS
DEFINED LEGAL AUTHORITIES
SUBSCRIBER, MARKET AND INDUSTRY DATA
FORWARD LOOKING STATEMENTS
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA
RISK FACTORS
SELECTED HISTORICAL FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY AND MARKET OVERVIEW
DESCRIPTION OF OUR BUSINESS
REGULATORY
MANAGEMENT AND GOVERNANCE
PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS